Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

09047510

SEC Mail Processing
Section

NOV - 6 2009

Washington, DC
110

MACQUARIE

4 November 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

MACQUARIE GROUP LIMITED
APPENDIX 4D HALF-YEAR REPORT
HALF-YEAR ENDED 30 SEPTEMBER 2009

MACQUARIE

ACN 122 169 279

Macquarie Group Limited
Appendix 4D Half-Year Report for the half-year ended 30 September 2009

1. **Details of the reporting period and the previous corresponding period**

Current period:	1 April 2009 to 30 September 2009
Prior corresponding period:	1 April 2008 to 30 September 2008

2. **Results for announcement to the market**

	Key information	Half-year ended 30 September 2009 $m	Half-year ended 30 September 2008 $m	Change %
2.1	Net operating income	3,105	2,970	5%
2.2	Profit from ordinary activities after income tax	496	648	-23%
2.3	Profit attributable to ordinary equity holders of Macquarie Group Limited	479	604	-21%

2.4	Dividends – Ordinary shares	Amount per Security	Franked amount per security
	Interim dividend (resolved, not yet provided at 30 September 2009)[1]	**86 cents**	**0%**
	Final dividend	**n/a**	**n/a**

[1] The entire dividend is Conduit Foreign Income.

2.5 Record date for determining entitlements to the dividends

The record date for the interim dividend is 13 November 2009.

2.6 Commentary

Review of Operations

Consolidated net profit after income tax attributable to ordinary equity holders for the half-year ended 30 September 2009 was $479 million, a 21 percent decrease from $604 million in the prior corresponding period and a 79 percent increase from $267 million in the prior period. The result includes significant write-downs, impairment provisions, and equity accounted losses, negative fair value adjustments on fixed rate issued debt, and large gains from the financing of a further acquisition of Macquarie Income Preferred Securities and the internalisation of the management of Macquarie Airports.

Assets under management at 30 September 2009 were $216 billion, a 11 percent decrease since March 2009 and a 10 percent decrease on the prior corresponding period.

In May 2009 Macquarie undertook a $540 million capital raising via an institutional private placement, and in June 2009 completed a $669 million share purchase plan. As a result of these capital initiatives and combined with a decrease in profit attributable to ordinary equity holders, return on equity for the six months to 30 September 2009 was 9.6 percent, down from 13.9 percent for the prior corresponding period.

Operating Income

Total operating income for the half-year to 30 September 2009 was $3,105 million, a 5 percent increase on the prior corresponding period and 21 percent up on the prior period. The main drivers of this change were stronger performances from Fixed Income, Currencies and Commodities and the Cash equities business in Macquarie Securities, combined with an overall reduction in the level of impairments, write downs and equity accounted losses.

Operating Expenses

Total operating expenses for the half-year were $2,573 million, an increase of 15 percent from $2,243 million in the prior corresponding period largely driven by increased employment costs, which also resulted in an increase to the compensation ratio from 40.1 percent in the prior corresponding period to 45.2 percent for the six months to 30 September 2009.

The effective tax rate for the half-year ended 30 September 2009 was 7.0%, up from 1.7% for the year ended 31 March 2009.

Events subsequent to balance date

There were no material events subsequent to 30 September 2009 that have not been reflected in the financial statements.

Refer to the September 2009 Interim Result Announcement for more details.

Macquarie Group Limited

Appendix 4D Half-Year Report
for the half-year ended 30 September 2009

3 **Net tangible assets per ordinary share**

Security	Half-year ended 30 September 2009 $m	Half-year ended 30 September 2008 $m
Ordinary shares	26.11	27.24

Net tangible assets includes intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

Excluding intangible assets within held for sale businesses the net tangible assets per ordinary security for the half-year ended 30 September 2009 was $26.08 (2008: $26.98).

4 **Control gained or lost over entities in the financial year, and those having material effect**

Name of entities where control was gained in the financial year	Date control gained
Tristone Capital Global Inc.	31 August 2009

The above entities did not contribute materially to the consolidated entity's profit from ordinary activities.

Name of entities where control was lost in the financial year	Date control lost
Macquarie Communications Infrastructure Management Limited	22 July 2009

The above entities did not contribute materially to the consolidated entity's profit from ordinary activities during the period they were controlled.

5 **Dividend details**

	Half-year ended 30 September 2009 $m	Half-year ended 30 September 2008 $m
Ordinary share capital		
2009 final dividend paid:		
40 (2008: 200) cents per share	122	552

There is no provision for the interim dividend in respect of the half-year ended 30 September 2009 as a result of AASB 137: Provisions, Contingent Liabilities and Contingent Assets. A provision for dividend is recognised at the time the dividends are declared, determined or publicly recommended.

The final dividend paid during the half-year ended 30 September 2009 was 60 percent franked at the 30 percent corporate tax rate (2008: 100 percent franked at the 30 percent corporate tax rate). The entire unfranked portion of the dividend was Conduit Foreign Income.

Since the end of the period, the Directors have resolved to pay an interim dividend for the half-year ended 30 September 2009 of $0.86 per the number of fully paid ordinary Macquarie Group Limited shares on issue on 13 November 2009. The dividend will be 100 percent unfranked and payable on 16 December 2009. The entire dividend is Conduit Foreign Income.

Macquarie Income Securities

Distributions paid during the half-year ended 30 September 2009 (net of distributions previously provided) were $6 million (2008: $11 million). Distributions provided at 30 September 2009 are $4 million (2008: $8 million) which were paid on 15 October 2009.

Macquarie Income Preferred Securities

Distributions paid during the half-year ended 30 September 2009 (net of distributions previously provided) were $4 million (2008: $1 million). Distributions provided at 30 September 2009 are $2 million (2008: $22 million) which were paid on 15 October 2009.

The Macquarie Income Preferred Securities and Macquarie Income Securities represent the minority interests of a subsidiary. Accordingly, the distributions paid/provided in respect of these are recorded as a movement in minority interests.

Macquarie Group Limited
Appendix 4D Half-Year Report
for the half-year ended 30 September 2009

6 Dividend or distribution reinvestment plan details

The Company's Dividend Reinvestment Plan (DRP) remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5 percent discount to the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Election notices for participation in the DRP in relation to the interim dividend to be paid on 16 December 2009 must be received by the registry by 5:00 pm on the record date (13 November 2009) to be effective for that dividend.

7 Investments in associates and joint ventures

Name	Ownership interest (%)
Material interests in associates and joint ventures are as follows:	
Classified as associates and joint ventures using the equity method:	
Brisconnections Unit Trusts	43%
Diversified CMBS Investments Inc.	57%
European Directories SA	14%
Macquarie AirFinance Ltd	38%
MAp Airports	21%
Macquarie CountryWide Trust	12%
Macquarie Energy Holdings LLC	49%
Macquarie European Infrastructure Fund LP	5%
Macquarie Goodman Japan Limited	50%
Macquarie Infrastructure Group	15%
Macquarie Media Group	26%
Macquarie Office Trust	14%
MAIP International Holdings Ltd	25%
MEO Holdings Limited	59%
MGPA Limited	56%
Redford Australian Investment Trust	29%
Classified as associates held for sale:	
US Senior Living Trust	50%

As disclosed in the financial report the Group has recognised an impairment charge of $359 million on its investment in associates and joint ventures. Except for the impairment charge the above entities did not contribute materially to the reporting entity's profit from ordinary activities.

8 Foreign entities, applicable accounting standards used

Not applicable.

9 Statement if Financial Report is subject to review dispute or disqualification

The Financial Report has been subject to review, and is not subject to dispute or disqualifications.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

ASX/Media Release

MACQUARIE

PROPOSED MIG RESTRUCTURE

SYDNEY, 30 October 2009 – Macquarie Group Limited (Macquarie) notes the announcement by Macquarie Infrastructure Group (MIG) today outlining a proposed restructure of MIG's portfolio into two separate listed entities so as to protect and enhance security holder value.

The restructure would allocate MIG's assets based on their maturity and risk profile, and if approved by security holders will result in:

- a standalone entity holding MIG's interests in the 407 ETR and Westlink M7
- a Macquarie-managed entity holding the remaining MIG assets, M6 Toll, APRR, Chicago Skyway, Indiana Toll Road, South Bay Expressway, Dulles Greenway, Warnow Tunnel and Transtoll
- After providing adequate working capital for both entities it is estimated there will be surplus cash of $A226 million. A payment to MIG security holders of a special distribution of 10 cents per security would be made in addition to the normal interim distribution for FY 2010.

Macquarie notes that the MIG Boards intend to call a special general meeting of security holders in January/February 2010 to consider the proposal.

Attachments: MIG ASX release, October 30, 2009

Contact:

Investor Relations
Stuart Green
+612 8232 8845

Media
Lisa Jamieson
+612 8232 6016

Macquarie Infrastructure Investment Management Limited
A Member of the Macquarie Group of Companies
ABN 67 072 609 271
AFS Licence No. 241405

No. 1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone +61 2 8232 3333
Facsimile +61 2 8232 4713
Internet www.macquarie.com.au/mig
DX 10287 SSE

30 October 2009

ASX RELEASE

MACQUARIE

Macquarie Infrastructure Group

MIG BOARDS DECIDE ON RESTRUCTURE PROPOSAL

The Boards of MIG have today determined that the best way to protect and enhance the value inherent in MIG is to restructure the portfolio into two separate listed entities and allocate the assets according to their maturity and risk profile.

The restructure, if approved by MIG security holders will result in:

- A standalone entity holding MIG's interests in the 407 ETR and Westlink M7 ("Mature MIG"). These high quality assets have stable capital structures and mature cash flows. It is expected that John Hughes (current MIG CEO) and Luke Oxenham (a current senior executive of MIG) will be offered the positions of Chief Executive Officer and Chief Financial Officer respectively;

- A Macquarie managed entity ("Active MIG") holding the remaining MIG assets (M6 Toll, APRR, Chicago Skyway, Indiana Toll Road, South Bay Expressway, Dulles Greenway, Warnow Tunnel and Transtoll). These assets require substantial operational and financial management to maximise value to security holders. Peter Trent (a current senior executive of MIG) and Mary Nicholson (current MIG CFO) have been offered the positions of Chief Executive Officer and Chief Financial Officer respectively; and,

- After providing adequate working capital for both entities it is estimated there will be surplus cash of $A226 million. A payment to MIG security holders of a special distribution of 10 cents per security would be made in addition to the normal interim distribution for FY2010.

Based on MIG's 30 June 2009 valuations, Mature MIG would have a portfolio valuation of $A3.64 billion and Active MIG would have a portfolio valuation of $A1.45 billion.

Mark Johnson, Chairman of MIG said, "The proposed restructure will result in the separation of MIG into two listed groups with different characteristics. The MIG Boards believe that this restructure will unlock value in MIG as it provides security holders with greater clarity around the investment profile of the two separate portfolios.

"All assets within the MIG portfolio are high quality toll roads with attractive concession agreements. This has been demonstrated by the turn around in the first quarter results with MIG's revenue and EBITDA from road assets increasing 5.1% and 5.9% respectively and the weighted average traffic increasing by 1.6%. We see the future of both investment vehicles as being very positive," Mr Johnson said.

A Memorandum of Understanding (MOU) has today been signed between MIG and Macquarie in relation to the restructure. Under the MOU it is proposed that Macquarie will facilitate the transaction and provide transitional services to Mature MIG for 12 months following the restructure. These services will include the provision of intellectual property, the transfer and first 12 months employment costs of employees, the provision of premises, IT, compliance and accounting services and other operational support and cooperation required to ensure the smooth operation of Mature MIG.

Whilst Active MIG will be substantially reduced in scale it will still require considerable operational and financial management. It is proposed that the base management fee arrangements for Active MIG be revised to 2.00% p.a. for the first $A1 billion of market capitalisation, 1.25% p.a. for the market capitalisation between $A1 billion and $A3 billion, and 1.00% p.a. above $A3 billion. The current base management fee structure of MIG is 1.25% p.a. for the first $A3 billion of Net Investment Value[1] and 1.00% p.a. above $A3 billion.

In addition, it is proposed that the basis for the calculation of the out-performance fee be revised such that the starting point will be reset to the market price upon listing of Active MIG against the S&P/ASX300 Industrials Accumulation Index.

Macquarie will be paid a fee of $A50 million for its role in doing all things necessary to implement the restructure including provision of transition services.

MIG has also retained Macquarie as financial adviser on the restructure and Macquarie will be paid a completion fee of 1% of the post restructure market capitalisation of Mature MIG.

The proposed payments to Macquarie and the proposed revisions to the management arrangements have been negotiated by the Independent Board Committees (IBCs) chaired by Paul McClintock and Rob Mulderig respectively and are subject to formal agreement. The IBCs were advised by Grant Samuel and Mallesons Stephen Jaques.

Mr Paul McClintock, Chairman of the Australian IBC said, "Development of the restructure is a complex process for which it has been crucial to navigate regulatory requirements, concession agreements, taxation consequences, shareholder agreements, debt documents and transition arrangements.

"It is our view that the proposed restructure together with the services to be provided by Macquarie represent an excellent outcome for MIG security holders. If the restructure

---

[1] Net Investment Value is market capitalisation plus external debt of the stapled entities plus contractual investment commitments less cash

is approved by security holders, we expect the inherent value in the portfolio to be better reflected over time," Mr McClintock said.

The MIG Boards note that further work is required to implement the restructure and further details will be provided in due course when definitive documentation has been negotiated. However, the MIG Boards have been advised that the restructure can be effected without a breach of change of control provisions of any debt facility and with respect to Mature MIG, no co-shareholder pre-emptive rights will be triggered.

The restructure proposal will be subject to various regulatory and security holder approvals. It is expected that a special general meeting will take place to consider the proposal in January/February 2010.

For further information, please contact:

Luke Oxenham
Head of Investor Relations
Tel: +61 2 8232 9658
Mob: +61 413 871 056
Email: luke.oxenham@macquarie.com

Jane Rotsey
Media Enquiries
Tel: +61 401 997 160

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

2 November 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 30 October 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.000%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 30 October 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.015%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

MACQUARIE GROUP ANNOUNCES $A479M HALF YEAR PROFIT

Key points

- **Half year net profit after tax $A479m, up 79% on 2nd half FY09 (2H09), down 21% on the prior corresponding period (pcp)**
- **Operating income, before write-downs, impairments, equity accounted gains/(losses) and one-off items up 9% to $A3.5b on 2H09, down 11% on pcp**
- **Net impact of write-downs, impairments, equity accounted gains/(losses) and one-off items of ($A414m)**
- **Operating income, after write-downs, impairments, equity accounted gains/(losses) and one-off items up 21% to $A3.1b on 2H09, up 5% on pcp**
- **Employment expenses of $A1.5b, with compensation ratio rising to 45.2% from 41.4% in 2H09 and 40.1% in the pcp**
- **Continuing to move away from short-term wholesale issued paper, down from $A18.9b at 30 Sep 08 to $A4.5b at 30 Sep 09**
- **Capital of $A11.5b, $A4.5b in excess of Group's minimum regulatory capital requirement**
- **Annualised return on equity 10%, up from 6% for 2H09, down from 14% for pcp**
- **EPS $A1.50, up 60% on 2H09, down 31% on pcp**
- **Interim dividend $A0.86 per share unfranked**
- **All groups remain active and, with the exception of Real Estate Banking division, profitable**
- **Continued capital deployment for strategic acquisitions, business development and global expansion**

SYDNEY, 30 October 2009 – Macquarie Group Limited (ASX:MQG, ADR: MQBKY) today announced a net profit after tax attributable to ordinary shareholders for the half year to 30 September 2009 of $A479 million, an increase of 79% on the prior half and a decrease of 21% on the prior corresponding first half period.

Macquarie Group Managing Director and Chief Executive Officer, Nicholas Moore, said: "Our first half result reflects improved market conditions and the diversification and global reach of our businesses. However, the result was impacted by a number of one-off items and equity accounted gains and losses resulting in a net charge of $A414m."

"Each of our operating groups, with the exception of the Real Estate Banking division, remained profitable during the period.

"We foreshadowed that we would seek to expand our businesses through continued organic growth and acquisitions. We have made a number of strategic acquisitions and selective hires during this period. Initiatives included the acquisition of US funds manager Delaware Investments, US financial services sector specialist advisory firm Fox-Pitt Kelton Cochran Caronia Waller (FPK) and most recently (post balance date) the Canadian independent investment dealer Blackmont Capital.

"While we have deployed funding during the period, we have continued to maintain conservative and appropriate levels of capital and liquidity, which has had an impact on our earnings," Mr Moore said.

The Group declared a first half dividend of $A0.86 per share unfranked, down from the $A1.45 (80% franked) per ordinary share dividend paid in the first half of the 2009 financial year and up from the $0.40 (60% franked) per share final 2009 dividend. The record date is 13 November 2009 and the dividend payment date is 16 December 2009.

This represents a payout ratio of 60 per cent, consistent with the dividend policy of maintaining an annual payout ratio in the range of 50 to 60 per cent of net earnings attributable to ordinary shareholders. The future rate of franking remains subject to the composition of income, although it is likely that distributions will be unfranked for the foreseeable future.

Acquisitions

Macquarie announced a number of strategic acquisitions during and after the period which brought new people, new teams and greater breadth to some of Macquarie's existing key businesses:

- Delaware Investments: US based diversified asset management firm with over $US125b in assets under management (at 30 June 2009), providing investment management services to retail and institutional investors (approx 580 employees). This acquisition is due to close in early 2010

- Tristone Capital: Independent energy advisory firm providing fully integrated corporate finance, acquisitions and divestitures, equity capital markets, as well as sales, trading and research services (approx 170 employees)
- Fox-Pitt Kelton Cochran Caronia Waller: Financial services sector focussed on equities sales and trading, research, advisory and capital markets team (approx 260 employees). Completion is expected to occur at the end of 2009
- Blackmont Capital: Leading Canadian independent investment dealer (approx 450 employees including a network of more than 130 financial advisors) with $C7.6b in assets under administration. Blackmont offers a full range of investment services to retail clients. Completion is expected to occur in early 2010.

Reported assets under management (AUM) decreased by $A27b to $A216b mainly due to the strengthening of the Australian dollar since March. The pro-forma impact on AUM, taking into account the Delaware Investments acquisition and the MAp internalisation – both of which are anticipated to be finalised post balance date – resulted in a significant increase in AUM to approximately $A345b.[1]

Most operating groups continued selective hiring of individuals and teams with extensive industry experience. Hiring took place in newer businesses including credit trading in New York, equities in North America and Europe, and energy markets, fixed income and foreign exchange in the US and Europe.

These acquisitions and selective hires will continue to strengthen Macquarie's global presence and provide leverage for future growth.

Strong funding and balance sheet position

Macquarie Group has a long-term policy of holding a level of capital which efficiently supports our business. The capital base is grown ahead of our business requirements. Capital at 30 September 2009 was $A11.5b which was $A4.5b in excess of the Group's minimum regulatory capital requirement.

A $A1.2b equity raising was announced in May 2009 which included both an institutional placement and a retail Share Purchase Plan. This initiative further bolstered Macquarie's strong capital position.

---

[1] Delaware AUM included in total AUM figure is based on 30 June balance converted to AUD at 30 September 2009 exchange rate.

Mr Moore said: "Macquarie remained very well funded at 30 September 2009. We have continued to move away from short-term wholesale issued paper which was $A4.5b at September 2009, down from $A18.9b at September 2008."

Retail deposits increased from $A13.4b at 31 March 2009 to $A13.9b at 30 September 2009.

During the period, Macquarie issued $US1.5b of non-government guaranteed debt and was the first Australian financial institution to publicly issue unguaranteed term debt in the US market post the significant disruption to global financial markets in September 2008. Macquarie Bank Limited completed a tender offer for the Macquarie Income Preferred Securities securing approximately £158m out of a total of £200m.

Key drivers of the result

Macquarie Group Chief Financial Officer, Greg Ward, said: "During the half year, Macquarie's operating groups and divisions took advantage of opportunities arising from generally improving market conditions.

"The completion rate for mergers and acquisitions (M&A) and advisory was significantly lower than the prior corresponding period though in some sectors there was an improvement on the prior half. Activity in most regions for equity capital markets (ECM) was higher than both the prior half and the prior corresponding period. Trading conditions for cash equities improved during the period; market volumes in key markets were generally higher than the prior half, however, remained below the prior corresponding period (pcp).

"Metal prices recovered during the period, in particular the price of gold. Foreign exchange and energy market volumes were lower than pcp. Increased volatility in agricultural commodity markets resulted in an increase in hedging activity which was positive for Fixed Income, Currencies and Commodities.

"More recently, we have seen a reasonable level of confidence return to global markets which has resulted in improved equity and debt markets. The environment for funds management has improved, with increased liquidity in both the wholesale and retail markets," Mr Ward said.

There were one-off gains realised from some initiatives undertaken by the listed funds, including the internalisation of the management of Macquarie Airports and Macquarie Leisure Trust and the takeover by Canada Pension Plan Investment Board of Macquarie Communications Infrastructure

Group. One-off gains were also realised from the tender offer of Macquarie Income Preferred Securities and the buy-back of subordinated debt.

As foreshadowed at the full year results, the compensation ratio is returning to more normalised levels, rising to 45.2% from 41.4% in the prior half and 40.1% in the pcp. There was an increase in the effective tax rate to 7.0%, although this remains below historic levels due primarily to impairment charges.

Staff numbers were approximately 12,700 at 30 September, broadly in line with 31 March 2009 numbers and not including the staff from the recently announced acquisitions of Delaware, FPK and Blackmont.

Overall, earnings per share (EPS) for the half year was $A1.50, up 60% on the prior half year but down 31% on the previous corresponding period. Annualised return on equity was 10% for the half year, up from 6% for 2H09 but down from 14% for the previous first half.

Update on proposed changes to remuneration arrangements

Macquarie announced proposed changes to its remuneration arrangements on 31 March 2009. A copy of that announcement is attached as Appendix A.

Those proposed changes were deferred in June due to foreshadowed Legislative changes.

While Australian legislation is not yet finalised, Macquarie believes sufficient clarity now exists to progress its proposals and seek shareholder approval.

The proposals announced on 31 March will apply for 2009 except for the following two features where changes to the tax legislation have prevented Macquarie from proceeding:

- Options will not be granted to Executive Committee members. Instead, it is proposed that they be replaced by the issue of performance share units with performance hurdles;
- Under the revised transitional arrangements for pre-2009 retained profit share, Executive Directors will be given the choice of staying with the existing scheme or participating in the equity scheme announced on 31 March 2009, wholly or in part, with their retained profit share invested in equity vesting to them on a straight line basis over seven years (for Executive Committee) or five years (other Executive Directors). Given that Executive Directors may choose their participation level in the new scheme for pre-2009 retained profit share, the value applied to the grant of Macquarie shares is likely to be less than the $A500m estimate advised on 31 March 2009.

The equity participation is proposed to be provided via issue of new shares, on-market share purchases or a combination of both at the discretion of the Board and to be determined at the time having regard to all factors including prevailing market conditions. As publicly announced in the media release and the analyst briefing for the FY09 results on 1 May (Appendix B), the shares will be priced at the VWAP from 4 May 2009 to 29 July 2009. That price is $A36.36 as compared to the May 2009 Institutional Placement price of A$27.00 and the subsequent Share Purchase Plan price of $A26.60.

For the 2010 year, these proposed changes to Executive Directors' remuneration arrangements will apply to all members of the Executive Committee, members of the Operations Review Committee, and others who have a significant management or risk responsibility in the organisation. For other Executive Directors, 40% of their profit share will be retained, vesting from three to five years (previously 50% retained for three to seven years).

These changes are broadly consistent with global remuneration and regulatory trends.

Shareholder approval for the proposed changes is expected to be sought at a Special General Meeting currently planned for December 2009. The proposals will be detailed in the notice of meeting.

Outlook

Mr Moore said that while market conditions are improving, volatility means that short-term forecasting remains difficult.

"We currently expect the profit for the second half of 2010 to be broadly in line with the first half but this remains subject to market conditions and significant swing factors and excludes the impact of one-off items," he said.

Mr Moore noted that the first half benefitted from buoyant activity in certain areas including Australian ECM and credit businesses which may not continue as strongly in the second half.

Swing factors include the completion rate of transactions, asset realisations and asset prices. One-off items include factors such as the periodic review for potential impairment charges.

Mr Moore noted previously that FY10 trading was likely to be characterised by fewer one off items, a higher compensation ratio and increased effective tax rate consistent with historic levels, lower earnings on capital reflecting lower global interest rates and higher cost of funding.

For the balance sheet, FY10 is likely to be characterised by a decrease in cash balances as funds are deployed across the businesses, maintenance of equity investments at or below existing levels, and lower investment levels in listed funds.

"While there have been some improving trends in a number of major markets, overall we continue to maintain a cautious stance with a conservative approach to funding and capital. Our strong balance sheet, strong team and market conditions provide opportunities for medium term growth, building upon the strength, diversification and global reach of our businesses; ongoing organic growth initiatives and incremental acquisitions; and effective risk management," Mr Moore said.

Half year result overview

Total operating income from ordinary activities for the period increased 21% on the prior half year and 5% on pcp to $A3.1b. Operating income before write-downs, impairments, equity accounted gains and losses and one-off items increased 9% on the prior half to $A3.5b but was down 11% on pcp.

Performance of operating groups during the half year:

- Macquarie Securities Group contributed $A319m, a decrease of 28% on pcp and a significant increase on the prior half due to improved trading conditions. The contribution from the Cash division was 35% up on pcp, with the Australian business retaining its No. 1 market share position (combining institutional and retail). ECM fees were well up on the prior half given the significant increase in the number of capital raisings particularly in the Australian market.

- Macquarie Capital contributed $A331m, a 9% increase on pcp and a significant increase on the prior half. Despite difficult market conditions, Macquarie Capital Advisers advised on 182 deals valued at $A57b. Equity under management declined six per cent from $53b at 31 March 2009 to $A50b at 30 September 2009. Assets under management decreased 18% from $160b at 31 March 2009 to $A131b at 30 September 2009, primarily as a result of the stronger Australian dollar and the sale of assets. Macquarie Capital Funds continues to focus on growing unlisted funds under management in both existing and new regions and sectors. Funds and strategic alliances have been established in new regions including India, Russia and China. Listed funds continue to progress strategic initiatives designed to maximise security holder value.

- Macquarie Funds Group contributed $A38m, a 9% increase on pcp and a significant increase on the prior half. The result was driven by increased fee income and performance of seed

capital positions. Operating leverage obtained through a lower fixed cost base also contributed to the result. Since 31 March 2009, excluding Delaware investments, total AUM increased by 17% to $A58b, a result of inflows and mandates into cash and fixed interest as well as rising asset values.

- Fixed Income, Currencies and Commodities (previously Treasury and Commodities Group) contributed $A368m, an increase of 29% on pcp and an increase of 64% on the prior half with all operating divisions profitable. FICC's first half was heavily influenced by an overall improvement in market conditions. Metals and Energy Capital, Debt Markets, Emerging Markets and the US-based Credit Trading Division all reported strong results.

- Corporate and Asset Finance (CAF) contributed $A127m, a 135% increase on pcp and significantly up on the prior half, due to the acquisition and origination of loans and leases at high margins with quality credit counter-parties. At 30 Sep 2009, CAF managed a lease and loan portfolio of $A11.3b, an increase of 33% from 31 March 2009. The growth was largely driven by reduced competition as domestic and international financiers scaled-back or exited the market.

- The Real Estate Banking division reported a loss of $56m for the half year, 60% lower than the loss in the pcp and 75% lower than the loss in the prior half. Base and performance fee income from specific transactions was more than offset by losses realised on the sale of investments and the recognition of asset impairment losses. Assets under management decreased by 28% from $A14.8b at 31 March 2009 to $A10.7b at 30 September 2009. This decrease was largely due to asset devaluations in specific fund portfolios, asset dispositions and foreign exchange movements.

- The Banking and Financial Services Group contributed $A137m, a significant increase on pcp, which included the loss on the sale of the Italian mortgages business and an 83% increase on the prior half. The result was achieved due to improved market conditions, general business growth and increasing client numbers. Retail deposits grew from $A13.4b at 31 March 2009 to $A13.9b at 30 September 2009

Contacts:

Investor Relations

Stuart Green
+612 8232 8845

Media

Paula Hannaford
+612 8232 4102

Appendix A: Macquarie Group proposes changes to remuneration subject to shareholder approval

31 March 2009

The Board of Directors of Macquarie Group Limited (Macquarie) today announced changes to the Group's remuneration arrangements consistent with global remuneration and regulatory trends.

The proposed changes will be subject to approval by shareholders at the July 2009 AGM and will primarily apply to more than 300 of its most senior employees, the Executive Directors (EDs), including the Chief Executive Officer (CEO) and members of the Executive Committee. If approved by shareholders, the changes will apply to remuneration for the current year ended 31 March, 2009 as well as future years.

While the proposed changes reflect recent remuneration trends, they remain consistent with Macquarie's longstanding approach where staff profit share is linked to profitability and is individually assessed with regard to a variety of factors including contribution to profit, use of capital, funding and risk.

The proposals expand on modifications to remuneration announced in February 2008, which included an increase in the portion of performance-based profit share deferred and allocated as equity for the CEO and other members of the Group's Executive Committee. They further enhance staff and shareholder alignment. The key features of the changes are:

- **Profit share paid out in cash will be reduced and the percentage of retained profit share will be increased.**
  - For the CEO, as announced last year, the cash component of profit share will fall from 70% to 45%. 55% of profit share will be retained. Accordingly, approximately 60% of overall compensation (including options) will be retained.
  - For members of the Executive Committee (other than the CEO), the cash component of profit share will fall from 60% to 50%. 50% of profit share will be retained. Accordingly, approximately 55% of overall compensation (including options) will be retained.
  - For other EDs, the cash component of profit share will fall from 80% to 50%. The remaining 50% will be retained in the form of fully paid ordinary Macquarie shares and Macquarie-managed fund equity. EDs will not receive future option grants. Accordingly, on average the amount of retained overall compensation will increase from 38% to 50%.
- **The vesting and payout schedule for retained profit share has been changed.**
  - Currently for the CEO 35% of retained profit share vests after three years and 20% vests between five and ten years. In future all retained profit share will vest from three to seven years.
  - Currently for Executive Committee 20% of retained profit share vests after three years and 20% vests between five and ten years. In future all retained profit share will vest from three to seven years.
  - Currently for EDs, 20% of profit share vests between five and ten years. In future, the retained 50% of profit share will vest from three to seven years.
    Under the new proposal the vesting and payout periods will be aligned.
- **For EDs, retained profit share will be fully invested in a combination of fully paid ordinary Macquarie shares and Macquarie-managed fund equity.**
  - to reflect an individual executive's responsibilities.
  - to strengthen shareholder alignment for Macquarie and the Funds.
- **A departing ED's unvested retained profit share will only be paid out in the case of genuine retirement and will be subject to forfeiture provisions. The current six month period after which a departing ED's retained profit share is paid out will lengthen.**
  - Profit share from all but the last two years will be paid out after six months.
  - Profit share from two years ago will be paid out after one year.

- Profit share from one year ago will be paid out after two years.
- The payment of the last two years of a departing ED's unvested retained profit share will be subject to forfeiture if it is found that the individual has acted in a way that damages Macquarie Group, including but not limited to acts that lead to a material financial restatement, a significant financial loss or any significant reputational harm to the Group or its businesses.

- **There will be a transitional arrangement that will align the old and new schemes. The required retained balances for the new scheme will be calculated. Any surplus in retained funds will be invested in fully paid ordinary Macquarie shares and will vest in approximately one year's time.**
- **For all staff other than EDs, any retained profit share will be delivered in future in fully paid ordinary Macquarie shares. No changes are proposed to the vesting or retention arrangements for these staff.**
- **Overall, new options granted will be substantially reduced.**

If approved by shareholders, it is currently estimated that approximately $500 million of primarily prior years' and some current year retained profit share will be applied to the grant of fully paid ordinary Macquarie shares in 2009. The Macquarie equity participation is proposed to be provided via issue of new shares, on-market share purchases or a combination of both at the discretion of the Board and to be determined at the time having regard to all factors including prevailing market conditions.

Equity participation satisfied through the issue of new shares will result in a corresponding increase in capital. Equity participation satisfied through shares purchased on market would result in an initial reduction of capital. There is no impact on the 2009 full year result as a consequence of the proposal. If the proposal is approved by shareholders, the impact of the new arrangements will be brought to account over the vesting period in accordance with International Financial Reporting Standards. The net impact on the profit and loss over time is nil.

Further details of the proposed new arrangements will be provided in Macquarie's 2009 Annual Report and the Notice of Meeting for the 2009 AGM.

Appendix B: Extract from 1 May 2009 full year results ASX release

Update on changes to remuneration arrangements

On 31 March, the Board of Directors of Macquarie announced changes to the Group's remuneration arrangements consistent with global remuneration and regulatory trends.

The proposed changes will be subject to approval by shareholders at the July 2009 AGM.
As part of the proposed changes, it was estimated that approximately $A500m of prior years' retained profit share would be applied to the grant of fully paid ordinary Macquarie shares in 2009.

The Macquarie equity participation was proposed to be provided via issue of new shares, on-market share purchases or a combination of both at the discretion of the Board.

The Board of Directors of Macquarie has now resolved that the approximately $A500m of Macquarie equity will be provided through the issue of new shares.

The shares are proposed to be priced at the volume weighted average price (VWAP) of Macquarie shares for the period from 4 May to the AGM on 29 July 2009.

MACQUARIE

Macquarie Group Limited

Result Announcement for the half year ended 30 September 2009

Presentation to Investors and Analysts
30 October 2009

Nicholas Moore, Managing Director and Chief Executive Officer
Greg Ward, Chief Financial Officer

Disclaimer

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited ('Macquarie").

MACQUARIE

Agenda

1. Introduction – Richard Sheppard

2. Overview of results and outlook – Nicholas Moore

3. Result analysis and financial management – Greg Ward

Appendices – Additional information:

Unless otherwise specified all information is for the half year ended 30 Sep 09 and movements are on the prior half and prior corresponding period

MACQUARIE

1 Introduction

Richard Sheppard
Deputy Managing Director

Macquarie Group Limited
Result Announcement for the half year ended 30 September 2009
30 October 2009 – Presentation to Investors and Analysts

MACQUARIE

2 Overview of Result and Outlook

Nicholas Moore

Managing Director and Chief Executive Officer

Macquarie Group Limited

Result Announcement for the half year ended 30 September 2009

30 October 2009 – Presentation to Investors and Analysts

About Macquarie

- Global provider of banking, financial, advisory, investment and funds management services
- Main business focus is providing products and services to clients
- Listed on Australian Securities Exchange (ASX: MQG; ADR: MQBKY)
- Regulated by APRA, Australian banking regulator, as non-operating holding company of a licensed Australian bank
- Assets under management $A216b[1] (including recently announced Delaware acquisition, AUM increases to over $A345b[2])
- Founded in 1969, currently operates in more than 70 office locations in 28 countries and employs over 12,700 people

1. As at 30 Sep 09. 2. Calculation based on 30 Jun 09 AUM figure converted using 30 Sep 09 exchange rates. Delaware acquisition scheduled to close early 2010.

First half result reflects improved market conditions

MACQUARIE

- Profit of $A479m, up 79% on 2H09, down 21% on pcp
- Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items $A3.5b, up 9% on 2H09 and down 11% on pcp
- As foreshadowed, fewer writedowns, impairments, equity accounted gains/(losses) and one-off items at $A(414)m, however, still well above historic levels
- Operating income $A3.1b up 21% on 2H09 and up 5% on pcp
- Employment expenses $A1.5b; 45% compensation to income ratio; trending back to more normalised levels as foreshadowed
- Increase in the effective tax rate to 7.0%; still below historic levels due primarily to impairment charges
- EPS $A1.50 up 60% on 2H09, down 31% on pcp
- Return on equity 10%p.a. up from 6% for 2H09, down from 14% for pcp
- Interim dividend of $A0.86 per share (unfranked)

First half result reflects improved market conditions

	Sep 09 $Am	Mar 09 $Am	Sep 08 $Am
Net operating income	3,105	2,556	2,970
Total operating expenses	(2,573)	(2,294)	(2,243)
Operating profit before income tax	**532**	**262**	**727**
Tax (expense)/benefit	(36)	64	(79)
Operating profit after income tax	**496**	**326**	**648**
Profit attributable to minority interests	(17)	(59)	(44)
Profit attributable to MQG shareholders	**479**	**267**	**604**

Writedowns, impairments, equity accounted gains/(losses) and one-off items

MACQUARIE

	Sep 09 $Am	Mar 09 $Am	Sep 08 $Am
Gains from listed fund initiatives (MCG, MLE, MAp)	414	-	-
Liability management			
— MIPS	127	197	-
— Subordinated debt	55	-	-
Net fair value adjustment on fixed rate issued debt	(252)	159	20
Equity investment impairments	(471)	(395)	(684)
Equity accounted gains/(losses)	(135)[2]	(44)	118
Loan and trading asset impairments	(152)	(589)	(233)
Mortgages Italy[1]	-	(22)	(226)
Total writedowns, impairments, equity accounted gains/(losses) and one-off items	**(414)**	**(694)**	**(1,005)**

1. Includes $A18m of operating expenses in 2H09 and $A13m of operating expenses in 1H09. 2. Excludes $A62m equity accounting on MAp internalisation included in gains from listed fund initiatives of $A414m.

Financial performance

Half Year ended 30 September 2009

Operating income of $A3,105m

5% increase on 1H09


$Am
6,000
4,000
2,000
0
1H08
2H08
1H09
2H09
1H10

Profit of $A479m

21% decrease on 1H09


$Am
1,200
800
400
0
1H08
2H08
1H09
2H09
1H10

EPS of $A1.50

31% decrease on 1H09


$A
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1H08
2H08
1H09
2H09
1H10

DPS of $A0.86

41% decrease on 1H09


$A
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
1H08
2H08
1H09
2H09
1H10

Operating income returning



2,500
2,000
1,500
1,000
500
0
Operating income $Am[1]
1H08
2H08
1H09
2H09
1H10
Australia
Asia Pacific
Americas
Europe, Middle East & Africa

1. Operating income excludes earnings on capital and other corporate items.

Diversified by region

International income[1] 48% of total

Total staff over 12,700[2]; international staff 45% of total

EUROPE, MIDDLE EAST & AFRICA[3]

Income: $A505m
(16% of total)



Dublin
London
Bristol
Paris
Zurich
Geneva
Stockholm
Amsterdam
Frankfurt
Vienna
Munich
Moscow4
Dubai
Abu Dhabi
Johannesburg
Cape Town

ASIA PACIFIC

Income: $A627m
(20% of total)



Beijing
Tianjin
Shanghai
Seoul
Tokyo
Taipei
Hsinchu
Hong Kong
Manila
New Delhi
Bangkok
Mumbai
Kuala Lumpur
Labuan
Singapore
Jakarta
Sunshine Coast
Brisbane
Gold Coast
Perth
Newcastle
Sydney
Adelaide
Melbourne
Canberra
Auckland
Wellington
Christchurch

AMERICAS

Income: $A354m
(12% of total)



Calgary
Vancouver
Winnipeg
Seattle
Toronto
San Francisco
San Jose
Bloomfield Hills
Montreal
Chicago
Boston
Irvine
Los Angeles
Denver
Troy
New York
Carlsbad
San Diego
Dallas
Atlanta
Austin
Houston
Jacksonville
Miami
Mexico
Sao Paulo
Buenos Aires

AUSTRALIA

Income: $A1,612m
(52% of total)

1. Income for half year to 30 Sep 09. Income in each region excludes earnings on capital and other corporate items. 2. Staff numbers at 30 Sep 09. 3. Excludes staff in Macquarie First South joint venture. 4. Staff seconded to joint venturer not included in official headcount (Moscow: Macquarie Renaissance, Savannah: Medallist).

Diversified income
Operating income by source

Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items

- Institutional and retail cash equities
- Equity derivatives
- Macquarie-managed funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
- Securities funds management and administration
- Third party M&A and advisory income
- Asset and equity investments
- Commodities, resources and foreign exchange
- Lending, leasing and margin related income

12 months to 31 Mar 09
$A7.2b[1]



20%
16%
6%
14%
8%
10%
13%
13%

6 months to 30 Sep 09
$A3.5b



17%
19%
11%
12%
7%
10%
6%
18%

1. FY09 comparatives have been restated to conform with 1H10 presentation by excluding equity accounted gains (FY09 $A468m).

Assets under management of $A345b[1]

- Reported AUM decreased by $A27b mainly due to the strengthening of the $A since March
- Significant increase in pro-forma AUM mainly relating to recently announced Delaware acquisition in Macquarie Funds Group



$Ab
400
350
300
250
200
150
100
50
0
Proforma adjustments: Delaware Investments, MAp
Banking and Financial Services 2
Macquarie Funds Group
Real Estate Banking Division
Macquarie Capital Funds
$A140b
$A197b
$A232b
$A243b
$A216b
$A345b1
2006
2007
2008
2009
Sep 09 Reported
Sep 09 Proforma

1. Sep 09 pro-forma AUM includes recently announced Delaware acquisition ($A142b 30 Jun 09 balance converted using 30 Sep 09 exchange rates); scheduled to close early 2010 and MAp internalisation impact (decrease of $A13b). 2. The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG.

Market conditions and activity

Macquarie Securities – operating income up 100% on 2H09 and down 18% on pcp

Cash Equities and Derivatives/Delta 1 > Underwriting > Advisory > Funds Management > Balance Sheet

Australia

Market conditions

- Total market turnover down 16% on pcp and up 31% on 2H09[1]
- ECM market active in 1H10, up 121% on pcp and 25% on 2H09 to $A46.7b[2]
- Little appetite for retail OTC products
- Improved trading conditions with equity market volatility well down on peak levels in Nov 08

Activity

Cash
- Maintained its number one position for market share[3] 10.7% vs 10.9% in pcp and 10.4% in 2H09
- Increasing proportion of lower margin electronic trading

ECM
- Capital raised up 37% on pcp and 15% on 2H09 to $A13.4b[2]
- Ranked no.1 by number of deals and no. 3 by deal value[4]

Derivatives / Delta 1
- No. 1 market share in listed warrants

Asia

Market conditions

- Asia (ex-Japan) total market turnover down 4% on pcp and up 52% on 2H09[1]
- Japan total market turnover down 42% on pcp and 10% on 2H09[1]
- Asia (ex Japan) ECM market significantly higher, up 284% on pcp and 298% on 2H09 to $US94.8b[2]
- Improving appetite from retail clients for derivative products
- Increase in institutional Derivative / Delta 1 activity
- Improved trading conditions with equity market volatility well down on peak levels in Nov 08

Activity

Cash
- Growth in market share on 2H09 in Hong Kong, Japan and Korea

ECM Asia (ex Japan)
- Capital raised up 31% on pcp and 894% on 2H09 to $US4.0b[2]

Derivatives / Delta 1
- No. 1 market share in listed warrants in Singapore & Korea
- No. 2 market share in listed warrants in Hong Kong
- Profitable arbitrage trading opportunities
- Improving activity off a low base

US

Market conditions

- Nasdaq total market volume up 4% on pcp and 3% on 2H09[1]
- NYSE total market volume up 24% on pcp and down 4% on 2H09[1]
- US ECM market down, capital raised down 7% on pcp and up 137% on 2H09 to $US157.2b[2]
- Improved trading conditions with equity market volatility well down on peak levels in Nov 08

Activity

Cash
- US Greenfield - building business focussed on areas of global specialisation
  - 1H10 profitable – strong growth albeit off a low base
  - Tristone acquisition
  - FPK acquisition[5]

ECM
- Capital raised up 239% on pcp and down 45% on 2H09 to $US0.8b[2]

Derivatives / Delta 1
- Profitable arbitrage trading opportunities

1. Datastream. 2. Dealogic. 3. IRESS - Institutional and retail market share. 4. Bloomberg 30 Sep 09. 5. Subject to completion.

Market conditions and activity

Macquarie Securities – operating income up 100% on 2H09 and down 18% on pcp

MACQUARIE

Cash Equities and Derivatives/Delta 1 | Underwriting | Advisory | Funds Management | Balance Sheet

Canada

Market conditions
- TSX market volume up 20% on pcp and in line with 2H09[1]
- ECM market active, capital raised up 165% on pcp and 25% on 2H09 to $C22.7b[2]

Activity
Cash
- Growth in market share 2.1% vs 1.4% in 2H09
- Tristone acquisition
- Build out of research product

ECM
- Capital raised up 147% on pcp and down 10% on 2H09 to $C3.5b[2]
- Ranked no.10 by number of deals [3]

Europe

Market conditions
- Total market turnover down 42% on pcp and 10% on 2H09[1]
- Europe ECM market up, capital raised up 19% on pcp and 54% on 2H09 to €126b[2]
- Improved trading conditions with equity market volatility well down on peak levels in Nov 08
- Regulatory changes to European Structured Equity Finance

Activity
Cash
- Europe Greenfield - building business focussed on areas of global specialisation
  - 1H10 profitable – strong growth albeit off a low base
  - Tristone acquisition
  - FPK acquisition[4]
  - Rio rights issue

Derivatives / Delta 1
- Profitable arbitrage trading opportunities
- Substantial decline in European Structured Equity Finance activity

South Africa

Market conditions
- Total market turnover down 17% on pcp and in line with 2H09[1]
- South Africa ECM market up, capital raised up 51% on pcp and 177% on 2H09 to €2.3b[2]
- Improved trading conditions with equity market volatility well down on peak levels in Nov 08

Activity
Cash
- Growth in market share – 3.1% vs 2.2% in pcp and 2.3% in 2H09
- Macquarie First South Securities voted No 1 in research by South African fund managers (unweighted)

Derivatives / Delta 1
- Continued growth in Derivatives and Structured Equity Finance

1. Datastream. 2. Dealogic. 3. Source Thompson 30 Sep 09 4. Subject to completion.

Market conditions and activity

Macquarie Capital – operating income up 12% on 2H09 and down 2% on pcp

182 deals valued at $A57b (164 deals valued at $A83b pcp)[1]

Cash Equities > Underwriting > Advisory > Funds management > Balance Sheet

Infrastructure

Market conditions
- 138 deals closed globally, down 49% on pcp and 20% on 2H09[2]
- 34 PPPs reaching financial close, down 6% on pcp and 3% on 2H09[2]
- Reduced volume of deals reaching financial close, but recent pickup in new transaction activity

Activity
- Reasonable advisory activity: 31 deals valued at approx $A13b, vs 38 deals valued at $A51b in pcp (included $A34b BAA refinance in pcp)
- Adviser:
  - AquaSure on $A4.9b bid for Victorian Desalination Project
  - APRR on €500m inaugural bond issue
  - Bakwena Platinum Corridor Concessionaire on its ZAR3.5b toll road refinancing in South Africa
- Joint Lead Manager
  - GVK Power & Infrastructure institutional placement in India
  - SP AusNet $A408m capital raising
- Sole Lead Manager and underwriter: ConnectEast's $A421m capital raising

TMET

Market conditions
- Global TMET M&A[3] volume down 39% on pcp and up 14% on 2H09
- TMET subsectors rebounded[4]:
  - During 1H10 global media (up 44%) and IT (up 39%) performed broadly in line with the global market index (up 40%)
  - The gaming entertainment sub-sector outperformed the global market index by 27% and telecoms underperformed by 19% in 1H10

Activity
- Strong recovery in advisory activity: 15 deals valued at approx $A9b, vs 12 deals valued at $A4b in pcp
- Lead Manager & Underwriter
  - Carsales.com IPO
  - Selldown of CanWest's $A680m strategic holding in Ten Network and Ten Network's $A138m placement
  - Taiwan-based Epistar on its $US350m Luxembourg GDR offering

FIG

Market conditions
- Global FIG M&A activity - 168 deals worth $US74b[5] down 58% on pcp and 51% on 2H09
- Global FIG equity raisings $US148b down 18% on pcp and up 92% on 2H09. Very high relative to historical levels[6]
- S&P500 Financials outperformed the S&P500 by 35% during 1H10 compared with underperformance of 10% during pcp and 26% in 2H09[7]

Activity
- FPK acquisition expected to significantly increase contribution in future periods
- Advisory activity: 8 deals valued at approx $A2b, vs 7 deals valued at $A3b in pcp
- Joint Lead Manager
  - $A1.9b PERLS V hybrid issue by CBA
  - $A298m capital raising by Bendigo and Adelaide Bank
  - $A296m unsecured subordinated debt offer by AMP

Funds Management

Market conditions
- Global decline in new commitments to managed infrastructure funds
- Signs of improvement appearing in patronage driven assets
- Gradual improvement in both availability and pricing of debt, with increased issuance from debt capital markets
- Listed markets improving, major markets have improved significantly

New Fund Initiatives
- Macquarie Renaissance Infrastructure Fund (Russia) - MRIF
- Macquarie SBI Infrastructure Fund (India) - MSIF
- JV formed with China Everbright Limited to establish 2 funds that will invest in infrastructure across greater China

Major Initiatives
- CPPIB takeover of MCG completed at $A3.00 per stapled security a 181% premium to 3 month VWAP prior to offer
- MAp and MLE internalisations of management completed
- MCW sold $US1.3b US retail portfolio & closed the first Australian CMBS issue since Oct 07
- MMG has announced a capital raising, proposed the internalisation of management and a simplification of corporate structure
- MIG has announced a proposal to restructure the portfolio into two separate listed entities and allocate the assets according to their maturity and risk profile

Activity
- Equity raised $A1.4b, down from $A2.9b pcp and $A4.7b 2H09
- Over $A6b equity in unlisted funds available for investment, up from $A5b in pcp and in line with 2H09
- $A1b equity invested, down from ~$A3b pcp and $A6b 2H09
- $A5b debt refinanced, up from $A4b pcp and down from $A6b 2H09
- $A1b new debt raised, down from $A6b pcp and $A5b 2H09
- ~6% total debt (~3% of drawn) maturing in next 12 mths
- Sale proceeds[8] of $A2.1b from 6 assets, up from $A1.8b (7 assets) in pcp, down from $A2.4b in 2H09 (4 assets)
- 105 real estate properties sold for gross proceeds of ~$A2.0b[9], up from 11 properties sold for ~$A0.1b in pcp and 43 properties for ~$A0.7b in 2H09

1. Note pcp included a deal with a value of $A34b. 2. Infrastructure Journal (deals > $US75m) 3. Dealogic 4. Based on MSCI Global Indices. Source – Bloomberg 5. Mergermarket 6. Dealogic – secondary issuance of equity and hybrids 7. Bloomberg 8. Includes the sale proceeds from the take privates of MCAG and MCG. 9. Includes MCW's $US1.3b US portfolio contracted sale

Market conditions and activity

Macquarie Capital – operating income up 12% on 2H09 and down 2% on pcp

182 deals valued at $A57b (164 deals valued at $A83b pcp)[1]

MACQUARIE

Cash Equities | Underwriting | Advisory | Funds management | Balance Sheet

Resources

Market conditions

- Global M&A activity in energy and power sectors[2]
  - 345 deals closed globally down 28% on pcp and up 37% on 2H09
- Australian ECM issuance at $US10.4b, up 99% on pcp and 619% on 2H09[3]
- Canadian ECM issuance at $US15.5b, up 163% on pcp and 126% on 2H09[3]
- Gold remained strong (currently trading at over $US1,000/oz[4]) with other base metals also showing signs of recovery
- Oil and gas markets continuing to recover (WTI spot up 46% during 1H10[4])
- Longer term Asian-based demand for LNG supply supporting a number of Australian LNG developments
- Increased consolidation including cross-border deals (primarily Chinese offshore investment)

Activity

- Reasonable advisory activity: 61 deals valued at approx $A8b, vs 53 deals valued at $A10b in pcp
- Adviser:
  - Rio Tinto / BHP Billiton iron ore joint venture in Western Australia
  - Viterra's $A1.6b acquisition of ABB Grain and underwriter of $A511m equity raising
  - New Gold on its $C399m acquisition of Western Goldfields
  - KEPCO on its acquisition of Denison, a Canadian Uranium producer
- Joint Global Coordinator
  - Rio Tinto $US15.2b renounceable rights issue

Real Estate

Market conditions

- Firmer signs of recovery across global REIT markets - A-REIT values rose 45% (compared with price declines of 20% in pcp and 52% during 2H09[4])
- Significant recapitalisations continued totalling $A8.9b globally vs $A0.5b in pcp and $A9.2b in 2H09[5]
- Global real estate recovery led by residential sectors. In Australia, house prices have risen by an average of 6.5% on pcp and 7.4% on 2H09[6]
- Momentum gradually shifting from first home buyers to repeat buyers and investors
- Material shift in investor sentiment for commercial real estate. After synchronised downturn, some office markets starting to lift, with prime Hong Kong office values up 24% vs declines of 28% in pcp and 3.4% in 2H09[7]

Activity

- Strong recovery in advisory activity: 34 deals valued at approx $A15b, vs 10 deals valued at $A1b in pcp
- Adviser:
  - Goodman Group's recapitalisation including $A4.1b debt restructuring, $A1.3b equity raising and $A500m hybrid securities issue to China Investment Corporation
  - Macquarie CountryWide Trust on sale of its interest in a US portfolio of 86 properties for a gross sale price of $US1.3b
- Joint Lead Manager
  - Mirvac Group's $A1.1b placement and entitlement offer
  - HDIL's $US350m institutional placement (India)

Industrials

Market conditions

- Improving economic conditions globally, however M&A activity remained subdued (global completed M&A activity down 52% on pcp and 10% on 2H09[4])
- Activity levels expected to pick up as corporates look to position themselves for the recovery with focus on M&A activity and other growth initiatives
- Increasing investment banking activity in recapitalisations, debt advisory and restructuring. Proportion of equity raisings within the Australian Industrials sector relating to recapitalisations was 75% vs 31% in pcp and 100% in 2H09[4]

Activity

- Reasonable advisory activity: 33 deals valued at approx $A9b, vs 44 deals valued at $A13b in pcp
- Adviser:
  - Transpacific Industries' $A0.8b recapitalisation and $A2.3b debt refinancing
  - PaperlinX's sale of paper business to Nippon Paper Industries for $A760m
- Joint Lead Manager
  - China Zhongwang Holdings $HK9.8b IPO
  - $US884m H-share IPO of BBMG
  - $NZ526m equity raising for Fletcher Building

1. Note pcp included a deal with a value of $A34b 2. JS Herold 3. Thomson Reuters 4. Bloomberg 5. Macquarie Research 6. Australian Property Monitors 7. HK Rating & Valuation Department

Market conditions and activity

Macquarie Funds Group – operating income up 5% on 2H09 and down 9% on pcp

Total MFG AUM $A58b[1] – up 29% on pcp

Cash Equities | Underwriting | Advisory | Funds management | Balance Sheet

Wholesale

Market conditions
- Beginning to improve:
  - Australian AUM down 11.1% on pcp and up 3.6% in the 6 mths to Jun 09[2]
  - US Mutual Fund AUM down 14.3% on pcp and up 4.3% in the 6 mths to Jun 09[3]
  - Asian Mutual Fund AUM down 8.3% on pcp and up 17.2% in the 6 mths to Jun 09[4]
  - Hedge funds beginning to see net inflows

Activity
- Delaware Investments acquisition
- Strong relative fund performance in key sectors with first quartile performance over 1, 3 and 5 years:
  - Fixed Income[6]
  - Global Property[7]
  - Quantitative equities – Pure Index
- More than $A18b in inflows, up 45% on 2H09[1]
- Returning to net inflows in hedge fund products including the Macquarie Commodity Alpha fund and Asia Long Short Fund
- New Infrastructure Fund of Funds and CleanTech II Fund of Funds launched
- Completed its first hybrid note and leveraged swap transaction with a US Fund of Fund
- Emerging Markets Infrastructure Fund has delivered strong 1 year track record

Retail

Market conditions
- In Australia, growth in the retail deposit market has slowed, indicating that investors are returning to the market
- Money market funds continue to experience outflows in the US[5]
- Increasing investor preference for vanilla style products

Activity
- Strong credit and fixed income product ratings and flows
- Retail flows returning in Australia, Hong Kong and Korea
- Launching SICAV with 3 funds to be offered in the UK, Germany, Austria and Switzerland
- Strong relative fund performance in key sectors, with first quartile performance over 1 and 3 years[8]
  - Credit: Income Opportunities
  - Emerging Markets: BRIC Advantage[9]
- Good response for Flexi 100, which provided investors of structured products with the opportunity to participate in any market recovery
- New Asian Equity strategies launched
  - Asia Pacific Special Events Fund
  - Asian Leaders Segregated Portfolio

1. Excludes Delaware Investments. 2. As at 30 Jun, 09. Rainmaker Roundup Report Jun 09, Dec 08 and 2008. 3. Global FlowWatch Strategic Insight Dec 08 and Jun 09, excludes closed end funds and ETFs. 4. Asia FlowWatch Strategic Insight, Jun 09. 5. Investment Company Institute. 6. Cash – Treasury Fund. 7. Data not available over 5 years. 8.Mercer MPA Aug Survey. 9. Data for fund not available over 3 years.

Market conditions and activity

Fixed Income, Currencies and Commodities – operating income up 22% on 2H09 and up 27% on pcp

MACQUARIE

Cash Equities | Underwriting | Advisory | Funds Management | Balance Sheet

Foreign Exchange	Energy	Agriculture	Metals	Debt	US Credit
Market conditions ▪ Low volatility ▪ Low FX volumes globally ▪ Moderate liquidity	**Market conditions** ▪ Volatility low in general ▪ Market liquidity mixed ▪ Gas and power prices lower, oil prices higher	**Market conditions** ▪ High volatility in soft commodity markets ▪ Return of investor confidence in agricultural markets ▪ Freight markets have improved from extreme lows. Cape Spot Index improved 1008% or $US23k p/day, Panamax Spot Index is up 414% or $US415K p/day from lows[1]	**Market conditions** ▪ All metals prices have recovered significantly, with gold now trading at all time highs ▪ LME Index down 5% on pcp, up 52% on 2H09 and up 79% on its low[2]	**Market conditions** ▪ Australian credit markets have shown significant improvement with credit spreads rallying substantially, evidenced by the Australian credit index, down from 440bps in 2H09 to 108bps[3]	**Market conditions** ▪ Spread compression across all credit classes - CDX IG index has fallen to 102, from 161 in 1H09 and 196 in 1H09[4] ▪ Lower volatility with improved investor confidence
Activity ▪ Income down significantly on pcp and 2H09 ▪ Volumes down 40% on pcp ▪ Continued development of retail FX platform opportunities	**Activity** ▪ Income slightly down on strong pcp and down on 2H09 due in part to seasonality effect ▪ Integration of Constellation Energy complete ▪ Continued entry to the European and UK power markets	**Activity** ▪ Income in line with pcp and substantially up on 2H09 ▪ Hedging activity is high on the back of increased volatility in general however low grain prices have dampened hedging activity in this underlying	**Activity** ▪ Income improved on pcp and substantially up on 2H09 ▪ Strong pipeline of financing transactions expanding beyond precious metals and to include coal, iron ore and other commodity transactions	**Activity** ▪ Income significantly improved on pcp and substantially up on 2H09 ▪ Primary issuance opportunities becoming evident for first time since market disruption - non-resident issuance up $A9.8b and government up $A21.2b from 2H09 to 1H10[5]	**Activity** ▪ Substantial income contribution in first period as a stand-alone division ▪ Began client sales and trading ▪ Expanded the range of securitised products traded

NOTE: Treasury & Commodities has been renamed Fixed Income, Currencies & Commodities to more accurately reflect the breadth of services as well as the relocation of group treasury functions to Corporate.

1. Baltic Exchange Cape Spot Index – low $US2,319 3 Dec 08, 1H10 $US25,698, Panamax Spot Index – low $US3,555 11 Dec 08, 1H10 $US18,268 2. LME Index as at 24 Dec 08. 3. Markit iTraxx Australia index 31 Mar 09 and 30 Sep 09 - an index of the 25 (equally weighted) most liquid traded investment grade entities listed on the Australian Stock Exchange (ASX). 4. Dow Jones CDX Index 29 Sep 08: 161.971, 30 Sep 09: 102.515. 5. Research Debt Markets: Non resident issuance 2H09 $A0.75b, 1H10 $A10.55b, Govt: 2H09 $A31.32b, 1H10 $A52.56b.

MACQUARIE

Market conditions and activity

Other banking divisions

Cash Equities | Underwriting | Advisory | Funds Management | Balance Sheet

Corporate and Asset Finance

Operating income up 141% on 2H09 and up 87% on pcp

Market conditions

- Attractive acquisition opportunities as competitors reduce participation or exit markets
- Debt for customers remained limited and priced at a premium, although margins are contracting as liquidity returns to credit markets
- Signs of improvement in electronics manufacturing
- Selective opportunities for growth and acquisitions in leasing
  - Aviation
  - Information technology and telecommunications
  - Motor vehicles

Activity

- Loan and asset portfolio up 49% on pcp and up 33% on 2H09 to $A11.3b
- Acquisition of $A1.0b auto loan and lease portfolio (closed 1 Oct 09)
- Launch of US Equipment Leasing Fund
- Growth initiatives continue in all leasing and financing business units

Real Estate Banking

Operating loss reduced by 84% on 2H09 and 71% on pcp

Market conditions

- Australian REIT prices[1] down 30% on pcp, up 44% on 2H09
- Office capital values[2] in Asia are down on pcp – Hong Kong -10%; Singapore -36%; Tokyo -36%. Since 2H09 – Hong Kong +24%; Singapore -15%; Tokyo -14%
- Australian house prices[3] have risen by an average of 6.5% on pcp and 7.4% on 2H09
- The Australian standard variable mortgage rate[4] fell from a 12-year high of 9.6% in Aug 08 to a 40-year low of 5.75% in Apr 09. Currently the standard variable mortgage rate is 5.8%
- Housing finance approvals have risen 10.8% on pcp and 17.7% on 2H09. Since 31 Mar 09, 26.8% of all approvals have been first home buyers.[5]

Activity

- Structured finance loan commitments down 32% on pcp and 33% on 2H09
- Development of management initiatives such as Bellamack project in NT to leverage our expertise in planned community development projects
- Exited joint ventures of selected residential developments in Australia – Sanctuary (NSW); River Links (Qld); Springthorpe (Vic); Kawana Keys (Qld); Alma (Qld)
- Sale of the City Apartments residential asset, Shanghai
- Disposition of the Kukdong building in Seoul, the single asset of the MCO CR REIT

1. Bloomberg. 2. Jones Lang LaSalle. 3. Australian Property Monitors. 4. Reserve Bank of Australia. 5. Australian Bureau of Statistics, current at 31 Aug 09.

Market conditions and activity

Banking & Financial Services – operating income up 14% on 2H09 and up 17% on pcp[1]

MACQUARIE

Private Wealth | Intermediary | Funds Management | Balance Sheet

Private Wealth/Direct

Market conditions

- Improving equity markets with retail market trading volumes down 9% on pcp and up 30% on 2H09

Activity

- Acquisition of Blackmont Capital
- Macquarie Private Wealth remains No.1 Retail Full Service Stockbroker in terms of volumes and market share
- MPW ASX retail turnover down 12% on pcp and up 24% on 2H09
- Launched new online trading platform, Macquarie Edge
- Credit card white labelling roll out
- Religare Macquarie Private Wealth wins Indian Private Banking International Global Wealth Award for Most Exciting Wealth Management Model.
- Continued development of international ventures in India, Singapore and HK
- Increased focus on direct, non-advised clients
- Client numbers up 13% on pcp and 10% on 2H09
- Adviser numbers steady at 420

Intermediary

Market conditions

- Improving markets conditions

Activity

- Macquarie Life Inforce risk premiums up 141% on pcp and 46% on 2H09; launch of Superannuation Optimiser linking TPD cover across super and non-super
- Improving equity markets resulted in WRAP FUA reaching $A21.6b at 30 Sep 09 up from $A17.5b at 30 Mar 09
- Launch of Practice Consulting Business
- Client numbers up 17% on pcp and 11% on 2H09
- First funds lodged on UK wrap platform
- Independent research consultancy CoreData-Brandmanagement name Macquarie Wrap 'Platform of the Year 2009'
- Coin financial planning software complete roll-out to AMP and Hillross dealer groups
- Record origination volumes in Canadian Mortgages – up 44% on pcp and 163% on 2H09

Funds Management

Market conditions

- Challenging conditions for non-cash products

Activity

- Macquarie Pastoral Fund acquired six new properties in NT and Qld bringing total properties to 16, FUM up 141% on pcp and up 20% on 2H09
- Macquarie Agricultural Funds Management awarded Real Asset Manager of the Year at US Foundation and Endowment Awards
- Winton Global Alpha Fund upgraded by Zenith
- Establishment of channel to distribute products to wholesale investors
- Switch fund - allows gearing to switch between cash and equities - met pre-Jun 30 targets
- Launch Global Franchise Service in India in conjunction with joint venture partner Religare

Balance Sheet

Market conditions

- Continued focus on balance sheet cash levels (Australian household deposits up 2%)[2]
- RBA interest rates up 0.25% to 3.25%[3]

Activity

- Total retail deposits of $A13.9b up 48% from pcp and 4% from 2H09
- Total retail lending facilities for more than 140k[4] clients – remaining steady on 2H09
- Cash Management Account launched in Nov 08 now at $A1.7b (Sep 09)
- Signing of Insurance Premium Funding and service agreement with the AON Group of Companies in Canada, United Kingdom and Ireland

1. Excluding one-off losses from the sale of Mortgages Italy in FY09. 2. FY09 vs FY08. 3. 0.25% increase on 7 Oct 09. 4 . Included in Private Wealth and Intermediary client numbers

MACQUARIE

Strong funding and balance sheet position

- Continuing to move away from short-term wholesale issued paper, down from $A18.9b at Sep 08 to $A4.5b at Sep 09
- Business assets funded by term debt and equity
- Total retail deposits increased from $A13.4b at Mar 09 to $A13.9b at Sep 09
- Capital of $A11.5b, $A4.5b in excess of the Group's minimum regulatory capital requirement
  - MBL Banking Group tier 1 capital ratio 11.7% (11.4% Mar 09)

Funded balance sheet remains strong

Macquarie Group Limited


30 September 2008
$Ab
80
70
60
50
40
30
20
10
0
ST wholesale issued paper (25%)
1.4x excess
Cash and liquid assets (34%)
Other debt[1] maturing in the next 12 mths (14%)
Trading assets (12%)
Deposits (22%)
Loan assets < 1 year (17%)
Debt maturing beyond 12 mths (23%)
Loan assets > 1 year (24%)
Equity (12%)
Equity investments[2] (9%)
Funding sources
Funded assets
31 March 2009
ST wholesale issued paper (10%)
3.9x excess
Cash and liquid assets (41%)
Other debt[1] maturing in the next 12 mths (9%)
Deposits (25%)
Trading assets (12%)
Loan assets < 1 year (8%)
Debt maturing beyond 12 mths (39%)
Loan assets > 1 year (26%)
Equity (12%)
Equity investments[2] (10%)
Loan capital
30 September 2009
ST wholesale issued paper (6%)
6.0x excess
Other debt[1] maturing in the next 12 mths (8%)
Cash and liquid assets (37%)
Deposits (24%)
Trading assets (13%)
Debt maturing beyond 12 mths (44%)
Loan assets < 1 year (8%)
Loan assets > 1 year (27%)
Equity (16%)
Equity investments[2] (8%)
Net working capital
Debt investment securities
PPE

Note: These charts represent Macquarie Group Limited's funded balance sheets at the respective dates noted above. For details regarding reconciliation of the funded balance sheet to the Group's statutory balance sheet, refer to slide 62

1. Includes Structured Notes, Secured Funding, Bonds, Other Bank Loans maturing within the next 12 mths and Net Trade Creditors. 2. This represents the Group's co-investment in Macquarie-managed funds and equity investments

Consistently strong capital base

- Well capitalised – surplus over Group's minimum regulatory capital requirement of $A4.5b
- Core equity represents 90% of the Group's capital base



$Ab
12
10
8
6
4
2
0
CPS
MIS
MIPS1
Core equity
$A4.8b
$A7.2b
$A9.3b
$A10.2b
$A11.5b
2006
2007
2008
2009
Sep-09
Pre-restructure: Tier 1 regulatory capital (Basel I)
Post-restructure: Eligible regulatory capital (Basel II)

1. MIPS shown net of amounts held by Macquarie related entities

Macquarie model – focus over the medium term

- Client driven business
  - Main business focus is providing products and services to clients
  - Trading businesses focussed on client transactions
  - Minimal proprietary trading
- Alignment of interests with shareholders, investors, staff
  - Alignment through co-investment by Macquarie Group and staff
  - Performance driven remuneration
- Conservative approach to risk management
  - Conservative capital and funding profiles
  - Apply a stress test approach to all risk types, examining the consequences of worst case outcomes and gaining confidence they can be tolerated
  - Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- Incremental growth and evolution
  - Significant portion of profit comes from businesses that did not exist five years ago but grow from areas of real expertise
  - Business initiatives driven from within the Operating Groups which are closest to markets and clients
- Diversified by business and geography
- An ability to adapt to change

Recent initiatives

Macquarie Securities

Acquisitions:

- Tristone:
  - Independent energy advisory firm providing sales, trading and research services
  - Consideration: $C116m
  - Employees: 49 people[1]
  - Locations: Canada, US and Europe
  - Increase energy stock coverage from 152 to 295 stocks globally
  - Completion date: 1 Sep 09
- FPK:
  - FIG focused firm with a leading FIG sales and trading platform that researches over 400 stocks globally
  - Consideration: $US130m
  - Employees: 141 people[3]
  - Locations: US, Europe and Asia
  - Will take MSG's FIG research offering from 387 to over 765 stocks globally
  - Completion date: End of calendar 2009[3]

Organic growth:

- 36 selective director level hires in 1H10 globally, majority of which are in the Cash Division

Macquarie Capital

Acquisitions:

- Tristone:
  - Independent energy advisory firm providing fully integrated corporate finance, acquisitions & divestitures and equity capital markets
  - Consideration: $C116m
  - Employees: 86 people[1]
  - Locations: Canada, US and UK
  - Completion date: 1 Sep 09
- FPK:
  - FIG focused boutique investment banking firm, which includes ECM capabilities in addition to corporate broking and advisory services. In the last 12 mths FPK have advised on 22 deals worth $US52.9b[2]
  - Consideration: $US130m
  - Employees: 77 people[3]
  - Locations: US, UK and Asia
  - Completion date: End of calendar 2009[4]

Organic growth:

- Over 30 director level appointments across Asia, EMEA and North America with restructuring, M&A and ECM expertise across all Macquarie Capital industry groups

Macquarie Funds Group

Acquisitions:

- Delaware Investments:
  - Leading US based diversified asset management firm
  - Approx $US125b in AUM (as at 30 Jun 09)
  - Provides investment services to approx 1 million retail investors and 170 institutional clients through a broad range of managed accounts, separate accounts, mutual funds, retirement accounts, sub-advised funds, and other investment products.
  - Consideration: $US428m
  - Employees: approx 580 people
  - Locations: Philadelphia, San Francisco and Boston
  - Expected settlement date: Early 2010

1. As at acquisition date, excludes 36 support staff. 2. Includes the Bank of America / Merrill Lynch deal worth $US47.1b. Excluding this, the value of deals advised is $US5.8b 3. As at acquisition date, excludes 53 support staff. 4. Subject to completion.

Recent initiatives

MACQUARIE

Fixed Income, Currencies & Commodities

Acquisitions:

- Energy:

  Constellation Energy:
  - Houston-based downstream natural gas trading business providing physical and financial natural gas
  - Fully integrated into Macquarie's existing North American natural gas trading and marketing platform, Macquarie Cook Energy
  - Combined business is a top 5 gas trader in the North American market interacting with approx 400 clients and counterparties
  - Employees: approx 110 people
  - Locations: Houston, Calgary
  - Completion date: 28 Mar 09

Organic growth:

- Debt and credit trading:
  - In excess of 25 director level appointments in the US and UK with extensive experience in US structured credit sales and trading, emerging markets repo, fixed income and FX business as well as senior commodity sales staff
- Emerging Markets:
  - Expanded global team with headcount now at approx 40 and staff in Miami, New York and London

Corporate and Asset Finance

Acquisitions:

- Ford Credit Australia auto finance $A1b portfolio (1 Oct 09 close)

Corporate lending

- Acquisitions and originations approx $A4b YTD of corporate loan facilities in Australia, Europe and North America
- Performing corporate debt (predominantly senior ranking and substantial proportion investment grade)
- Diversified by maturity (av. 2013) and industry

Organic growth:

- North America: approx 4 director level appointments with expertise in leasing / asset and legal experience

Banking & Financial Services

Acquisitions:

- Blackmont Capital
  - Leading Canadian independent investment dealer with over $C7.6b in assets under administration
  - Provides an established and growing Canadian wealth management platform and will add additional retail distribution to existing capital markets and product offerings in Canada
  - Consideration: $C93.3m
  - Employees: Approx 450 employees including a network of more than 130 financial advisors located in 13 offices across Canada
  - Location: Canada
  - Completion date: Early 2010

Organic growth:

- Selectively recruited 16 director level hires as part of the group's expansion into the UK and Asian financial services markets and also in specialist areas including insurance and Service and Operations in the Australasian market

Macquarie Capital funds – listed fund initiatives and unlisted fund expansion

- Activity during 1H10
  - Equity under management $A50b down 6% on 2H09 and down 10% on pcp
    - Fall in EUM due mainly to FX and listed fund initiatives (MCG/MLE), partly offset by improved security prices and new equity raised
    - 74% unlisted vs 26% listed split
  - $A1.4b equity raised; $A1b equity invested; and over $A6b equity in unlisted funds available for investment

Listed funds major initiatives

- **MCG:** Sale of Global Tower Partners $US363m; Takeover by CPPIB at $A3.00 per security
- **MLE:** $A63m asset sales completed or in process; $A67m capital raising; Successful internalisation of management
- **MCW:** Over $A2.3b assets sold or under contract, including $A1.6b sale of US portfolio
- **MAp:** Sold stakes in JAT (~$A260m) and agreed to sell Bristol Airport (£128m); Successful internalisation of management
- **DUET:** Completed $A265m capital raising
- **MIIF:** Agreed the sale of 71.6% of its interest in MEIF for €63m
- **MMG:** Announced a range of proposed initiatives; including a 1 for 1 entitlement offer; internalisation of management; simplification of corporate structure and transition to single publicly listed media company model
- **MIG:** Buyback completed; Sales of Lusoponte (€110m) and effective 25% interest in Westlink M7 ($A403m); Recently announced proposal to restructure the portfolio into two separate listed entities and allocate the assets according to their maturity and risk profile

Unlisted funds expansion

- **India:** Macquarie-SBI Infrastructure Fund (MSIF) launched in Mar/Apr 09
  - Invests in infrastructure projects in India
  - Over $US1b raised to date with total capital anticipated to be between $US2b and $US3b
- **Russia:** Macquarie Renaissance Infrastructure Fund (MRIF) launched in Aug 09
  - Invests directly in infrastructure in Russia and other key CIS markets
  - Russia's State Development Bank, Vnesheconombank (VEB) is the cornerstone investor
  - Commitments to the first close of the fund total $US530m
- **China:** Entered into a joint venture with China Everbright Limited in Aug 09
  - Objective is to establish two infrastructure funds to invest in Greater China
  - One fund aimed at foreign investors and the other at domestic
  - The aggregate fund target is $US1.5b

MACQUARIE

Asset resilience

- Macquarie Capital Funds' ten largest infrastructure businesses[1] have shown strong resilience in challenging markets
- The majority of these assets experienced improvement in operational performance with a combined weighted average 1 year EBITDA growth of 6%

		Acquisition date	1 year EBITDA Growth[2]	2 year EBITDA CAGR[2]	3 year EBITDA CAGR[2]
Thames Water	Utility (UK)	Dec 06	1%	0%	8%
Puget	Utility (US)	Feb 09	4%	n/a	n/a
APRR	Toll road (France)	Feb 06	1%	3%	n/a
Arqiva[3]	Communications (UK)	Jan 05	10%	n/a	n/a
407 ETR[4]	Toll road (Canada)	Apr 02	2%	6%	9%
Airwave[5]	Communications (UK)	Apr 07	54%	33%	n/a
Brussels	Airport (Belgium)	Dec 04	(6)%	2%	6%
Copenhagen	Airport (Denmark)	Dec 05	(11)%	(3)%	n/a
Techem	Utility (Germany)	Jan 08	12%	n/a	n/a
Wales and West	Utility (UK)	Jun 05	19%	37%	n/a

1. Based on proportionate Enterprise Value as at 30 Sep 09, excluding Sydney Airport following internalisation of MAp. Sydney Airport's 1 year EBITDA growth for this period was 3%. 2. Compound annual growth in EBITDA up to the year ending 30 Sep 09 for all assets with the exception of Puget which is at 30 Jun 09. Figures based on management accounts and/or audited financial statements where available. 3. Arqiva acquired National Grid Wireless in Apr 07 and EBITDA growth shows the performance of the combined business 4. Excludes a one-off $C25m write-off in Dec 08 for prior period doubtful accounts 5. EBITDA growth driven by completion milestones from roll-out of fire and ambulance communication infrastructure

Finalisation of proposed changes to remuneration arrangements

- Changes to proposed remuneration arrangements were announced in March 2009 (refer Appendix A):
- Proposed changes deferred in June due to foreshadowed Legislative changes
- Australian legislation not finalised but there is sufficient clarity to progress to seek shareholder approval for the changes announced in March 2009
- Proposed changes will continue to apply for FY09 except for the following where changes to the tax legislation have prevented Macquarie from proceeding:
  - Options will no longer be granted to Executive Committee members and will be replaced by the proposed issue of performance shares with performance hurdles
  - Under revised transitional arrangements, Executive Directors (EDs) can participate in the equity scheme announced with their retained profit share invested in equity vesting to them on a straight line basis over 7 years (Executive Committee) or 5 years (other EDs)

Finalisation of proposed changes to remuneration arrangements

MACQUARIE

- Given that ED's may choose not to participate in the new scheme for pre-2009 retained amounts, the value applied to the grant of Macquarie shares is likely to be less than the $A500m estimate advised on 31 March 2009
- The equity participation is proposed to be provided via issue of new shares, on-market share purchases or a combination of both at the discretion of the Board and to be determined at the time having regard to all factors including prevailing market conditions
- In accordance with our statement on 1 May 2009, shares will be priced at the VWAP from 4 May 09 to 29 July 09, being $A36.36, compared to $A27.00 for the Institutional Placement price and $A26.60 for the Share Purchase Plan price
- For the FY10 year, the key changes from the proposed 2009 changes are:
  - —In addition to Executive Committee, for EDs on Operations Review Committee, and others with a significant management or risk responsibility, 50% of profit share will be retained (55% for the CEO), vesting from 3-7 years
  - —For other EDs, 40% of profit share will be retained (previous proposal 50%), vesting from 3-5 years (previous proposal 3-7 years)
- Shareholder approval for the proposed changes to be sought at an SGM currently planned for Dec 09

MACQUARIE

Outlook

- Market conditions improving but volatility means short-term forecasting remains difficult
- 2H10 profit currently estimated to be broadly in line with 1H10 but remains subject to market conditions and significant swing factors and excludes the impact of one-off items:
  - 1H10 benefitted from buoyant activity in certain areas including Australian ECM and credit businesses which may not continue as strongly in 2H10
  - Swing factors include completion rate of transactions, asset realisations and asset prices
  - One-off items include factors such as the periodic review for potential impairment charges
- As previously stated, FY10 trading likely to be characterised by:
  - Income statement:
    - Fewer one-off items (e.g. writedowns and provisions)
    - Higher compensation ratio to be consistent with historic levels
    - Increased effective tax rate to be consistent with historic levels
    - Lower earnings on capital reflecting lower global interest rates
    - Higher cost of funding
  - Balance sheet:
    - Decrease in cash balances as funds deployed across the businesses
    - Maintain equity investments at or below existing levels
    - Lower investment levels in listed funds
- Dividends likely to remain unfranked for foreseeable future
- Despite improving trends in a number of major markets, we continue to maintain a conservative approach to funding and capital
- Strong balance sheet, strong team and market conditions provide opportunities for medium term growth, building upon:
  - Strength, diversification and global reach of our businesses
  - Ongoing organic growth initiatives and incremental acquisitions
  - Effective risk management

MACQUARIE

3 Result Analysis and Financial Management

Greg Ward
Chief Financial Officer

Macquarie Group Limited
Result Announcement for the half year ended 30 September 2009
30 October 2009 – Presentation to Investors and Analysts

Key drivers of half year

- Improved equity markets, especially in Sep qtr, but overall cash equities down on pcp
- Improved demand for retail structured products in Asia markets, although down on pcp
- Good ECM activity, reasonable corporate finance and advisory deal flow, in line with pcp
- Good contribution from base fees, performance fees well down on pcp
- Gains from listed fund initiatives - MCG, MLE, MAp $A414m
- Strong contributions from debt markets and new credit trading business
- Gains from liability management - MIPS $A127m and subordinated debt $A55m
- Substantial negative fair value adjustment on fixed rate issued debt ($A252m)
- Further writedowns, provisions and net equity accounted losses ($A758m)
- Increased compensation ratio (1H10: 45%; 2H09: 41%; 1H09: 40%)
- Movements in FX rates
  - average USD/AUD up 20% on 2H09, down 13% on pcp
- Low tax expense, albeit tax rate up on low level in FY09
- Continued to maintain conservative levels of capital and liquidity
  - Cost of excess liquidity in 1H10 over $A100m

Income Statement

	Sep 09 $Am	Mar 09 $Am	Sep 08 $Am	Key drivers from pcp
Net interest income	425	418	520	Earnings on capital down, average loan volumes down, net margins up, excess liquidity
Fee and commission income	1,882	1,890	2,155	Reasonable M&A deal flow, brokerage down, performance fees down
Trading income	906	538	790	Strong contributions from debt markets and credit trading
Other income	306	386	497	Fewer asset sales compared to pcp
Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items	**3,519**	**3,232**	**3,962**	
Gains on listed fund initiatives[1]	414	-	-	MCG, MLE, MAp
Liability management: MIPS	127	197	-	
Liability management: subordinated debt	55	-	-	
Fair value adjustment on fixed rate issued debt	(252)	159	20	
Writedowns, impairment charges[2]	(623)	(984)	(917)	Refer slide 9
Share of net gains/(losses) of associates[1,2]	(135)	(44)	118	Refer slide 9
Mortgages Italy	-	(4)	(213)	Portfolio sold Oct 08
Total operating income (as reported)	**3,105**	**2,556**	**2,970**	
Total operating expenses	(2,573)	(2,294)	(2,243)	Increase in staff expenses
Net profit before tax and minorities	**532**	**262**	**727**	
Income tax expense	(36)	64	(79)	Refer slide 47
Minority interests	(17)	(59)	(44)	Reduction of MIPS
Net profit after tax	479	267	604	
Expense to income ratio	**83%**	**90%**	**76%**	
Compensation ratio	**45%**	**41%**	**40%**	

1. The equity accounting impact relating to the MAp internalisation has been included with "Gains on listed fund initiatives" and excluded from "Share of net gains/(losses) of associates". 2. FY09 comparatives have been restated to conform with 1H10 presentation by including equity accounted gains.

Impairment charges and equity accounted gains/losses

MACQUARIE

	$Am
Impairment & equity accounted gains/losses of funds management assets and other co- investments	
Listed Macquarie-managed funds	45
Real estate equity investments	92
US portfolios of asset backed securities held as available for sale	62
Resources equity investments	2
Other equity co-investments[1]	405
	606
Loan impairment provisions[2]	
Real estate loans	13
Resources loans	50
Corporate and Asset Finance leasing and lending	28
Banking and Financial Services lending	29
Other loans	11
	131
Impairments recognised on trading asset positions[3]	
CLO/CDO exposures held in trading portfolio	21
	21
Total	**758**

1. Includes impairment charges of $A348m and equity accounted losses of $A175m, and is offset with equity accounted gains of $A118m. 2. Includes specific credit provisions and collective allowance for credit losses recognised in the six months ended 30 Sep 09. 3. Selected items included are carried in the trading portfolio at fair value. Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise.

Macquarie Securities
Result

	Sep 09 $Am	Mar 09 $Am	Sep 08 $Am
Net trading income (including net interest)[1]	266	(56)	466
Brokerage and commissions	374	281	407
Other fee and commission income	128	91	65
Other income	2	(2)	3
Internal revenue[2]	11	112	9
Operating income before writedowns, impairments and equity accounted gains/(losses)	**781**	**426**	**950**
Writedowns, impairment charges	-	(35)	-
Share of net gains of associates	1	-	3
Total operating income (as reported)	**782**	**391**	**953**
Total operating expenses	(463)	(559)	(510)
Net profit contribution[3]	**319**	**(168)**	**443**
Staff numbers	1,512	1,540	1,777

- Equities trading income down 43% on pcp:
  - Structured Equity Finance volumes in Europe down significantly on pcp
  - Improved demand for retail structured products in Asia markets, although still down on pcp
  - Strong contribution from arbitrage trading activities
  - Prior period trading loss due to substantially lower demand for listed/structured products and unprecedented volatility during the second half of FY09
- Brokerage and commission income, up 33% on 2H09, down 8% on pcp:
  - Equity market turnover down on pcp although up on 2H09 as monies were allocated to equities on renewed economic confidence
  - Market share retained in Australia although average commissions reduced due to increasing proportion of lower margin electronic trading
  - Market share up in Asia on 2H09
  - Continued growth in secondary market commissions from US and European greenfield businesses
- Other fee and commission income, up 41% on 2H09 , up 97% on pcp
  - Equity capital markets activity has strengthened with notable transactions including Rio Tinto's $US15.2b renouncable rights issue
- Operating expenses down 9% on pcp and 17% on 2H09 driven by a reduction in headcount, focus on cost rationalisation and a stronger AUD against major currencies compared to 2H09

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2.Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3.Management accounting profit before unallocated corporate costs, profit share and income tax.

Macquarie Capital
Result

	Sep 09 $Am	Mar 09 $Am	Sep 08 $Am
Net interest income/(expense)[1]	(125)	(212)	(169)
Base fees	243	268	256
Performance fees	12	8	210
Mergers and acquisitions, advisory and underwriting	566	590	566
Equity investment income	57	112	263
Operating lease income	38	40	30
Other income	59	153	52
Internal revenue[2]	64	91	165
Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items	**914**	**1,050**	**1,373**
Gains on listed fund initiatives	414	-	-
Writedowns, impairment charges	(407)	(293)	(612)
Share of net gains/(losses) of associates	(122)	(46)	56
Total operating income (as reported)	**799**	**711**	**817**
Total operating expenses	(470)	(728)	(512)
Minority interests	2	(31)	-
Net profit contribution[3]	**331**	**(48)**	**305**
EUM ($Ab)	50.0	53.3	55.8
AUM ($Ab)	130.7	159.5	158.0
Staff numbers	2,403	2,617	3,049

- Interest expense down 41% on 2H09, down 26% on pcp due to reduced funding costs
- Base fees down 5% on pcp
  - EUM $A50.0b – 10% down on pcp (6% down on 2H09)
  - Sale of MCG manager
- Performance fees: significant performance fee from MAG recognised in pcp
- Advisory activity: 182 deals valued at approx. $A57b (164 deals valued at approx. $A83b in pcp[4])
- Equity investment income: 1H10 included sale of Moto Hospitality, Puget Energy; 1H09 included sale of Longview oil & gas assets, Red Bee Media, residual holdings in Dyno Nobel and Boart Longyear
- Gains on listed fund initiatives $A414m: MCG, MLE, MAp
- Writedowns, impairment charges of $A407m include:
  - Equity investments ($A336m)
  - US portfolios of ABS held as available for sale ($A62m)
  - Loans and receivables ($A9m)
- Expenses down 8% on pcp
  - Reduction in headcount
  - stronger AUD against major currencies compared to 2H09

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax 4. The pcp comparative includes a large one-off deal of $A34b.

Macquarie Funds
Result

	Sep 09 $Am	Mar 09 $Am	Sep 08 $Am
Net interest income[1]	27	33	32
Base fees	72	76	66
Other fee and commission income	37	64	79
Other income	27	11	(2)
Internal revenue[2]	2	3	1
Operating income before writedowns, impairments and equity accounted gains/(losses)	**165**	**187**	**176**
Writedowns, impairment charges	(8)	(14)	-
Share of net gains/(losses) of associates	7	(17)	5
Total operating income (as reported)	**164**	**156**	**181**
Total operating expenses	(127)	(146)	(146)
Minority interests	1	-	-
Net profit contribution[3]	**38**	**10**	**35**
AUM ($Ab)[4]	58.0	49.7	44.8
Staff numbers[5]	561	583	572

- Lower interest revenue compared to pcp due to redemptions from retail loans issued to investors as part of structured investment offerings
- Base fees up 9% on pcp, AUM up 29% on pcp from $A44.8b to $A58.0b
  - Acquisition of remaining shares in Allegiance Investment Management in Jan 09 increasing AUM by $A5.1b
  - Strong inflows for the Fixed Interest, Currency and Commodities asset class
  - Partially offset by decrease across most other asset classes, particularly Listed Equities and Real Estate Securities
- Other fee & commission income down 53% on pcp:
  - Lower European and Australian retail product raisings
- Other income includes revaluations on seed investments and income from derivative products offered by the Investment Solutions and Sales division
- Acquisition of Delaware Investments (due for completion in early 2010) will increase AUM by approx. $A142b[6]

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax. 4. AUM does not include the Macquarie CMT ($A12.6b at 30 Sep 09) which is a product marketed by BFS and managed by MFG. 5. The acquisition and consolidation of fund managers in the US during 2009, as well as the internal transfer of a European distribution business from Macquarie Securities Group, contributed 66 staff members to the headcount increase in the six months to 31 Mar 09. 6. Based on 30 Jun 09 balances converted at 30 Sep 09 exchange rates.

Assets under management of $A345b[1]



$Ab
400
350
300
250
200
150
100
50
0
Acquisitions include: MFG US fixed interest funds management businesses, Puget Energy
MCG acquisition by CPPIB, internalisation of MLE management
Asset sales conducted by MCW, MOF
Including MIG, real estate funds
Significant FX impact: strengthening of $A from Mar ($US0.67) to Sep ($US0.86) reducing $A value of offshore assets
Acquisition of Delaware Investments – approx $US125b of AUM (scheduled to close early 2010)
Macquarie Airports internalisation of management (effective Oct 09)
243.1
8.7
(2.6)
(4.2)
(6.3)
(22.4)
216.3
141.6
(12.8)
345.1
Mar-09
Acquisitions
MCG/MLE
Disposals/net outflows
Asset revaluations
FX
Sep-09
Delaware
MAp
Sep-09 proforma

1. Includes recently announced Delaware acquisition ($A142b based on 30 Jun 09 balance converted using 30 Sep 09 exchange rates; scheduled to close early 2010) and MAp internalisation impact (decrease of $A13b) effective Oct 09.

Fixed Income, Currencies and Commodities
Result

	Sep 09 $Am	Mar 09 $Am	Sep 08 $Am
Commodities[1]	379	425	225
Foreign exchange products[1]	58	74	90
Interest rate products[1]	144	110	53
Fee and commission income	68	99	67
Other income	38	(3)	92
Internal revenue[2]	28	29	37
Operating income before writedowns, impairments and equity accounted gains/(losses)	**715**	**734**	**564**
Writedowns, impairment charges	(73)	(265)	(65)
Share of net gains of associates	3	61	8
Total operating income (as reported)	**645**	**530**	**507**
Total operating expenses	(277)	(306)	(223)
Minority interests	-	-	1
Net profit contribution[3]	**368**	**224**	**285**
Staff numbers	796	680	677

- Commodities trading income up 68% on pcp:
  - improved market conditions and increased volumes in the US gas business due to the Constellation Energy business (acquired in Mar 09)
  - Agricultural Commodities benefitting from higher volatility in soft commodity products
  - Metals prices recovering, particularly gold prices
- Foreign Exchange income down 36% on pcp, foreign exchange volumes down globally
- Trading income on interest rate products up significantly on pcp, significant improvement in the Australian credit markets plus a substantial contribution from the Emerging Markets and Credit Trading businesses
- Writedowns and impairment charges of $A73m include:
  - Net loan impairment charges ($A50m)
  - CLO/CDO portfolio ($A21m)
  - Resources equity co-investments ($A2m)
- Expenses up 24% on pcp
  - Increased headcount due to acquisition of Constellation Energy
  - Investment in the Credit Trading business
  - Integration expenses associated with acquisition of Constellation Energy

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax

Corporate and Asset Finance
Result

	Sep 09 $Am	Mar 09 $Am	Sep 08 $Am
Net interest income[1]	143	81	48
Fee, commission and trading income	38	(3)	8
Operating lease income	33	70	44
Other income	21	3	21
Internal revenue[2]	14	8	9
Operating income before writedowns, impairments and equity accounted gains/(losses)	**249**	**159**	**130**
Writedowns, impairment charges	(28)	(66)	(11)
Share of net gains of associates	1	(1)	-
Total operating income (as reported)	**222**	**92**	**119**
Total operating expenses	(94)	(79)	(64)
Minority interests	(1)	(1)	(1)
Net profit contribution[3]	**127**	**12**	**54**
Staff numbers	574	539	546

- Interest income up significantly:
  - Increased volumes in the loan and finance lease portfolios, loan portfolio increased to $A5.2b at Sep 09 from $A0.8b at Sep 08
  - Margins increased by approx. 1.5% on pcp due to greater mix of higher margin products
- Acquisition of an approx. $A1b portfolio of leases and loans over approx. 60,000 cars from Ford Credit Australia. Management of the portfolio will be transitioned to the operations of Macquarie Leasing by Jan 10.
- Fee, commission and trading income of $A38m was primarily due to mark-to-market gains on options and equity securities
- Operating lease income down 25% on pcp due to a decrease in the operating lease portfolio since Sep 08
- Impairment charges largely relate to collective provisioning due to substantial growth in the loan and lease portfolios

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax

Real Estate Banking

Result

	Sep 09 $Am	Mar 09 $Am	Sep 08 $Am
Net interest income[1]	(8)	28	(32)
Base fees	25	14	12
Performance fees	35	1	1
Other income	25	46	25
Internal revenue[2]	(9)	(1)	(11)
Operating income before writedowns, impairments and equity accounted gains/(losses)	**68**	**88**	**(5)**
Writedowns, impairment charges	(75)	(218)	(138)
Share of net gains/(losses) of associates	(21)	(40)	45
Total operating income (as reported)	**(28)**	**(170)**	**(98)**
Total operating expenses	(28)	(51)	(43)
Net profit contribution[3]	**(56)**	**(221)**	**(141)**
AUM ($Ab)	10.7	14.8	15.2
Staff numbers	118	136	214

- Net interest expense down on pcp due to a number of disposals
- Base and performance fees up significantly on pcp due to sale of Macquarie Central Office CR-REIT Kukdong building in Korea
- Other income in line with pcp:
  - Higher property development income from Urban Pacific Limited
  - Advisory income down due to significantly reduced transaction activity across all real estate markets
  - Loss on sale of investment in MWCell in the US
- Writedowns, impairment charges of $75m include:
  - Real estate equity investments ($A50m)
  - Real estate loans ($A13m)
  - Non-financial assets ($A12m)

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax.

Banking and Financial Services
Result

	Sep 09 $Am	Mar 09 $Am	Sep 08 $Am
Net interest income[1]	254	223	202
Base fees	102	109	120
Brokerage and commissions	105	80	118
Platform and other fee and commission income	135	107	133
Income from life insurance business and other unit holder businesses	18	16	14
Other income	2	46	14
Internal revenue[2]	4	6	(28)
Operating income before writedowns, impairments and equity accounted gains/(losses)	**620**	**587**	**573**
Writedowns, impairment charges	(32)	(65)	(66)
Share of net gains/(losses) of associates	-	(4)	(3)
Mortgages Italy[4]	-	(4)	(213)
Total operating income (as reported)	**588**	**514**	**291**
Total operating expenses	(448)	(435)	(463)
Minority interests	(3)	(4)	(2)
Net profit contribution[3]	**137**	**75**	**(174)**
AUM ($Ab)	17.0	19.2	21.2
FUM / FUA[6] ($Ab)	115.3	104.0	116.1
Staff numbers	2,628	2,598	2,779

- Net interest income growth:
  - Retail deposits up 48% from $A9.4b at Sep 08 to $A13.9b at Sep 09, issuance of new cash product offerings such as the Cash Management Account and growth in Cash XL and Term Deposits
  - Mortgages Australia portfolio run-off continues, down 25% on pcp to $A15.9b
- Base fees down 15% on pcp:
  - CMT AUM down 22% on pcp to $A12.6b
  - Macquarie Pastoral Fund up from $A216m at Sep 08 to $A521m at Sep 09
- Equity market conditions impacting broking volumes
  - MPW's volumes down 12% on pcp
  - MPW remains No. 1 full service retail stockbroker[7] in Australia in terms of volume and market share
- Platform and other fee and commission income in line with pcp:
  - FUA on the Australian Wrap platform up 3% on pcp to $A21.6b
- Other income in 2H09 included the sale of the majority of the margin lending business
- Writedowns, impairment charges include:
  - Loan impairments ($A29m)
  - Other Impairment charges ($A3m)

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax. 4. Excludes operating losses and internal management charges (eliminated on consolidation in the Group's statutory P&L) totalling $A59m. 5. The Macquarie CMT, reported in AUM above, is a BFS marketed product that is managed by MFG. 6. Funds under management / advice / administration ("FUM / FUA") includes AUM, funds on BFS platforms (eg. Wrap FUA), total loan & deposit portfolios, client CHESS holdings and funds under advice (eg. Macquarie Private Bank). 7. Based on consideration traded

Expenses

- Expenses up 15% on pcp, compensation expenses up 18%
  - Compensation ratio 45% (2H09: 41%; 1H09: 40%)
  - FX impact on expenses: 6% decrease on 2H09; 3% increase on pcp
  - 8% decrease in headcount on pcp (Sep 09: 12,758; Mar 09: 12,716; Sep 08: 13,898)
- Expense to income ratio 83% (2H09: 90%; 1H09: 76%)



$Am
3,000
2,000
1,000
0
1H09
2H09
1H10
Other
Non-salary technology
Occupancy
Brokerage & commisions
Employment

MACQUARIE

Taxation

	1H10 $Am	2H09 $Am	1H09 $Am
Net profit before tax	532	262	727
Add back: write downs and impairment charges	758	1,032	1,012
Net profit before impairments and tax	1,290	1,294	1,739
Prima facie tax @ 30%	387	388	522
Income tax permanent differences	(124)	(143)	(139)
Income tax expense (before effect of impairments)	**263**	**245**	**383**
Implied effective tax rate[1]	***21%***	***20%***	***23%***
Prima facie tax of write downs and impairment charges @ 30%	**(227)**	**(309)**	**(304)**
Income tax expense/(benefit)	**36**	**(64)**	**79**
Actual effective tax rate[1]	***7%***	***(32%)***	***12%***

- Permanent differences have been relatively stable period on period
- Write downs and impairment charges driving low effective tax rate

1. The effective tax rate is calculated on net profit before tax and after minority interests. Minority interests reduce net profit before tax by $A17m, $A59m, and $A44m in 1H10, 2H09 and 1H09 respectively.

Balance sheet highlights

- Balance sheet remains solid and extremely conservative
  - Excluding cash, all assets now covered by term funding and equity
- Retail deposits continuing to grow, up 4% from Mar 09 to $A13.9b at Sep 09
  - Strong inflows into the recently launched CMA, $A1.7b at Sep 09 (now[1] over $A2b)
- $A5.9b of bonds issued since Mar 09:
  - MQG issued $US1.5b of Non-Government guaranteed debt in two US 144A bond issues
  - MBL issued $A3.9b Government guaranteed debt
- $A4.5b surplus of capital in excess of the Group's minimum regulatory capital requirements
  - Completed $A1.2b equity raising from a institutional placement ($A540m) followed by a retail share purchase plan ($A669m)
- MIPS tender offer during the period secured approx £158m of MIPS, out of a total of £200m

Funded balance sheet

	Sep 09 $Ab	Mar 09 $Ab
Funding sources		
Wholesale issued paper:		
Negotiable certificates of deposit	2.7	4.7
Commercial paper	1.8	3.0
Net trade creditors	-	0.4
Structured notes	3.0	4.0
Secured funding	7.2	6.6
Bonds	19.2	16.9
Other loans	0.4	0.7
Senior credit facility[1]	7.0	7.4
Corporate/wholesale deposits	3.1	5.4
Retail deposits	13.9	13.4
Loan capital[2]	2.1	2.5
Equity and hybrids[3]	11.2	9.6
Total funding sources	**71.6**	**74.6**
Funded assets		
Cash and liquid assets	26.7	30.3
Net trading assets	9.3	9.1
Loan assets < 1 year	5.9	5.8
Loan assets > 1 year	19.4	19.5
Assets held for sale	0.1	0.2
Debt investment securities	2.6	1.2
Co-investment in Macquarie-managed funds and equity investments	5.8	7.2
Property, plant & equipment and intangibles	1.4	1.3
Net trade debtors	0.4	-
Total funded assets	**71.6**	**74.6**

- Well diversified funding sources
- Cash and liquid assets significantly exceed short-term wholesale issued paper
- All assets excluding cash and liquid assets, funded by term debt and equity

1. The Senior Credit Facility is a $A7.7b term facility of which $A0.7b remains undrawn. 2. This includes Convertible Preference Securities. 3. Equity includes ordinary capital and Macquarie Income Securities of $A0.4b, and Hybrids include the Macquarie Income Preferred Securities of $A0.1b

Term funding profile

- Excluding equity, the weighted average term to maturity of term funding increased from 3.7 years at Mar 09 to 3.8 years at Sep 09



$Ab
Structured notes
Secured funding
Bonds (Guaranteed)
Bonds (Unguaranteed)
Other loans
Senior credit facility - drawn
Senior credit facility - undrawn
Other undrawn credit facilities
Loan capital
Hybrid
Equity
20
18
16
14
12
10
8
6
4
2
0
1-2 yrs
<3yrs
<4yrs
<5yrs
5+ yrs

At 30 Sep 09. 1. Undrawn term facilities for the Group include $A0.7b undrawn of the Senior Credit Facility and $A0.1b undrawn warehouse facilities.

Continued retail deposit growth

- Since Aug 07, Macquarie has been successful in pursuing its strategy of diversifying its funding sources through growing its deposit base
  - Focus has been on improving the composition and quality of the deposit base
  - Particularly good growth in the recently launched CMA deposit product, $A1.7b at 30 Sep (now[1] over $A2.0b)
  - Overall retail deposits continue to grow, $A13.9b at Sep 09



$Ab
20
15
10
5
0
Mar-06
Sep-06
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
■ Retail
Corporate/wholesale

1. As at 28 Oct 09

Changing mix of loan asset portfolio



$Ab
29
28
27
26
25
24
23
22
21
20
Increased lending activity[1]
36% reduction in Real Estate loan portfolio
23% reduction in structured investment loan portfolio
$A1.0b Ford Credit Australia lease portfolio acquired 1 Oct 09
2.4
0.6
(0.5)
(0.9)
(1.2)
(0.4)
1.0
25.3
25.3
26.3
Canada Mortgages portfolio up $A1.0b; Australia and US portfolios down
Reduced operating lease portfolio
Reduction in debt markets and commodities portfolios
Mar-09[2]
CAF Lending
Mortgages
Real Estate
Leasing
Structured Investment Loans
Other
Sep-09[2]
Acquisitions
Sep-09 proforma

1. Excludes assets recorded as Debt Investment Securities of $A1.4b. 2. Per funded balance sheet, including loan assets held at amortised cost, loan assets held at fair value through P&L and operating lease assets held as other assets.

Loan asset portfolio

Loan category	Net carrying value Sep 09 $Ab	Impairment provisions Sep 09 $Am	Provisions coverage Sep 09 %[1]	
Mortgages				Secured by residential mortgages and supported by mortgage insurance
- Australia	1.8	13	0.7%	▪ Aust: arrears[2] = 1.1%, most loans are fully mortgage insured
- US	1.0	21	2.1%	▪ US: arrears[2] = 4.9%, majority of loans where LVR > 80% are mortgage insured
- Canada	5.0	<1	<0.1%	▪ Canada: most loans are fully insured with underlying government support
Structured investments	4.0	46	1.2%	Retail loans to invest in various investment funds. Secured by investments with value protected by capital guarantees at maturity. Underlying assets primarily include direct and indirect equities & cash
Banking	3.3	32	1.0%	Secured relationship managed loan portfolio of $A2.9b to professional & financial services firms, real estate industry clients, insurance premium funding and other small business clients. Secured largely by real estate, working capital and business cash flows and credit insurance; Other consumer lending of $A0.4b including credit cards
Real estate	0.9	162	14.6%	Loans secured against real estate, subject to regular independent valuations. Large impairment provisions
Debt markets warehouses	0.2	4	1.6%	Fully secured loans with contractual maturity no greater than 12 months. Secured by residential mortgages, car loans and other receivables
Resources and commodities	1.3	210	14.1%	Diversified loan portfolio primarily to resources sector that are secured by the underlying assets. Secured by gold, base metals and oil resources and supported by price hedging
CAF leasing	2.8	44	1.5%	Secured by underlying leased assets (motor vehicles and specialised equipment), diversified portfolio by geography and security asset class
CAF lending[3]	3.8	20	0.5%	Diversified secured corporate lending, subject to regular recoverability review. Secured by diverse range of corporate assets and other securities.
Other lending	1.2	24	2.0%	Includes: ▪ $A0.5b aircraft operating lease portfolio to single counterparty with average aircraft life <3 years, all aircraft residual values insured. ▪ $A0.4b on deposit with financial institutions as collateral for trading positions. ▪ $A0.3b other secured lending, subject to regular recoverability review. Secured by diverse range of corporate assets and other securities. Some impairment provisions raised
		40		Centrally held collective provisions
Total loan assets[4]	25.3	615	2.4%	

1.Coverage % based on total collective & specific provisions divided by gross loan value at 30 Sep 09. 2. Arrears based on 90+ days past due at 30 Sep 09 across all mortgage portfolios. 3. Excludes assets recorded as Debt Investment Securities of $A1.4b. 4. Per the funded balance sheet, including loan assets held at amortised cost, loan assets held at fair value through P&L and operating lease assets held as other assets.

Reduced equity investment portfolio[1]


$Ab
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Significant disposals include MCG, Puget Energy, MW Cell, Bendigo & Adelaide Bank
Equity impairments since 31 Mar 09 of $A409m
0.6
(0.5)
(0.5)
(0.4)
(0.6)
(0.1)
Significant acquisitions include BrisConnections, AquaSure (Vic desalination project), Goodman Group
Includes net equity accounted losses of $A197m; dividends of $A260m
Significant FX impact: strengthening of $A from Mar ($US0.67) to Sep ($US0.86) reducing $A value of offshore assets
7.4
2.9
3.0
Listed $A2.9b
Unlisted $A3.0b
Mar-09
Acquisitions
Disposals
Equity accounting and dividends
Impairments
FX
Other
Sep-09

1. Includes equity investments available for sale, investments in associates and JVs, equity investments carried at fair value through P&L and equity investments Held for Sale ("HFS"). Investments are classified as HFS when it is highly probable that the asset will be sold in the subsequent 12 months (30 Sep 09: $A100m; 31 Mar 09: $A209m).

Equity investments of $A5.9b

Category	Carrying value (pre-adj's) $Am	Carrying value adj's[1] $Am	Carrying value Sep 09 $Am	Impairment % of pre-impairment value	Description
Debt investment entities	253	-	253	-	Largely relates to holding in Diversified CMBS Investments Inc. Underlying investments are commercial mortgage-backed securities that are highly rated.
Energy and resources	632	(402)	230	64%	Over 100 separate investments. No material concern with carrying value.
Finance, investment, funds management and exchanges[2]	852	(150)	702	18%	Significant investments include Macquarie AirFinance (GATX), J-Rep and MGPA. Investments in exchange seats including ASX, Korea, Tokyo, Chicago. Underlying businesses operating well.
Real Estate	803	(346)	457	43%	Represents property and JV investments/loans. Includes investments in Spirit Finance, Medallist and Goodman Group. Underlying businesses operating well.
Telecos, internet, media and entertainment	436	(343)	93	79%	Includes investments in Macquarie Zhaophin Holdings and European Directories.
Transport, industrial and infrastructure	846	(211)	635	25%	Includes investments in Miclyn Express Offshore and BrisConnections. Most underlying operating businesses operating well.
Macquarie Listed managed funds[2]	2,905	(592)	2,313	20%	See "Positions in Listed Macquarie-managed funds & fund managers" slide
Macquarie Unlisted managed funds	1,183	(410)	773	35%	Includes investments in MAIP, MEIF funds, MIP funds. Underlying businesses performing well.
Other Macquarie managed funds	308	(8)	300	3%	Mainly includes investments that hedge DPS plan liabilities – no exposure to MQG
Held for sale	102	(2)	100	2%	Investments classified as HFS when it's highly probable that the asset will be sold in the subsequent 12 months.
	8,320	**(2,464)**	**5,856**	**30%**	

1. Carrying value adjustments includes impairments, net equity accounted profits/losses and dividends/distributions recognised since 1 Apr 07 on investments held at 30 Sep 09.
2. J-Rep has been disclosed in "Finance, investment, funds management and exchanges" for the purposes of this slide.

Positions in Listed Macquarie-managed funds & fund managers

	Net carrying value[1] $Am	Market value $Am	Unrealised gain/(loss) $Am	Initiatives completed to close the valuation gap
MAp Airports	1,018	1,015	(3)	Sold stakes in JAT (~$A260m) and agreed to sell Bristol (£128m); Reduced distribution to align with cash earnings; Successful internalisation of management
Macquarie Infrastructure Group	649	468	(181)	Buyback completed; Sales of Lusoponte €110m and effective 25% interest in Westlink M7 $A403m; Recently announced a proposal to restructure the portfolio into two separate listed entities and allocate the assets according to their maturity and risk profile
Macquarie Office Trust	220	198	(22)	Completed $A508m capital raising; Reduced distribution; Realised $A461m from asset sales; Renegotiated debt terms; Refinanced $570m CMBS
Macquarie CountryWide Trust	120	110	(10)	$A2.3b assets sold or under contract, including $US1.3b sale of US portfolio; Successful AAA rated $A265m CMBS issue, first $ACMBS issue since Oct 07; Renegotiated debt terms
Macquarie Media Group	125	90	(35)	Buyback completed; Reduced distributions to strengthen balance sheet. Proposed a range of initiatives: including internalisation; 1 for 1 entitlement offer; simplification of corporate structure and transition to single publicly listed media company model
Macquarie International Infrastructure Fund (SGX listed)	71	29	(42)	Reduced distribution to align with operating cash flows and position MIIF to repay all corporate level debt by 2012; Reviewing a range of further options to close the valuation gap. Agreed the sale of 71.6% of its interest in MEIF for €63m
J-REP co Ltd (TSE listed)	59	16	(43)	Refinancing of debt facilities, repayment of all recourse debt, completion of asset sales and cost initiatives
Macquarie Infrastructure Company (NYSE listed)	38	34	(4)	Suspended distributions and implemented cost reducing initiatives to strengthen balance sheet; Amended terms and reduced debt of largest business; Exiting underperforming business
Macquarie Korea Infrastructure Fund (KRX listed)	55	61	6	KRW112b Woomyunsan Tunnel debt refinancing; KRW188b Incheon Grand Bridge senior loan sale; KRW157b securitisation of Cheonan-Nonsan Expressway sub loan interest receivables
DUET Group	15	14	(1)	Completed $A265m capital raising; Reduced distribution in line with increased issued capital
Macquarie DDR Trust	2	2	-	$US166m assets sold, with more in progress; Repaid $US169m debt; Suspended distributions; Restructured the DDR JV; Negotiating debt maturities and covenants with lenders
Total	**2,372**	**2,037**	**(335)**	

1. Carrying value net of AVS and equity accounted reserves. All values as at 30 Sep 09

Total capital surplus of $A4.5b

- Total capital of $A11.5b at 30 Sep 09, a $A4.5b buffer of capital in excess of the Group's minimum regulatory capital requirements
- Strong Banking Group capital ratios - Tier 1: 11.7%; Total Capital: 13.6%



$Ab
5.0
4.0
3.0
2.0
1.0
0.0
3.1
Option exercises
0.2
1.2
Capital raisings: institutional placement $A540m; SPP $A669m
0.2
HY earnings net of dividend accrual
(0.3)
MIPS redemption
(0.4)
Increased CAF lending, initial Delaware commitment; offset by strengthening AUD
0.2
Reduced Tier 1 deductions
0.3
Reduced equity risk due to asset sales (e.g. Puget, MCIG), FX impacts and impairments
4.5
Delaware Investments
(0.5)
(0.2)
Ford Credit Australia lease portfolio; FPK; Blackmont Capital
3.8
Mar-09
Share capital changes
Retained earnings
Eligible hybrid equity
Capital for RWAs
Tier 1 deductions
Non-Bank capital requirement
Sep-09
Acquisitions
Sep-09 proforma


A
Appendix
Additional information – Funding

Macquarie Group Limited

Result Announcement for the half year ended 30 September 2009

30 October 2009 – Presentation to Investors and Analysts

2009 proposed changes to remuneration arrangements

MACQUARIE

Changes to proposed remuneration arrangements were announced in March 2009

- For Executive Directors (EDs), profit share paid out in cash will be reduced and the percentage of retained profit share will be increased with retained profit share fully invested in a combination of fully paid ordinary Macquarie shares and Macquarie-managed fund equity
- For EDs the vesting and payout schedule for retained profit share has been changed to 3-7 years
- Amend payout of unvested retained profit share for departing EDs to include clawback provisions
- Transitional arrangements that will align the old and new schemes
- For all staff other than EDs, any retained profit share will be delivered in fully paid ordinary Macquarie shares
- New share options granted will be substantially reduced, restricted to Executive Committee members

MACQUARIE



B
Appendix
Additional information – Funding

Macquarie Group Limited
Result Announcement for the half year ended 30 September 2009
30 October 2009 – Presentation to Investors and Analysts

Group funding structure

- MGL and MBL are the Group's two primary external funding vehicles which have separate and distinct funding, capital and liquidity management arrangements
- MBL provides funding to the Bank Group and intra-group funding to MGL
- MGL provides funding predominantly to the Non-Bank Group



Debt
MACQUARIE GROUP LIMITED (MGL)
Equity
Debt & Equity
Debt & Equity
Intra-group Loan
Debt & Hybrid Equity
MACQUARIE BANK LIMITED (MBL)
Banking Group
Non-Banking Group

Funded balance sheet reconciliation

- The Group's statutory balance sheet is prepared based on generally accepted accounting principles which do not represent actual funding requirements
- A funded balance sheet reconciliation has been prepared to reconcile the reported assets of the consolidated Group to the assets that require funding

	Sep 09 $Ab	Mar 09 $Ab
Total assets per Statutory Balance Sheet	**146.9**	**149.1**
Deductions:		
Self funded trading assets	(16.0)	(10.5)
Derivative revaluation accounting gross ups	(20.6)	(26.1)
Life investment contracts and segregated assets	(8.0)	(6.9)
Broker settlement balances	(7.5)	(5.5)
Working capital assets	(5.8)	(5.1)
Less non-recourse funded assets:		
Securitised assets and non-recourse warehouses	(17.4)	(20.4)
Total assets per Funded Balance Sheet	**71.6**	**74.6**

Funding for the Non-Bank Group

30 September 2009

	Sep 09 $Ab	Mar 09 $Ab
Funding sources		
MBL intra-group loan to MGL	1.4	3.8
Net trade creditors	-	0.2
Structured notes	0.2	0.3
Bonds	2.1	-
Secured funding	0.6	0.8
Other loans	0.4	0.3
Corporate/wholesale deposits	-	0.2
Senior credit facility	7.0	7.4
Loan capital[1]	0.6	0.6
Equity	4.4	3.2
Total funding sources	**16.7**	**16.8**
Funded assets		
Cash and liquid assets	3.0	4.8
Non Banking Group deposit with MBL	5.5	2.5
Net trading assets	1.6	1.0
Loan assets < 1 year	0.2	0.2
Loan assets > 1 year	0.9	1.6
Assets held for sale	-	0.1
Debt investment securities	0.3	0.6
Co-investment in Macquarie-managed funds and equity investments	4.0	5.1
Net trade debtors	0.2	-
Property, plant & equipment and intangibles	1.0	0.9
Total funded assets	**16.7**	**16.8**

- Non-Banking Group is predominantly term funded
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 3.1 years
- MBL intra-group loan has been amortised to $A1.4b with the remainder maturing in 2012

Term funding (drawn and undrawn[2]) maturing beyond 1 year (including equity)


$Ab
7
6
5
4
3
2
1
0
Equity
Loan capital
Debt
Total = $A16.9b
1-2 yrs
<3 yrs
<4 yrs
<5 yrs
5 yrs+

1. This includes Convertible Preference Securities. 2. Undrawn term facilities for the Non-Bank include $A0.7b undrawn on the Senior Credit Facility.

Funding for the Bank Group

30 September 2009

MACQUARIE

	Sep 09 $Ab	Mar 09 $Ab
Funding sources		
Negotiable certificates of deposit	2.7	4.7
Commercial paper	1.8	3.0
Net trade creditors	-	0.2
Structured notes	2.8	3.7
Secured funding	6.6	5.8
Bonds	17.1	16.9
Other loans	-	0.4
Corporate/wholesale deposits	3.1	5.2
Retail deposits	13.9	13.4
Loan capital	1.5	1.9
Equity and hybrids[1]	6.8	6.4
Total funding sources	**56.3**	**61.6**
Funded assets		
Cash and liquid assets	23.7	25.5
Net trading assets	7.7	8.1
Loan assets < 1 year	5.7	5.6
Loan assets > 1 year	18.5	17.9
Assets held for sale	0.1	0.1
Debt investment securities	2.3	0.6
MBL intra-group loan to MGL	1.4	3.8
Non-Banking Group deposit with MBL	(5.5)	(2.5)
Co-investment in Macquarie-managed funds and equity investments	1.8	2.1
Net trade debtors	0.2	-
Property, plant & equipment and intangibles	0.4	0.4
Total funded assets	**56.3**	**61.6**

- Bank balance sheet remains very liquid, well capitalised and with a diversity of funding sources
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 4.1 years
- Macquarie Bank Limited as an authorised deposit-taking institution is eligible for the deposit and wholesale funding guarantees provided by the Australian Government

Term funding (drawn and undrawn[2]) maturing beyond 1 year (including equity)



$Ab
15
10
5
0
Equity
Hybrids
Loan capital
Debt
Total = $A30.1b
1-2yrs
<3yrs
<4yrs
<5yrs
5yrs +

1. Equity includes ordinary capital and Macquarie Income Securities of $A0.4b. Hybrids include the Macquarie Income Preferred Securities of $A0.1b. 2. Undrawn term facilities for the Bank include $A0.1b undrawn warehouse facilities

Explanation of Funded Balance Sheet Reconciling Items

- **Self funded trading assets:** There are a number of entries on the balance sheet that arise from the normal course of trading activity we conduct with our clients. They typically represent both sides of a transaction. The entries off-set each other as both the bought and sold positions are recorded separately. Where these entries are matched, they do not require funding.
- **Derivative re-valuation accounting gross ups:** Macquarie's derivative activities are client driven with client positions hedged by off-setting positions. The derivatives are largely matched and this adjustment reflects that the matched positions do not require funding.
- **Life investment contracts and other segregated assets:** These represent the assets and liabilities that are recognised where we have products such as investment-linked policy contracts. The policy (contract) liability will be matched by assets held to the same amount and hence do not require funding.
- **Broker settlement balances:** At any particular time our broking business will have outstanding trades to settle with other brokers. These amounts (payables) can be offset in terms of funding by amounts that we are owed at the same time by brokers on other trades (receivables).
- **Short term working capital assets:** As with the broker settlement balances above, Macquarie through its day-to-day operations generates working capital assets (e.g. receivables and prepayments) and working capital liabilities (e.g. creditors and accruals) that produce a 'net balance' that requires funding rather than the gross balance.
- **Securitised assets and non-recourse warehouses:** Some lending assets (mortgages and leasing) are commonly sold down into external securitisation entities or transferred to external funding warehouses. As a consequence they are non-recourse to Macquarie and are funded by third parties rather than Macquarie.



C

Appendix

Additional information – Capital

Macquarie Group Limited

Result Announcement for the half year ended 30 September 2009

30 October 2009 – Presentation to Investors and Analysts

Macquarie Group regulatory capital

Surplus calculation

	$Am	
Macquarie Group eligible capital:		
Banking Group Gross Tier 1 capital	6,971	
Non-Bank eligible capital	4,512	
Eligible capital	11,483	(a)
Macquarie Group capital requirement:		
Banking Group contribution		
Risk-weighted assets (excluding intra-group exposures)[1]	42,560	
Internal minimum Tier 1 ratio (Bank)	7%	
Capital required to cover risk-weighted assets	2,979	
Tier 1 deductions	1,925	
Banking Group contribution	4,904	
Non-Banking Group contribution	2,086	
Capital requirement	6,990	(b)
Surplus over Group's minimum regulatory capital requirement	4,493	(a)-(b)

1. In calculating the Bank's contribution to Group capital requirement, RWA associated with exposures to the Non-Bank are eliminated ($A500m as at Sept 09).

Macquarie Group regulatory capital

Banking Group contribution

	Risk weighted assets $Am	Tier 1 Deductions $Am	Capital Requirement[1] $Am
Credit and equity risk			
On balance sheet	24,045		1,683
Off balance sheet	8,824		618
Credit and equity risk subtotal	32,869		2,301
Market risk	1,976		138
Operational risk	6,565		460
Other	1,150	1,925	2,005
Contribution to Group capital calculation	42,560	1,925	4,904
MBL intra-group loan to MGL	500[2]		
Banking Group standalone risk-weighted assets	43,060		

1. The capital requirement is calculated as the capital required for RWA, at the internal minimum Tier 1 ratio of the Banking Group (7%), plus Tier 1 deductions. 2. Intra-group loan eliminated for calculation of Group capital requirement

Macquarie Group regulatory capital

Non-Banking Group framework

- APRA has specified a regulatory capital framework for MGL
- A dollar capital surplus is produced; no capital ratio calculation is specified
- APRA has approved Macquarie's Economic Capital Adequacy Model (ECAM) for use in calculating the regulatory capital requirement of the Non-Banking Group
- Any significant changes to the ECAM must be approved by the MGL Board and notified to APRA within 14 days
- The ECAM is based on similar principles and models as the Basel II regulatory capital framework for Banks, with both calculating capital at a one year 99.9% confidence level:

Risk[1]	Basel II	ECAM
Credit	▪ Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. loss given default)	▪ Capital requirement determined by Basel II formula, but with internal estimates of some parameters
Equity	▪ Simple risk-weight approach or deductions. Tier 1 capital requirement between 24% and 50% of face value[2]	▪ Extension of Basel II credit model to cover equity exposures. Capital requirement between 36% and 82% of face value; average 51%
Market	▪ 3 times 10 day 99% Value at Risk (VaR) plus a specific risk charge	▪ Scenario-based approach. Greater capital requirement than under regulatory regime
Operational	▪ Basel II Advanced Measurement Approach	▪ Basel II Advanced Measurement Approach

1. The ECAM also covers risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures as well as non-traded interest rate risks. 2. Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposures are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement

Macquarie Group regulatory capital

Non-Banking Group contribution

	Assets $Ab	Capital Requirement $Am	Equivalent Risk Weight
Funded assets			
Cash and liquid securities	3.0	27	11%
Loan assets[1]	1.1	80	90%
Assets held for sale	0.0	13	582%
Debt investment securities	0.3	21	78%
Co-investment in Macquarie-managed funds and equity investments	3.8	1,788	583%
Co-investment in Macquarie-managed funds (relating to investments that hedge DPS plan liabilities)	0.2		
Property, plant & equipment and intangibles[2]	1.0	198	254%
Non-Banking Group deposits with MBL	5.5		
Net trading assets	1.6		
Net trade debtors	0.2		
Total funded assets	**16.7**	**2,127**	
Self-funded and non-recourse assets			
Self funded trading assets	2.6		
Broker settlement balances	5.4		
Derivative revaluation accounting gross-ups	0.1		
Working capital assets	3.5		
Total self-funded and non-recourse assets	**11.6**		
TOTAL NON-BANKING GROUP ASSETS	**28.3**		
Off balance sheet exposures, operational, market & other risk and diversification offset[3]		**(41)**	
NON-BANKING GROUP CAPITAL REQUIREMENT		**2,086**	

1. Includes leases. 2. A component of the intangibles relating to the acquisitions of Orion Financial Inc and Tristone Capital Global Inc are supported 100% by exchangeable shares. These exchangeable shares have not been included in eligible regulatory capital. 3. Includes capital associated with net trading assets (e.g. market risk capital) and net trade debtors



D

Appendix

Additional information – Outlook operating groups

Macquarie Group Limited

Result Announcement for the half year ended 30 September 2009

30 October 2009 – Presentation to Investors and Analysts

Outlook operating groups

Macquarie Securities Group

- Currently expect FY10 result to be strongly up on FY09
- Improved market conditions should provide good growth opportunities for the Cash Division
- The outlook for Derivatives / Delta 1 Trading is for product volumes to increase, albeit off a low base, and for trading conditions to continue to improve
- Continue to seek acquisition opportunities

Macquarie Capital

- Subject to market conditions, currently expect FY10 result to be up on FY09
- Solid advisory pipeline with strongest FY10 contributions expected from Australia and Asia
- Deal volumes are robust and expect to close a record number of deals for FY10
- Remain focused on expanding advisory capabilities in North America and Europe through senior hires as well as through platform acquisitions
- Continuation of funds strategy – growing our unlisted funds platform. Recent initiatives to close the valuation gap between listed security prices and underlying net asset values have occurred, and further initiatives are being progressed

MACQUARIE

Outlook operating groups

Macquarie Funds Group

- Currently expect FY10 result to be up on FY09
- Strong relative investment performance across numerous products should enable organic growth as investor sentiment improves
- Acquisition of Delaware Investments expected to be completed in early 2010
- Expect continued investment in business

Fixed Income, Currencies and Commodities

- Currently expect FY10 result to be up on FY09
- Continued significant change in market conditions, observing sizable rally in most markets with improved confidence
- Strong return of competitors across many market segments
- Will continue with focus on growth across key markets in core geographic regions

Corporate and Asset Finance Division

- Currently expect strong 2H10 result; FY10 result to be substantially up on FY09
- Significant growth in lease / loan portfolio under management from FY09
- Opportunities to use strong capital and balance sheet to acquire assets and portfolios
- Growth in loan books albeit reduced due to falling supply of attractive secondary opportunities
- Growing pipeline of primary debt opportunities
- Improving demand in secondary markets for used equipment

Outlook operating groups

Real Estate Banking Division

- Currently expect FY10 result to be improved on FY09
- Finance for commercial real estate investment remains difficult
- Commercial real estate markets are nearing the cyclical trough. Pricing recovery has started in some markets
- Australian residential sector has shown further signs of recovery buoyed by low interest rates and targeted fiscal stimulus
- Phased reduction of the first home buyer grant will shift residential market momentum from first home buyers to repeat buyers and investors over the medium-term

Banking and Financial Services Group

- Excluding FY09 loss on sale of Italian mortgages and profit on sale of Macquarie Investment Lending, currently expect FY10 result to be significantly up on FY09
- Continue focus on client growth in the non-advised sector and seek organic growth of adviser numbers as well as selective acquisition opportunities
- Actively seek funding opportunities to re-enter the mortgages market
- Opportunities to use balance sheet to acquire financial services and adjacent businesses domestically and internationally
- Continue to focus on providing a broad range of cash solutions in the medium term
- Organic growth of adviser numbers
- Reserve Bank of Australia further interest rate rises expected


E
Appendix
Glossary

Macquarie Group Limited

Result Announcement for the half year ended 30 September 2009

30 October 2009 – Presentation to Investors and Analysts

Glossary

$A	Australian Dollar
$C	Canadian Dollar
$US	United States Dollar
£	Great Britain Pound
¥	Japanese Yen
€	Euro
1H	First Half
1H09	Half year ended 30 September 2008
1H10	Half year ended 30 September 2009
2H	Second Half
2H09	Half year ended 31 March 2009
2H10	Half year ended 31 March 2010
ABS	Asset Backed Securities
ADR	American Depository Receipts
APRA	Australian Prudential Regulatory Authority
A-REIT	Australian Real Estate Investment Trusts
ASX	Australian Securities Exchange
AUM	Assets Under Management
BAA	British Airports Authority
BFS	Banking and Financial Services

BRIC	Brazil, India, Russia and China
CAF	Corporate and Asset Finance Division
CAGR	Compound Annual Growth Rate
CBA	Commonwealth Bank of Australia
CDO	Collateralised Debt Obligation
CEO	Chief Executive Officer
CLO	Collateralised Loan Obligation
CMA	Cash Management Account
CMBS	Commercial Mortgage-Backed Securities
CMT	Cash Management Trust
CPPIB	Canadian Pension Plan Investment Board
DPS	Dividend Per Share
DUET/DUE	Diversified Utility and Energy Trusts
EBITDA	Earnings before Interest, Tax, Depreciation and Amortisation
ECAM	Economic Capital Adequacy Model
ECM	Equity Capital Markets
ED	Executive Director
EPS	Earnings Per Share
ETF	Exchange Traded Fund
EUM	Equity Under Management

Glossary

FIG	Financial Institutions Group
FPK	Fox-Pitt Kelton Cochran Caronia Waller
FUA	Funds Under Administration
FUM	Funds Under Management
FX	Foreign Exchange
FY	Full Year
HFS	Held For Sale
HK	Hong Kong
HY	Half Year
IT	Information Technology
JAT	Japan Airport Terminal
JV	Joint Venture
KRW	South Korean Won
KRX	Korea Exchange
LME	London Mercantile Exchange
LNG	Liquefied Natural Gas
LVR	Loan to Value Ratio
M&A	Mergers and Acquisitions
MacCap	Macquarie Capital
MAG	Macquarie Airports Group

MAIP	Macquarie Advanced Investment Partners
MAP/MAp	Macquarie Airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Infrastructure Group
MCO CR-REIT	Macquarie Central Office Corporate Restructure - Real Estate Investment Trust
MCW	Macquarie CountryWide Trust
MDT	Macquarie DDR Trust
MEIF	Macquarie European Infrastructure Fund
MFG	Macquarie Funds Group
MGL	Macquarie Group Limited
MGPA	Macquarie Global Property Advisers
MIC	Macquarie Infrastructure Company
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Group
MIP	Macquarie Infrastructure Partners
MIPS	Macquarie Income Preferred Securities
MMG	Macquarie Media Group

Glossary

MOF	Macquarie Office Trust
MPW	Macquarie Private Wealth
MQBKY	Macquarie Group ADR
MQG	Macquarie Group Limited (ASX listed)
MRIF	Macquarie Renaissance Infrastructure Fund
MSCI	Morgan Stanley Capital International
MSG	Macquarie Securities Group
MSIF	Macquarie-SBI Infrastructure Fund
No.	Number
NPAT	Net Profit After Tax
NYSE	New York Stock Exchange
OTC	Over the Counter
oz	Ounce
P&L	Profit and Loss
pcp	Prior Corresponding Period
PERLS	Perpetual Exchangeable Resettable Listed Securities
PPE	Property, Plant & Equipment
PPP	Public Private Partnership
qtr	Quarter
ROE	Return on Equity

RWA	Risk Weighted Assets
S&P	Standard and Poor's
SBI	State Bank of India
SGM	Special General Meeting
SGX	Singapore Exchange
SICAV	Société D'investissement à Capital Variable
SMES	Small Medium Enterprises
ST	Short Term
TCG	Treasury and Commodities Group
TED Spread	Treasuries over Euro Dollar Spread
TMET	Telecommunications, Media, Entertainment and Technology
TSE	Tokyo Stock Exchange
UK	United Kingdom
US/USA	United States of America
vs	Versus
VWAP	Volume Weighted Average Price
WTI	West Texas Intermediate
YTD	Year To Date
ZAR	South African Rand

Macquarie Group Limited

Result Announcement for the half year ended 30 September 2009

Presentation to Investors and Analysts
30 October 2009

Nicholas Moore, Managing Director and Chief Executive Officer
Greg Ward, Chief Financial Officer


CAROLUS • III
NEW SOUTH WALES
1813
GRATIA • E

MACQUARIE GROUP
INTERIM DIRECTORS' REPORT AND FINANCIAL REPORT
HALF-YEAR ENDED 30 SEPTEMBER 2009

MACQUARIE

MACQUARIE GROUP LIMITED ACN 122 169 279

Cover image: A stylised contemporary version of the Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for Macquarie Group.

This interim financial report has been prepared in accordance with Australian Accounting Standards and does not include all the notes of the type normally included in an annual financial report.

This interim financial report should be read in conjunction with the annual report of Macquarie Group Limited for 31 March 2009, which was also prepared in accordance with Australian Accounting Standards. In addition, reference should be made to any public announcements made by Macquarie Group Limited during the interim reporting period and in accordance with continuous disclosure requirements of the *Corporations Act 2001*.

SEC Mail Processing Section

NOV - 6 2009

Washington, DC 110

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

Financial report
for the half-year ended 30 September 2009
Contents

Financial report
for the half-year ended 30 September 2009

This page has been left blank intentionally

Directors' Report
for the half-year ended 30 September 2009

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Group Limited (MGL or "the Company"), the Directors submit herewith the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended 30 September 2009 and the consolidated statement of financial position as at 30 September 2009, of the Company and its subsidiaries (together "the consolidated entity") for the half-year ended on that date ("the period") and report as follows:

Directors

At the date of this report, the Directors of Macquarie are:

Non-Executive Director:

D.S. Clarke, AO, Chairman[1]

Executive Director:

N.W. Moore, Managing Director and Chief Executive Officer

Independent Directors:[2]

P.M. Kirby
C.B. Livingstone, AO
H.K. McCann, AM[1]
J.R. Niland, AC
H.M. Nugent, AO
P. H. Warne

(1) On 31 August 2009 Mr D.S. Clarke, AO, resumed full duties as Chairman following a leave of absence which commenced on 28 November 2008 and acting Chairman Mr H.K. McCann, AM resumed his role as Lead Independent Director.

(2) In accordance with the consolidated entity's definition of independence (as set out in the Corporate Governance Statement contained in the 2009 Annual Report).

The Directors each held office as a Director of the Company throughout the period and until the date of this report.

Those Directors listed as Independent Directors have been independent throughout the period.

Mr L.G. Cox, AO was an Executive Director from the beginning of the financial period until his retirement on 29 July 2009.

Result

The financial report for the half-year ended 30 September 2009, and the results herein, are prepared in accordance with Australian Accounting Standards.
The consolidated profit attributable to ordinary equity holders of the Company, in accordance with Australian Accounting Standards, for the period was $479 million (31 March 2009: $267 million; 30 September 2008: $604 million).

Review of Operations

Consolidated net profit after income tax attributable to ordinary equity holders for the half-year ended 30 September 2009 was $479 million, a 21 percent decrease from $604 million in the prior corresponding period and a 79 percent increase from $267 million in the prior period. The result includes significant write-downs, impairment provisions, and equity accounted losses, negative fair value adjustments on fixed rate issued debt, and large gains from the financing of a further acquisition of Macquarie Income Preferred Securities and the internalisation of the management of Macquarie Airports.

The result contributes to a decrease in earnings per share from $2.17 per share in the prior corresponding period to $1.50 for the half-year to 30 September 2009. The interim dividend declared is $0.86 per share, unfranked, resulting in a dividend payout ratio of 60 percent.

In May 2009 Macquarie undertook a $540 million capital raising via an institutional private placement, and in June 2009 completed a $669 million share purchase plan. As a result of these capital initiatives and combined with a decrease in profit attributable to ordinary equity holders, return on equity for the six months to 30 September 2009 was 9.6 percent, down from 13.9 percent for the prior corresponding period.

Total operating income for the half-year was $3,105 million, a 5 percent increase on the prior corresponding period's operating income of $2,970 million. The main drivers of this change were stronger performances from Fixed Income, Currencies and Commodities and the Cash Equities business in Macquarie Securities, combined with an overall reduction in the level of impairments, write-downs and equity accounted losses.

Directors' Report
for the half-year ended 30 September 2009 continued

Total operating expenses for the half-year were $2,573 million, an increase of 15 percent from $2,243 million in the prior corresponding period largely driven by increased employment costs, which also resulted in an increase to the compensation ratio from 40.1 percent in the prior corresponding period to 45.2 percent for the six months to 30 September 2009. The effective tax rate for the half-year ended 30 September 2009 was 7.0%, up from 1.7% for the year ended 31 March 2009.

Events Occurring After Balance Sheet Date

There were no material events subsequent to 30 September 2009 that have not been reflected in the financial statements.

Interim Dividend

The Directors have resolved to pay an interim dividend for the half-year ended 30 September 2009 of $0.86 per the number of fully paid ordinary MGL shares on issue at 13 November 2009. The dividend will be unfranked.

Auditor's Independence Declaration

A copy of the auditor's independence declaration, as required under section 307C of the *Corporations Act 2001*, is set out on page 3.

Rounding of Amounts

In accordance with Australian Securities and Investments Commission Class Order 98/100 (as amended), amounts in the Directors' report and the half-year financial report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Directors.

David S Clarke, AO
Non-Executive Director and
Chairman

Nicholas Moore
Managing Director and
Chief Executive Officer

Sydney
29 October 2009

Auditor's independence declaration
for the half-year ended 30 September 2009

PRICEWATERHOUSECOOPERS

As lead auditor for the review of Macquarie Group Limited for the half-year ended 30 September 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Macquarie Group Limited and the entities it controlled during the period.

DH Armstrong
Partner
PricewaterhouseCoopers

Sydney
29 October 2009

Consolidated income statement
for the half-year ended 30 September 2009

	Notes	**Half-year to 30 Sep 2009 $m**	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Interest and similar income		**2,155**	2,826	3,594
Interest expense and similar charges		**(1,730)**	(2,408)	(3,074)
Net interest income	2	**425**	418	520
Fee and commission income	2	**1,882**	1,890	2,155
Net trading income	2	**633**	435	722
Share of net (losses)/profits of associates and joint ventures accounted for using the equity method	2	**(197)**	(44)	118
Other operating income and charges	2	**362**	(143)	(545)
Net operating income		**3,105**	2,556	2,970
Employment expenses	2	**(1,509)**	(1,094)	(1,265)
Brokerage and commission expenses	2	**(329)**	(374)	(311)
Occupancy expenses	2	**(251)**	(241)	(152)
Non-salary technology expenses	2	**(125)**	(152)	(111)
Other operating expenses	2	**(359)**	(433)	(404)
Total operating expenses		**(2,573)**	(2,294)	(2,243)
Operating profit before income tax		**532**	262	727
Income tax (expense)/benefit	4	**(36)**	64	(79)
Profit from ordinary activities after income tax		**496**	326	648
Distributions paid or provided on:				
Macquarie Income Preferred Securities		**(6)**	(22)	(23)
Macquarie Income Securities		**(10)**	(14)	(19)
Other minority interests		**(1)**	(23)	(2)
Profit attributable to minority interests		**(17)**	(59)	(44)
Profit attributable to ordinary equity holders of Macquarie Group Limited		**479**	267	604
		Cents per share	Cents per share	Cents per share
Basic earnings per share	6	**150.2**	94.1	216.6
Diluted earnings per share	6	**149.6**	94.1	215.2

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income
for the half-year ended 30 September 2009

	Notes	**Half-year to 30 Sep 2009 $m**	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Profit from ordinary activities after income tax for the period		**496**	326	648
Other comprehensive income/(expense):				
Available for sale investments, net of tax	17	**181**	(65)	(161)
Cash flow hedges, net of tax	17	**137**	(179)	(72)
Share of other comprehensive (expense)/income of associates and joint ventures	17	**(2)**	(68)	10
Exchange differences on translation of foreign operations		**(42)**	(9)	30
Total other comprehensive income/(expense) for the period		**274**	(321)	(193)
Total comprehensive income for the period		**770**	5	455
Total comprehensive income for the period is attributable to:				
Ordinary equity holders of Macquarie Group Limited		**769**	(62)	383
Macquarie Income Preferred Securities holders		**6**	22	51
Macquarie Income Securities holders		**10**	14	19
Other minority interests		**(15)**	31	2
Total comprehensive income for the period		**770**	5	455

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated statement of financial position
as at 30 September 2009

	Notes	**As at 30 Sep 2009 $m**	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Assets				
Cash and balances with central banks		**3**	141	225
Due from banks		**8,936**	12,271	13,441
Cash collateral on securities borrowed and reverse repurchase agreements		**4,493**	5,096	14,690
Trading portfolio assets	7	**14,502**	9,260	17,059
Loan assets held at amortised cost	8	**42,504**	44,751	51,783
Other financial assets at fair value through profit or loss		**5,249**	7,910	3,974
Derivative financial instruments – positive values		**21,441**	27,428	22,508
Other assets		**13,791**	10,640	11,413
Investment securities available for sale	10	**23,152**	18,123	18,025
Intangible assets		**715**	759	566
Life investment contracts and other unit holder investment assets		**5,066**	4,314	5,645
Interests in associates and joint ventures accounted for using the equity method	11	**4,931**	6,123	5,921
Property, plant and equipment		**647**	605	433
Deferred income tax assets		**1,401**	1,186	825
Non-current assets and assets of disposal groups classified as held for sale	12	**100**	537	927
Total assets		**146,931**	149,144	167,435
Liabilities				
Due to banks		**10,284**	11,858	11,349
Cash collateral on securities lent and repurchase agreements		**5,328**	3,953	14,664
Trading portfolio liabilities	13	**7,368**	2,161	11,079
Derivative financial instruments – negative values		**21,552**	27,371	24,430
Deposits		**20,692**	21,868	16,955
Debt issued at amortised cost	14	**44,896**	48,270	52,485
Other financial liabilities at fair value through profit or loss	15	**5,037**	6,203	6,263
Other liabilities		**12,871**	10,342	11,081
Current tax liabilities		**103**	187	159
Life investment contracts and other unit holder liabilities		**5,062**	4,312	5,634
Provisions		**184**	189	211
Deferred income tax liabilities		**210**	4	40
Liabilities of disposal groups classified as held for sale	12	**-**	328	153
Total liabilities excluding loan capital		**133,587**	137,046	154,503
Loan capital				
Macquarie Convertible Preference Securities		**591**	591	591
Subordinated debt at amortised cost		**1,011**	1,496	1,413
Subordinated debt at fair value through profit or loss		**522**	451	647
Total loan capital		**2,124**	2,538	2,651
Total liabilities		**135,711**	139,584	157,154
Net assets		**11,220**	9,560	10,281

	Notes	**As at 30 Sep 2009 $m**	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Equity				
Contributed equity				
Ordinary share capital	16	**6,267**	4,906	4,832
Treasury shares	16	**(2)**	(2)	(2)
Exchangeable shares	16	**159**	116	122
Reserves	17	**276**	17	283
Retained earnings	17	**3,984**	3,627	3,770
Total capital and reserves attributable to ordinary equity holders of Macquarie Group Limited		**10,684**	8,664	9,005
Minority interests				
Macquarie Income Preferred Securities	17	**74**	398	780
Macquarie Income Securities	17	**391**	391	391
Other minority interests	17	**71**	107	105
Total equity		**11,220**	9,560	10,281

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
for the half-year ended 30 September 2009

	Notes	**Half-year to 30 Sep 2009 $m**	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Total equity at the beginning of the period		**9,560**	10,281	10,061
Total comprehensive income for the period		**770**	5	455
Transactions with equity holders in their capacity as equity holders:				
Contributions of equity, net of transaction costs		**1,344**	73	282
Dividends paid	5	**(122)**	(410)	(552)
Minority interests:				
(Decrease)/increase in equity		**(20)**	(6)	16
Financing of Macquarie Income Preferred Securities		**(396)**	(382)	-
Distributions paid or provided		**(17)**	(59)	(44)
Other equity movements:				
Net movement on exchangeable shares	16	**43**	(6)	(11)
Share based payments	17	**58**	64	64
Net sale of treasury shares		**-**	-	10
Total equity at the end of the period		**11,220**	9,560	10,281

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows
for the half-year ended 30 September 2009

	Notes	**Half-year to 30 Sep 2009 $m**	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Cash flows from operating activities				
Interest received		**2,028**	2,973	3,104
Interest and other costs of finance paid		**(1,842)**	(2,564)	(2,926)
Dividends and distributions received		**283**	307	261
Fees and other non-interest income received		**2,189**	2,266	2,438
Fees and commissions paid		**(339)**	(474)	(268)
Net receipts from/(payments) for trading portfolio assets and other financial assets/liabilities		**2,646**	(4,438)	8,941
Payments to suppliers		**(462)**	(894)	(1,195)
Employment expenses paid		**(1,703)**	(1,334)	(2,821)
Income tax paid		**(157)**	(162)	(171)
Life investment contract (expenses)/income		**(77)**	42	223
Life investment contract premiums received and other unit holder contributions		**1,149**	1,300	2,445
Life investment contract payments		**(1,315)**	(2,276)	(1,925)
Non-current assets and assets of disposal groups classified as held for sale – net receipts from operations		**-**	263	2
Net loan assets repaid		**3,025**	3,103	450
Recovery of loans previously written-off		**11**	7	3
Net (decrease)/increase in amounts due to other financial institutions, deposits and other borrowings		**(6,854)**	1,123	(2,678)
Net cash flows (used in)/from operating activities	18	**(1,418)**	(758)	5,883
Cash flows from investing activities				
Net (payments for)/receipts from financial assets available for sale and at fair value through profit or loss		**(6,274)**	(4,143)	317
Payments for interests in associates		**(398)**	(380)	(1,031)
Proceeds from the disposal of associates		**119**	172	272
Payments for the acquisition of assets and disposal groups classified as held for sale, net of cash acquired		**-**	(94)	(9)
Proceeds from the disposal of non-current assets and disposal groups classified as held for sale, net of cash disposed		**9**	563	182
Net cash (payments for)/inflow from the acquisition of subsidiaries and businesses, excluding disposal groups, net of cash acquired		**(13)**	79	(14)
Proceeds from the disposal of subsidiaries and businesses, excluding disposal groups, net of cash deconsolidated		**342**	3,354	-
Payments for life investment contracts and other unit holder investment assets		**(3,724)**	(2,201)	(4,749)
Proceeds from the disposal of life investment contracts and other unit holder investment assets		**3,978**	3,186	4,022
Payments for property, plant and equipment		**(170)**	(173)	(126)
Proceeds from the disposal of property, plant and equipment		**1**	-	33
Net cash flows (used in)/from investing activities		**(6,130)**	363	(1,103)

Consolidated statement of cash flows
for the half-year ended 30 September 2009 continued

	Notes	**Half-year to 30 Sep 2009 $m**	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Cash flows from financing activities				
Proceeds from the issue of ordinary shares		**1,307**	2	114
(Payments to)/proceeds from other minority interests		**(234)**	(362)	14
Repayment of subordinated debt		**(452)**	(10)	(225)
Issue of Macquarie Convertible Preference Securities		**-**	-	600
Payment of issue costs on Macquarie Convertible Preference Securities		**-**	-	(9)
Dividends and distributions paid		**(123)**	(393)	(436)
Net cash flows from/(used in) financing activities		**498**	(763)	58
Net (decrease)/increase in cash and cash equivalents		**(7,050)**	(1,158)	4,838
Cash and cash equivalents at the beginning of the period		**24,495**	25,653	20,815
Cash and cash equivalents at the end of the period	18	**17,445**	24,495	25,653

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Note 1

Basis of preparation

This general purpose financial report for the half-year reporting period ended 30 September 2009 has been prepared in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting*.

This half-year financial report comprises the consolidated financial report of Macquarie Group Limited and the entities it controlled at the end of, or during, the period (together, "the consolidated entity").

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual financial report for the year ended 31 March 2009 and any public announcements made by MGL during the half-year reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The consolidated entity is of a kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as amended), relating to the rounding off of amounts in the financial report for a financial year or half-year. Amounts in the Directors' report and the half-year financial report have been rounded in accordance with that Class Order to the nearest million dollars unless otherwise indicated.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the annual financial report of MGL for the year ended 31 March 2009. Certain comparatives have been restated for consistency in presentation at 30 September 2009.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Note 2			
Profit for the period			
Net interest income			
Interest and similar income received/receivable	**2,155**	2,826	3,594
Interest expense and similar charges paid/payable	**(1,730)**	(2,408)	(3,074)
Net interest income	**425**	418	520
Fee and commission income			
Base fees	**442**	467	454
Performance fees	**52**	15	219
Mergers and acquisitions, advisory and underwriting fees	**596**	615	614
Brokerage & commissions	**546**	444	593
Other fee and commission income	**233**	311	258
Income from life investment contracts and other unit holder investment assets	**13**	38	17
Total fee and commission income	**1,882**	1,890	2,155
Net trading income[1]			
Equities	**407**	(219)	363
Commodities	**353**	405	178
Foreign exchange products	**108**	(2)	134
Interest rate products	**(235)**	251	47
Net trading income	**633**	435	722
Share of net (losses)/profits of associates and joint ventures accounted for using the equity method	**(197)**	(44)	118

(1) Included in net trading income are fair value gains of $66 million (half-year to 31 March 2009: $39 million; half-year to 30 September 2008: $25 million) relating to financial assets and financial liabilities designated as held at fair value through profit or loss. This includes $320 million loss (half-year to 31 March 2009: $256 million gain; half-year to 30 September 2008: $18 million gain) as a result of changes in own credit spread on issued debt and subordinated debt carried at fair value. Fair value changes relating to derivatives are also reported in net trading income which partially offsets the fair value changes relating to the financial assets and financial liabilities designated at fair value. This also includes fair value changes on derivatives used to hedge the consolidated entity's economic interest rate risk where hedge accounting requirements are not met.

Note 2

Profit for the period continued

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Other operating income and charges			
Net gains on sale of investment securities available for sale	**35**	18	125
Impairment charge on investment securities available for sale	**(69)**	(168)	(138)
Net gains on sale of associates (including associates held for sale) and joint ventures	**49**	18	63
Impairment charge on investments in associates (including associates held for sale) and joint ventures	**(359)**	(168)	(546)
Net income from disposal groups held for sale	**-**	71	20
Impairment charge on disposal groups held for sale[1]	**-**	5	(197)
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**260**	263	60
Impairment charge on non-financial assets	**(43)**	(75)	-
Sale of management rights[2]	**345**	-	-
Gain on repurchase of subordinated debt	**55**	-	-
Net operating lease income[3]	**76**	109	74
Dividends/distributions received/receivable			
Investment securities available for sale	**21**	12	37
Write back of/(provision for) collective allowance for credit losses during the period (note 8)	**3**	(95)	5
Specific provisions:			
Loan assets provided for during the period (note 8)	**(105)**	(209)	(135)
Other receivables provided for during the period	**(16)**	(19)	(21)
Recovery of loans previously provided for (note 8)	**8**	13	4
Recovery of other receivables previously provided for	**5**	-	-
Loan losses written-off	**(37)**	(37)	(17)
Recovery of loans previously written-off	**11**	7	3
Other income	**123**	112	118
Total other operating income and charges	**362**	(143)	(545)
Net operating income	**3,105**	2,556	2,970

(1) Impairment charge arising from the reclassification of the Italian mortgages business as a disposal group held for sale, therefore measured at the lesser of cost and fair value less disposal costs. Including the impairment, the business incurred an operating loss of $238 million for the half-year to 30 September 2008.

(2) Sale of management rights to Macquarie Airports as part of the internalisation of the management of Macquarie Airports.

(3) Includes rental income of $175 million (half-year to 31 March 2009: $258 million; half-year to 30 September 2008: $208 million) less depreciation of $99 million (half-year to 31 March 2009: $149 million; half-year to 30 September 2008: $134 million) in relation to operating leases where the consolidated entity is the lessor.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

Note 2
Profit for the period continued

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Employment expenses			
Salary and salary related costs including commissions, superannuation and performance-related profit share	**(1,333)**	(999)	(1,099)
Share based payments	**(58)**	(64)	(64)
Provision for annual leave	**(10)**	1	(20)
Provision for long service leave	**(1)**	5	(7)
Total compensation expenses	**(1,402)**	(1,057)	(1,190)
Other employment expenses including on-costs, staff procurement and staff training	**(107)**	(37)	(75)
Total employment expenses	**(1,509)**	(1,094)	(1,265)
Brokerage and commission expenses			
Brokerage expenses	**(281)**	(227)	(239)
Other fee and commission expenses	**(48)**	(147)	(72)
Total brokerage and commission expenses	**(329)**	(374)	(311)
Occupancy expenses			
Operating lease rentals	**(153)**	(133)	(91)
Depreciation: furniture, fittings and leasehold improvements	**(57)**	(61)	(34)
Other occupancy expenses	**(41)**	(47)	(27)
Total occupancy expenses	**(251)**	(241)	(152)
Non-salary technology expenses			
Information services	**(60)**	(69)	(52)
Depreciation: computer equipment	**(26)**	(40)	(20)
Other non-salary technology expenses	**(39)**	(43)	(39)
Total non-salary technology expenses	**(125)**	(152)	(111)
Other operating expenses			
Professional fees	**(116)**	(178)	(123)
Auditor's remuneration	**(12)**	(13)	(11)
Travel and entertainment expenses	**(68)**	(102)	(102)
Advertising and promotional expenses	**(18)**	(24)	(21)
Communication expenses	**(20)**	(21)	(22)
Depreciation: communication equipment	**(4)**	-	(4)
Other expenses	**(121)**	(95)	(121)
Total other operating expenses	**(359)**	(433)	(404)
Total operating expenses	**(2,573)**	(2,294)	(2,243)

Note 3

Segment reporting

(i) Operating segments

For internal reporting and risk management purposes, the consolidated entity is divided into five operating groups, two operating divisions and a corporate group. These segments have been set up based on the differences in core products and services offered.

Macquarie Securities Group includes equity-linked investments, trading products, risk management services, equity finance, arbitrage trading and synthetic products as well as a full service institutional cash equities broker in the Asia-Pacific region and specialised in the rest of the world. It provides an Equity Capital Markets service through a joint venture with Macquarie Capital Advisers.

Macquarie Capital includes Macquarie Group's corporate advisory, equity underwriting and specialised funds management businesses (including infrastructure and real estate funds). The Group provides a depth of services including specialist capabilities in: mergers and acquisitions, takeovers and corporate restructuring advice; equity capital markets; equity and debt capital management raising; specialised funds management; debt structuring and distribution; private equity placements; and principal products.

Macquarie Funds Group is a full service fund manager offering a diverse range of products including managed funds across a wide range of asset classes, funds-based structured products, hedge funds, funds of funds and responsible entity and back-office services.

Fixed Income, Currencies and Commodities (formerly Treasury and Commodities Group) conducts trading, financing and related activities in a broad range of financial and commodity markets globally with a focus on client service provision and risk management services. Underlying services encompass foreign exchange, debt, US credit and futures, as well as dealing in agriculture, environmental, freight, energy and metals markets and offering specialist services for emerging markets.

Corporate and Asset Finance provides innovative and traditional capital, finance and related services to its clients through tailored debt and finance solutions. It offers corporate debt finance, specialised equipment leasing, asset lifecycle services and equipment trading and remarketing services in Australia and selected international markets.

Real Estate Banking Division encompasses listed and unlisted real estate funds management, asset management, real estate investment, advisory, development management and real estate project and development financing.

Banking and Financial Services Group is the primary relationship manager for Macquarie's retail client base. The Group brings together Macquarie's retail banking and financial services businesses, providing a diverse range of wealth management products and services to financial advisers, stockbrokers, mortgage brokers, professional service industries and the end consumer.

Corporate includes the Group Treasury division, head office and central support functions. Corporate includes unallocated head office costs, employment related costs, earnings on capital, non-trading derivative volatility, income tax expense and expenses attributable to minority interests. Corporate is not considered an operating group.

Any transfers between segments are determined on an arm's length basis and eliminate on consolidation.

Segment information has been prepared in conformity with the consolidated entity's segment accounting policy. In accordance with AASB 8 *Operating Segments*, comparative information has been restated to reflect current reportable operating segments.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

Note 3
Segment reporting continued

(i) **Operating segments** continued

The following is an analysis of the consolidated entity's revenue and results by reportable operating segment for the period:

	Macquarie Securities Group $m	Macquarie Capital $m	Macquarie Funds Group $m	Fixed Income, Currencies & Commodities $m
Revenues from external customers	**803**	**1,605**	**711**	**937**
Inter-segmental (expense)/revenue[1]	**74**	**(185)**	**(6)**	**(51)**
Interest revenue	**122**	**41**	**83**	**325**
Interest expense	**(96)**	**(30)**	**(20)**	**(194)**
Depreciation and amortisation	**(7)**	**(35)**	**(3)**	**(33)**
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	**1**	**(184)**	**7**	**3**
Net operating expense from non-current assets and disposal groups held for sale	**-**	**-**	**-**	**-**
Reportable segment profit/(loss)	**319**	**331**	**38**	**368**
Reportable segment assets	**23,899**	**7,819**	**7,719**	**38,741**
Reportable segment liabilities	**(19,289)**	**(1,687)**	**(6,879)**	**(30,518)**

	Macquarie Securities Group $m	Macquarie Capital $m	Macquarie Funds Group $m	Fixed Income, Currencies & Commodities $m
Revenues from external customers	413	1,094	431	981
Inter-segmental (expense)/revenue[1]	182	(208)	(26)	(73)
Interest revenue	183	62	112	344
Interest expense	(203)	(35)	(10)	(160)
Depreciation and amortisation	(9)	(35)	(2)	(5)
Share of net (losses)/profits of associates and joint ventures accounted for using the equity method	-	(46)	(17)	61
Net operating expense from non-current assets and disposal groups held for sale	-	73	-	(2)
Reportable segment profit/(loss)	(168)	(48)	10	224
Reportable segment assets	18,145	9,104	8,832	45,994
Reportable segment liabilities	(14,919)	(1,781)	(7,314)	(34,324)

	Macquarie Securities Group $m	Macquarie Capital $m	Macquarie Funds Group $m	Fixed Income, Currencies & Commodities $m
Revenues from external customers	1,198	1,435	295	921
Inter-segmental (expense)/revenue[1]	(75)	(114)	(10)	(38)
Interest revenue	362	80	100	438
Interest expense	(173)	(18)	(32)	(379)
Depreciation and amortisation	(6)	(20)	(1)	(4)
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	3	56	5	8
Net operating expense from non-current assets and disposal groups held for sale	-	21	-	(1)
Reportable segment profit/(loss)	443	305	35	285
Reportable segment assets	35,546	8,677	10,848	37,480
Reportable segment liabilities	(29,683)	(1,476)	(8,531)	(31,528)

(1) Internal reporting systems do not enable the separation of inter-segmental revenues and expenses. The net position is disclosed above. The key inter-segmental item is internal interest and funding costs charged to businesses for funding of their business net assets.

Corporate and Asset Finance $m	Real Estate Banking Division $m	Banking and Financial Services Group $m	Corporate $m	Total $m
			Half-year to 30 September 2009	
462	**126**	**1,101**	**408**	**6,153**
(123)	**(56)**	**18**	**329**	**-**
412	**43**	**753**	**376**	**2,155**
(89)	**(3)**	**(499)**	**(799)**	**(1,730)**
(60)	**(1)**	**(11)**	**(45)**	**(195)**
1	**(21)**	**-**	**(4)**	**(197)**
-	**-**	**-**	**-**	**-**
127	**(56)**	**137**	**(785)**	**479**
12,221	**2,522**	**29,571**	**24,439**	**146,931**
(4,771)	**(134)**	**(30,982)**	**(41,451)**	**(135,711)**
			Half-year to 31 March 2009	
361	184	1,449	987	5,900
(85)	(96)	(137)	443	-
350	106	1,089	580	2,826
(120)	(2)	(742)	(1,136)	(2,408)
(138)	(1)	(14)	(42)	(246)
(1)	(40)	(4)	3	(44)
-	-	-	-	71
12	(221)	75	383	267
9,078	3,061	32,080	22,850	149,144
(4,944)	(190)	(29,257)	(46,855)	(139,584)
			Half-year to 30 September 2008	
372	115	1,994	688	7,018
(109)	(115)	(281)	742	-
302	67	1,604	641	3,594
(132)	(4)	(1,160)	(1,176)	(3,074)
(127)	(1)	(2)	(34)	(195)
-	45	(3)	4	118
-	-	-	-	20
54	(141)	(174)	(203)	604
8,223	3,621	38,890	24,150	167,435
(4,520)	(199)	(33,188)	(48,029)	(157,154)

Notes to the consolidated financial statements
for the half-year ended 30 September 2009
continued

Note 3
Segment reporting continued

(ii) Products and services

For the purposes of preparing a segment report based on products and services, the activities of the consolidated entity have been divided into four areas:

- **Asset and Wealth Management:** distribution and manufacture of funds management products;
- **Financial Markets:** trading in fixed income, equities, currencies, commodities and derivative products;
- **Capital Markets:** corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and
- **Lending:** banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management $m	Financial Markets $m	Capital Markets $m	Lending $m	Total $m
					Half-year to 30 September 2009
Revenues from external customers	**1,862**	**1,735**	**1,222**	**1,334**	**6,153**
					Half-year to 31 March 2009
Revenues from external customers	1,670	1,860	823	1,547	5,900
					Half-year to 30 September 2008
Revenues from external customers	1,099	2,439	1,165	2,315	7,018

(iii) Geographical areas

Geographical segments have been determined based upon where the transactions have been recorded. The operations of the consolidated entity are headquartered in Australia.

	Revenues from external customers $m	Non-current assets[1] $m
		Half-year to 30 September 2009
Australia	**3,501**	**300**
Asia Pacific	**769**	**92**
Europe, Middle East and Africa	**1,086**	**191**
Americas	**797**	**779**
Total	**6,153**	**1,362**
		Half-year to 31 March 2009
Australia	2,492	240
Asia Pacific	710	108
Europe, Middle East and Africa	1,625	93
Americas	1,073	923
Total	5,900	1,364

Note 3

Segment reporting continued

(iii) Geographical areas continued

	Revenues from external customers $m	Non-current assets[1] $m
	Half-year to 30 September 2008	
Australia	4,638	224
Asia Pacific	554	87
Europe, Middle East and Africa	887	66
Americas	939	622
Total	7,018	999

(1) Non-current assets consist of intangible assets and property, plant and equipment.

(iv) Major customers

Macquarie Group Limited does not rely on any major customer.

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Note 4			
Income tax (expense)/benefit			
(i) Numerical reconciliation of income tax (expense)/benefit to prima facie tax payable			
Prima facie income tax expense on operating profit[1]	**(160)**	(79)	(218)
Tax effect of amounts which are (non-deductible)/non-assessable in calculating taxable income:			
Rate differential on offshore income	**121**	124	118
Distribution provided on Macquarie Income Preferred Securities and related distributions	**2**	6	7
Non-deductible share based payments expense	**(19)**	(19)	(19)
Other items	**20**	32	33
Total income tax (expense)/benefit	**(36)**	64	(79)
(ii) Tax (expense)/benefit relating to items of other comprehensive income			
Available for sale investments	**(34)**	28	24
Cash flow hedges	**(55)**	80	28
Share of other comprehensive income of associates and joint ventures	**4**	13	12
Total tax (expense)/benefit relating to items of other comprehensive income	**(85)**	121	64

(1) Prima facie income tax on operating profit is calculated at the rate of 30 percent (half-year to 31 March 2009: 30 percent; half-year to 30 September 2008: 30 percent). The Australian tax consolidated group has a tax year ending on 30 September.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m

Note 5
Dividends paid and distributions paid or provided

(i) Dividends paid

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Ordinary share capital			
Interim dividend paid (half-year to 31 March 2009: $1.45 per share[1])	-	410	-
Final dividend paid ($0.40[1] per share; half-year to 30 September 2008: $2.00 per share)	**122**	-	552
Total dividends paid (note 17)	**122**	410	552

[1] Dividend paid by the consolidated entity includes $1 million (half-year to 31 March 2009: $2 million; half-year to 30 September 2008: $3 million) of dividends paid to holders of the exchangeable shares as described in Note 16 - Contributed equity.

The final dividend was 60 percent franked at the 30 percent corporate tax rate (half-year to 30 September 2008: 100 percent franked at the 30 percent corporate tax rate). The interim dividend paid during the half-year to 31 March 2009 was 80 percent franked at the 30 percent corporate tax rate. The dividends paid to the holders of exchangeable shares were not franked.

The Company's Dividend Reinvestment Plan (DRP) remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5 percent discount to the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in Note 16.

(ii) Dividends not recognised at the end of the period

Since the end of the period, the Directors have resolved to pay an interim dividend for the half-year ended 30 September 2009 of $0.86 per the number of fully paid ordinary Macquarie Group Limited shares on issue on 13 November 2009. The dividend will be 100 percent unfranked and is expected to be paid on 16 December 2009.

		Dividend per ordinary share	
Cash dividends per ordinary share (distribution of current year profits)	**$0.86**	$0.40	$1.45

(iii) Distributions paid or provided

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Macquarie Income Preferred Securities			
Distributions paid (net of distributions previously provided)	**4**	10	1
Distributions provided	**2**	12	22
Total distributions paid or provided	**6**	22	23

The Macquarie Income Preferred Securities (MIPS) represent the minority interests of a subsidiary. Accordingly, the distributions paid/provided in respect of the MIPS are recorded as movements in minority interests, as disclosed in Note 17 - Reserves, retained earnings and minority interests. Macquarie Bank Limited (MBL), a subsidiary, can redirect the payments of distributions under the convertible debentures to be paid to itself. For each debenture 500 MBL preference shares may be substituted at MBL's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity. Refer to Note 17 - Reserves, retained earnings and minority interests for further details on these instruments.

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Macquarie Income Securities			
Distributions paid (net of distributions previously provided)	**6**	9	11
Distributions provided	**4**	5	8
Total distributions paid or provided	**10**	14	19

The Macquarie Income Securities (MIS) represent the minority interests of a subsidiary. Accordingly, the distributions paid/provided in respect of the MIS are recorded as movements in minority interests, as disclosed in Note 17 – Reserves, retained earnings and minority interests. No dividends are payable under the preference shares until MBL exercises its option to receive future payments of interest and principal under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to MBL Directors' discretion. Refer to Note 17 - Reserves, retained earnings and minority interests for further details on these instruments.

	Half-year to 30 Sep 2009	Half-year to 31 Mar 2009	Half-year to 30 Sep 2008

Note 6

Earnings per share

			Cents per share
Basic earnings per share	**150.2**	94.1	216.6
Diluted earnings per share	**149.6**	94.1	215.2

Reconciliation of earnings used in the calculation of basic and diluted earnings per share	**$m**	$m	$m
Profit from ordinary activities after income tax	**496**	326	648
Profit attributable to minority interests:			
Macquarie Income Preferred Securities	**(6)**	(22)	(23)
Macquarie Income Securities	**(10)**	(14)	(19)
Other minority interests	**(1)**	(23)	(2)
Total earnings used in the calculation of basic earnings per share	**479**	267	604
Add back adjusted interest expense on Macquarie Convertible Preference Securities	**16**	-	-
Total earnings used in the calculation of diluted earnings per share	**495**	267	604

			Number of shares
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**318,880,002**	283,844,139	278,902,477
Weighted average number of ordinary shares used in the calculation of diluted earnings per share			
Weighted average fully paid ordinary shares	**318,880,002**	283,844,139	278,902,477
Potential ordinary shares:			
Weighted average options	**594,180**	1,127	1,803,243
Weighted average retention securities and options	**30,942**	-	-
Macquarie Convertible Preference Securities	**11,396,270**	-	-
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**330,901,394**	283,845,266	280,705,720

Options

Options granted to employees under the Macquarie Group Employee Share Option Plan (MGESOP) are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent to which they are dilutive. The issue price, which is equivalent to the fair value of the options granted, and exercise price used in this assessment incorporate both the amounts recognised as an expense up to the balance sheet date as well as the fair value of options yet to be recognised as an expense in the future.

Included in the balance of weighted average options are 159,333 (31 March 2009: 379,687; 30 September 2008: 731,436) options that were converted, lapsed or cancelled during the period. There are a further 45,123,915 (31 March 2009: 48,576,394; 30 September 2008: 51,948,491) options that have not been included in the balance of weighted average options on the basis that their adjusted exercise price was greater than the average market price of the Company's fully paid ordinary shares for the half-year ended 30 September 2009 and consequently, they are not considered to be dilutive.

Exchangeable Shares

The exchangeable shares on issue (refer to Note 16 – Contributed equity) are considered to be ordinary shares and have been included in the determination of basic and diluted earnings per share from their date of issue.

Retention Securities and Options

Retention securities and options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share from their date of issue. The fair value of these securities and options are amortised over the vesting period.

Macquarie Convertible Preference Securities

Macquarie Convertible Preference Securities issued on 8 July 2008 have the potential to be ordinary shares and have been included in the determination of diluted earnings per share from their date of issue to the extent to which they are dilutive.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Note 7			
Trading portfolio assets			
Trading securities			
Equities			
Listed	**8,551**	3,149	9,738
Unlisted	**30**	43	3,086
Commonwealth government bonds	**2,948**	3,017	765
Corporate bonds	**1,565**	1,117	912
Other government securities	**943**	995	598
Foreign government bonds	**209**	510	740
Certificates of deposit	**77**	174	365
Bank bills	**50**	77	95
Treasury notes	**3**	7	-
Promissory notes	**-**	-	605
Total trading securities	**14,376**	9,089	16,904
Other trading assets			
Commodities	**126**	171	155
Total other trading assets	**126**	171	155
Total trading portfolio assets	**14,502**	9,260	17,059
Note 8			
Loan assets held at amortised cost			
Due from clearing houses	**1,851**	1,449	1,952
Due from governments[1]	**138**	144	441
Due from other entities			
Other loans and advances	**37,591**	40,197	45,571
Less specific provisions for impairment	**(387)**	(416)	(231)
	37,204	39,781	45,340
Lease receivables	**3,539**	3,617	4,186
Less specific provisions for impairment	**(12)**	(15)	(5)
Total due from other entities	**40,731**	43,383	49,521
Total gross loan assets	**42,720**	44,976	51,914
Less collective allowance for credit losses	**(216)**	(225)	(131)
Total loan assets held at amortised cost[2]	**42,504**	44,751	51,783

(1) Governments include federal, state and local governments and related enterprises in Australia.

(2) Included within this balance are loans of $18,004 million (31 March 2009: $20,390 million; 30 September 2008: $22,957 million) held by consolidated SPEs which are available as security to noteholders and debt providers.

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m

Note 8

Loan assets held at amortised cost continued

Specific provisions for impairment			
Balance at the beginning of the period	**431**	236	111
Provided for during the period (note 2)	**105**	209	135
Loan assets written-off, previously provided for	**(63)**	(11)	(13)
Recovery of loans previously provided for (note 2)	**(8)**	(13)	(4)
Attributable to foreign currency translation	**(66)**	10	7
Balance at the end of the period	**399**	431	236
Specific provisions as a percentage of total gross loan assets	**0.93%**	0.96%	0.45%

Specific provisions for impairment relate to doubtful loan assets that have been identified.

Collective allowance for credit losses			
Balance at the beginning of the period	**225**	131	128
(Written back)/provided for during the period (note 2)	**(3)**	95	(5)
Attributable to acquisitions during the period	**-**	(1)	8
Attributable to foreign currency translation	**(6)**	-	-
Balance at the end of the period	**216**	225	131

The collective allowance for credit losses is intended to cover losses in the existing overall credit portfolio which are not yet specifically identifiable.

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m

Note 9

Impaired financial assets

Impaired debt investment securities available for sale before impairment charge	**196**	188	304
Less impairment charge	**(166)**	(137)	(114)
Debt investment securities available for sale after impairment charge	**30**	51	190
Impaired loan assets and other financial assets with specific provisions for impairment	**1,256**	1,428	672
Less specific provisions for impairment	**(463)**	(476)	(270)
Loan assets and other financial assets after specific provisions for impairment	**793**	952	402
Total net impaired assets	**823**	1,003	592

Impaired assets have been reported in accordance with AASB 139 *Financial Instruments: Recognition and Measurement* and include loan assets (netted with certain derivative liabilities of $31 million (31 March 2009 of $85 million; 30 September 2008 of nil)).

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Note 10			
Investment securities available for sale			
Equity securities			
Listed	**333**	272	447
Unlisted	**388**	542	353
Debt securities[1][2]	**22,431**	17,309	17,225
Total investment securities available for sale	**23,152**	18,123	18,025

(1) Included within this balance are debt securities of $250 million (31 March 2009: $293 million; 30 September 2008: $377 million) which are recognised as a result of total return swaps which meet the pass through test of AASB 139. The consolidated entity does not have legal title to these assets but has full economic exposure to them.

(2) Includes $4,967 million (31 March 2009: $8,712 million; 30 September 2008: $9,843 million) of Negotiable Certificates of Deposit (NCD) due from financial institutions and $129 million (31 March 2009: $238 million; 30 September 2008: $1,087 million) of bank bills.

Note 11
Interests in associates and joint ventures accounted for using the equity method

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Loans and investments without provisions for impairment	**2,978**	3,852	4,531
Loans and investments with provisions for impairment	**3,267**	3,349	2,187
Less provisions for impairment	**(1,314)**	(1,078)	(797)
Loans and investments at recoverable amount	**1,953**	2,271	1,390
Total interests in associates and joint ventures accounted for using the equity method	**4,931**	6,123	5,921

The fair values of certain interests in material associates and joint ventures, for which there are public quotations, are below their carrying value by $291 million (31 March 2009: $1,011 million; 30 September 2008: $128 million).

Note 11

Interests in associates and joint ventures accounted for using the equity method continued

Summarised information of interests in material associates and joint ventures is as follows:

Name of entity	Country of incorporation	Reporting date	Ownership interest As at 30 Sep 2009 %	As at 31 Mar 2009 %	As at 30 Sep 2008 %
Brisconnections Unit Trusts[a]	Australia	30 June	**43**	-	-
Diversified CMBS Investments Inc.[1][b]	USA	31 March	**57**	57	57
European Directories SA[2][c]	Luxembourg	31 December	**14**	14	14
Macquarie AirFinance Ltd[a]	Bermuda	31 December	**38**	38	34
MAp Airports[2][3][a]	Australia	31 December	**21**	21	21
Macquarie Communications Infrastructure Group[3][a]	Australia	30 June	**-**	19	18
Macquarie CountryWide Trust[3][d]	Australia	30 June	**12**	11	10
Macquarie Diversified Treasury (AA) Fund[3][b]	Australia	30 June	**-**	-	19
Macquarie Energy Holdings LLC[e]	USA	31 December	**49**	49	49
Macquarie European Infrastructure Fund LP[3][a]	UK	31 March	**5**	5	5
Macquarie Goodman Japan Limited[d]	Singapore	31 March	**50**	50	50
Macquarie Infrastructure Group[3][a]	Australia	30 June	**15**	14	13
Macquarie Media Group[2][f]	Australia	30 June	**26**	22	22
Macquarie Office Trust[3][d]	Australia	30 June	**14**	14	7
MAIP International Holdings Ltd[a]	Bermuda	31 December	**25**	25	25
MEO Holdings Limited[4][5][g]	Bermuda	30 June	**59**	59	59
MGPA Limited[4][d]	Bermuda	30 June	**56**	56	49
Redford Australian Investment Trust[a]	Australia	31 December	**29**	27	27

[1] Voting rights for this investment are not proportional to the ownership interest. The consolidated entity has joint control because neither the consolidated entity nor its joint investor has control in their own right.

[2] Significant influence arises due to the consolidated entity's voting power and board representation.

[3] The consolidated entity has or had significant influence due to its fiduciary relationship as manager of these entities.

[4] The consolidated entity has joint control because neither the consolidated entity nor its joint investor has control in their own right.

[5] The investment was reclassified from associates held for sale during the half-year ended 31 March 2009.

[a] Infrastructure
[b] Funds management and investing
[c] Directories business
[d] Property development / management entity
[e] Oil and gas services
[f] Media, television, gaming and internet investments
[g] Metals, mining & energy

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

Note 12

Non-current assets and disposal groups classified as held for sale

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Non-current assets and assets of disposal groups classified as held for sale			
Associates	**45**	35	606
Other non-current assets	**55**	56	55
Assets of disposal groups classified as held for sale[1]	**-**	446	266
Total non-current assets and assets of disposal groups classified as held for sale	**100**	537	927
Liabilities of disposal groups classified as held for sale			
Total liabilities of disposal groups classified as held for sale[1]	**-**	328	153

(1) The balance as at 31 March 2009 represents assets and liabilities of Macquarie International Investments Holdings L.P. & Cies S.E.N.C.
The balance as at 30 September 2008 represents Taurus Aerospace Group Inc.

All of the above non-current assets and assets/liabilities of disposal groups classified as held for sale are expected to be disposed of by way of sale to a Macquarie managed fund, trade sale or sale to other investors within twelve months of being classified as held for sale, unless events or circumstances occur that are beyond the control of the consolidated entity, and the consolidated entity remains committed to its plan to sell the assets.

Summarised information of material associates and joint ventures classified as held for sale is as follows:

			Ownership interest		
Name of entity	**Country of incorporation**	**Reporting date**	**As at 30 Sep 2009 %**	As at 31 Mar 2009 %	As at 30 Sep 2008 %
US Senior Living Trust[a]	USA	31 December	**50**	50	50
Macquarie Prime REIT[b]	Singapore	31 December	**-**	-	26
MEO Holdings Limited[1][2][c]	Bermuda	30 June	**-**	-	59
New World Gaming Partners Limited[1][d]	Canada	31 December	**-**	-	31

All associates and joint ventures classified as held for sale are unlisted companies.

Voting power is equivalent to ownership interest, unless otherwise stated.

(1) The consolidated entity's interest in this entity was reclassified from held for sale to interests in associates and joint ventures during the half-year ended 31 March 2009.

(2) The consolidated entity has joint control because neither the consolidated entity nor its joint investor has control in their own right.

(a) Retirement homes
(b) Property development / management entity
(c) Offshore marine support operations
(d) Gambling infrastructure

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m

Note 13

Trading portfolio liabilities

Equities			
Listed	**6,875**	2,059	7,642
Unlisted	**-**	-	1,093
Commonwealth government securities	**305**	78	2,088
Other government securities	**137**	12	201
Corporate securities	**51**	12	55
Total trading portfolio liabilities	**7,368**	2,161	11,079

Note 14

Debt issued at amortised cost

Debt issued at amortised cost[1]	**44,896**	48,270	52,485
Total debt issued at amortised cost	**44,896**	48,270	52,485

(1) Included in this balance are amounts payable to SPE noteholders of $17,004 million (31 March 2009: $20,131 million; 30 September 2008: $22,538 million).

The consolidated entity has not had any defaults of principal, interest or other breaches with respect to its debt during the periods reported.

Note 15

Other financial liabilities at fair value through profit or loss

Equity linked notes	**2,891**	3,938	6,102
Debt issued at fair value	**2,146**	2,265	161
Total other financial liabilities at fair value through profit or loss	**5,037**	6,203	6,263
Reconciliation of debt issued at amortised cost and other financial liabilities at fair value through profit or loss by major currency:			
Australian dollars	**21,154**	25,260	37,747
United States dollars	**16,978**	16,416	5,173
Canadian dollars	**4,189**	3,607	3,240
Euro	**2,640**	4,081	6,574
South African rand	**2,007**	2,212	64
Japanese yen	**1,471**	683	1,113
Hong Kong dollars	**526**	626	813
Singapore dollars	**423**	492	743
Great British pounds	**350**	905	2,762
Other currencies	**195**	191	519
Total by currency	**49,933**	54,473	58,748

The consolidated entity's primary sources of domestic and international debt funding are its multi-currency, multi-jurisdictional Debt Instrument Program and domestic NCD issuances. Securities can be issued for terms varying from one day to 30 years.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

Note 16
Contributed equity

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Ordinary share capital			
Opening balance of 283,438,000 (1 October 2008: 281,016,368; 1 April 2008: 274,570,840) fully paid ordinary shares	**4,906**	4,832	4,534
On-market purchase of 147,367 shares pursuant to the Macquarie Group Staff Share Acquisition Plan (MGSSAP) within the range of $47.52 and $50.96 per share between the dates of 9 July 2008 and 24 July 2008	-	-	(7)
Allocation of 147,367 shares pursuant to the MGSSAP within the range of $47.52 and $50.96 per share between the dates of 9 July 2008 and 24 July 2008	-	-	7
On-market purchase of 14,541 shares pursuant to the Macquarie Group Non-Executive Director Share Acquisition Plan (NEDSAP) within the range of $28.35 and $50.96 per share between the dates of 24 July 2008 and 30 July 2009	-	-	-
Allocation of 14,541 shares pursuant to the NEDSAP within the range of $28.35 and $50.96 per share between the dates of 24 July 2008 and 30 July 2009	-	-	-
Issue of 640,009 shares pursuant to the MGSSAP within the range of $25.61 and $56.40 per share between the dates of 2 July 2008 and 26 June 2009	**1**	-	34
Issue of 3,175,683 shares (31 March 2009: 6,468; 30 September 2008: 2,631,709) on exercise of options	**106**	1	80
Issue of 48,348 shares on 19 January 2009 pursuant to the Macquarie Group Employee Share Plan (ESP) effectively at $29.36 per share	-	1	-
Issue of 3,077,178 shares on 4 July 2008 pursuant to the Macquarie Group Dividend Reinvestment Plan (DRP) at $50.95 per share	-	-	157
Issue of 2,287,266 shares on 19 December 2008 pursuant to the DRP at $29.06 per share	-	66	-
Issue of 750,811 shares on 3 July 2009 pursuant to the DRP at $33.24 per share	**25**	-	-
Issue of 20,000,000 shares on 8 May 2009 pursuant to an institutional private placement at $27.00 per share	**533**	-	-
Issue of 25,148,146 shares on 5 June 2009 pursuant to the Macquarie Group Share Purchase Plan (SPP) at $26.60 per share	**668**	-	-
Issue of 2,627 shares on 26 June 2009 pursuant to the SPP at $26.60 per share	-	-	-
Issue of 138,366 (31 March 2009: 62,960; 30 September 2008: 133,613) shares on retraction of exchangeable shares at $80.30 per share[1]	**11**	5	11
Issue of 2,000 (31 March 2009: 7,000; 30 September 2008: nil) shares for nil consideration pursuant to the retention agreements entered into with key Orion Financial Inc. employees	-	-	-
Transfer from share based payments reserve for expensed options that have been exercised	**17**	1	16
Closing balance of 332,683,024 (31 March 2009: 283,438,000; 30 September 2008: 281,016,368) fully paid ordinary shares	**6,267**	4,906	4,832

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Total treasury shares	**(2)**	(2)	(2)

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m

Note 16

Contributed equity continued

Exchangeable shares			
Opening balance of 1,450,584 (1 October 2008: 1,525,891; 1 April 2008: 1,659,504) exchangeable shares	**116**	122	133
Retraction of 138,366 (31 March 2009: 62,960; 30 September 2008: 133,613) exchangeable shares at $80.30 per share, exchangeable to shares in Macquarie Group Limited on a one-for-one basis[1]	**(11)**	(5)	(11)
Issue of 2,036,705 exchangeable shares at $50.80 per share, exchangeable to shares in Macquarie Group Limited on a one-for-one basis[2][3]	**54**	-	-
Issue of 152,472 exchangeable shares with retention conditions at $50.80 per share, exchangeable to shares in Macquarie Group Limited on a one-for-one basis[2]	**-**	-	-
Cancellation of 1,466 (31 March 2009: 12,347; 30 September 2008: nil) exchangeable shares at $80.30 per share[1]	**-**	(1)	-
Closing balance of 3,499,929 (31 March 2009: 1,450,584; 30 September 2008: 1,525,891) exchangeable shares	**159**	116	122

(1) The exchangeable shares were issued by a subsidiary in November 2007 as consideration for the acquisition of Orion Financial Inc. and are classified as equity in accordance with AASB 132 *Financial Instruments: Presentation*. They are eligible to be exchanged on a one-for-one basis for shares in Macquarie Group Limited (subject to staff trading restrictions) or cash at the Company's discretion and will pay dividends equal to Macquarie Group Limited dividends during their legal life. The exchangeable shares will expire in November 2017 and carry no Macquarie Group Limited voting rights.

There are also retention agreements in place with key former Orion employees, under which new Macquarie Group Limited shares may be allocated within five years from the date of acquisition. As at 30 September 2009, the total number of retention options remaining are 216,500.

(2) The exchangeable shares were issued by a subsidiary in August 2009 as consideration for the acquisition of Tristone Capital Global Inc. and are classified as equity in accordance with AASB 132 *Financial Instruments: Presentation*. They are eligible to be exchanged on a one-for-one basis for shares in Macquarie Group Limited (subject to staff trading restrictions) or cash at the Company's discretion and will pay dividends equal to Macquarie Group Limited dividends during their legal life. The exchangeable shares must be exchanged by August 2019 and carry no Macquarie Group Limited voting rights.

There are also retention agreements in place with key former Tristone employees, under which new Macquarie Group Limited shares may be allocated within five years from the date of acquisition. As at 30 September 2009, the total number of retention options remaining are 364,244.

(3) The value of exchangeable shares at reporting date includes a fair value adjustment due to an earn out mechanism. The number of exchangeable shares exercisable by the holders will expand (to a maximum of 4 million shares) or contract, based on the performance of the acquired business against pre-determined financial performance measures until the adjustment date (a date between the second anniversary of closing and no later than 60 days after the second anniversary of closing).

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m

Note 17
Reserves, retained earnings and minority interests

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Reserves			
Foreign currency translation reserve			
Balance at the beginning of the period	**(34)**	(17)	(19)
Currency translation differences arising during the period, net of hedge	**(98)**	(17)	2
Balance at the end of the period	**(132)**	(34)	(17)
Available for sale reserve			
Balance at the beginning of the period	**(3)**	62	223
Revaluation movement for the period, net of tax	**184**	(213)	(81)
Transfer to income statement for impairment	**2**	100	18
Transfer to profit on realisation	**(5)**	48	(98)
Balance at the end of the period	**178**	(3)	62
Share based payments reserve			
Balance at the beginning of the period	**338**	275	227
Share based payments expense for the period	**58**	64	64
Transfer to share capital on exercise of expensed options	**(17)**	(1)	(16)
Balance at the end of the period	**379**	338	275
Cash flow hedging reserve			
Balance at the beginning of the period	**(217)**	(38)	34
Revaluation movement for the period, net of tax	**137**	(179)	(72)
Balance at the end of the period	**(80)**	(217)	(38)
Share of reserves of interests in associates and joint ventures accounted for using the equity method			
Balance at the beginning of the period	**(67)**	1	(9)
Share of reserves during the period	**(2)**	(68)	10
Balance at the end of the period	**(69)**	(67)	1
Total reserves at the end of the period	**276**	17	283
Retained earnings			
Balance at the beginning of the period	**3,627**	3,770	3,718
Profit attributable to equity holders of Macquarie Group Limited	**479**	267	604
Dividends paid on ordinary share capital (note 5)	**(122)**	(410)	(552)
Balance at the end of the period	**3,984**	3,627	3,770

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m

Note 17

Reserves, retained earnings and minority interests continued

Minority interests			
Macquarie Income Preferred Securities[1]			
Proceeds on issue of Macquarie Income Preferred Securities[2]	**107**	894	894
Less issue costs	**(1)**	(10)	(10)
	106	884	884
Less securities financed	**-**	(382)	-
	106	502	884
Current period profit	**6**	22	23
Distribution provided on Macquarie Income Preferred Securities	**(6)**	(22)	(23)
Foreign currency translation reserve	**(32)**	(104)	(104)
Total Macquarie Income Preferred Securities	**74**	398	780
Macquarie Income Securities[3]			
4,000,000 Macquarie Income Securities of $100 each	**400**	400	400
Less transaction costs for original placement	**(9)**	(9)	(9)
Total Macquarie Income Securities	**391**	391	391
Other minority interests			
Ordinary share capital	**38**	57	101
Preference share capital	**5**	5	5
Foreign currency translation reserve	**(8)**	8	-
Accumulated profits/(losses)	**36**	37	(1)
Total other minority interests	**71**	107	105
Total minority interests	**536**	896	1,276

(1) On 22 September 2004, Macquarie Capital Funding LP, a subsidiary of the consolidated entity, issued £350 million of MIPS. MIPS, guaranteed non-cumulative step-up perpetual preferred securities, currently pay a 6.177 percent per annum semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at MGL's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35 percent per annum above the then five-year benchmark sterling gilt rate. MIPS may be redeemed on each fifth anniversary thereafter at MGL's discretion. The first coupon was paid on 15 April 2005.

The instruments are reflected in the consolidated entity's financial statements as minority interest, with distribution entitlements being included in minority interest's share of operating profit after income tax.

(2) On 11 September 2009, the various interests in MIPS held by Macquarie Capital Finance (Dubai) Limited were redeemed.

(3) The MIS issued by MBL, were listed for trading on the Australian Securities Exchange on 19 October 1999. These instruments became redeemable (in whole or in part) at MBL's discretion on 19 November 2004. Interest is paid quarterly at a floating rate of BBSW plus 1.7 percent per annum. Payment of interest to holders is subject to certain conditions, including the profitability of MBL. These instruments are perpetual with no conversion rights.

MIS are classified as equity in accordance with AASB 132*: Financial Instruments: Presentation* and reflected in the consolidated entity's financial statements as minority interest, with distribution entitlements being included in minority interests' share of operating profit after income tax.

Distribution policies for these instruments are included in Note 5 to the financial statements.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

Note 18
Notes to the consolidated statement of cash flows

Reconciliation of cash and cash equivalents

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Cash and cash equivalents at the end of the period as shown in the consolidated statement of cash flows is reconciled to related items in the consolidated statement of financial position as follows:			
Cash and balances with central banks	**3**	141	225
Due from other financial institutions			
Due from banks[1]	**8,893**	12,208	13,263
Trading securities[2]	**8,549**	12,146	12,165
Cash and cash equivalents at the end of the period	**17,445**	24,495	25,653

(1) Includes cash at bank, overnight cash at bank, other loans to banks and amounts due from clearing houses.

(2) Includes certificates of deposit, bank bills and other short-term debt securities.

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities			
Profit from ordinary activities after income tax	**496**	326	648
Adjustments to profit from ordinary activities			
Interest on available for sale financial assets	**(121)**	60	(677)
Depreciation and amortisation	**195**	279	198
Dividends received from associates	**253**	257	215
Fair value changes on financial assets and liabilities at fair value through profit or loss and realised available for sale assets	**189**	(89)	(22)
Gain on acquiring, disposing, and change in ownership interest in subsidiaries and businesses held for sale	**(260)**	(263)	(60)
Impairment charge on financial and non-financial assets	**613**	751	1,045
Loss on disposal of property, plant and equipment	**10**	12	4
Net gains on sale of investment securities available for sale and associates and joint ventures	**(84)**	(36)	(188)
Share based payments expense	**58**	64	64
Share of net losses/(profits) of associates and joint ventures accounted for using the equity method	**197**	44	(118)
Changes in assets and liabilities			
Change in dividends receivable	**9**	37	10
Change in fees and commissions receivable	**(377)**	134	(24)
Change in fees and commissions payable	**(10)**	(100)	43
Change in tax balances	**(121)**	(226)	(92)
Change in provisions for employee entitlements	**5**	(22)	30
Change in loan assets granted	**3,025**	3,103	450
Change in debtors, prepayments, accrued charges and creditors	**863**	(1,048)	(2,577)
Change in financial instruments, foreign exchange and commodities	**872**	(4,122)	8,554
Change in amounts due to other financial institutions, deposits and other borrowings	**(6,974)**	1,055	(2,344)
Change in life investment contract receivables	**(256)**	(974)	724
Net cash flows (used in)/from operating activities	**(1,418)**	(758)	5,883

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m

Note 19

Contingent liabilities and commitments

The following details of contingent liabilities and commitments exclude derivatives.

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Contingent liabilities exist in respect of:			
Guarantees	**177**	253	225
Indemnities	**6**	6	8
Letters of credit	**95**	120	105
Performance related contingents	**144**	101	100
Total contingent liabilities[1]	**422**	480	438
Commitments exist in respect of:			
Undrawn credit facilities	**3,508**	2,771	3,791
Undrawn credit facilities – revocable at any time	**861**	509	1,331
Forward asset purchase	**1,420**	695	1,869
Total commitments[2]	**5,789**	3,975	6,991
Total contingent liabilities and commitments	**6,211**	4,455	7,429

(1) Contingent liabilities exist in respect of claims and potential claims against the consolidated entity. They are reported as the maximum potential liability without considering the value of recovery of assets. Where necessary, appropriate provisions have been made in the financial statements. The Directors do not consider that the outcome of any such claims known to exist at the date of the half-year financial report, either individually or in aggregate, are likely to have a material effect on the results of its operations or its financial position.

(2) Total commitments also represent contingent assets. Such commitments to provide credit may convert to loans and other assets in the ordinary course of business.

Note 20

Fair value of financial assets and liabilities

The methods and significant assumptions that have been applied in determining the fair values of financial instruments in the preparation of the half-year financial report are consistent with those adopted and disclosed in the annual financial report of MGL for the year ended 31 March 2009.

There is no significant difference between the fair value of financial assets carried at amortised cost and their carrying values.

The table below summarises the carrying value and fair value of financial liabilities held at amortised cost that have had a significant change in fair value in the interim period:

	As at 30 September 2009		As at 31 March 2009	
	Carrying amount $m	**Fair value $m**	Carrying amount $m	Fair value $m
Liabilities				
Due to banks	**10,284**	**10,118**	11,858	11,004
Debt issued at amortised cost	**44,896**	**45,743**	48,270	47,687
Macquarie Convertible Preference Securities	**591**	**643**	591	553
Subordinated debt at amortised cost	**1,011**	**896**	1,496	725
Total financial liabilities	**56,782**	**57,400**	62,215	59,969

The fair value equivalent of financial assets and liabilities held at amortised cost at 30 September 2008 has not been disclosed on the basis that the fair value was not materially different from the carrying value.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009
continued

Note 21
Acquisitions and disposals of subsidiaries and businesses

Significant entities and businesses acquired or consolidated due to acquisition of control:

Tristone Capital Global Inc.

On 31 August 2009, a subsidiary of MGL acquired a 100 percent interest in Tristone Capital Global Inc., an entity engaged in the business of providing advisory and securities services to the energy sector. In accordance with AASB 3 *Business Combinations*, provisional amounts for the initial accounting for Tristone Capital Global Inc. have been reported in this Financial Report.

Other entities acquired or consolidated due to acquisition of control during the financial period are as follows:

Telbane 2 Pty Limited and BE Geothermal GmbH.

Aggregate details of the above entities and businesses (including disposal groups) acquired or consolidated due to acquisition of control are as follows:

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Fair value of net assets acquired			
Cash, other financial assets and other assets	**119**	471	42
Goodwill and other intangible assets	**62**	30	15
Property, plant and equipment and assets under operating leases	**-**	9	1
Assets of disposal groups classified as held for sale	**-**	682	1
Payables, provisions, borrowings and other liabilities	**(20)**	(416)	(23)
Liabilities of disposal groups classified as held for sale	**-**	(274)	-
Minority interests	**(2)**	-	-
Minority interests in disposal groups classified as held for sale	**-**	(179)	-
Total fair value of net assets acquired	**159**	323	36
Restructure and operating costs – disposal groups classified as held for sale	**-**	(110)	-
Adjusted net assets	**159**	213	36
Purchase consideration			
Cash consideration and costs directly attributable to acquisition	**53**	49	36
Deferred consideration	**55**	74	-
Extinguishment of loan asset	**56**	-	-
Total purchase consideration	**164**	123	36
Net cash (outflow)/inflow			
Cash consideration and costs directly attributable to acquisition	**(53)**	(49)	(36)
Less cash and cash equivalents acquired	**40**	99	31
Net cash (outflow)/inflow	**(13)**	50	(5)

The operating results of these entities have not had a material impact on the results of the consolidated entity.

There are no significant differences between the fair value of net assets acquired and their carrying amounts, other than goodwill and other intangible assets as noted above.

The 31 March 2009 and 30 September 2008 comparatives relate to Macquarie Securities (Thailand) Limited, Chartreuse et Mont Blanc Global Holdings S.C.A. and Constellation Energy being the significant entities acquired or consolidated due to acquisition of control.

Note 21

Acquisitions and disposals of subsidiaries and businesses continued

Significant entities and businesses disposed of or deconsolidated due to loss of control:

Macquarie Communications Infrastructure Management Limited

On 22 July 2009, a subsidiary of MGL disposed of its 100 percent interest in Macquarie Communications Infrastructure Management Limited.

Other entities disposed of or deconsolidated during the financial period are as follows:

Shanghai Chengli Properties Co Ltd, Lachlan Wealth Management Limited, Equinox Investment Holdings Pty Ltd and Macquarie Leisure Management Limited.

Aggregate details of the above entities disposed of or deconsolidated are as follows:

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Carrying value of assets and liabilities disposed of or deconsolidated			
Cash, other financial assets and other assets	**244**	3,521	14
Property, plant and equipment	**-**	4	-
Assets of disposal groups classified as held for sale	**-**	-	80
Payables, provisions, borrowings and other liabilities	**(31)**	(28)	(3)
Liabilities of disposal groups classified as held for sale	**-**	-	(59)
Total carrying value of assets and liabilities disposed of or deconsolidated	**213**	3,497	32
Net cash inflow			
Cash received	**344**	3,361	63
Less:			
Investment retained	**-**	(1)	-
Cash and cash equivalents disposed of or deconsolidated	**(2)**	(6)	(11)
Net cash inflow	**342**	3,354	52

The 31 March 2009 and 30 September 2008 comparatives relate to Longview Oil and Gas, MQ Japan Market Neutral Fund (Cayman Islands), the Italian mortgages business, the margin lending business and Macquarie Infrastructure Opportunities Fund Ltd, being the significant entities and businesses disposed of or deconsolidated due to loss of control.

Note 22

Events occurring after balance sheet date

There were no material events subsequent to 30 September 2009 that have not been reflected in the financial statements.

Directors' declaration
for the half-year ended 30 September 2009

In the Directors' opinion

(a) the financial statements and notes set out on pages 4 to 35 are in accordance with the *Corporations Act 2001*, including:

  i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

  ii) giving a true and fair view of the consolidated entity's financial position as at 30 September 2009 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Macquarie Group Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

David S Clarke, AO
Non-Executive Director and
Chairman

Nicholas Moore
Managing Director and
Chief Executive Officer

Sydney
29 October 2009

Independent auditor's review report
to the members of Macquarie Group Limited

PRICEWATERHOUSECOOPERS

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial statements of Macquarie Group Limited, which comprise the statement of financial position as at 30 September 2009, and the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors' declaration for Macquarie Group Limited (the consolidated entity). The consolidated entity comprises both Macquarie Group Limited (the company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity,* in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 September 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Macquarie Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Macquarie Group Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 September 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting and Corporations Regulations 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

DH Armstrong
Partner

Sydney
29 October 2009

Ten year history

With the exception of 31 March 2005, the financial information presented below has been based on the Australian standards adopted at each balance sheet date. The financial information for the full years ended 31 March 2005-2009 and half-year ended 30 September 2009 is based on the reported results using the Australian Standards that also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

	2001	2002	2003	2004	2005	2006	2007	2008	2009	**First Half 2010**
Income statement ($ million)										
Total income from ordinary activities	1,649	1,822	2,155	2,823	4,197	4,832	7,181	8,248	5,526	**3,105**
Total expenses from ordinary activities	(1,324)	(1,467)	(1,695)	(2,138)	(3,039)	(3,545)	(5,253)	(6,043)	(4,537)	**(2,573)**
Operating profit before income tax	325	355	460	685	1,158	1,287	1,928	2,205	989	**532**
Income tax expense	(53)	(76)	(96)	(161)	(288)	(290)	(377)	(317)	(15)	**(36)**
Profit for the year	272	279	364	524	870	997	1,551	1,888	974	**496**
Macquarie Income Preferred Securities distributions	-	-	-	-	(28)	(51)	(54)	(50)	(45)	**(6)**
Other minority interests	1	-	(3)	(3)	(1)	(1)	(3)	(1)	(25)	**(1)**
Macquarie Income Securities distributions	(31)	(29)	(28)	(27)	(29)	(29)	(31)	(34)	(33)	**(10)**
Profit attributable to ordinary equity holders	242	250	333	494	812	916	1,463	1,803	871	**479**
Balance sheet ($ million)										
Total assets	27,848	30,234	32,462	43,771	67,980	106,211	136,389	167,250	149,144	**146,931**
Total liabilities	26,510	27,817	29,877	40,938	63,555	100,874	128,870	157,189	139,584	**135,711**
Net assets	1,338	2,417	2,585	2,833	4,425	5,337	7,519	10,061	9,560	**11,220**
Total loan assets	7,785	9,209	9,839	10,777	28,425	34,999	45,796	52,407	44,751	**42,504**
Impaired loan assets (net of provisions)	31	49	16	61	42	85	88	165	952	**793**
Share information[(a)]										
Cash dividends per share (cents per share)										
Interim	41	41	41	52	61	90	125	145	145	**86**
Final	52	52	52	70	100	125	190	200	40	**n/a**
Special[(b)]	-	-	50	-	40	-	-	-	-	**n/a**
Total	93	93	143	122	201	215	315	345	185	**n/a**
Basic earnings per share (cents per share)	138.9	132.8	164.8	233.0	369.6	400.3	591.6	670.6	309.6	**150.2**
Share price at 30 September ($)[(a)]	27.63	33.26	24.70	35.80	48.03	64.68	82.75	52.82	27.05	**58.79**
Ordinary share capital (million shares)[(c)]	175.9	198.5	204.5	215.9	223.7	232.4	253.9	274.6	283.4	**332.7**
Market capitalisation at 30 September (fully paid ordinary shares) ($ million)	4,860	6,602	5,051	7,729	10,744	15,032	21,010	14,503	7,667	**19,558**
Net tangible assets per ordinary share ($)[(d)]	5.15	7.94	8.23	10.72	13.97	16.63	22.86	28.18	23.72	**26.11**
Ratios										
Return on average ordinary shareholders' funds[(e)]	27.1%	18.7%	18.0%	22.3%	29.8%	26.0%	28.1%	23.7%	9.9%	**9.6%**
Dividend payout ratio	67.5%	73.6%	87.4%[(c)]	53.2%	53.2%	54.4%	54.3%	52.2%	60.2%	**60.0%**
Expense/income ratio	80.3%	80.5%	78.7%	75.7%	72.4%	73.4%	73.2%	73.3%	82.1%	**82.9%**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.1%	0.2%	0.0%	0.3%	0.2%	0.2%	0.1%	0.3%	1.9%	**0.6%**
Assets under management ($ billion)[(f)]	30.9	41.3	52.3	62.6	96.7	140.3	197.2	232.0	243.1	**216.3**
Staff numbers[(g)]	4,467	4,726	4,839	5,716	6,556	8,183	10,023	13,107	12,716	**12,758**

(a) The Macquarie Bank Limited (now Macquarie Group Limited) ordinary shares were quoted on the Australian Stock Exchange (now Australian Securities Exchange) on 29 July 1996.

(b) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8 percent.

(c) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

(d) Net tangible assets include intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

(e) For the half-year to 30 September 2009 this is an annualised return on average ordinary shareholders' funds.

(f) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with methodology.

(g) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330

Cover design by Frost*



www.macquarie.com.au

MACQUARIE GROUP
INTERIM UPDATE
HALF-YEAR ENDED 30 SEPTEMBER 2009

MACQUARIE


NEW SOUTH WALES
1813

MACQUARIE GROUP LIMITED ACN 122 169 279

Cover image: A stylised contemporary version of the Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for Macquarie Group.

Macquarie Group

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

First half result reflects improved market conditions

- Profit of $A479 million
  - Net impact of writedowns, impairments, equity accounted gains/(losses) and one-off items of ($A414 million)
  - As foreshadowed, there were fewer of these items in the first half
- Operating income after these items of $A3,105 million
- Earnings per share of $A1.50
- Interim dividend of $A0.86 per share (unfranked)
- Assets under management of $A345 billion[1] (including Delaware Investments acquisition[2])

Strong funding and balance sheet position

- Continuing to move away from short-term wholesale issued paper, down from $A18.9 billion at 30 September 2008 to $A4.5 billion at 30 September 2009
- Capital of $A11.5 billion, $A4.5 billion in excess of the Group's minimum regulatory capital requirement
- Retail deposits of $A13.9 billion
- Significant funding initiatives completed during the half-year:
  - $A1.2 billion equity raising
  - $US1.5 billion of non-government guaranteed debt issued by Macquarie Group Limited

Recent initiatives

- Major acquisitions across most businesses
- Selective deployment of surplus funding
- Initiatives implemented across specialist listed funds
- Proposed remuneration changes – to be put to shareholders at a Special General Meeting in December 2009

1 The Delaware assets under management figure included in the total is based on 30 June 2009 balance converted to AUD at 30 September 2009 exchange rate.
2 It is expected that the Delaware acquisition will be finalised in early 2010 subject to regulatory approvals and other customary closing conditions.

Review of the half-year

Result overview

The consolidated after-tax profit for Macquarie Group for the half-year ended 30 September 2009 was $A479 million, an increase of 79 per cent on the prior half and a decrease of 21 per cent on the prior corresponding period.

Earnings per share was $A1.50, an increase of 60 per cent on the prior half and a decrease of 31 per cent on the prior corresponding period.

Operating income before writedowns, impairments, equity accounted gains and losses and other one-off items was $A3,519 million, up nine percent on the prior half and down 11 per cent on the prior corresponding period. As foreshadowed, there were fewer of these items but they remain well above historic levels.

Operating income for the half-year, after these items, was $A3,105 million, an increase of 21 per cent on the prior half and five per cent on the prior corresponding period. International income (excluding earnings on capital and other corporate items) accounted for 48 per cent of total operating income.

Notable contributors included gains from the internalisation of the management of Macquarie Airports and the takeover of Macquarie Communications Infrastructure Group. Detractors from the result included the impact of the fair value accounting of fixed rate issued debt, provisions against loans, impairments on equity investments and net equity accounted losses.

Assets under management at 30 September 2009 were slightly down from 31 March 2009, however, including the acquisition of Delaware Investments, total assets under management will reach $A345 billion[1] (refer to page 7). It is expected that the Delaware acquisition will be finalised in early calendar 2010.

Expenses increased 15 per cent on the prior corresponding period largely due to compensation expenses which were 18 per cent higher than the prior corresponding period.

The effective tax rate for the half-year was seven per cent, an increase from 1.7 per cent for the 2009 full year which was still below historic levels due primarily to impairment charges.

Annualised return on equity for the period was 10 per cent, up from six per cent in the prior half and down from 14 per cent in the prior corresponding period.

Operating conditions

During the half-year, Macquarie's operating groups and divisions took advantage of opportunities arising from the generally improved market conditions.

While the completion rate for mergers and acquisitions (M&A) and advisory was significantly lower than the prior corresponding period, some sectors experienced an improvement on the prior half. Activity in most regions for equity capital markets (ECM) was higher than both the prior half and the prior corresponding period.

1 The Delaware assets under management figure included in the total is based on 30 June 2009 balance converted to AUD at 30 September 2009 exchange rate.

Reported net profit after tax attributable to ordinary equity holders
$A million
30 Sept ■ 31 Mar ■


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
FY05
FY06
FY07
FY08
FY09
1H10

Basic earnings per share
A cents
30 Sept ■ 31 Mar ■


700
600
500
400
300
200
100
0
FY05
FY06
FY07
FY08
FY09
1H10

Trading conditions for cash equities improved during the period and market volumes in our key markets were generally higher than in the prior half. However, they remained below the level in the prior corresponding period.

Metal prices recovered during the period, in particular, the price of gold. Foreign exchange and energy market volumes were lower than the prior corresponding period. Increased volatility in agricultural commodity markets resulted in an increase in hedging activity which was positive for Fixed Income, Currencies and Commodities (formerly Treasury and Commodities Group).

More recently, a reasonable level of confidence has returned to global markets, resulting in improved equity and debt markets. The environment for funds management has improved, with increased liquidity in both the wholesale and retail markets.

Acquisitions

Macquarie announced a number of strategic acquisitions during the period which bring new people, new teams and greater breadth to some of our key businesses. Notable acquisitions included:

- Delaware Investments: US-based diversified asset management firm with more than $US125 billion in assets under management as at 30 September 2009, providing investment management services to retail and institutional investors (approximately 580 people) (refer to page 7).
- Fox-Pitt Kelton Cochran Caronia Waller: Financial services sector focussed on equities sales and trading, research, advisory and capital markets team with operations in the US, Europe and Asia (approximately 260 people). The acquisition is expected to close at the end of 2009.
- Tristone Capital: Independent energy advisory firm providing fully integrated corporate finance, acquisitions and divestitures, equity capital markets as well as sales, trading and research services with operations in Canada, the US and Europe (approximately 170 people). (Refer to **Post balance date events** for details of the Blackmont Capital acquisition).

Most of our operating groups selectively hired individuals and teams with extensive industry experience. Hiring also took place in newer business areas including credit trading in New York, equities in North America and Europe, and energy markets, fixed income and foreign exchange in the US and Europe.

The acquisitions and selective hires will strengthen Macquarie's global presence and provide leverage for future growth. Incremental acquisitions and ongoing organic growth initiatives remain underpinned by effective risk management.

Capital

Macquarie Group has a long-term policy of holding a level of capital which efficiently supports our business. The capital base is grown ahead of our business requirements. Capital at 30 September 2009 was $A11.5 billion which was $A4.5 billion in excess of the Group's minimum regulatory capital requirement.

A $A1.2 billion equity raising was announced in May 2009 which included both an institutional placement and a retail Share Purchase Plan. This initiative further bolstered Macquarie's strong capital position providing the flexibility to take advantage of market opportunities as they arise.

Return on average ordinary equity holders' funds
% pa



35
30
25
20
15
10
5
0
FY05
FY06
FY07
FY08
FY09
1H10

Assets under management
$A billion



400
350
300
250
200
150
100
50
0
FY05
FY06
FY07
FY08
FY09
1H10 REPORTED
1H10 PROFORMA¹

[1] 1H10 proforma AUM includes recently announced Delaware acquisition and Macquarie Airports internalisation impact.

Funding

Macquarie Group remains very well funded. The Group continued to move away from short-term wholesale paper which was $A4.5 billion at 30 September 2009, down from $A18.9 billion at 30 September 2008. Retail deposits increased from $A13.4 billion at 31 March 2009 to $A13.9 billion at 30 September 2009.

During the period, Macquarie issued $US1.5 billion of non-government guaranteed debt. It was the first Australian financial institution to publicly issue unguaranteed term debt in the US market post the significant disruption to global financial markets in September 2008. Macquarie Bank Limited completed a tender offer for the Macquarie Income Preferred Securities securing approximately £158 million out of a total £200 million.

Specialist funds

Macquarie Group's unlisted funds continue to expand. As the business evolves, emphasis has been placed on new regions and sectors. New funds and strategic alliances have recently been established in India, Russia and China. The listed funds undertook a range of strategic initiatives during the period designed to proactively close the valuation gap between listed security prices and the value of underlying businesses. The initiatives included: the internalisation of management of Macquarie Airports and Macquarie Leisure Trust, the takeover of Macquarie Communications Infrastructure Group and various asset sales and capital management initiatives. Initiatives continue across the listed funds.

Dividend

The Board has declared an interim dividend of $A0.86 per ordinary share (unfranked) which is 41 per cent below the prior corresponding period and will be paid on 16 December 2009. This represents a payout ratio of 60 per cent, consistent with our dividend policy of maintaining an annual payout ratio in the range of 50 to 60 per cent of net earnings attributable to ordinary shareholders. The future rate of franking remains subject to the composition of income but it is likely that future dividends will remain unfranked for the foreseeable future.

Macquarie has advised that from the final dividend for the year ended 31 March 2010, to be paid in July 2010, it will only facilitate the direct credit of dividends or participation in the Dividend Reinvestment Plan (DRP) for Australian shareholders. Non-Australian resident shareholders will be able to continue to receive dividend cheques.

Post balance date events

Post balance date events included:

- acquisition of an approximately $A1.0 billion portfolio of auto leases and loans from Ford Credit Australia
- acquisition of Canadian independent investment dealer Blackmont Capital with 13 offices across Canada and $C7.6 billion of assets under administration (approximately 450 people). It is anticipated the transaction will close in early calendar 2010 and is subject to regulatory approvals and other customary closing conditions

Staff numbers



14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
FY05
FY06
FY07
FY08
FY09
1H10

Cash dividends per share
A cents
30 Sept ■ 31 Mar ■ Special ■



400
350
300
250
200
150
100
50
0
FY05
FY06
FY07
FY08
FY09
1H10

- announcement of initiatives by Macquarie Media Group to enhance security holder value, including: a recapitalisation with proceeds used to reduce debt; a proposal to internalise management; and a proposal to corporatise the fund into a single publicly listed Australian company
- Macquarie Infrastructure Group announced it will restructure its portfolio into two separate listed entities based on asset maturity and risk profile.

The Macquarie model

Macquarie is a global provider of banking, financial, advisory, investment and funds management services to our clients.

The Group's strategy is to focus over the medium-term on key fundamentals: the provision of services to clients; the alignment of interests with shareholders; investors and staff; a conservative approach to risk management; incremental growth and evolution; maintaining operations that are diversified by business and geography; and an ability to adapt to change.

Adapting to change is one of Macquarie's key strengths. This has been consistently demonstrated and was most recently displayed during the disruption to global financial markets. As the operating environment dramatically changed, many of our businesses adapted to the new circumstances by restructuring activities, developing new products and services, taking the opportunity to make targeted acquisitions and, in some cases, exiting activities.

Risk management

Central to Macquarie's business is a strong culture of risk management. Our approach to risk management is embedded across all business units. Our objective is to ensure that worst case outcomes have been clearly identified and understood. By assessing the outcomes of a wide range of stress tests, we determine whether these can be tolerated. The level of acceptable aggregate risk is determined by assessing risk relative to earnings, rather than capital.

Our people

Macquarie announced a number of acquisitions and continued selectively hiring individuals and teams of people during the half. This occurred in conjunction with some reduction in staff numbers across certain businesses and resulted in a slight increase in total staff numbers to 12,758 at 30 September 2009, from 12,716 at 31 March 2009.

As confidence returns to global markets, financial services firms are seeking to secure experienced staff to bolster their businesses. The importance of attracting and retaining high-quality people remains paramount. Our culture and people ensured our successful navigation of the global financial crisis and remain the foundations for the continued success of our businesses.

Remuneration update

A key factor in Macquarie's long-term growth has been its ability to attract and retain key staff while aligning the interests of shareholders and staff through performance-based remuneration. Performance is determined with respect to Macquarie Group profitability taking factors such as capital, funding and risk into account.

Macquarie's key remuneration principles are:
- to protect and maximise the long-term value to key stakeholders by ensuring we can attract and retain key people

Macquarie share vs the MSCI World Diversified Financials Index[1]
MSCI World Diversified Financials Index ——
Macquarie Group ——



140
120
100
80
60
40
20
0
Sep 07
Mar 08
Sep 08
Mar 09
Sep 09

1 Data indexed to 100 on 1 August 2007. Current to 30 September 2009.

- to retain Macquarie's position as an employer of choice in the major markets within which we operate
- to ensure alignment of interests between staff and shareholders
- to meet industry best practice remuneration guidelines as recommended by investors, regulators and governance groups.

In light of recent global remuneration and regulatory trends, Macquarie's remuneration arrangements were reviewed. Proposals were announced in March 2009 which expanded on modifications made in 2008. The key proposed change was an increase in the deferred portion of performance-based profit share, which is allocated as equity, for the Chief Executive Officer (CEO), Executive Committee members and Executive Directors.

Subsequent to the announcement of the proposed changes to Macquarie's remuneration arrangements, the Australian Federal Government announced proposed legislative changes which had the potential to impact on Macquarie's proposed changes and, hence, these changes were placed on hold. Although legislation has not yet been finalised, there is sufficient clarity to now progress with the proposed changes to Macquarie's remuneration arrangements which are largely the same as those announced in March 2009 but with some modifications due to tax legislative changes, global remuneration and regulatory trends.

Shareholders will be asked to approve the proposed changes at a special general meeting currently scheduled to be held in December 2009 with full details to be provided prior to the meeting.

Advisers and most recently as Global Head of the Infrastructure and Utilities advisory team with Macquarie Capital Advisers.

The Board would like to acknowledge the significant contribution from Laurie and Nick over their years with the Group and wishes them well in their future endeavours.

Outlook

While market conditions have been improving, continuing volatility means that short-term forecasting remains difficult.

We currently expect the profit for the second half of 2010 to be broadly in line with the first half but this remains subject to market conditions and significant swing factors, and excludes the impact of one-off items. The first half of 2010 benefitted from buoyant activity in certain areas including Australian ECM and credit businesses which may not continue as strongly in the second half. Swing factors include the completion rate of transactions, asset realisations and asset prices. One-off items include factors such as the periodic review for potential impairment charges.

While there have been some improving trends across a number of markets within which we operate, overall we continue to maintain a cautious stance with a conservative approach to funding and capital. Our operating groups and divisions remain well placed to continue to grow over the medium term and Macquarie remains:

- profitable
- well funded
- well capitalised
- conservatively geared.

Board and management

David Clarke resumed full duties as Chairman of Macquarie on 31 August 2009 after a leave of absence. Acting Chairman Kevin McCann resumed his role as Lead Independent Director of the Board. Peter Warne has been appointed as the Chairman of the Board Risk Committee, having been Acting Chairman of that committee during David Clarke's absence.

Laurie Cox retired in July after six years as an Executive Director and 13 years as a Macquarie Board member.

Nick Minogue, Head of Risk Management Group (RMG), will retire on 30 November after 16 years with Macquarie and 10 years as the Head of RMG. He will be succeeded by Stephen Allen who has been with Macquarie for more than 16 years in various roles including Head of Credit for Macquarie, CEO of Macquarie Infrastructure Group, Head of Prudential for Macquarie Capital



David S Clarke, AO
Chairman



Nicholas Moore
Managing Director and Chief Executive Officer

Sydney
30 October 2009

Acquisition of leading US-based diversified asset management firm, Delaware Investments

Macquarie Funds Group's decision to acquire Delaware Investments, with more than $US125 billion[1] in assets under management, provides a highly regarded team of investment management professionals and an attractive product suite, and expands Macquarie Group's presence in the world's largest capital market.

In August 2009, Macquarie Funds Group (MFG) agreed to acquire Delaware Investments (Delaware), a leading US-based diversified asset management firm with more than $US125 billion in assets under management. This acquisition is consistent with Macquarie's strategy to develop a global asset management capability, building a highly regarded team of investment professionals and providing the ability to offer an attractive suite of investment products to investors globally.

Founded in 1929, Delaware is one of the oldest asset management firms in the US with a demonstrated track record of fiduciary excellence. Headquartered in Philadelphia, with additional investment teams in San Francisco and Boston, it employs approximately 580 people. Delaware provides investment services to around one million retail investors and 170 institutional clients primarily in North America.

MFG and Delaware have similar investment philosophies and complementary product suites and distribution networks. Combining the two businesses will result in investment management and distribution capabilities across North America, Australia, Asia, and Europe and will bring MFG assets under management to approximately $A200 billion. Post acquisition, clients of Delaware will have access to Macquarie's investment strategies, notably in real assets, global fixed income and alternative assets. Macquarie clients will have the opportunity to invest in Delaware's investment strategies through its global network. Additional capital will be provided to support Delaware's growth through the expansion of its range of investment capabilities and continued investment in operations and distribution.

Since 1980, MFG's asset management activities have grown both organically and through the progressive addition of specialist asset management teams. From this strong base and given the opportunities that current markets are providing, it is an ideal time for MFG to expand its reach as a global asset manager.

The transaction is expected to close in early 2010 and is subject to regulatory approvals and other customary closing conditions.

1 As at 30 June 2009

Regional activity

Region	
Australia	Adviser to Goodman Group on its recapitalisation, including $A4.1 billion debt restructuring, $A1.3 billion equity raising and $A500 million hybrid securities issued to China Investment Corporation
	Sponsor, adviser and debt and equity underwriter for the $A4.9 billion Victorian Desalination Project, the largest Public Private Partnership (PPP) globally since the disruption to global financial markets in 2008
	Joint global coordinator and joint underwriter for Rio Tinto's global $US15.2 billion renounceable rights issue; of which the Australian component comprised the largest ever rights issue in Australia
	Macquarie Communications Infrastructure Group (MCG) takeover by Canadian Pension Plan Investment Board, at a price representing an 181 per cent premium to the three month volume weighted average price prior to the offer (total consideration to security holders of $A1.6 billion)
	Internalisation of the management of Macquarie Airports and Macquarie Leisure Trust
	Macquarie maintained its number one position for ASX market share (combined institutional and retail)
	Macquarie Funds Group (MFG)'s Fixed Income, Currency and Commodities Asset Management Division continued to receive strong inflows due to recent strong performance
	Banking and Financial Services Group (BFS) launched new online trading platform, Macquarie Edge
	CoreData-Brandmanagement named Macquarie Wrap Platform of the Year 2009
	Macquarie Pastoral Fund acquired six new properties in the Northern Territory and Queensland bringing the total number of properties to 16
	Corporate and Asset Finance Division (CAF) funded, originated or acquired in excess of $A3.5 billion of corporate debt and finance leases
Asia-Pacific	Joint lead manager for China Zhongwang Holdings' $HK9.8 billion IPO, one of the largest IPOs in Hong Kong for 2009 to date
	Joint bookrunner for BBMG's $US884 million H-share IPO
	Joint venture with China Everbright Limited to establish two funds that will invest in infrastructure businesses in Greater China, with a focus on essential infrastructure
	Growth on prior period in MSG cash equities market share in Hong Kong, Japan and Korea
	Inflows from Hong Kong retail investors into relaunched MFG IPO funds
	Inflows from Korean investors into MFG REITs
	Indian launch of Global Investment Services with joint venture partner Religare
	Religare Macquarie Private Wealth won Indian Private Banking International Global Wealth Award for Most Exciting Wealth Management Model
	Macquarie Central Office Corporate Restructure-Real Estate Investment Trust (MCO CR-REIT) sold its single managed asset, the Kukdong building in Seoul, South Korea for $A300 million to GE NPS REIT
	City Apartments, a residential development in Shanghai, was sold to a Hong Kong based investor for RMB270 million
	Selective hiring of individuals and teams with extensive industry experience in corporate finance, equity capital markets and cash equities

Region	
The Americas	Acquisition of Tristone Global Capital Inc – an independent energy advisory firm providing fully integrated corporate finance, acquisitions and divestitures, equity capital markets and sales, trading and research services
	Acquisition of Fox-Pitt Kelton Cochran Caronia Waller – a leading financial services sector focussed equities sales and trading, research, advisory and capital markets team
	Acquisition of Delaware Investments – a US-based diversified asset management firm with more than $US125 billion[1] in assets under management, providing investment management services to retail and institutional investors
	Strong growth in secondary market commissions of MSG's cash equities business
	Adviser to Viterra on its $A1.6 billion acquisition of ABB Grain and underwriter for the associated $A511 million equity raising
	MFG completed its first hybrid note and leveraged swap transaction with a US-based Fund of Fund
	Fixed Income, Currencies and Commodities (FICC) Credit Trading Division expanded to include client sales and trading covering a product mix including high yield distressed corporate and securitised debt securities
	FICC's energy business successfully integrated the Constellation acquisition, consolidating operations in Houston
	Record Canadian Mortgages origination volumes - up 163 per cent in the six months to 30 September 2009 compared to the six months ended 31 March 2009
	CAF launched the Macquarie Equipment Leasing Fund in June 2009 – will seek to raise funds over a two year offer period
	Selective hiring of individuals and teams with extensive industry experience in corporate finance, equity capital markets, cash equities, energy markets, fixed income and foreign exchange
Europe, Middle East and Africa	First close of Macquarie Renaissance Infrastructure Fund, the first major private fund dedicated to investing directly in infrastructure in Russia and other key CIS markets
	Adviser to Bakwena Platinum Corridor Concessionaire on its ZAR3.5 billion toll road refinancing in South Africa
	MSG Derivatives/Delta 1 Trading remains a leading provider of over-the-counter (OTC) and synthetic products in the South African market
	South Africa: Macquarie ranked No.2 overall (weighted by FUM), No.1 (unweighted) for equities research (Financial Mail, May 2009)
	MFG's Macquarie Commodity Alpha Fund experienced net inflows from European institutional investors
	FICC's Emerging Markets Division expanded operations to provide a full suite of services to European institutional and local market participants by establishing emerging market operations in London
	FICC continued the expansion of its Environmental Financial Products business' environmental market portfolio and broadened its reach into the European compliance market
	CAF funded approximately $A1 billion of corporate debt and leasing opportunities
	Macquarie Metering within the CAF Division continued to develop its Smart Metering financing solutions in the UK which includes key agreements with many of the major energy suppliers
	Selective hiring of individuals and teams with extensive industry experience in corporate finance, equity capital markets, cash equities, energy markets, fixed income and foreign exchange

1 As at 30 June 2009

About Macquarie

Macquarie has five operating groups and two divisions within which individual businesses operate. Businesses specialise in defined product or market sectors and work in close cooperation. Great emphasis is placed on a client's relationship with Macquarie as a whole. The key services offered by each individual operating group and operating division include:

Macquarie Funds Group

Management of funds in:
- equities
- fixed income, currency and commodities
- listed infrastructure
- listed real estate
- private equity and hedge fund of funds
- Affiliated managers
- Investment solutions and distribution

Fixed Income, Currencies and Commodities

(formerly Treasury and Commodities Group)

- Metals and energy capital
- Agricultural commodities
- Energy markets
- Foreign exchange
- Debt markets
- Futures
- Credit trading
- Emerging markets

Corporate and Asset Finance Division

- Structured corporate debt financing
- Acquisition of secondary market corporate debt
- Traditional equipment leasing
- Specialised asset finance
- Asset lifecycle services
- Equipment trading and remarketing

Macquarie Securities Group

- Institutional cash equities
- Derivatives/Delta1 trading
  - Institutional and retail derivatives
  - Structured equity finance
  - Arbitrage trading
  - Synthetic products
  - Global securities finance
    - Capital and collateral management and securities borrowing and lending

Macquarie Capital

- Corporate finance, including advisory
- Equity capital markets
- Debt structuring and distribution
- Specialised fund management
- Private equity placements
- Principal products

Real Estate Banking Division

- Listed and unlisted real estate fund management
- Real estate investment
- Real estate development and asset management
- Real estate project and development finance

Banking and Financial Services Group

- Financial advice
- Cash management services
- Stockbroking
- Business banking
- Investment products
- Administrative and portfolio services

Macquarie Securities Group

The result from Macquarie Securities Group (MSG) for the half-year to 30 September 2009 was a net profit of $A319 million. This was a significant increase on the prior half but a decrease of 28 per cent on the prior corresponding period.

The contribution from the **Cash Division** was 35 per cent up on the prior corresponding period and significantly above the prior half. Equity market turnover was up on the prior half as investors continued to allocate funds into equities on renewed economic confidence. As a result, secondary market commissions were up on the prior half. Equity Capital Market (ECM) fees were well up on the prior half given the significant increase in the number of capital raisings, particularly in the Australian market.

On 1 September, Macquarie completed its acquisition of Tristone Capital Global Inc. (Tristone) with sales, research and trading professionals joining MSG across Canada, the US and Europe. This resulted in the addition of 49 MSG front office staff and 36 support staff to our team and increased our energy stock coverage from 152 to 295 in total.

The Derivatives and Delta 1 Divisions recently merged to form one new division named **Derivatives/Delta 1 Trading.** The rationale behind the merger is to deliver a consolidated product and platform proposition for clients in each region. The result for this half was up on the prior half due to improved trading conditions and an increase in demand for products, albeit off a low base.

Outlook

MSG currently expects the result for the year ending 31 March 2010 to be strongly up on the prior year. We expect improved market conditions to provide good growth opportunities for the Cash division. MSG will seek to maintain its number one ranking[1] in market share in Australia and continue to grow market share in all of its other markets. The recent purchase of Tristone and the announcement of the acquisition of FPK continue the expansion of MSG's Canadian, US and European cash businesses.

The outlook for Derivatives/Delta 1 Trading is for product volumes to increase from a low base and we expect trading conditions to continue to improve. The business is highly leveraged to even a small improvement in the markets. The business is looking to maintain its leading position and market share ranking for its warrants products in Australia, Hong Kong, Korea and Singapore. Initiatives include expanding arbitrage trading and products into other markets, building out the institutional synthetic products platform and the development of an Indian derivatives business.

The group will continue to seek acquisition opportunities.

1 Combined institutional and retail market share

On 30 September, Macquarie entered into an agreement to acquire Fox-Pitt Kelton Cochran Caronia Waller (FPK). When combined with MSG's market-leading position in Asia-Pacific, FPK will help create a global Financial Institutions Group (FIG) business in equities through the addition of complementary sector-specialist research and distribution. Incorporating FPK's research coverage, the acquisition will take MSG's FIG research offering to over 765 stocks globally, doubling the stock coverage and secondary market commissions in MSG's growing US and European securities platforms. The acquisition will increase MSG's front office staff by 141. In addition FPK provides MSG with a highly regarded ECM capability in the US and Europe.

Macquarie Capital

The result from Macquarie Capital for the half-year to 30 September 2009 was a net profit of $A331 million. This was a significant increase on the prior half and a nine per cent increase on the result achieved in the prior corresponding period.

Despite difficult market conditions, **Macquarie Capital Advisers** advised on 182 transactions totalling approximately $A57 billion. Equity under management declined six per cent from $A53 billion at 31 March 2009 to $A50 billion at 30 September 2009. Assets under management decreased 18 per cent from $A160 billion at 31 March 2009 to $A131 billion at 30 September 2009, primarily as a result of the stronger Australian dollar and the sale of assets.

Successful strategic initiatives were the major driver of Macquarie Capital Funds' result. These included the takeover of MCG and the management internalisations of Macquarie Airports and Macquarie Leisure Trust. Management fee revenues, in particular from the unlisted funds, provided a significant contribution to Macquarie Capital Funds' underlying earnings.

As outlined in the **Review of the half year**, two significant acquisitions were announced during the period – Tristone and FPK. These acquisitions will enhance Macquarie Capital's presence in the US, Europe and Asia.

In addition to the major transactions mentioned in **Regional activity**, Macquarie Capital also completed the following significant advisory roles during the period:

- Sole lead manager and underwriter for the $A164 million IPO of carsales.com Limited, the first significant IPO in Australia since August 2008
- Adviser to Transpacific Industries Group on its $A801 million recapitalisation and $A2.26 billion debt refinancing
- Joint lead manager for GVK Power and Infrastructure's $US150 million institutional placement in India
- Joint lead manager for the $A1.9 billion PERLS V hybrid issue by CBA
- Joint lead manager, underwriter and bookrunner for SP AusNet's $A408 million capital raising
- Sole lead manager and underwriter for ConnectEast's $A421 million capital raising
- Adviser to Taiwan-based Epistar, a world leading LED chip maker, on its $US351 million Luxembourg GDR offering
- Adviser to New Gold on its $C399 million acquisition of Western Goldfields
- Adviser to KEPCO on its $C75.4 million acquisition of Denison, a Canadian uranium producer.

Macquarie Capital Funds continues to focus on expanding unlisted funds under management in both existing and new regions including India, Russia and China. Our listed funds continue to undertake strategic initiatives designed to maximise security holder value.

- Lead manager and underwriter for TEN Network Holdings' $A138 million placement and CanWest Global Communications' $A680 million selldown of its 50.1 per cent holding in TEN Network Holdings
- Joint lead manager for Mirvac Group's $A1.1 billion placement and entitlement offer
- Joint lead manager for Fletcher Building's $NZ526 million equity raising
- Adviser to PaperlinX on the sale of its $A760 million paper business to Nippon Paper Industries
- Adviser to Macquarie CountryWide Trust on the sale of its interest in a US portfolio of 86 properties for a gross sale price of $US1.3 billion

Outlook

Subject to market conditions, Macquarie Capital currently expects its result for the year ending 31 March 2010 to be up on the prior year. Macquarie Capital's advisory pipeline is solid with the strongest contributions for the 2010 full year expected from Australia and Asia. Transaction volumes are robust and we currently expect to close a record number of deals during the 2010 full year.

Macquarie Capital remains focussed on expanding its advisory capabilities in North America and Europe through both selective senior hires as well as potential platform acquisitions.

The outlook for the Macquarie Capital Funds business is positive. Improved economic conditions have enhanced investor confidence and increased capital raisings are anticipated across our unlisted funds platform.

Macquarie Funds Group

The result from Macquarie Funds Group (MFG) for the half-year to 30 September 2009 was a net profit of $A38 million. This was a significant increase on the prior half and a nine per cent increase on the prior corresponding period.

The result was driven by increased fee income and performance of seed capital positions. Operating leverage obtained through a lower fixed cost base also contributed to the result.

Total AUM increased by 17 per cent from $A50 billion at 31 March 2009 to $A58 billion at 30 September 2009. The increase was largely a result of inflows and mandates into cash and fixed interest, as well as rising asset values.

In August 2009, MFG entered into an agreement to acquire Delaware Investments, a leading US-based securities asset management firm. The acquisition provides Macquarie with a highly regarded team of investment management professionals, attractive product suite and broader access to the world's largest capital market. It is anticipated that this acquisition will be completed in early 2010 (Refer to page 7 for details).

Strong relative performance across various products has continued. MFG is capitalising on this performance and is experiencing inflows from both institutional and retail investors. MFG received inflows of more than $A18 billion during the half-year and is also beginning to see a recovery of hedge fund investments and inflows from retail investors in Australia, Hong Kong and Korea.

Outlook

MFG has seen a recovery in investor sentiment which has resulted in increased fund flows. However, recovery in higher margin products as well as the issuance of structured products is still well down from the peak levels of FY08. The current strong relative performance across various products should enable growth in AUM to continue. MFG currently expects its result for the year ending 31 March 2010 to be up on the prior year, but it remains cautious for the second half of 2010.

The acquisition of Delaware Investments, which will close in early 2010, is expected to contribute in the medium term.

The Investment Solutions and Sales division continues to develop structured products suitable for the current environment. During the period it completed its first hybrid note and leveraged swap transaction with a US Fund of Fund. The team is also developing variable annuity products designed to provide retirees with certainty of income for life with participation in market growth. Structured product raisings in June 2009 were encouraging given the current market environment. However, they were still well down from the record level of 2007.

Fixed Income, Currencies and Commodities

(formerly Treasury and Commodities Group)

The Treasury and Commodities Group has been renamed Fixed Income, Currencies and Commodities (FICC) to more accurately reflect the services offered by the group and the relocation of Macquarie-wide treasury operations to the Corporate Affairs Group in April 2009.

The result from FICC for the half-year to 30 September 2009 was a net profit of $A368 million.

This was an increase of 64 per cent on the prior half and 29 per cent on the prior corresponding period, with all operating divisions profitable.

FICC's first half result was heavily influenced by an overall improvement in market conditions with rallies observed in most markets. However, with improved markets came an increase in confidence which resulted in the return of competitors to markets that had been vacated or activities significantly scaled back during the 2009 financial year.

Metals and Energy Capital was a strong contributor during the first half with trading and sales benefiting from recovery in metals prices, particularly gold. Equity valuations, which were negatively impacted in FY09, have improved significantly.

The result from **Debt Markets** was well up on the prior corresponding period with Australian credit markets showing a significant improvement in spreads across all debt markets. Positive yield curves supported debt market activity and primary issuance opportunities re-emerged.

The result from **Energy Markets** was marginally down on the strong prior corresponding period with the business experiencing generally low volatility together with mixed market liquidity. The US energy business successfully integrated the Constellation natural gas trading business which was acquired in March, 2009. The division's results were below the strong level achieved in the prior corresponding period due to lower volatility in its markets of operation.

The contribution from **Foreign Exchange** was well down on the record result achieved in the prior corresponding period. The division experienced a significant reduction in volumes as a result of low volatility and moderate liquidity in global foreign exchange markets.

The result from **Agricultural Commodities** was broadly in line with the prior corresponding period overall, with a good contribution from agricultural over-the-counter products as a result of high volatility in soft commodity markets, a return of investor confidence in agricultural markets and an increase in hedging activity.

The contribution from **Futures** was down on the prior corresponding period, with exchange volumes recovering, albeit in an inconsistent manner.

The US-based **Credit Trading Division** achieved an outstanding result in the first half. This period was its first result as a full operating division within FICC and its first full reporting period since trading operations began. This result reflects the selective expansion of underlying high yield and distressed corporate and debt securities, the extension into client sales and trading, spread compression across all credit classes, lower volatility and an improved funding environment in US credit markets.

Emerging Markets made a significant contribution to FICC's overall result for the first half, its first as a full operating division within FICC. The performance was underpinned by increased client activity, continued broadening of the products and services provided to cover emerging markets foreign exchange, local interest rate swaps, credit, private capital markets and advisory, and geographical expansion into the US and Europe to expand the client base.

Notable activity in the first half included:

- extension of the US credit trading business to include client sales and trading
- broadening emerging markets services to European market participants
- continued expansion of environmental products
- selective expansion of energy markets and regions traded including European and UK power markets
- pursuing a branch licence in Korea and early stage FICC group build out strategy for Asia

Outlook

FICC currently expects its result for the year ending 31 March 2010 to be up on the prior year. The group will continue to focus on growth across key markets in core geographic regions and protecting the market share of its more mature, domestic businesses. FICC expects continued improvement in market conditions with a strong return of competitors across many market segments accompanying the improved confidence in markets generally.

Corporate and Asset Finance Division

The result from the Corporate and Asset Finance Division (CAF) for the half-year to 30 September 2009 was a net profit of $A127 million. This was a significant increase on the prior half and a 135 per cent increase on the prior corresponding period. The considerable increase was due to the acquisition and origination of loans and leases at high margins with quality credit counterparties.

At 30 September, 2009, CAF managed a lease and loan portfolio of $A11.3 billion, an increase of 33 per cent from 31 March 2009. The majority of the growth of the portfolio was in Australia, largely driven by reduced competition as domestic and international financiers scaled back or exited the market.

CAF experienced strong demand for its lending and leasing services during the period and was able to establish new relationships with quality customers that, without difficult market conditions, may not have developed. During the period CAF launched the Macquarie Equipment Leasing Fund in the US which will acquire a diversified portfolio of equipment, equipment leases and other equipment related investments. In recent months used equipment trading volumes and trading opportunities have improved.

Post balance date, CAF acquired an approximately $A1 billion portfolio of Australian auto loans and leases from Ford Credit Australia.

Outlook

CAF expects a high level of activity to continue during the second half of the year. CAF will continue to capitalise on acquisition opportunities arising from the sale of loan and lease portfolios and will seek to acquire businesses and experienced teams.

CAF currently expects a strong second half, and expects its result for the year ending 31 March 2010 to be substantially up on the prior year.

Real Estate Banking Division

The result from the Real Estate Banking Division (REB) division for the half-year to 30 September 2009 was a net loss of $A56 million which was significantly lower than the loss in the prior half and 60 per cent lower than the loss in the prior corresponding period. Base and performance fee income from specific transactions was more than offset by losses realised on the sale of investments and the recognition of losses on asset impairments.

AUM decreased by 28 per cent during the period to $A10.7 billion at 30 September 2009 from $A14.8 billion at 31 March 2009. This was largely due to asset devaluations in specific fund portfolios, asset dispositions and foreign exchange movements.

Since the formation of the division on 31 March 2009, REB has sought to strengthen its balance sheet position through selective asset realisations, sales from development projects, refinancing near term debt maturities and reducing its property loan portfolio exposure.

Due to challenging market conditions, provisions have been made against specific REIT holdings, developments and development financing facilities.

REB recently completed the sale of the Kukdong building in Seoul which was held by the MCO CR-REIT. This building was acquired in December 2003. The transaction provided a return on equity to investors of over 20 per cent per annum and an equity multiple of 1.9 times over the period that the asset was held.

Outlook

Finance for commercial real estate investment remains difficult. It is expected that further rent and price reductions will occur in most markets as a lag effect over the short term.

The Australian residential sector has shown further signs of strengthening as a result of low mortgage rates and fiscal stimulus. The phased reduction of incentives for first home buyers should lead to a reduction in the market entry sector, with a gradual shift towards repeat buyers and investors.

REB expects its result for the year ending 31 March 2010 to be improved on the prior year.

Banking and Financial Services Group

The result from the Banking and Financial Services Group (BFS) for the half-year to 30 September 2009 was a net profit of $A137 million. This was an 83 per cent increase on the prior half and a significant increase on the prior corresponding period which included the loss on the sale of the Italian mortgages business. The significantly increased contribution was a result of improved market conditions along with general business growth and increasing client numbers.

Cash deposits continued to be a major focus for BFS with retail cash deposits growing from $A13.4 billion at 31 March 2009 to $A13.9 billion at 30 September 2009. The new Cash Management Account, which was launched in November 2008, exceeded the $A1 billion mark in July 2009 and had a balance of $A1.7 billion at 30 September 2009.

Improving equity markets resulted in a recovery in Funds under Administration (FUA) in the Wrap platform with FUA reaching $A21.6 billion at 30 September 2009, up from $A17.5 billion at 31 March 2009. Macquarie Wrap was named CoreData-Brandmanagement Platform of the Year 2009, following feedback from more than 800 industry professionals including planners, paraplanners, risk advisers and administrative support staff.

BFS' Macquarie Life Inforce risk premiums increased 141 per cent on the prior corresponding period and were up 46 per cent from 31 March 2009.

Macquarie Private Wealth continued to hold the number one Full Service Stockbroking position, based on market share and trading volumes (Source: IRESS).

Internationally, BFS continued to look for joint venture and acquisition opportunities while successfully growing its existing businesses. It secured record mortgage origination volumes in its Canadian operations. (Refer to **Post balance date events** for details of the Blackmont Capital acquisition)

In the UK, Canada and Ireland Macquarie Relationship Banking expanded its Premium Funding business signing a five year Insurance Premium Funding and service agreement with the AON Group of Companies to further enhance services to internationally based small business clients.

Macquarie launched its first Global Investment Service in September in conjunction with Indian joint venture partner, Religare, providing its Indian clients with access to innovative investment opportunities by utilising Macquarie's global partnerships.

The UK Premium Platform service, launched in early calendar 2009, has received strong interest from several UK businesses. BFS UK also took a minority stake investment in one of the UK's leading financial planning businesses with substantial growth plans.

The group continues to grow its alternate assets portfolio. The Macquarie Pastoral fund acquired six Australian rural properties during the period bringing the total to 16 properties across NSW, Queensland and Northern Territory. The broader BFS agricultural operation, Macquarie Agricultural Funds Management, was recently named the Real Asset Manager of the Year at the US Foundation and Endowment Money Management's Nonprofit Awards for Excellence.

During the half-year, Macquarie Direct launched its Edge Online Trading Platform which delivers on the unique needs of online traders by using latest generation technology to provide a personalised and intuitive user experience.

Outlook

BFS expects its result for the year ending 31 March 2010 to be significantly up on the prior year. BFS will continue to expand both its domestic and international wealth management operations exploring further acquisition and partnership opportunities. Plans to expand into the domestic non-advised client sector are well underway with product launches planned for early calendar 2010. Cash strategies are expected to remain an important part of the investment offering to clients in the medium term.

Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Group Limited
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Australia

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Fax: +61 2 8232 4330

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1807

www.macquarie.com.au

Macquarie Bank Limited
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Telephone (61 2) 8232 3333
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MACQUARIE
BANK

ASX Release

MACQUARIE BANK RELEASES SEPTEMBER 2009 PILLAR 3 DISCLOSURE DOCUMENT

30 October 2009 - The Macquarie Bank Limited September 2009 Pillar 3 disclosure document was released today on the Macquarie website. These disclosures have been prepared in accordance with the Australian Prudential Regulation Authority (APRA) requirements of Prudential Standard APS 330 Capital Adequacy: Public Disclosure of Prudential Information. This document describes Macquarie's risk management policies and risk management framework, including the measures adopted in monitoring and reporting within this framework.

The report provides an update to the disclosures contained in the March 2009 and June 2009 Pillar 3 reports, which are available on the Macquarie website www.macquarie.com.

Contacts:

Stuart Green, Macquarie Group Investor Relations	+612 8232 8845
Paula Hannaford, Macquarie Group Media Relations	+612 8232 4102

This page has been left blank intentionally.


1813

MACQUARIE BANK
PILLAR 3 DISCLOSURES
SEPTEMBER 2009

MACQUARIE BANK

MACQUARIE BANK LIMITED ACN 008 583 542

Cover image: A stylised contemporary version of the Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for Macquarie.

Macquarie Bank Limited

Pillar 3 Disclosures
September 2009

Introduction

Macquarie Bank Limited (MBL) is an Authorised Deposit-taking Institution (ADI) regulated by the Australian Prudential Regulation Authority (APRA). MBL is accredited under the Foundation Internal Ratings Based Approach ('FIRB') for credit risk, the Advanced Measurement Approach ('AMA') for operational risk, the internal model approach for market risk and the internal model approach for interest rate risk in the banking book. These advanced approaches place a higher reliance on a bank's internal capital measures and therefore require a more sophisticated level of risk management and risk measurement practices.

MBL's accreditation requires compliance with APRA Prudential Standard APS 330: Capital Adequacy: Public Disclosures of Prudential Information (APS 330). MBL made its first disclosure in accordance with APS 330 as at 30 September 2008. This report details MBL's APS 330 disclosures as at 30 September 2009 together with the 31 March 2009 comparative.

This report describes Macquarie's risk management policies and risk management framework and the measures adopted to monitor and report within this framework. Detailed in this report are the major components of capital structure, the key risk exposures and the associated capital requirements. The key risk exposures are credit risk (including securitisation exposures), market risk, operational risk and equity risk. Each of these risks are individually discussed in later sections of this report where the individual risk components, measurement techniques and management practices are detailed.

The current Macquarie Banking Group capital ratios and relevant comparatives are set out in the table below.

Capital Ratios	30 September 2009	31 March 2009
Level 2 Macquarie Banking Group Tier 1 capital ratio	11.7%	11.4%
Level 2 Macquarie Banking Group Total capital ratio	13.6%	14.4%

The Macquarie Banking Group capital ratios are well above the regulatory minimum capital ratios required by APRA, and the Board imposed internal minimum capital requirement.

1.0 Overview

1.1 Scope of Application

MBL, as an approved ADI, is required to comply with the disclosure requirements of APS 330 on a 'Level 2' basis, as described below.

1.1.1 Macquarie Regulatory Group

The regulatory consolidated group is different to the accounting consolidated group and identifies three different levels of consolidation as illustrated below:



LEVEL 3
LEVEL 2
LEVEL 1
Non Operating Holding Company (NOHC) Macquarie Group Limited
BANK HOLDCO Macquarie B.H Pty Ltd
NOHC SERVICE CO Macquarie Group Services Australia Pty Ltd
NON BANK HOLDCO Macquarie Financial Holdings Ltd
BANK Macquarie Bank Limited
UK Bank Macquarie Bank International
ELEs
NON ELEs
Entities deconsolidated for regulatory purposes
Fund Managers
Mortgage SPVs
Insurance/Non Financial Ops

Reporting levels are in accordance with APRA definitions contained in Prudential Standard APS 110: Capital Adequacy (APS 110).

MBL and certain subsidiaries which meet the APRA definition of Extended Licensed Entities (ELE) are reported to APRA as 'Level 1'. 'Level 2' consists of MBL, its subsidiaries and its immediate parent (Macquarie BH Pty Limited) but excluding certain subsidiaries of MBL which are required by APRA to be deconsolidated for APRA reporting purposes. Equity investments into these entities by the Level 2 group are required to be deducted from capital under the APRA Prudential Standard APS 111: Capital Adequacy: Measurement of Capital (APS 111). The subsidiaries which are deconsolidated for regulatory purposes include mortgage special purpose vehicles (SPVs) and entities conducting insurance, funds management and non-financial operations. These deconsolidated entities result in the Macquarie Level 2 group for regulatory purposes differing from the MBL Group for accounting purposes. Therefore, the disclosures made in this report are for a different group of entities to those made in the Macquarie Banking Group financial statements. A list of entities deconsolidated for Level 1 and Level 2 reporting purposes is included in Appendix 2.

References in this report to Macquarie or Banking Group refers to the Level 2 regulatory group as described above. Unless otherwise stated, all disclosures in this report represent the Level 2 regulatory group.

MBL is part of the larger Macquarie Group, which includes Macquarie Group Limited (MGL) and its subsidiaries (referred to as 'Level 3'). APS 330 does not require disclosures relating to the 'Level 3' Group, however, some limited Level 3 disclosures are made in this report (refer section 4.0).

Comments on policies in this report generally reflect policies adopted across the MGL Group, unless it is stated that the policies are specific to any one part of the group.

The Macquarie Group includes one other licensed bank. Macquarie Bank International Limited (MBI), a subsidiary of MBL, is a licensed bank in the United Kingdom and is regulated by the Financial Services Authority (FSA). MBI received its Part IV permission to conduct banking business from the FSA in February 2008. The disclosures in this report relate to the Level 2 Macquarie Banking Group however, they constitute comparable disclosures for MBI for the purposes of FSA BIPRU 11: Disclosure (Pillar 3).

1.0 Overview (continued)

1.2 Frequency

The qualitative disclosures in this report are required to be updated on an annual basis and more frequently if significant changes to policies are made. This report has been updated as at 30 September 2009 and policies disclosed within are effective at this time. The capital adequacy and summarised credit risk exposure quantitative disclosures are published on a quarterly basis. All other quantitative disclosures are published semi-annually in conjunction with Macquarie's half year (30 September) and annual (31 March) reporting cycles.

1.3 Report Conventions

The disclosures in this report are not required to be audited by an external auditor. However, the disclosures have been prepared on a basis consistent with information lodged to APRA. This information is subject to an annual review by an external auditor at Macquarie's year end, being 31 March 2010.

Weighted averages have been prepared in this report for certain disclosures as required by APS 330.

All numbers in this report are in Australian Dollars and have been rounded to the nearest million, unless otherwise stated.

The Appendices includes a Glossary of Terms used throughout this document.

1.4 Overview of the Basel II Regulatory Capital Framework

Basel II seeks to increase the sensitivity to risk in the capital calculations and to ensure that this is aligned with an ADI's internal processes for assessing risk. Consequently, there are a number of different approaches to risk calculation that allows use of internal models to calculate regulatory capital. A bank may be accredited to use the advanced approaches when it can demonstrate the integrity and sophistication of its risk management framework. It must also ensure that its internal estimates of risk are fully integrated into corporate governance functions as well as internal calculations of capital. Further to this, the most advanced approaches are available if a bank has sufficient depth and history of default data to enable it to generate its own Probability of Default (PD) estimates based on its own loss experience.

The requirements of Basel II are contained within three broad sections or 'pillars'.

1.4.1 Pillar 1

The first section of the Basel II framework covers the rules by which Risk Weighted Assets (RWA) and capital adequacy must be calculated.

The Standardised approach is broadly similar to the previous Basel I regulation but permits the use of external ratings where available and relevant.

Macquarie has been approved by APRA to apply the FIRB Approach for credit risk capital. This approach utilises the PD and internal rating assigned to the obligor. The exposure is weighted using this internal PD and a Loss Given Default (LGD) value set by APRA. Credit Conversion Factors are applied based on the nature of the exposure.

Operational Risk is calculated using the AMA.

1.4.2 Pillar 2

Pillar 2 (the Supervisory Review Process) of the Basel II framework requires ADIs to make their own assessments of capital adequacy in light of their risk profile and to have a strategy in place for maintaining their capital levels. Macquarie's Internal Capital Adequacy Assessment Process (ICAAP) addresses its requirements under Pillar 2.

The ICAAP is part of Macquarie's overall risk management framework; its key features include:

- Comprehensive risk assessment process;
- Internal assessment of capital adequacy using Macquarie's economic capital model (refer section 4.1);
- Risk appetite setting (refer section 4.2);
- Capital management plans designed to ensure the appropriate level and mix of capital given Macquarie's risk profile; and
- Regular reporting of capital adequacy and monitoring of risk profile against risk appetite.

Macquarie's ICAAP is subject to Board and senior management oversight and internal control review.

1.4.3 Pillar 3

These disclosures have been formulated in response to the requirements of Pillar 3 of the Basel II Framework. APRA has laid down the minimum standards for market disclosure in its APS 330.

This report includes a breakdown of both on and off-balance sheet exposures, and RWA. The report consists of sections covering:

- Risk Management Framework
- Capital Management
- Credit Risk
- Market Risk
- Securitisation
- Equity Risk and
- Operational Risk

2.0 Risk Management Policies and Objectives

2.1 Risk Management Framework

Risk is an integral part of Macquarie's businesses. The main risks faced by Macquarie are market risk, equity risk, credit risk and operational risk.

Primary responsibility for management of these risks resides with the individual businesses that originate risk with business heads responsible for identifying risks within their businesses and ensuring that they are managed appropriately. The Risk Management Group (RMG) is responsible for ensuring appropriate assessment and monitoring of these risks.

RMG is independent of all other areas of Macquarie. The Head of RMG is a member of the Executive Committee of MGL and MBL and reports to the Chief Executive Officers of MBL and MGL with a secondary reporting line to the Board Risk Committee. RMG exercises centralised prudential management and ensures risks are assessed consistently across the Group. RMG is mandated with identifying, quantifying and assessing all risks and setting appropriate prudential limits consistent with the risk appetite of the Group. Where appropriate, these limits are approved by the Executive Committee and the Boards. RMG's authority is required for all material risk acceptance decisions.

2.2 Risk Governance Structure

Risk management is sponsored by the Board and is a top priority for senior management. The Board oversees the risk appetite and profile of Macquarie and ensures that business developments are consistent with the risk appetite and goals of Macquarie. There are three board committees that assist the Board in ensuring that appropriate focus is placed on the risk management framework at both the Banking Group and MGL Group level:

- The Board Risk Committee (BRC) has responsibility for ensuring an appropriate risk management framework - including the establishment of policies for the control of risk, is in place. The BRC receives information on the risk profile of Macquarie, breaches of the policy framework and external developments which may have an impact on the effectiveness of the risk management framework. It also approves significant changes to Risk Management policies and framework;
- The Board Audit and Compliance Committee (BACC) has responsibility for monitoring compliance with the risk management framework approved by the BRC for internal control and compliance matters. In this role, the BACC monitors the effectiveness of the Internal Audit, Compliance and Credit Assurance functions;
- The Board Corporate Governance Committee has responsibility for governance matters.

Committees exist at the executive management level to ensure that the necessary expertise is focused on specific risk areas. Executive Committees and Operation Review Committees operate at both the Banking Group and MGL Group level and focus on performance, strategic issues and operational matters. Beneath this level, other committees of senior specialists have been established to focus on specific risks as appropriate (such as the Market Risk Committee, Asset and Liability Committee).

Risk Management Group Structure:



Board of Directors
Managing Director
Head of RMG
Board Audit & Compliance Committee
RMG Credit
RMG Prudential, Capital & Markets
RMG Market Risk
RMG Quantitative Applications Division
RMG Operational Risk
RMG Compliance
RMG Internal Audit
– Credit Risk
– Country Risk
– Equity Risk Investments
– Data Policy
– Liquidity Risk
– Economic Capital
– Banking Regulation
– Market Risk
– Independent Model Review
– Operational Risk
– Regulatory Risk
– Reputation Risk
– Independent assessment of design and effectiveness of control framework

2.0 Risk Management Policies and Objectives (continued)

2.3 Internal Audit

RMG Internal Audit Division (IAD) provides independent assurance to senior management and the BACC (and through it to the Board) on the adequacy and effectiveness of Macquarie's financial and risk management framework.

IAD achieve this through the application of a risk based audit methodology to review the design and effectiveness of internal controls. The methodology incorporates planning, execution, reporting and the processes for follow up and clearance of agreed management actions.

Audits of each business occur at varying frequencies (audit cycles are between one and three years) depending on the inherent risk rating of the business. Audit findings are reported directly to the BACC, management and the business. Issues raised as part of Internal Audit reviews are actively monitored.

The Head of IAD reports to the BACC, with a further reporting line to the Head of RMG for day to day matters.

Processes within RMG are themselves subject to regular review by Internal Audit. These audits cover the effectiveness of all of the RMG controls designed to identify and monitor exposures relating to credit, market, liquidity, operational and compliance risks.

In addition to the regular review cycle by Internal Audit, the Credit Assurance Function (CAF) provides independent oversight of the quality of credit decision making and the credit rating process. This function is described in detail in section 5.2.4.

3.0 Capital Structure

The capital disclosures in this section of the report are calculated in accordance with APRA requirements under Pillar 1 of the Basel II Framework.

3.1 Total Available Capital

The Macquarie Banking Group capital supply is detailed in the table below.

APS 330 Table 2

	30 September 2009 $m	31 March 2009 $m
Tier 1 capital		
Paid-up ordinary share capital	**5,250**	4,560
Reserves	**186**	190
Retained earnings	**1,070**	882
Innovative Tier 1 capital	**465**	915
Gross Tier 1 capital	**6,971**	6,547
Deductions from Tier 1 capital:		
Goodwill	**135**	162
Deferred tax assets	**426**	53
Changes in the ADI's own creditworthiness on banking book liabilities	**21**	340
Intangible component of investments in non-consolidated subsidiaries and other non-Level 2 entities	**139**	128
Loan and lease origination fees and commissions paid to mortgage originators and brokers	**142**	170
Holding of own Tier 1 capital instruments agreed with APRA	**–**	127
Other Tier 1 capital deductions	**197**	357
Deductions from Tier 1 capital only	**1,060**	1,337
Other 50/50 deductions from Tier 1 capital:		
Non-subsidiary entities exceeding prescribed limits (50%)	**119**	112
Non-consolidated subsidiaries (50%)	**283**	274
All other deductions relating to securitisation (50%)	**70**	74
Shortfall in provisions for credit losses (50%)	**256**	294
Other 50/50 deductions from Tier 1 capital (50%)	**137**	172
Total 50/50 deductions from Tier 1 capital	**865**	926
Total Tier 1 capital deductions	**1,925**	2,263
Net Tier 1 capital	**5,046**	4,284
Tier 2 capital		
Upper Tier 2 capital:		
Excess Tier 1 capital instruments	**–**	204
Other Upper Tier 2 capital	**126**	86
Lower Tier 2 capital:		
Term subordinated debt	**1,527**	1,941
Gross Tier 2 capital	**1,653**	2,231
Deductions from Tier 2 capital:		
Holding of own Tier 2 capital instruments agreed with APRA	**–**	204
50/50 deductions from Tier 2 capital	**865**	926
Total Tier 2 capital deductions	**865**	1,130
Net Tier 2 capital	**788**	1,101
Total capital base	**5,834**	5,385

3.0 Capital Structure (continued)

3.2 Tier 1 Capital

Tier 1 capital is defined in paragraphs 17 to 22 of APS 111.

Macquarie's Tier 1 capital consists of ordinary share capital, retained earnings, certain reserves, and innovative Tier 1 capital, being Macquarie Income Securities (MIS) and Macquarie Income Preferred Securities (MIPS). MIS and MIPS are included as Tier 1 capital subject to APRA imposed limits with any excess included as Upper Tier 2 capital.

Ordinary share capital was increased by $200 million in April 2009 and $475 million in September 2009. This capital injection from the Bank's parent entity was transacted to increase the Bank's ability to take advantage of investment opportunities as they arise.

Reserves included in Tier 1 capital are the share based payment reserve and foreign currency translation reserve.

Innovative Tier 1 capital includes MIS and MIPS. MIS are a perpetual instrument with no conversion rights. MIS were listed for trading on the Australian Stock Exchange (now known as the Australian Securities Exchange) on 19 October 1999 and became redeemable (in whole or in part) at Macquarie's discretion on 19 November 2004. MIS distributions are paid quarterly at a floating rate of BBSW plus 1.7% per.annum and payment is subject to certain conditions including profitability of the Bank.

MIPS were issued when the London branch of the Bank issued 7,000 reset subordinated convertible debentures, each with a face value of £50,000, to Macquarie Capital Funding LP, a controlled entity of the Bank. The convertible debentures currently pay a fixed return of 6.177% until April 2020. On 11 September 2009, £307.5 million of MIPS owned by entities associated with Macquarie were redeemed and on 29 September 2009, £307.5 million of reset convertible debentures issued by Macquarie Bank's London Branch were subsequently redeemed. As at 30 September 2009, Macquarie Bank had £42.5 million of MIPS on issue which are held by parties not associated with Macquarie.

3.3 Tier 2 Capital

Tier 2 capital is defined in paragraphs 24 to 29 of APS 111.

Macquarie's Upper Tier 2 capital consists of the portion of MIS and MIPS not eligible for inclusion in Tier 1 capital (as detailed in section 3.2 above) and a portion of equity reserves.

Lower Tier 2 capital consists of subordinated debt issued to financial institutions, subject to limits imposed by APRA based on Tier 1 capital. Repayment of this debt is subordinated to the claims of depositors and other creditors but rank ahead of equity instruments.

3.4 Restrictions on capital

Various restrictions or costs exist on the transfer of capital within the Macquarie accounting consolidated Group. For example:

- Licensed entities such as Australian Financial Services Licensed (AFSL) entities are required to maintain minimum capital requirements to comply with their licence. Macquarie seeks to maintain a sufficient level of capital to ensure compliance with these regulations.
- Where retained earnings are transferred from related entities, tax costs may be payable on repatriation which may reduce the actual amount of available capital.
- As an ADI, Macquarie is subject to the prudential limits imposed by APRA Prudential Standard APS 222: Associations with Related Entities (APS 222).
- RMG also manage and monitor internal limits on exposures to related entities which, combined with APRA's prudential limits, seek to minimise contagion risk.

4.0 Capital Adequacy

4.1 Capital Management

Macquarie's capital management strategy is to maximise shareholder value through optimising the level and use of capital resources, whilst also providing the flexibility to take advantage of opportunities as they may arise.

The capital management objectives are to:

- continue to support Macquarie's credit rating;
- ensure sufficient capital resources to support Macquarie's business and operational requirements;
- maintain sufficient capital to exceed externally imposed capital requirements; and
- safeguard Macquarie's ability to continue as a going concern.

Macquarie has developed an economic capital model that is used to quantify the MGL Group's aggregate level of risk. The economic capital framework compliments the management of specific risk types such as equity, credit, market and operational risk by providing an aggregate view of the risk profile of the MGL Group.

The economic capital model is used to support business decision-making and has three main applications:

1. Capital adequacy assessment;
2. Risk appetite setting; and
3. Risk-adjusted performance measurement.

Capital adequacy is assessed for both MGL Group and the Banking Group. In each case, capital adequacy is assessed on a regulatory basis and on an economic basis, with capital requirements assessed as follows:

Economic capital adequacy means an internal assessment of capital adequacy, designed to ensure Macquarie has sufficient capital to absorb all but the most extreme losses, thereby providing creditors with the required degree of protection.

Potential losses are quantified using the Economic Capital Adequacy Model (ECAM). These potential losses are compared to the capital resources available to absorb loss. Earnings are also available to absorb losses, however, only a fraction of potential earnings are recognised as a buffer against losses.

APRA has approved Macquarie's ECAM for use in calculating the regulatory capital requirement of the Non-Banking Group. The ECAM is based on similar principles and models as the Basel II regulatory capital framework for banks, as shown in the table below, with both calculating capital at a one year, 99.9% confidence level. This 99.9% confidence level is broadly consistent with the acceptable probability of default implied by Macquarie's credit ratings.

Entity	Economic	Regulatory
MBL	Internal model, covering exposures of the Banking Group	Capital to cover RWA and regulatory deductions, according to APRA's banking prudential standards
MGL	Internal model, covering all exposures of the Group	Bank regulatory capital requirement plus economic capital requirement of the Non-Banking entities

4.0 Capital Adequacy
(continued)

Risk[1]	Basel II	ECAM
Credit	Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. LGD)	Capital requirement determined by Basel II formula, with internal estimates of some parameters
Equity	Simple risk-weight approach or deductions. Capital requirement between 24% and 50% of face value[2]	Extension of Basel II credit model to cover equity exposures. Capital requirement between 36% and 82% of face value; average 51%
Market	3 times 10 day 99.9% Value at Risk (VaR) plus a specific risk charge	Scenario-based approach. Greater capital requirement than under regulatory regime
Operational	Basel II Advanced Measurement Approach	Basel II Advanced Measurement Approach

1 The ECAM also covers risk on assets held as part of business operations, for example, fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures as well as non traded interest rate risk.

2 Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposures are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement.

The regulatory capital adequacy of the MGL Group is shown below. The capital adequacy results are reported to the MGL Board and senior management on a regular basis, together with projections of capital adequacy under a range of scenarios.

Macquarie Group Limited – Regulatory Capital Position (30 September 2009)


Minimum Regulatory Capital Requirement
Buffer for Volatility, Growth and Strategic Flexibility
Regulatory Capital Position as at 30 September 2009
Banking Group
Non-Banking Group
Capital Surplus
0
1
2
3
4
5
6
7
8
9
10
11
12
$Ab

4.2 Risk Appetite Setting

Macquarie's risk appetite is expressed through the risk limit framework. This consists of the specific risk limits given to various businesses and products or industry sectors and also a Global Risk Limit which constrains the aggregate level of risk. The Global Risk Limit is set to protect earnings and ensure Macquarie emerges from a downturn with sufficient capital to operate.

Aggregate risk is broken down into two categories:

- Business risk, meaning decline in earnings through deterioration in volumes and margins due to market conditions; and
- Potential losses, meaning potential credit losses, write-downs of equity investments, operational risk losses and losses on trading positions.

Business risk is captured via a group-wide scenario analysis process that produces an assessment of earnings capacity in a severe downturn scenario. This downturn scenario analysis is conducted as part of the annual strategy review process and considers the operating leverage of each business area in conjunction with revenue estimates under this stressed scenario. The results are endorsed by Executive Committee and reported to the MGL Board.

Potential losses are quantified using a version of the Economic Capital Model. These losses are compared to downturn earnings plus surplus regulatory capital.

A principal use of the risk appetite test is in setting the Equity Risk Limit (ERL). This limit constrains Macquarie's aggregate level of risk arising from principal equity positions, managed fund holdings, property equity investments, lease residuals and other equity investments. Any increases in the ERL are sized to ensure that even under full utilisation of this limit and allowing for growth in other risk types, the requirements of the risk appetite test will be met.

4.3 Risk-adjusted Performance Measurement

At Macquarie, proposals for all significant new deals, products and businesses must contain an analysis of risk-adjusted returns, using the methodology set out by RMG. These returns are a key metric considered together with other relevant factors by Executive Committee and the Board in assessing these proposals and thus are one element of discipline in the risk acceptance process.

Risk-adjusted performance metrics for each business unit are prepared on a regular basis and reviewed by senior management and the Board. Risk-adjusted performance metrics for each business unit are a significant input into performance based remuneration.

4.0 Capital Adequacy (continued)

4.4 Risk Weighted Assets

RWA are a risk based measure of exposures used in assessing overall capital usage of the Banking Group. When applied against eligible regulatory capital the overall capital adequacy is determined. RWA are calculated in accordance with APRA Prudential Standards.

The table below sets out the RWA exposures for the MBL Group.

APS 330 Table 3

Macquarie Banking Group	30 September 2009 RWA $m	31 March 2009 RWA $m
Credit risk - RWA		
Subject to FIRB approach		
Corporate	12,919	9,901
Sovereign	598	36
Bank	2,860	1,134
Residential mortgage	1,927	1,952
Qualifying revolving retail	-	-
Other retail	869	680
Other	-	-
Total RWA subject to FIRB approach **	**19,173**	13,703
Specialised lending exposures subject to slotting criteria*	**2,019**	3,101
Subject to Standardised approach		
Corporate	4,163	3,504
Sovereign	-	-
Bank	-	-
Residential mortgage	198	197
Other retail	2,640	2,496
Other	2,654	3,540
Total RWA subject to Standardised approach **	**9,655**	9,737
Credit risk RWA for securitisation exposures	**1,199**	1,074
Total Credit risk RWA	**32,046**	27,615
Equity risk exposures RWA	**1,323**	1,189
Market risk RWA	**1,976**	2,082
Operational risk RWA	**6,565**	5,761
Interest rate risk in the banking book RWA	-	6
APRA Scaling factor (6%) applied to IRB exposures	**1,150**	822
Total RWA	**43,060**	37,475

* Specialised lending exposures subject to supervisory slotting criteria are measured using APRA determined risk weightings.

** Refer to section 6.0 for more details on exposures calculated under the FIRB and Standardised approaches.

Ratios for Tier 1 and Total capital of Macquarie Banking Group and MBI are set out below.

Capital Ratios	**30 September 2009**	31 March 2009
Level 2 Macquarie Banking Group Tier 1 capital ratio	**11.7%**	11.4%
Level 2 Macquarie Banking Group Total capital ratio	**13.6%**	14.4%
Level 1 Macquarie ELE Tier 1 capital ratio	**12.2%**	11.8%
Level 1 Macquarie ELE Total capital ratio	**13.6%**	14.5%
Macquarie Bank International Ltd* Tier 1 capital ratio	**>100%**	>100%
Macquarie Bank International Ltd* Total capital ratio	**>100%**	>100%

* MBI is a licensed bank in the United Kingdom and is regulated by the FSA. Tier 1 and Total capital ratios for MBI are calculated in accordance with Basel II FSA Prudential Standards. MBI has a significant level of excess capital relative to risk exposures to provide flexibility to take advantage of opportunities that may arise.

APRA requires ADIs to have a minimum ratio of capital to risk weighted assets of 8%, with at least 4% of this capital in the form of Tier 1 capital. In addition, APRA imposes ADI specific minimum capital ratios which may be higher than these levels. The Macquarie internal capital policy set by the Board requires capital floors above this regulatory required level.

5.0 Credit Risk Measurement

5.1 Credit Risk Overview

Credit risk is the risk of financial loss as a result of failure by a client or counterparty to meet its contractual obligations. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. In that situation, the credit exposure is a function of the movement of prices over the period of the contract.

Macquarie maintains a comprehensive and robust framework for the identification, analysis and monitoring of its credit risk exposure arising within each business. Key aspects of the framework are detailed below.

5.2 Credit Risk

Macquarie's philosophy on credit risk management reflects the principle of separating prudential control from operational management. The responsibility for approval of credit exposures is delegated to specific individuals.

All approvals reflect two principles:

- a requirement for dual sign-off; and
- a requirement that, above specified limits, all credit exposures must be approved outside the business line proposing to undertake them.

5.2.1 Analysis and Approval of Exposures

MGL and MBL Boards are responsible for establishing the framework for approving credit exposures. The Boards delegate discretions to approve credit exposure to designated individuals within the Group whose capacity to exercise authority prudently has been adequately assessed.

Business units are assigned modest levels of credit discretions. Credit exposures above those levels are assessed independently by RMG and approved by senior management and RMG staff, the CEO and the Boards as required.

Macquarie enforces a strict 'no limit, no dealing' rule; all proposed transactions are analysed and approved by designated individuals before they can proceed.

5.2.2 Macquarie Ratings

All limits and exposures are assigned a Macquarie Group rating (MG rating) on a 1 to 13 scale, which has been developed to correspond broadly with Standard and Poor's (S&P), Fitch's and Moodys' credit ratings. Each MG rating has been assigned a PD derived from the long term average of S&P 1 year default rates for similarly rated obligors. A Loss Given Default percentage (LGD) rate is additionally assigned to each limit and exposure, reflecting the economic loss estimated to result if default occurs, taking into account the security supporting the credit exposure.

Ratings provided by External Credit Assessment Institutions (ECAI) are considered throughout the rating process but are supplementary to the internal rating process. A material deviation between the internal rating and the external rating of any ECAI rated exposure is required to be sufficiently justified.

The table below outlines the internal MG Ratings relative to ECAI ratings.

MG ratings are used to:

- assess the default risk and loss severity of credit exposures for management reporting, credit approval of limits, risk attribution and regulatory purposes;
- assist in credit decisions by providing guidelines and tools that promote a more consistent analytical approach;
- assist in the process of sharing credit knowledge (including knowledge of specialised and unique companies, industries and products);
- provide a basis for disclosing and reporting to investors and the market.

Rating System

Macquarie	S&P	Fitch	Moodys
M1	AAA	AAA	AAA
M2	AA+	AA+	Aa1
	AA	AA	Aa2
	AA-	AA-	Aa3
M3	A+	A+	A1
	A	A	A2
	A-	A-	A3
M4	BBB+	BBB+	Baa1
M5	BBB	BBB	Baa2
M6	BBB-	BBB-	Baa3
M7	BB+	BB+	Ba1
M8	BB	BB	Ba2
M9	BB-	BB-	Ba3
M10	B+	B+	B1
	B	B	B2
	B-	B-	B3
M11	CCC+	CCC+	Caa1
	CCC	CCC	Caa2
	CCC-	CCC-	Caa3
M12	CC	CC	Ca
	C	C	Ca
M13	D	RD/D	C

5.0 Credit Risk Measurement (continued)

Each MG rating band is associated with an estimate of the PD by the counterparty on its financial obligations and provides a consistent measure across the Banking Group. Applicable at either the borrower or transaction level, a rating must be justified and set as part of the credit approval and review process.

The ratings process combines a quantitative analysis by way of scoring of industry specific risk factors and a qualitative assessment based on expert judgement.

For corporate and banking counterparties, Macquarie utilises a number of industry templates to assess the appropriate PD ratings. These industry templates are designed to ensure that Macquarie ratings take into account the different risk factors which affect different industries. Analysts are required to input a range of quantitative and qualitative factors and then consider the MG rating output. At the same time as considering the appropriate MG rating, analysts are also required to consider the appropriate LGD rating. For economic capital purposes, LGDs are stressed estimates, taking into account the security, jurisdiction, seniority and quality of the balance sheet. For regulatory capital, LGDs are determined by APRA.

For sovereign counterparties, Macquarie uses a combination of external ratings to generate the PD ratings. State and municipal counterparties are notched down from the central government rating, where appropriate. Where the credit analysis indicates that credit quality is not as strong as suggested by ECAI, Macquarie will over-ride sovereign ratings downward.

For retail counterparties, PDs and LGDs are assigned to retail pools. Retail exposures are allocated to pools, such that each pool has homogenous risk. PDs and LGDs are calculated using the following methods –

- PDs - calculate the long-run average default rate from the internal default data available for each pool. When internal data is not available in sufficient quantity, external data is used but only in the case where it is relevant to the pool.
- LGDs - consider a downturn scenario and the loss that would be incurred on defaulted loans in each pool.

Macquarie applies a standard definition of default, which is that an item is considered defaulted when it is either (i) 90 days past due or; (ii) unlikely to pay. 'Unlikely to pay' is defined in Macquarie policy based on APRA standards.

All templates and models are validated annually by the Credit Assurance Function (CAF). CAF is an independent function, and the validation tasks are outlined in a detailed framework. Refer to section 5.2.4 for further detail of this function. Annually, CAF undertakes the following:

- review of Corporate, Bank and Sovereign templates
- validation of wholesale PD estimates
- calibration of wholesale LGD estimates
- ratings migration analysis of wholesale PD ratings
- validation of retail PDs
- validation of retail LGDs
- review of retail models.

Macquarie has developed extensive system functionality to support the allocation of internal ratings. This application ensures that all supporting factors and weightings are stored together with the system-generated rating. Approvers have access to all of these details through the credit approval process. Details are also maintained of any rating override which must be accompanied by specific commentary from the credit analyst and which is subject to monthly overview by Credit Team Leaders and annual oversight by CAF.

Macquarie considers that ratings are an integral part of determining the creditworthiness of the obligor. However, Macquarie does not believe that model and template output should replace thorough and thoughtful analysis. In addition to the system details, credit analysts must also provide specific justification of the internal rating as part of their overall credit analysis of each counterparty. Credit approvers consider and approve the internal rating for the counterparty in relation to the size and tenor of their proposed credit limits.

All proposals for significant deals, products and businesses must contain an analysis of risk-adjusted returns, based on the ECAM which for credit exposure is a function of the assessed credit rating (together with other factors such as maturity and estimates of LGD). In assessing these proposals, Executive Committee and the Board consider these returns together with other relevant factors. They therefore form an important element in ensuring the visibility and impact of the MG rating to the overall risk acceptance decision.

Risk-adjusted performance metrics for each business unit are prepared on a regular basis and distributed to senior management and the Board as well as to business units. These performance metrics are also based on calculations of Economic Capital usage and are a significant factor when allocations of performance-based remuneration are determined for each business.

5.2.3 Measuring and Monitoring Exposures

Credit exposures are calculated differently according to the nature of the obligation. Loan assets are reported at full face value whereas derivative contracts are monitored according to both internal and regulatory measures of Potential Credit Exposure (PCE). This form of risk refers to the estimate of the replacement cost of the contract should the counterparty default prior to the maturity of the trade.

Each of these measures is based on mark-to-market values which are reported daily to RMG Credit.

For regulatory purposes, PCE is calculated according to the methodology outlined in the APRA Prudential Standards which combines the revaluation with a percentage of the face value based on the type of contract and the contractual maturity. Credit Equivalent Amount (CEA) exposures are derived from the regulatory PCE figure and are used in daily calculations of Large Exposures in accordance with APRA Prudential Standard APS 221: Large Exposures (APS 221).

The internal measure of PCE is calculated as a function of market movements. These values are assessed by assuming that low probability (worst case) stressed market movements occur and that Macquarie has to go to the market to replace a defaulting deal at the worst possible time during the term of the transaction. The level of stress that is applied to individual markets is reviewed and approved by RMG at least every two years or when volatility or market conditions dictate. Credit limits are set in relation to the internal measure of PCE.

Both the internal and regulatory calculations of exposure relating to derivatives are calculated on a net basis where appropriate legal netting arrangements are in effect. The details of what products can be netted for each counterparty are recorded in legal documentation systems. These systems are tightly integrated into the exposure calculation functionality and serve to ensure that netting is only performed when the legal basis for this has been formally assessed and confirmed.

Where trading gives rise to settlement risk, this risk is normally assessed at full face value of the settlement amount. However, Macquarie utilises a number of market standard clearing mechanisms to ensure that the bulk of settlements are effected on a secured basis or through exchanges where a DVP (delivery vs payment) settlement process is ensured.

Contingent exposures arising from the issuance of guarantees, letters of credit and performance bonds are also reported daily.

On and off-balance sheet exposures are considered together for approval, monitoring and reporting purposes. Credit exposures of all types are calculated and reported daily.

Each business is responsible for calculating their credit exposures to ensure that they stay within credit limits. In addition, these exposures are supplied to RMG Credit on a daily basis for centralised limit monitoring. Any excesses identified are investigated and escalated as appropriate to both business line and RMG management. All reportable excesses are summarised and included in Board reporting semi-annually.

All counterparties with credit exposures are subject to a full annual review to ensure any deterioration is identified and reflected in an adjustment to limits and/or their MG rating. Furthermore, other indicators of deterioration in credit quality are monitored daily, such as share price and credit default swap spread movements, covenant breaches and credit ratings downgrades. Where appropriate, these are reported to senior management and where recoverability is in doubt, appropriate provisions are held.

Macquarie's policies to control credit risk include avoidance of unacceptable concentrations of risk either to an economic sector or to an individual counterparty. Policies are in place to limit large exposures to single counterparties or groups of counterparties. A review of the Credit Portfolio analysing credit concentrations by counterparty, country, risk type, industry and credit quality is carried out and reported to the Boards semi-annually.

5.0 Credit Risk Measurement (continued)

5.2.4 Credit Assurance

The Credit Assurance Function (CAF) is the centralised function within RMG charged with providing assurance and control over the effectiveness of credit risk management throughout Macquarie. This requires close liaison with all divisions to ensure credit risks are understood and properly managed and that credit discretions are being utilised appropriately.

CAF performs the above function by providing oversight and reporting on the quality of the credit decisions being made both within and outside RMG by way of back testing of credit decisions and exercise of discretions and review of ratings downgrades and losses incurred. Oversight and validation of the internal rating system and credit risk estimates for the retail portfolios is conducted through the monitoring of actual defaults and losses against all estimates. Additionally CAF performs annual reviews of ratings template usage, applicability and overrides so as to ensure that the industry templates remain appropriate.

CAF is constituted as a distinct unit within RMG with direct reporting to the Head of Credit. To ensure the independence of CAF, when performing reviews of RMG Credit, CAF will report directly to the Head of RMG, whereas reviews of all other groups within MGL are reported to the Head of Credit. In addition to regular reporting to senior management and the MGL Board, CAF is required to report bi-annually to and have an annual private session with, the BACC.

5.3 Macquarie's Credit Risk Exposures

Credit exposures are disclosed in the following pages dissected by:

- geographic distribution;
- counterparty type;
- maturity profile;
- measurement approach;
- risk weight banding; and
- risk grade.

Disclosures in this section have been prepared on a gross credit exposure basis. Gross credit risk exposure relates to the potential loss that Macquarie would incur as a result of a default by an obligor. The gross credit risk exposures are calculated as the amount outstanding on drawn facilities and the exposure at default on undrawn facilities. The exposure at default is calculated in accordance with APRA Prudential Standards.

Exposures have been based on a regulatory Level 2 group as defined in section 1.1.1. The gross credit risk exposures in this section will differ from the disclosures in the Macquarie financial statements as gross credit risk exposures include off balance sheet exposures but exclude the exposures of subsidiaries which have been deconsolidated for APRA reporting purposes.

The exposures below exclude the impact of:

- netting and credit risk mitigation (discussed in section 8);
- securitisation exposures (discussed in section 9);
- trading book exposures (discussed in section 10); and
- equities exposures (discussed in section 11).

APS 330 Table 4(b)

Portfolio Type	30 September 2009 $m	31 March 2009 $m	Average^ over the 6 months to 30 September 2009 $m
Corporate *	**28,384**	27,430	27,907
Sovereign	**6,418**	370	3,394
Bank	**14,608**	8,375	11,491
Residential Mortgages	**11,200**	11,228	11,214
Qualifying Revolving Retail	**-**	-	-
Other Retail	**4,940**	4,251	4,595
Other **	**4,725**	4,129	4,427
Total Gross Credit Exposure	**70,275**	55,783	63,028

* Includes $1.4 billion (31 March 2009: $3.8 billion) bridging loan to Macquarie's Non Banking Group.

** The major components of "Other" gross credit exposures are Other Debtors $3.5 billion (31 March 2009: $3.2 billion), Unsettled Trades $0.9 billion (31 March 2009: $0.5 billion) and Margin Loans $0.3 billion (31 March 2009: $0.4 billion).

^ Average based on exposures as at 30 September 2009 and 31 March 2009.

APS 330 Table 17(a-c)

Foundation IRB	As at 30 September 2009 Gross Credit Exposure $m	Impaired Facilities# $m	Past Due > 90 days^ $m	Specific Provisions# $m	For the 6 months to 30 September 2009 Charges for Specific Provisions# $m	Write-offs $m
Corporate	22,735	1,222	40	(315)	(94)	(3)
Sovereign	6,418	-	-	-	-	-
Bank	14,608	50	-	(15)	-	-
Residential Mortgage	6,145	51	65	(18)	(5)	-
Qualifying revolving retail	-	-	-	-	-	-
Other retail	2,299	3	-	(1)	(1)	(6)
Other	-	-	-	-	-	-
Total Foundation IRB	52,205	1,326	105	(349)	(100)	(9)

Standardised	Gross Credit Exposure $m	Impaired Facilities# $m	Past Due > 90 days^ $m	Specific Provisions# $m	Charges for Specific Provisions# $m	Write-offs $m
Corporate	5,649	67	16	(16)	(10)	(5)
Sovereign	-	-	-	-	-	-
Bank	-	-	-	-	-	-
Residential Mortgage	5,055	1	34	(1)	-	-
Qualifying revolving retail	-	-	-	-	-	-
Other retail	2,641	41	-	(9)	(1)	(12)
Other **	4,725	345	-	(25)	(4)	-
Total Standardised	18,070	454	50	(51)	(15)	(17)
Total	70,275	1,780	155	(400)	(115)	(26)

	Balance $m
General reserve for credit losses ^^	122

^ In accordance with APRA prudential definitions, Past Due do not form part of Impaired Facilities as they are well secured.

** The major components of "Other" gross credit exposures are Other Debtors, Unsettled Trades and Margin Loans.

^^ The General reserve for credit losses is equivalent to the net collective provisions for regulatory purposes after tax.

In accordance with APS 330 paragraph 5, the table above excludes securitisation exposures. Macquarie has impaired securitisation facilities of $183 million, and specific provisions of $155 million as at 30 September 2009, and charges for specific provisions of $46 million for the 6 months to 30 September 2009.

5.0 Credit Risk Measurement (continued)

To facilitate an understanding of the differences between the MBL consolidated accounting group and the Macquarie Level 2 regulatory group, the table below provides a high level reconciliation between total assets as disclosed in the financial statements and the gross credit exposures disclosed above.

	30 September 2009 $m	31 March 2009 $m
Consolidated MBL Financial Statements Total Assets	**127,791**	130,405
Adjusted for the following:		
Deconsolidated Entities for APRA reporting purposes	**(19,105)**	(21,212)
Segregated funds excluded for APRA reporting purposes*	**(2,664)**	(2,650)
Trading Book Assets assessed for capital in Market Risk calculation	**(22,334)**	(36,562)
Capital Deductions	**(2,000)**	(2,105)
Equity Investments assessed for capital in Equity Risk calculations	**(1,664)**	(1,741)
Derivative financial instruments – positive values**	**(21,110)**	(26,744)
Other	**(3,969)**	(276)
Total Gross On Balance Sheet Exposures	**54,945**	39,115
Off Balance Sheet Exposures**	**15,330**	16,668
Total Gross Credit Exposures	**70,275**	55,783

* Segregated funds represent monies receivable from exchanges or clearing houses on clients' futures trading accounts. Macquarie has no credit exposure to segregated fund assets.

** The gross credit exposure on derivatives is included in the off balance sheet exposure.

5.4 Credit Risk by Geographic Distribution

The credit risk exposures below have been based on a geographical split by domicile of the risk counterparty.

APS 330 Table 4(c)

	30 September 2009 Geographic Distribution					
Portfolio Type	**Asia Pacific $m**	**Australia $m**	**Europe $m**	**North America $m**	**Other * $m**	**Total $m**
Corporate	**740**	**12,560**	**5,751**	**8,337**	**996**	**28,384**
Sovereign	**4**	**5,272**	**625**	**517**	**-**	**6,418**
Bank	**830**	**4,274**	**6,500**	**2,996**	**8**	**14,608**
Residential Mortgages	**3**	**5,380**	**9**	**5,808**	**-**	**11,200**
Qualifying Revolving Retail	**-**	**-**	**-**	**-**	**-**	**-**
Other Retail	**-**	**4,785**	**-**	**155**	**-**	**4,940**
Other	**190**	**3,432**	**571**	**501**	**31**	**4,725**
Total Gross Credit Exposure	**1,767**	**35,703**	**13,456**	**18,314**	**1,035**	**70,275**

* Other consists primarily of exposures to South Africa and South America.

	31 March 2009 Geographic Distribution					
Portfolio Type	Asia Pacific $m	Australia $m	Europe $m	North America $m	Other * $m	Total $m
Corporate	771	13,208	4,725	7,979	747	27,430
Sovereign	4	288	36	42	-	370
Bank	590	984	5,317	1,482	2	8,375
Residential Mortgages	4	5,903	29	5,292	-	11,228
Qualifying Revolving Retail	-	-	-	-	-	-
Other Retail	-	4,251	-	-	-	4,251
Other	166	1,862	1,623	415	63	4,129
Total Gross Credit Exposure	1,535	26,496	11,730	15,210	812	55,783

* Other consists primarily of exposures to South Africa and South America.

5.0 Credit Risk Measurement (continued)

5.5 Credit Risk distribution by Counterparty Type

The credit risk exposures by Basel II risk type ("Portfolio Type") below have been classified on a counterparty split consistent with the MBL financial statements.

APS 330 Table 4(d)

	30 September 2009 Counterparty				
Portfolio Type	**Financial Institution $m**	**Government $m**	**Corporate $m**	**Retail $m**	**Total $m**
Corporate	**8,878**	**274**	**18,384**	**848**	**28,384**
Sovereign	**1,313**	**5,105**	**-**	**-**	**6,418**
Bank	**14,608**	**-**	**-**	**-**	**14,608**
Residential Mortgages	**-**	**-**	**407**	**10,793**	**11,200**
Qualifying Revolving Retail	**-**	**-**	**-**	**-**	**-**
Other Retail	**-**	**-**	**380**	**4,560**	**4,940**
Other	**-**	**571**	**3,872**	**282**	**4,725**
Total Gross Credit Exposures	**24,799**	**5,950**	**23,043**	**16,483**	**70,275**

	31 March 2009 Counterparty				
Portfolio Type	Financial Institution $m	Government $m	Corporate $m	Retail $m	Total $m
Corporate	10,422	350	15,590	1,068	27,430
Sovereign	220	150	-	-	370
Bank	8,375	-	-	-	8,375
Residential Mortgages	-	-	172	11,056	11,228
Qualifying Revolving Retail	-	-	-	-	-
Other Retail	-	-	224	4,027	4,251
Other	-	309	3,399	421	4,129
Total Gross Credit Exposures	19,017	809	19,385	16,572	55,783

5.6 Credit Risk by Maturity Profile

The maturity bandings below have been based upon residual contractual maturity.

APS 330 Table 4(e)

Portfolio Type	30 September 2009			
$m	≤1 year	1 ≤ 5 years	> 5 years	Total
Corporate	13,391	10,990	4,003	28,384
Sovereign	1,411	4,878	129	6,418
Bank	8,151	6,140	317	14,608
Residential Mortgages	1,065	4,787	5,348	11,200
Qualifying Revolving Retail	-	-	-	-
Other Retail	1,168	3,424	348	4,940
Other	4,686	39	-	4,725
Total Gross Credit Exposure	29,872	30,258	10,145	70,275

Portfolio Type	31 March 2009			
$m	≤1 year	1 ≤ 5 years	> 5 years	Total
Corporate	16,213	7,528	3,689	27,430
Sovereign	173	159	38	370
Bank	6,305	1,714	356	8,375
Residential Mortgages	1,050	4,951	5,227	11,228
Qualifying Revolving Retail	-	-	-	-
Other Retail	820	2,097	1,334	4,251
Other	3,582	545	2	4,129
Total Gross Credit Exposure	28,143	16,994	10,646	55,783

6.0 Calculation of Credit Risk Exposures

Macquarie received approval from APRA to use the Basel II Foundation Internal Ratings Based (FIRB) Approach for credit risk for its Corporate, Sovereign and Bank portfolios. Approval for the FIRB approach enables Macquarie to rely on its own internal estimates for some of the necessary credit risk components in determining the capital requirement for a given credit exposure. Internal estimates are used for PD and Maturity, while for non-retail portfolios APRA provided estimates must be used for LGD and Exposures at Default (EAD).

Equally a number of retail businesses have been accredited to use the Basel II Advanced Internal Ratings Based (AIRB) Approach set out in the APRA Prudential Standards, whereby assets are assigned to pools based on both borrower and transaction risk and where the PD and LGD estimates are derived from Macquarie's loss history for asset types in that pool.

Macquarie operates a number of businesses which currently do not qualify for the FIRB approach to credit risk and are therefore given Standardised treatment for capital calculations. The majority of these businesses are relatively new and have not incurred a statistically significant loss history that would justify PD estimates. These businesses will be re-assessed in coming years to determine if a change in treatment can be substantiated.

Other businesses will remain Standardised either because they are in run-off or have been approved by APRA as a specific carve-out from the FIRB methodology. The obligors in these portfolios are not rated by any of the recognised ECAI (S&P, Moody's & Fitch) as they are primarily composed of individual borrowers or small businesses. Consequently these exposures are risk-weighted at 100%.

Summary of the applicable FIRB or Standardised treatment to the Macquarie credit portfolios set out in the table below.

Exposure Type	Approach	Migration to FIRB	FIRB Ratings Approach
All credit exposures to Corporate, Bank and Sovereign counterparties.	FIRB		MG rating is mapped to the S&P ratings scale. S&P historical default data is used to estimate a PD for each rating grade.
All exposures subject to Supervisory Slotting Treatment.	FIRB		Exposures are pooled based on MG ratings with APRA determined risk weights assigned to each pool.
Auto and equipment lease exposures in Australia.	FIRB		Through-the-cycle PDs and LGDs based on historic data.
Exposures to mortgage insured prime residential mortgages in Australia.	AIRB		Loans are pooled according to key risk drivers loan-to-value ratio, documentation type, loan purpose and balance-to-loan ratio. A PD for each pool is estimated using the historical average default rate. An adjustment is made to convert it into a through-the-cycle PD. LGD's are estimated using a scenario approach that assumes a market value decline, distressed sale discount and selling costs to estimate the recoverable value on each loan. The regulatory floor of 20% applies to the LGD in each pool.
Exposures to prime residential mortgages in the USA. Loans with higher loan-to-value ratios have mortgage insurance.	AIRB		A PD for each loan is estimated using assumptions based on Fitch RMBS ratings criteria. The key risk drivers are loan-to-value ratio and FICO score. Adjustments are also made for other variables such as documentation type and loan purpose. Loans are then pooled according to loan-to-value and FICO score. PDs are then validated against the portfolios historical average default rates each year. LGDs are estimated using a scenario approach that assumes a market value decline at regional level, distressed sale discount and selling costs to estimate the recoverable value on each loan. The regulatory floor of 20% applies to the LGD in each pool.
All SME exposures. Some secured by commercial property.	Standardised	Not expected – APRA have approved a carve-out from FIRB for this portfolio.	N/A
Exposures to mortgage insured prime residential mortgages in Canada.	Standardised	Sufficient historical data is not available. 5 yrs history will be available in 2010.	Mortgage insurance is provided by a corporate and government insurer. In the event of wind up of the corporate insurer, the Canadian government will guarantee 90% of any insurance claims. Accordingly, the remaining 10% of exposures to the Corporate insurer is risk weighted.
Credit card exposures in Australia.	Standardised	Sufficient historical data is not available. 5 yrs history will be available in 2012.	N/A
Personal loan exposures in Australia.	Standardised	Portfolio is in run-off. No migration planned.	N/A
Margin loan exposures in Australia.	Standardised		A 20% risk-weight prescribed in APS113: Internal Ratings-based Approach to Credit Risk is applied.
Retail investment loan exposures. The majority are capital protected.	Standardised	Sufficient historical data is not available.	N/A

6.0 Calculation of Credit Risk Exposures (continued)

6.1 Credit Risk exposures by measurement approach

The table below sets out the gross exposures by Basel II portfolio class as required by APRA under APS 330.

APS 330 Table 4(i)

Portfolio Type	30 September 2009 $m	31 March 2009 $m
Foundation IRB		
Corporate	**22,735**	22,228
Sovereign	**6,418**	370
Bank	**14,608**	8,375
Residential Mortgage	**6,145**	7,148
Qualifying revolving retail	-	-
Other retail	**2,299**	1,744
Other	-	-
Total Foundation IRB	**52,205**	39,865
Standardised		
Corporate	**5,649**	5,202
Sovereign	-	-
Bank	-	-
Residential Mortgage	**5,055**	4,080
Qualifying revolving retail	-	-
Other retail	**2,641**	2,507
Other	**4,725**	4,129
Total Standardised	**18,070**	15,918
Total Gross Credit Exposure	**70,275**	55,783

The Specialised Lending portfolio subject to supervisory slotting is classified under Corporate and is measured utilising the FIRB approach. PDs and LGDs have been specified by APRA in determining credit exposures for this portfolio. Risk weightings applied to this portfolio are outlined in section 6.2.

6.2 Credit Risk exposures by risk weight

The tables below detail total credit exposures by risk weight bandings for the standardised portfolio and risk weightings for specialised lending and equity exposures.

The disclosure of Standardised exposures below shows gross credit exposures before and after the impact of risk mitigation by collateral and guarantees. The breakdown of collateral is provided in further detail in section 8.2.

APS 330 Table 5(b)

	30 September 2009		31 March 2009	
Standardised Approach Exposures	**Total Gross Credit Exposure $m**	**Gross Credit Exposure mitigated by eligible collateral & guarantees^ $m**	Total Gross Credit Exposure $m	Gross Credit Exposure mitigated by eligible collateral & guarantees^ $m
0% *	**7,739**	**795**	5,015	555
> 0% ≤ 20% **	**292**	**292**	426	426
> 20% ≤ 35%	**-**	**-**	-	-
> 35% ≤ 50%	**357**	**357**	353	353
> 50% ≤ 75%	**-**	**-**	2	2
> 75% ≤ 100%	**9,682**	**8,497**	10,122	9,130
> 100% ≤ 150%	**-**	**-**	-	-
> 150%	**-**	**-**	-	-
Total	**18,070**	**9,941**	15,918	10,466

^ Refer to section 8.2 for details of eligible collateral and guarantees.

* 0% - RWA includes a portion of Canadian Prime Residential Mortgages. These loans are mortgage insured, with the majority guaranteed by the Canadian government.

** 0% ≤ 20% - includes Margin Lending at 20% risk weighting as required by APRA.

FIRB Approach Exposures

Specialised lending exposures subject to supervisory slotting

Risk Weight	**30 September 2009 Total Gross Credit Exposure $m**	31 March 2009 Total Gross Credit Exposure $m
70%	**40**	99
90%	**450**	719
115%	**459**	826
250%	**423**	574
Default *	**1,251**	1,332
Total	**2,623**	3,550

* Default specialised lending exposures are assessed for impairment (refer section 7).

6.0 Calculation of Credit Risk Exposures (continued)

Equity Exposures Risk Weight	30 September 2009 Total Gross Credit Exposure $m	31 March 2009 Total Gross Credit Exposure $m
300%	**157**	81
400%	**213**	237
Total	**370**	318

RWA on equity exposures is detailed in section 11 of this report.

6.3 Exposures by Risk Grade

This section sets out the FIRB gross credit exposures split by PD for Non-Retail portfolios and expected loss (EL) for Retail portfolios.

The tables below provide a breakdown of gross credit exposures into each PD band for the Non-Retail portfolios under the Basel II FIRB classes of Corporate, Bank and Sovereign as shown in section 6.1.

APS 330 Table 6(d)

	30 September 2009 PD Grade							
Non-Retail $m	**0 < 0.03%**	**0.03% < 0.15%**	**0.15% < 0.5%**	**0.5% < 3%**	**3% < 10%**	**10% < 100%**	**Default**	**Total Gross Credit Exposures**
Corporate	1,705	4,458	7,588	4,743	1,979	860	1,402	22,735
Sovereign	6,330	63	21	4	-	-	-	6,418
Bank	5,753	7,490	1,355	1	2	7	-	14,608
Total Gross Credit Exposures	13,788	12,011	8,964	4,748	1,981	867	1,402	43,761

	31 March 2009 PD Grade							
Non-Retail $m	0 < 0.03%	0.03% < 0.15%	0.15% < 0.5%	0.5% < 3%	3% < 10%	10% < 100%	Default	Total Gross Credit Exposures
Corporate	-	7,708	5,251	5,450	1,259	869	1,691	22,228
Sovereign	367	-	-	3	-	-	-	370
Bank	-	7,681	683	2	9	-	-	8,375
Total Gross Credit Exposures	367	15,389	5,934	5,455	1,268	869	1,691	30,973

6.0 Calculation of Credit Risk Exposures (continued)

Included in the above Total Gross Credit Exposures are exposures for undrawn commitments. These undrawn commitment exposures are set out in the following tables.

	30 September 2009 PD Grade							
Undrawn Commitments $m	**0 < 0.03%**	**0.03% < 0.15%**	**0.15% < 0.5%**	**0.5% < 3%**	**3% < 10%**	**10% < 100%**	**Default**	**Total Gross Credit Exposures**
Corporate	-	105	149	182	109	96	110	751
Sovereign	10	-	-	-	-	-	-	10
Bank	-	-	-	-	1	-	-	1
Total Undrawn Commitments	10	105	149	182	110	96	110	762

	31 March 2009 PD Grade							
Undrawn Commitments $m	0 < 0.03%	0.03% < 0.15%	0.15% < 0.5%	0.5% < 3%	3% < 10%	10% < 100%	Default	Total Gross Credit Exposures
Corporate	-	497	115	415	102	180	69	1,378
Sovereign	33	-	-	-	-	-	-	33
Bank	-	9	-	2	3	-	8	22
Total Undrawn Commitments	33	506	115	417	105	180	77	1,433

The tables below provides a breakdown of gross credit exposures into each Expected Loss category for the Retail portfolios under the Basel II classes of Residential Mortgage, Qualifying revolving retail and Other retail as shown in section 6.1.

APS 330 Table 6(d)

	30 September 2009 Expected Loss Categories						
Retail $m	**0 < 0.1%**	**0.1% < 0.3%**	**0.3% < 0.5%**	**0.5% < 3%**	**3% < 10%**	**10% < 100%**	**Total Gross Credit Exposures**
Residential Mortgage	**1,750**	**2,117**	**691**	**1,456**	**-**	**131**	**6,145**
Qualifying revolving retail	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Other retail	**-**	**-**	**1,943**	**352**	**4**	**-**	**2,299**
Total Gross Credit Exposures	**1,750**	**2,117**	**2,634**	**1,808**	**4**	**131**	**8,444**

	31 March 2009 Expected Loss Categories						
Retail $m	0 < 0.1%	0.1% < 0.3%	0.3% < 0.5%	0.5% < 3%	3% < 10%	10% < 100%	Total Gross Credit Exposures
Residential Mortgage	1,874	2,848	1,418	859	-	149	7,148
Qualifying revolving retail	-	-	-	-	-	-	-
Other retail	-	-	1,404	337	-	3	1,744
Total Gross Credit Exposures	1,874	2,848	2,822	1,196	-	152	8,892

6.0 Calculation of Credit Risk Exposures (continued)

Included in the above Total Gross Credit Exposures are exposures for undrawn commitments. These undrawn commitment exposures are set out in the following tables.

	30 September 2009 Expected Loss Categories						
Undrawn Commitments $m	**0 < 0.1%**	**0.1% < 0.3%**	**0.3% < 0.5%**	**0.5% < 3%**	**3% < 10%**	**10% < 100%**	**Total Gross Credit Exposures**
Residential Mortgage	84	52	2	-	-	2	140
Qualifying revolving retail	-	-	-	-	-	-	-
Other retail	-	-	-	-	-	-	-
Total Undrawn Commitments	84	52	2	-	-	2	140

	31 March 2009 Expected Loss Categories						
Undrawn Commitments $m	0 < 0.1%	0.1% < 0.3%	0.3% < 0.5%	0.5% < 3%	3% < 10%	10% < 100%	Total Gross Credit Exposures
Residential Mortgage	93	62	189	16	-	1	361
Qualifying revolving retail	-	-	-	-	-	-	-
Other retail	-	-	-	-	-	-	-
Total Undrawn Commitments	93	62	189	16	-	1	361

7.0 Provisioning

7.1 Impaired Facilities and Past Due

Impaired facilities are financial assets (including both on and off balance sheet exposures) where there is doubt regarding the collectability of some or all of the contractual payments due from a counterparty. The contractual payments include principal outstanding, interest and other related charges.

Exposures will be assessed for impairment where there is objective evidence of impairment. Objective evidence of impairment may include market, economic or legal factors impacting upon the ability of a counterparty to meet their repayment obligations. The assessment process consists of a comparison of the carrying value of the exposure and the present value of its estimated future cash flows (recoverable amount).

The estimation of expected future cash flows takes into consideration:

- external valuations of the asset (taking into account the value of any security held);
- costs of recovery; and
- the timeframe for realisation of recovery and/or sale of security.

The estimated future cash flows are discounted at the original effective interest rate to determine the recoverable amount of the financial asset.

Facilities that are more than 90 calendar days past contractual due date can be classified as either:

- impaired facility if it meets the criteria for impairment as detailed above; or
- past due where the facility is assessed as well secured.

For the purposes of this report, past dues represent the full amount outstanding, not just the amount that is past due.

7.2 Specific Provisions

Facilities that are assessed as impaired are subject to a recoverability test. Specific provisions are calculated in accordance with Australian Accounting Standards and are recognised as the difference between the carrying value of the exposure and the present value of future cash flows, discounted using the original effective interest rate.

7.3 Collective Provisions

Facilities for which no specific provision is required are assessed collectively for impairment. Collective provisions are calculated in accordance with Australian Accounting Standards and are representative of credit losses that have been incurred but not yet specifically identified. For wholesale facilities, the collective provision calculation applies the PD and LGD estimates to the EAD. For portfolio managed facilities assets are placed into portfolios with similar characteristics and assessed against parameters based on historical loss experience. The historic loss experience is adjusted, where appropriate, for current circumstances, trends and conditions which may affect portfolio recoverability over a period of time.

7.4 Expected Loss

EL represents the estimated future credit losses expected to be incurred in a portfolio. Similar to collective provisions, EL is calculated as a function of the outstanding exposure, PD and LGD. LGDs are defined by APRA for Corporate, Bank, Sovereign and Specialised Lending exposures. For the remaining IRB exposures for which EL is required to be calculated, the LGD is based on historical loss experience across a full credit cycle over the full life of a facility.

The difference between EL and eligible provisions is required by APRA to be deducted from capital, 50% from Tier 1 capital and 50% from Tier 2 capital. Eligible provisions include specific provisions and collective provisions, net of deferred tax assets. As at 30 September 2009, the total EL was $959 million (31 March 2009: $1,122 million), with the excess of EL over eligible provisions resulting in a Tier 1 deduction of $256 million (31 March 2009: $294 million) and a Tier 2 deduction of $256 million (31 March 2009: $294 million).

7.0 Provisioning (continued)

7.5 Impaired facilities and specific provisions reconciliation

The disclosures of impaired facilities in the report are presented on a basis consistent with APS220 Credit Quality. APS220 applies a broader definition of impaired facilities then the definition applied by Australian Accounting Standards. The reconciliation of the APS220 impaired facilities to MBL consolidated financial statements – impaired loans and other financial assets is provided below:

	As at 30 September 2009		As at 31 March 2009	
	Impaired Facilities $m	**Specific Provisions $m**	Impaired Facilities $m	Specific Provisions $m
Total - APS220 impaired facilities	**1,963**	**555**	1,937	567
Impaired debt investment securities *	**(183)**	**(155)**	(188)	(137)
Impaired loans without provisions **	**(287)**	**0**	(248)	0
Impaired derivative gross up ***	**(31)**	**0**	(86)	0
Real estate acquired through security enforcement ^	**(285)**	**0**	(53)	0
Off balance sheet exposures	**(23)**	**0**	(11)	0
Other exposures	**(5)**	**8**	(11)	(7)
Total - Impaired Loans & Other Financial Assets with specific provisions for impairment per MBL Consolidated Financial Statements	**1,149**	**408**	1,340	423

* Previously footnoted in Pillar 3 disclosures, disclosed separately in MBL consolidated financial statements. These exposures are included in "Foundation IRB – Other" in other tables in this section.

** This includes predominantly secured real estate exposures where no loss is anticipated, and are not impaired in the MBL consolidated financial statements. Collective provisions of $29 million ($36 million as at 31 March 2009) relating to these exposures which are treated as specific provisions for regulatory purposes, are not presented in this table (refer to section 7.8).

*** Presented on a net basis in MBL consolidated financial statements and on a grossed up basis for Prudential Standard APS220. This is included in "Foundation IRB – Corporate" in other tables in this section.

^ Classified as Other Assets in the MBL consolidated financial statements. This is included in "Standardised – Other" in other tables in this section.

7.6 Provisions by Counterparty Type

The table below details impaired facilities, past dues and specific provisions.

APS 330 Table 4(f)

	As at 30 September 2009			As at 31 March 2009		
	Impaired Facilities	**Past Due >90 days^**	**Specific Provisions**	Impaired Facilities	Past Due >90 days^	Specific Provisions
Foundation IRB	**$m**	**$m**	**$m**	$m	$m	$m
Corporate	**1,222**	**40**	**(315)**	1,453	19	(336)
Sovereign	**-**	**-**	**-**	-	-	-
Bank	**50**	**-**	**(15)**	61	-	(20)
Residential Mortgage	**51**	**65**	**(18)**	50	86	(17)
Qualifying revolving retail	**-**	**-**	**-**	-	-	-
Other retail	**3**	**-**	**(1)**	8	-	(5)
Other #	**183**	**-**	**(155)**	188	-	(137)
Total Foundation IRB	**1,509**	**105**	**(504)**	1,760	105	(515)
	Impaired Facilities	**Past Due >90 days^**	**Specific Provisions**	Impaired Facilities	Past Due >90 days^	Specific Provisions
Standardised	**$m**	**$m**	**$m**	$m	$m	$m
Corporate	**67**	**16**	**(16)**	39	44	(13)
Sovereign	**-**	**-**	**-**	-	-	-
Bank	**-**	**-**	**-**	-	-	-
Residential Mortgage	**1**	**34**	**(1)**	17	34	(11)
Qualifying revolving retail	**-**	**-**	**-**	-	-	-
Other retail	**41**	**-**	**(9)**	25	-	(7)
Other *	**345**	**-**	**(25)**	96	-	(21)
Total Standardised	**454**	**50**	**(51)**	177	78	(52)
Total	**1,963**	**155**	**(555)**	1,937	183	(567)

^ In accordance with APRA prudential definitions, Past Due do not form part of Impaired Facilties as they are well secured.

FIRB "Other" includes impaired debt investment securities.

* Standardised "Other" Impaired facilities includes other real estate owned subsequent to facility foreclosure.

7.0 Provisioning (continued)

APS 330 Table 6(e)

Foundation IRB	For the 6 months to 30 September 2009 Charges for Specific provisions $m	Write-offs $m	For the 6 months to 31 March 2009 Charges for Specific provisions $m	Write-offs $m
Corporate	**(94)**	**(3)**	(205)	(12)
Sovereign	**-**	**-**	-	-
Bank	**-**	**-**	(12)	-
Residential Mortgage	**(5)**	**-**	(20)	-
Qualifying revolving retail	**-**	**-**	-	-
Other retail	**(1)**	**(6)**	(13)	(2)
Other	**(46)**	**-**	(8)	-
Total Foundation IRB	**(146)**	**(9)**	(258)	(14)

Standardised	Charges for Specific provisions $m	Write-offs $m	Charges for Specific provisions $m	Write-offs $m
Corporate	**(10)**	**(5)**	(13)	-
Sovereign	**-**	**-**	-	-
Bank	**-**	**-**	-	-
Residential Mortgage	**-**	**-**	(1)	-
Qualifying revolving retail	**-**	**-**	-	-
Other retail	**(1)**	**(12)**	(6)	(11)
Other	**(4)**	**-**	(5)	-
Total Standardised	**(15)**	**(17)**	(25)	(11)
Total	**(161)**	**(26)**	(283)	(25)

7.7 Provisions by Geographic Region

The tables below splits impaired facilities, past due and provisions by geographic region. Note that geographic split has been based on the domicile of the risk counterparty.

APS 330 Table 4(g)

	30 September 2009			
Geographic Region	**Impaired Facilities $m**	**Past due > 90 days $m**	**Specific Provisions $m**	**Collective Provisions $m**
Australia	**510**	**100**	**(116)**	**(114)**
Europe	**125**	**17**	**(21)**	**(31)**
North America	**1,233**	**38**	**(361)**	**(47)**
Asia Pacific	**-**	**-**	**-**	**(1)**
Other *	**95**	**-**	**(57)**	**(11)**
Total	**1,963**	**155**	**(555)**	**(204)**

* Other consists primarily of exposures to South America.

	31 March 2009			
Geographic Region	Impaired Facilities $m	Past due > 90 days $m	Specific provisions $m	Collective Provisions $m
Australia	463	130	(95)	(98)
Europe	162	3	(41)	(33)
North America	1,187	50	(345)	(80)
Asia Pacific	-	-	-	(1)
Other*	125	-	(86)	(1)
Total	1,937	183	(567)	(213)

* Other consists primarily of exposures to South America.

7.0 Provisioning (continued)

7.8 General reserve for credit losses

APS 330 Table 17(c)

	30 September 2009 $m	31 March 2009 $m
Collective provisions	**204**	213
Collective provisions treated as specific provisions for regulatory purposes	**(29)**	(36)
Net Collective provisions for regulatory purposes	**175**	177
Tax Effect	**(53)**	(53)
General reserve for credit losses ^^	**122**	124

^^ The General reserve for credit losses is equivalent to the net collective provisions for regulatory purposes after tax.

7.9 Movement in Provisions

The table below shows the movement of provisions over the 6 months to 30 September 2009.

APS 330 Table 4(h)

	$m
Total Provisions as at 31 March 2009	780
Collective Provisions	
Balance at start of the period	213
Written back during the period	(3)
Adjustments for foreign exchange fluctuations	(6)
Total Collective Provisions	**204**
Specific Provisions	**$m**
Balance at start of the period	567
Charge to income statement	161
Loan assets written off, previously provided for	(74)
Recovery of loans previously provided for	(5)
Adjustments for exchange rate fluctuations	(94)
Total Specific Provisions	**555**
Total Provisions as at 30 September 2009	**759**

7.10 Historical Losses

The table below relates only to Macquarie's portfolios measured under the FIRB approach. Regulatory EL is calculated in accordance with APRA Prudential Standard 113: Capital Adequacy: Internal Ratings-based Approach to Credit Risk (APS 113). This disclosure excludes the impact of equities, securitisation and assets measured under the standardised approach.

This table compares actual losses (adjusted for recoveries) for the 6 months to 30 September 2009 to regulatory expected loss.

APS 330 Table 6(f)

	For the 6 month period to 30 September 2009			Average to 30 September 2009
Portfolio Type	**Write-offs $m**	**Charges to Specific Provisions $m**	**Actual Loss $m**	**Regulatory Expected Loss $m**
Corporate	3	92	95	864
Sovereign	-	-	-	-
Bank	-	-	-	9
Residential Mortgage	-	5	5	48
Qualifying revolving retail	-	-	-	-
Other retail	3	1	4	9
Other	-	-	-	-
Total	**6**	**98**	**104**	**930**

	For the 12 month period to 31 March 2009			Average to 31 March 2009
Portfolio Type	Write-offs $m	Charges to Specific Provisions $m	Actual Loss $m	Regulatory Expected Loss $m
Corporate	21	251	272	557
Sovereign	-	-	-	-
Bank	-	20	20	15
Residential Mortgage	-	25	25	29
Qualifying revolving retail	-	-	-	-
Other retail	-	-	-	6
Other	-	2	2	-
Total	21	298	319	607

8.0 Credit Risk Mitigation

8.1 Netting

Netting arises where a single legal obligation is created covering all transactions included in a netting agreement, the most common form of netting which Macquarie applies for these purposes is close-out netting.

Netting is applied to a counterparty balance only when appropriate documentation governing transactions between the Macquarie entity and the counterparty has been entered into. Legal Risk Management has confirmed that it is legally effective to net with that counterparty and the APRA Prudential Standard APS 112: Capital Adequacy: Standardised Approach to Credit Risk (APS 112), has been complied with.

8.1.1 Collateral Valuation and Management

RMG Credit limits are set and the related exposures are calculated at a gross level before taking any collateral into consideration. Typically collateral is required for all but short-dated, vanilla trading activity.

A wide variety of collateral can be accepted depending on the counterparty and the nature of the exposure. Some of the most common forms are charges over:

- Cash or gold deposits
- Debt or equity securities
- Company assets
- Commercial or residential property

Guarantees are frequently requested from banks, parent or associated companies. Relative ratings between the obligor and guarantor are monitored through the capital allocation process as collateral will cease to be eligible if the rating of the guarantor falls below that of the underlying obligor. Collateral taken in the form of tradeable securities is revalued daily by the same application systems which are used to trade those particular products. Credit default swaps are not used as a major form of credit risk mitigation. Macquarie policies ensure that all security is taken in conjunction with a formal written agreement which gives Macquarie direct and unconditional rights over the collateral in the event of default by the obligor.

To mitigate credit risk Macquarie makes frequent use of margining arrangements. In these cases, counterparties post collateral daily in the form of cash or liquid securities to cover outstanding trading positions. Macquarie also engages in reciprocal margining agreements with counterparties under ISDA agreements where the Credit Support Annex can contain provisions whereby margining thresholds will vary in relation to the credit ratings of the respective parties. These thresholds are incorporated into one of the scenarios considered under the MGL Group liquidity policy which assesses the collateral and funding requirements in the event of a credit downgrade. This is part of the general requirement of the MGL Group to be able to meet all obligations for a period of twelve months under both an individual and combined name and systemic challenge. The resultant increase in collateral requirements is included as an outflow in the scenarios - explicitly ensuring that Macquarie has sufficient funding coverage in this event.

Specific protocols surround the acceptance of real estate as collateral. All properties taken as security must be independently valued. Standard instructions exist for the valuation of residential property but specific instructions are given formally and in writing for the valuation of commercial, industrial, retail and all construction and development.

In all cases, valuations whose execution date is greater than 90 days old at the time the property transaction 'settles' on the balance sheet, are not acceptable.

Prior to acceptance of any valuation it must undergo a formal review process by which it is assessed for quality and adherence to policy and standing instructions. The escalation of this review and acceptance process will depend on:

1. The type of property being valued;
2. The dollar value of the property being valued; and
3. The proposed loan-to-value ratio (LVR).

The value of all real estate collateral is assessed regularly and is re-valued where appropriate. The interval between re-valuation is contingent on the type of property, extent of the property's encumbrance, the LVR at origination and the market conditions that have prevailed since the valuation was conducted. All prior claims on the property collateral are recorded and taken into consideration when calculating the available security value.

All details regarding security together with netting/margining rules are recorded in collateral management systems which support the operational control framework.

8.1.2 Wrong Way Risk

Wrong way risk occurs when exposure to the client is adversely correlated with the credit quality of that client. This could arise through transactions where lending to a company or principal was collateralised by its own or related party shares. Macquarie actively considers these matters when approval is given and LGD estimates would be modified to reflect the increased risks associated with this. General wrong way risk can occur when a macroeconomic event affects both the creditworthiness of the counterparty as well as the value of their derivatives position. Once again, the credit assessment process looks to identify these correlations and the LGD values will be adjusted to reflect this relationship. These types of collateral are specifically ineligible under APS 112.

8.2 Exposures Mitigated by Eligible Collateral

Eligible financial collateral is defined in APS 112 as cash, certificates of deposit, bank bills, certain rated debt issues and listed equities. Other eligible collateral include claims secured by commercial or residential real estate (subject to certain APRA imposed restrictions) or eligible financial receivables.

As noted above, Macquarie takes a wide range of collateral of which only a portion is eligible under APS 112. All collateral is recorded in appropriate systems with clear definition by type and eligibility status. Ineligible collateral under APRA standards is excluded from the capital calculation process.

Some types of collateral which are eligible by definition may be determined to be ineligible or adjusted with an appropriate haircut at the time of calculation due to mismatches of maturity or currency between the collateral and the underlying exposures.

For capital adequacy purposes, eligible cash collateral is deducted from the gross credit exposure and this net balance used as the basis of calculating the capital requirement. For non-cash collateral, a regulatory haircut is applied to both the gross credit exposure and the value of the collateral, and these adjusted amounts are used as the basis of calculating the capital requirement.

The tables below shows gross credit exposures by Basel II portfolio (Corporate, Sovereign and Bank) under the FIRB and Standardised approach and the amount of risk exposure which is mitigated by APRA defined eligible collateral, guarantees or credit derivatives. All amounts are in AUD millions.

APS 330 Table 7(b) & (c)

	30 September 2009			
Measurement Approach	**Total Gross Credit Exposure $m**	**Eligible Financial Collateral $m**	**Other Eligible Collateral $m**	**Exposures Covered by Guarantees $m**
Foundation IRB				
Corporate	22,735	105	733	579
Sovereign	6,418	-	-	4,498
Bank	14,608	296	-	393
Total	43,761	401	733	5,470
Standardised				
Corporate	5,649	60	1,087	-
Sovereign	-	-	-	-
Bank	-	-	-	-
Total	5,649	60	1,087	-

	31 March 2009			
Measurement Approach	Total Gross Credit Exposure $m	Eligible Financial Collateral $m	Other Eligible Collateral $m	Exposures Covered by Guarantees $m
Foundation IRB				
Corporate	22,228	357	1,179	1,089
Sovereign	370	-	-	25
Bank	8,375	262	-	372
Total	30,973	619	1,179	1,486
Standardised				
Corporate	5,202	59	1,243	-
Sovereign	-	-	-	-
Bank	-	-	-	-
Total	5,202	59	1,243	-

9.0 Securitisation

9.1 Overview

A securitisation is defined by APRA Prudential Standard 120: Securitisation (APS 120) as 'a structure where the cash flow from a pool is used to service obligations to at least two different tranches or classes of creditors (typically holders of debt securities), with each class or tranche reflecting a different degree of credit risk (i.e one class of creditors is entitled to receive payments from the pool before another class of creditors).'

Macquarie engages in a range of activities in the securitisation market, including playing the following roles:

- Originator, Arranger, Manager and Servicer on Macquarie mortgage and auto and equipment finance securitisation programs;
- Lead Manager on a large number of Macquarie originated and third party securitisations;
- Swap Counterparty to a large number of Macquarie originated and third party securitisations;
- Warehouse facility provider to several third-party originators;
- Liquidity facility provider to several third-party originators and provider of redraw facilities to all Macquarie Mortgage SPVs; and
- Investor in third-party securitisation transactions.

Macquarie has also established a warehouse SPV that issues and holds Residential Mortgage Backed Securities (RMBS) eligible for repurchase with the RBA.

9.1.1 Securitisation Risk Management

RMG is responsible for overseeing the management of the risk arising from these securitisation activities. RMG approves all securitisation transactions and exposures arising from securitisation activity. RMG Prudential, Capital & Markets (PCM) reviews transactions to ensure compliance with APS 120 and other regulations. RMG Credit sets limits on securitisation exposures and reviews transactions to identify all risks involved. RMG Market Risk reviews market exposures associated with securitisations, such as swaps. Macquarie's primary risk mitigant is the limit framework and approval process governing exposures to securitisations.

Securitisation exposures are measured daily and monitored by RMG Credit. RMG Credit completes an annual review of all securitisation exposures and limits. Regulatory capital is calculated on all securitisation exposures using the available approaches in APS 120 and economic capital is calculated on all securitisation exposures across the Macquarie Banking Group.

Macquarie applies the following advanced approaches to the calculation of regulatory capital for securitisation exposures:

- the Ratings Based approach;
- the Inferred Ratings Based approach; and
- the approach for eligible facilities under APS 120 Attachment D paragraph 37.

If the exposure is not covered by one of the above approaches it is a deduction from capital, although in all cases the capital charge is capped at the on-balance sheet equivalent.

S&P, Moody's and Fitch Ratings have all been used to rate Macquarie securitisations. They have been used to rate notes and commercial paper issued by Macquarie securitisation and Commercial Paper programs.

9.1.2 Accounting for Securitisation

Securitisation transactions undertaken by Macquarie are accounted for in accordance with Australian Accounting Standards (AAS). As noted above, securitised positions are managed in a number of SPVs.

Where these SPVs are deconsolidated for regulatory purposes under APS 120, they still need to be assessed under AAS to determine whether these SPVs should be considered part of the consolidated accounting group.

In Macquarie's case, it has been determined that under accounting rules, Macquarie should consolidate Macquarie mortgage SPVs and auto and equipment finance SPVs. The assets and liabilities in these SPVs detailed in the tables within this section are consolidated into the Macquarie accounting consolidated group. However in most cases, these SPVs are deconsolidated for APRA reporting purposes.

Securitised assets consolidated by Macquarie are held on the balance sheet at amortised cost. Macquarie accounts for securitisation transactions at fair value, which means that no gain or loss is booked on the sale of the mortgage assets to the SPVs.

9.0 Securitisation (continued)

9.2 Securitisation activity

9.2.1 Originating ADI Securitisation Exposures

The table below sets out the assets originated by Macquarie where the exposures have subsequently been securitised.

APS 330 Table 9(d)

	30 September 2009 Total outstanding exposures securitised			
Underlying asset	**ADI originated assets* $m**	**Third party originated assets $m**	**Facilities provided^ $m**	**Other $m**
Residential mortgage	15,583	-	50	-
Credit cards and other personal loans	148	-	-	-
Auto and equipment finance	3,728	-	-	-
Commercial loans	-	-	-	-
Other	-	-	-	-
Total	**19,459**	**-**	**50**	**-**

* Included in the above are assets of $5,278 million in securitisation entities which Macquarie has made an APS 120 Attachment B paragraph 23 election to be included in the Banking Regulatory Group.

^ Included in the above are $11 million of facilities provided to securitisation entities which Macquarie has made an APS 120 Attachment B paragraph 23 election to be included in the Banking Regulatory Group.

	31 March 2009 Total outstanding exposures securitised			
Underlying asset	ADI originated assets* $m	Third party originated assets $m	Facilities provided^ $m	Other $m
Residential mortgage	17,858	-	75	-
Credit cards and other personal loans	-	-	-	-
Auto and equipment finance *	3,913	-	-	-
Commercial loans	-	-	-	-
Other	-	-	-	-
Total	21,771	-	75	-

* Included in the above are assets of $4,924 million in securitisation entities which Macquarie has made an APS 120 Attachment B paragraph 23 election to be included in the Banking Regulatory Group.

^ Included in the above are $5 million of facilities provided to securitisation entities which Macquarie has made an APS 120 Attachment B paragraph 23 election to be included in the Banking Regulatory Group.

9.2.2 Performance of assets securitised

The assets below have been originated and securitised by Macquarie. The table below identifies the total exposures and impairment of these assets.

APS 330 Table 9(e)

	30 September 2009 Total outstanding exposures securitised			
Underlying Asset	**Total outstanding exposure* $m**	**Impaired # $m**	**Past due ^ $m**	**ADI recognised loss from exposures securitised $m**
Residential mortgage	**15,583**	**21**	**177**	**-**
Credit cards and other personal loans	**148**	**-**	**-**	**-**
Auto and equipment finance	**3,728**	**8**	**-**	**-**
Commercial loans	**-**	**-**	**-**	**-**
Other	**-**	**-**	**-**	**-**
Total	**19,459**	**29**	**177**	**-**

* Included in the above are assets of $5,278 million in securitisation entities which Macquarie has made an APS 120 Attachment B paragraph 23 election to be included in the Banking Regulatory Group.

Included in the above are impaired facilities of $11 million in securitisation entities which Macquarie has made an APS 120 Attachment B paragraph 23 election to be included in the Banking Regulatory Group.

^ Included in the above are past due facilities of $34 million in securitisation entities which Macquarie has made an APS 120 Attachment B paragraph 23 election to be included in the Banking Regulatory Group.

	31 March 2009 Total outstanding exposures securitised			
Underlying Asset	Total outstanding exposure* $m	Impaired # $m	Past due ^ $m	ADI recognised loss from exposures securitised $m
Residential mortgage	17,858	8	239	-
Credit cards and other personal loans	-	-	-	-
Auto and equipment finance	3,913	8	-	-
Commercial loans	-	-	-	-
Other	-	-	-	-
Total	21,771	16	239	-

* Included in the above are assets of $4,924 million in securitisation entities which Macquarie has made an APS 120 Attachment B paragraph 23 election to be included in the Banking Regulatory Group.

Included in the above are impaired facilities of $5 million in securitisation entities which Macquarie has made an APS 120 Attachment B paragraph 23 election to be included in the Banking Regulatory Group.

^ Included in the above are past due facilities of $43 million in securitisation entities which Macquarie has made an APS 120 Attachment B paragraph 23 election to be included in the Banking Regulatory Group.

9.0 Securitisation (continued)

9.2.3 Securitisation activity

Over the 6 months to 30 September 2009 and 31 March 2009, Macquarie has undertaken the following securitisation activity.

APS 330 Table 9(j)

	30 September 2009 Book Value of loans sold or originated into securitisation		
Underlying Asset	**ADI originated $m**	**Third party originated $m**	**Recognised gain or loss on sale $m**
Residential mortgage	-	-	-
Credit cards and other personal loans *	148	-	-
Auto and equipment finance	-	-	-
Commercial loans	-	-	-
Other	-	-	-
Total	**148**	-	-

* In accordance with APS 120 Attachment B paragraph 23, assets sold to securitisation entities during the period were brought back onto Macquarie's balance sheet for regulatory purposes.

	31 March 2009 Book Value of loans sold or originated into securitisation		
Underlying Asset	ADI originated $m	Third party originated $m	Recognised gain or loss on sale $m
Residential mortgage	5	-	-
Credit cards and other personal loans	-	-	-
Auto and equipment finance*	977	-	-
Commercial loans	-	-	-
Other	-	-	-
Total	982	-	-

* In accordance with APS 120 Attachment B paragraph 23, assets sold to securitisation entities during the period were brought back onto Macquarie's balance sheet for regulatory purposes.

9.3 Exposures arising from Securitisation Activity

9.3.1 Exposure by Type of Asset

As described in section 9.1, Macquarie also provides various facilities to external securitisation participants and holds other securitisation assets. The table below shows the nature of securitisation exposures as at 30 September 2009 and 31 March 2009.

APS 330 Table 9(f)

Securitisation Exposure Type	30 September 2009 $m	31 March 2009 $m
Liquidity facilities	-	4
Funding facilities	422	1,014
Underwriting facilities	-	-
Lending facilities	-	-
Credit enhancements	-	-
Derivative transactions	716	123
Holdings of securities (excluding trading book)	4,944	1,561
Other	-	-
Total	**6,082**	2,702

9.3.2 Exposure by Risk Weight

This table sets out the aggregate amount of securitisation gross credit exposures and after risk weighting, the RWA by Risk Weight banding.

APS 330 Table 9(g)

	30 September 2009		31 March 2009	
Securitisation Exposure Type	Gross Credit Exposure $m	Risk Weighted Assets $m	Gross Credit Exposure $m	Risk Weighted Assets $m
≤ 25%	5,380	690	1,626	266
>25 ≤ 35%	48	17	20	7
>35 ≤ 50%	409	204	650	325
>50 ≤ 75%	38	28	75	56
>75 ≤ 100%	2	2	115	115
>100 ≤ 650%	65	258	68	305
1250% (Deduction)	140	-	148	-
Total	**6,082**	**1,199**	2,702	1,074

9.0 Securitisation (continued)

9.3.3 Deductions from Capital

The table below highlights securitisation exposures that have been deducted from capital, split by underlying asset class.

APS 330 Table 9(g)

	30 September 2009				31 March 2009			
	Deductions relating to ADI originated assets securitised		Deductions relating to other securitisation exposures		Deductions relating to ADI originated assets securitised		Deductions relating to other securitisation exposures	
Securitisation exposures deducted from capital	Residential mortgage $m	Auto and equipment finance $m	Other $m	Total $m	Residential mortgage $m	Auto and equipment finance $m	Other $m	Total $m
Deductions from Tier 1 capital	3	30	37	70	34	30	10	74
Deductions from Tier 2 capital	3	30	37	70	34	30	10	74
Total	6	60	74	140	68	60	20	148

9.3.4 Securitisation Activity over the 6 months to 30 September 2009.

The tables below summarises securitisation activity over the period by facility type.

APS 330 Table 9(j)

Securitisation type	30 September 2009 Exposure $m	31 March 2009 Exposure $m
Liquidity facilities	-	-
Funding facilities	-	-
Underwriting facilities	-	-
Lending facilities	-	-
Credit enhancements	-	-
Derivative transactions*	65	939
Other	-	-
Total	65	939

* The above exposures have been calculated using the face value or notional amount (derivatives) at the time of the transaction.

10.0 Market Risk

10.1 Market Risk

Market risk is the exposure to adverse changes in the value of Macquarie's trading portfolios as a result of changes in market prices or volatility. Macquarie is exposed to the following risks in each of the major markets in which it trades:

- foreign exchange: changes in spot and forward exchange rates and the volatility of exchange rates;
- interest rates: changes in the level, shape and volatility of yield curves, the basis between different interest rate securities and derivatives and credit spreads;
- equities: changes in the price and volatility of individual equities, equity baskets and equity indices, including the risks arising from equity underwriting activity; and
- commodities: changes in the price and volatility of gold, silver and base metals, agricultural commodities and energy products; and to the correlation of market prices and rates within and across markets.

It is recognised that all trading activities contain calculated elements of risk taking. Macquarie is prepared to accept such risks provided they are independently and correctly identified, calculated and monitored by RMG, and reported to senior management on a daily basis.

10.1.1 Trading Market Risk

RMG monitors positions within Macquarie according to a limit structure which sets limits for all exposures in all markets. Limits are applied at a granular level to individual trading desks and also, through increasing levels of aggregation to divisions and ultimately, the Group. This approach removes the need for future correlations or scenarios to be precisely predicted as all risks are stressed to the extreme, and accounted for within the risk profile agreed for each business and Macquarie in aggregate. Limits are set at levels appropriate to the management of customer trades and underlying business activities. Only limited proprietary trading activity is allowed, primarily centred upon trading around positions that result from customer flows. Limits are approved by members of management with appropriate authority for the size and nature of the risk, and remain the ultimate responsibility of the business. Macquarie adheres to a "no limits, no dealing" policy. If a product or position has not been authorised by RMG, that product or position cannot be traded. Material breaches of the approved limit structure, for both businesses and in aggregate, are communicated monthly to the Board.

RMG sets three complementary limit structures:

- Originator, Arranger, Manager and Servicer on Contingent Loss Limits: Worst case scenarios that shock prices and volatilities by more than has occurred historically. Multiple scenarios are set for each market to capture the non-linearity and complexity of exposures arising from derivatives;
- Position Limits: volume, maturity and open position limits are set on a large number of market instruments and securities in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions; and
- Value at Risk (VaR) Limits: statistical measure that determines the potential loss in trading value at both a business and aggregate level.

The risk of loss from incorrect or inappropriate pricing and hedging models is mitigated by the requirement for all new pricing models to be independently tested by the specialist Quantitative Applications Division within RMG.

10.0 Market Risk (continued)

10.1.2 Aggregate Measures of Market Risk

Aggregate market risk is constrained by two risk measures, Value at Risk (VaR) and the Macro-Economic-Linkages (MEL) scenario. The VaR model predicts the maximum likely loss in Macquarie's trading portfolio due to adverse movements in global markets over holding periods of one and ten days at a given confidence level. The MEL scenario utilises the contingent loss approach to capture simultaneous, worst case contingent loss movements across all major markets. Whereas MEL focuses on extreme price movements, VaR focuses on unexceptional changes in price so that it does not account for losses that could occur beyond the 99 per cent level of confidence. For this reason, stress testing remains the predominant focus of RMG as it is viewed to be the most effective mechanism to reduce Macquarie's exposure to unexpected market events.

10.1.3 Value at Risk Model

VaR provides a statistically based summary of overall market risk in the Group. The VaR model uses a Monte Carlo simulation to generate normally distributed price and volatility paths for approximately 1400 benchmarks, using volatilities and correlations based on three to ten years of historical data. Emphasis is placed on more recent market movements to more accurately reflect current conditions. Each benchmark represents an asset at a specific maturity, for example one year crude oil futures or spot gold. The benchmarks provide a high level of granularity in assessing risk, covering a range of points on yield curves and forward price curves, and distinguishing between similar but distinct assets; for example crude oil as opposed to heating oil, or gas traded at different locations. Exposures to individual equities within a national market are captured by equity specific risk modelling incorporated into the VaR model. The benchmarks are correlated based on the same historical data used to generate the price and volatility paths.

The integrity of the VaR model is tested against daily profit or loss and reported to APRA quarterly.

10.1.4 Macro Economic Linkage Model

MEL scenarios are large, simultaneous, 'worst case' movements in global markets. The MEL scenarios consider very large movements in a number of markets at once, based on Macquarie's understanding of the economic linkages between markets. The MEL scenarios reflect a market 'shock' or 'gap' as opposed to a sustained deterioration.

10.2 Market Risk Capital Requirement

The regulatory capital requirement is based upon:

Value at Risk using a 10 day time horizon at a 99% confidence level. In determining the capital charge required for prudential purposes VaR (excluding Equity Specific risk) is scaled at 3:1 and Equity Specific Risk is scaled at 4:1 in accordance with APRA policy.

Regulatory capital for debt security specific risk is calculated using the APRA standardised method (see section 10.2.2).

The sum of the VaR and debt security specific risk amounts are scaled by 12.5 in accordance with APRA policy and added to the non-banking interest rate risk to arrive at the regulatory capital requirement.

The market risk RWA as at 30 September 2009 is $1,976 million (31 March 2009: $2,082 million).

10.2.1 Value at Risk figures

APS 330 Table 11(d)

	30 September 2009				31 March 2009			
	VaR over the current reporting period				VaR over the previous reporting period			
	Mean value $m	Max value $m	Min value $m	VaR $m	Mean value $m	Max value $m	Min value $m	VaR $m
Commodities	31	44	18	24	26	38	16	29
Equities	12	25	4	14	15	30	10	12
Foreign Exchange	7	18	2	4	16	43	3	4
Interest Rates	20	43	9	14	13	25	7	10
Aggregate	34	52	19	27	32	55	19	27

Note:
The VaR figures are based upon a 10 day time horizon at a 99% confidence level.
The current reporting period relates to a 6 month trading period to 30 September 2009, the previous reporting period relates to the 6 month trading period to 31 March 2009.
The Equities figures incorporate the Equity specific risk amount.

There was one hypothetical trading loss that exceeded the 1-day 99% VaR calculated for the period to 30 September 2009. There were no actual trading losses that exceeded the 1-day 99% VaR during this period.

10.2.2 Debt Security Specific Risk figures

Regulatory capital for Macquarie's debt security specific risk is calculated using the APRA standardised method.

APS 330 Table 10(b)

	30 September 2009 $m	31 March 2009 $m
Debt specific risk	78	77

The specific risks referred to above arise from movements in credit curves in the Macquarie trading book.

10.2.3 Interest Rate Risk in the Banking Book

Macquarie Bank policy is to minimise interest rate risk in the banking book (IRRBB). This policy protects banking book products such as loans and deposits from changes in value caused by interest rate fluctuations. The policy applies to all currencies and yield curves where Macquarie Bank has interest rate exposure.

Interest rate exposures, where possible, are transferred into the trading books of the Fixed Income, Currencies and Commodities Group and managed under market risk limits. The residual risks in the banking book are not material but are nevertheless monitored and controlled by RMG and reported to senior management monthly. Macquarie measures interest rate risk on a monthly basis using an APRA approved repricing gap model with monthly bucketing of exposures. Fixed-rate mortgage prepayment assumptions are used for each market based on historical observation.

The total IRRBB capital is calculated by adding the change in economic value derived from the worst-case of a 200 basis point increase and 200 basis point decrease in interest rates for each currency to the embedded gains and losses (as defined in ARF 117) for each currency.

10.0 Market Risk
(continued)

APS 330 Table 14(b)

Stress testing: interest rate shock applied	30 September 2009 Change in economic value $m	31 March 2009 Change in economic value $m
AUD		
200 basis point parallel increase	**(54.6)**	1.2
200 basis point parallel decrease	**56.2**	(1.2)
CAD		
200 basis point parallel increase	**(2.9)**	(0.4)
200 basis point parallel decrease	**1.8**	0.2
EUR		
200 basis point parallel increase	**0.0**	0.0
200 basis point parallel decrease	**0.0**	0.0
GBP		
200 basis point parallel increase	**0.0**	0.6
200 basis point parallel decrease	**0.0**	(0.5)
USD		
200 basis point parallel increase	**0.1**	0.3
200 basis point parallel decrease	**0.0**	(0.2)
IRRBB regulatory capital requirement – AUD	**0.0**	0.5

Note that the brackets in the above table indicate a loss in economic value due to movements in interest rates.
The IRRBB RWA for 30 September 2009 is $0 million (31 March 2009 is $6.4 million).

11.0 Equity Risk

Equity risk is the exposure to loss arising from banking book equity-type positions. These exposures include:

- holdings in Macquarie – managed funds;
- principal exposures, including direct investments in entities external to Macquarie and assets held for sale;
- property equity, including property trusts and direct property equity investments; and
- other equity, including lease residuals and investment in resource companies.

Macquarie's equity risk positions are managed within the constraints of the Board imposed Equity Risk Limit (ERL). In setting the limit, the Board gives consideration to the level of earnings, capital and market conditions. The ERL is reviewed semi-annually by RMG and the review results are reported to the Executive Committee and the Board.

Concentrations within the equity portfolio are managed by a number of additional limits approved by the Executive Committee and / or Board. These include limits on:

- property equity investments;
- investments in the resource sector;
- lease residuals (by type of leased asset); and
- acquisition of seed assets.

11.1 Accounting for Equity Holdings in the Banking Book

Equity investment positions have varying accounting treatments depending on the nature of the exposure. These include:

- equity accounting for investments in associates;
- available for sale (AVS) equity investments; and.
- investments in subsidiaries and held for sale (HFS) associates held at lower of cost or net realisable value.

Investments in Associates

Equity accounting is applied to investments in which Macquarie has significant influence or joint control. These equity investments are described as Investments in Associates. Equity accounting is applied such that Macquarie's share of its investee's post acquisition profit or losses are recorded in Macquarie's Income Statement. Investments accounted for using equity accounting are subject to recurring review and assessment for possible impairment. At each balance date, if there is an indication that an investment in an associate may be impaired, then the entire carrying amount of the investment in associate is tested for impairment by comparing the recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment losses are recognised in the Income Statement.

Available for sale (AVS) equity investments

Where the equity investment is not subject to the significant influence or joint control of Macquarie, it is held as a direct equity investment. These direct investments are classified as AVS. AVS securities are initially carried at fair value plus transaction costs. Gains and losses arising from subsequent changes in fair value are recognised directly in the AVS reserve in equity, until the asset is derecognised or sold, at which time the cumulative gain or loss will be recognised in the Income Statement.

At each balance sheet date, an assessment is performed to determine whether there is any objective evidence that available for sale financial assets have been impaired. Impairment exists if there is objective evidence of impairment as a result of one or more events (loss event) which have an impact on the estimated future cash flows of the financial asset that can be reliably estimated. For equity securities, classified as AVS, the main indicators of impairment are: significant changes in the market/ economic or legal environment; and a significant or prolonged decline in fair value below cost.

Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (or the securities are unlisted), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Held for sale (HFS) investments

HFS assets include subsidiaries and interests in associates or joint ventures whose carrying amount will be recovered principally through a sale transaction rather than continuing use. The policy of management is to classify these assets as held for sale when it is highly probable that the asset will be sold within the twelve months subsequent to being classified as such. Assets classified as HFS investments are carried at the lower of carrying amount and fair value less costs to sell.

11.0 Equity Risk (continued)

11.2 Equity Investments

The table below details the carrying value of equity investments held by Macquarie, in comparison to the applicable fair value of these equities. The carrying value is stated net of any charge for impairment. The categorisation of listed and unlisted investments is required for APRA regulatory reporting purposes – these include the equity investments under each of the accounting classifications outlined above. Valuations have been based on the requirements of accounting standards.

APS 330 Table 13(b) and (c)

	30 September 2009		31 March 2009	
Equity investments	**Carrying value* $m**	**Fair value ** $m**	Carrying value* $m	Fair value** $m
Value of listed (publicly traded) equities	**587**	**504**	388	274
Value of unlisted (privately held) equities	**1,060**	**1,060**	1,353	1,353
Total	**1,647**	**1,564**	1,741	1,627

* Net of any impairment charges recognised

** Fair value is:

- listed market value for all investments in listed associates
- for all available for sale equity investments, the carrying value after impairment charge is equal to fair value
- carrying value (after any impairment charges) for all unlisted investments in associates

11.3 Capital requirements arising from equity risks

The RWA equivalent of the equity exposures are stated below.

APS 330 Table 13(f)

RWA requirements	30 September 2009 $m	31 March 2009 $m
Equity investments subject to a 300% risk weight	470	242
Equity investments subject to a 400% risk weight	853	947
Total RWA requirement for equity exposures	**1,323**	1,189

Equity investments are subject to the above risk weighting to the extent of an APRA imposed limit. The limit is:

- 0.15% of Macquarie's Level 1 total capital base before deductions for an individual investment; and
- 5% of Macquarie's Level 1 total capital base before deductions for aggregate equity investments.

Equity investments above these limits are taken as capital deductions. As at 30 September 2009 and 31 March 2009, equity investment related deductions are included in the following line items in section 3.1 of this report:

- Other Tier 1 capital deductions
- Non-subsidiary entities exceeding prescribed limits (50%)
- 50/50 deductions from Tier 2 capital

In addition, some other equity exposures are included in the RWA table (refer section 4.4) as 'Subject to Standardised Approach – Other'.

11.0 Equity Risk
(continued)

11.4 Gains and losses on equity investments

APS 330 Table 13(d) and (e)

Gains / (losses) on equity investments	30 September 2009 $m	31 March 2009 $m
Cumulative realised gains / (losses) in 6 months to the period end *	**83**	23
Total unrealised gains / (losses) **	**61**	(102)
Total unrealised gains / (losses) included in Tier 1 / Tier 2 Capital **	**27**	(71)

* Gains/(losses) are defined as proceeds on sale less costs net of provisions.

** Includes gains/(losses) that have not gone through the Income Statement. These are primarily the amounts recognised in the Available for Sale Reserve.

12.0 Operational Risk

Operational risk is an inherent part of Macquarie's business. Operational risk is the risk of loss from inadequate or failed internal processes, people, systems or from external events. This includes the failure or inadequate management of other risk types.

12.1 Macquarie's Operational Risk Capital Framework

Operational Risk Objectives

Macquarie has developed an Operational Risk Management Framework designed to identify, assess and manage operational risks. The framework is also designed to identify and monitor risks and controls, report and escalate information.

Operational Risk Management Process

Macquarie Operational Risk Management Framework includes regular self-assessments, the recording and analysis of internal incidents, the use of indicators and a robust change management process to ensure risks associated with new activities or products are identified, addressed and managed prior to implementation.

Consistent with Macquarie's philosophy of 'Freedom within Boundaries', the Operational Risk Management Framework includes a number of Macquarie wide policies which require a consistent approach and minimum standards on specific operational risk matters. External operational risk events are also monitored in order to learn lessons from other organisations.

Structure and Organisation of the Operational Risk Function

The majority of Macquarie's operational risk staff resides at the business level. These Business Operational Risk Managers (BORMs) are responsible for embedding the management of operational risk within their business and report directly to the relevant business head and also have a dotted reporting line to the Head of RMG Operational Risk.

RMG Operational Risk is a division of RMG and is managed separately from other risk disciplines within RMG. RMG Operational Risk is responsible for ensuring an appropriate framework exists to identify, assess and manage operational risk and that dedicated skilled resources are available to support it. It is also responsible for Macquarie's operational risk capital measurement methodology. In general, Macquarie's operational risk profile increases as a result of greater innovation and is offset by constant gradual adaptation and development of the control environment to new risks. Macquarie's risk profile can also change as a result of external changes such as new legislation or market conditions.

RMG regularly provide reports on the operational risk profile and the effectiveness of the framework to senior management, the BACC and the BRC. The BRC is responsible for establishing an appropriate operational risk management framework and for reviewing Macquarie's operational risk profile and the BACC is responsible for assessing the effectiveness of the group's internal controls.

Structure and Organisation of the Operational Risk Function

Macquarie received APRA approval for use of the AMA for assessing operational risk capital in December 2007. Macquarie's operational risk capital is calculated using a scenario based approach together with statistical modelling of potential losses. Operational risk scenarios identify key risks that, while low in probability, may result in high impact losses. In identifying and quantifying such events, consideration is given to individual statistical distributions for each scenario, external loss data, internal loss data, risk and control factors determined by the operational risk self assessments, and the contribution of expert opinion from businesses. Scenarios are updated when business or market factors indicate, at a minimum annually.

12.0 Operational Risk (continued)

Scenario estimates are then modelled to determine the operational risk component of regulatory capital required to be held by Macquarie at the 99.9th percentile confidence level. Monte Carlo techniques are used to aggregate individual scenario distributions to determine a group-wide operational risk loss distribution.

Over time operational risk capital changes to reflect:

- New business activity, businesses growth and significant change in activity which may require new or revised loss scenarios and / or a revised loss probability.
- As business changes stabilise and the control environment continues to mature, the probability of loss decreases, reducing the capital requirement.
- Changes in the external environment such as new regulations or movements in the economic cycle can also influence scenario estimates.

Macquarie allocates capital to individual businesses through quarterly scorecards. This enables each business to understand their operational risk profile and the impact changes in their businesses make to that profile. The capital allocation effectively rewards positive risk behaviour and penalises increased risk. The scorecards measure changes in a number of key factors covering the size and complexity of the business, risk and control assessments, incident and exception management and governance.

The quarterly change in the sum of divisional capital is also used as an estimate to update the bank level capital requirement between assessments.

Mitigation of Operational Risk

Insurance is not currently used in Macquarie's AMA model for the purpose of operational risk capital reduction.

Operational Risk - RWA

The operational risk RWA as at 30 September 2009 is $6,565 million (31 March 2009: $5,761 million).

Disclaimer

General areas of disclaimer:

- The Information has been prepared purely for the purpose of explaining the basis on which Macquarie has prepared and disclosed certain capital requirements and information about the management of risks relating to those requirements and for no other purpose. It therefore does not constitute any form of financial statement on the Business nor does it constitute any form of contemporary or forward looking record or opinion of any of the Businesses.
- Although Pillar 3 disclosures are intended to provide transparent capital disclosures on a common basis the information contained in this document may not be directly comparable with other banks. This may be due to a number of factors such as:
  - The mix of business exposures between banks
  - The different waivers applied for and allowed by regulators
  - Pillar 2 capital requirements are excluded from this disclosure but play a major role in determining both the total capital requirements of the bank and any surplus capital available.

Appendices

1 List of APRA Quantitative Tables

APS 330 Table	Title	Section No.
1 (d)	Aggregate amount of undercapitalised non-consolidated subsidiaries	n/a
2 (b) to (d)	Regulatory capital breakdown	3.1
3 (b) to (g)	Risk Weighted assets by risk type	4.4
4 (b)	Credit risk exposure by portfolio type	5.3
4 (c)	Credit risk exposure by geographic distribution and portfolio type	5.4
4 (d)	Credit risk exposure by industry sector and portfolio type	5.5
4 (e)	Credit risk exposure by contractual maturity and portfolio type	5.6
4 (f)	Impaired and past due exposures, specific provisions and actual losses by counterparty type	7.6
4 (g)	Impaired and past due exposures, specific provisions by geographic region	7.7
4 (h)	Movement in provisioning for impairment	7.9
4 (i)	Credit risk exposure by Basel II approach (Foundation/standardised)	6.1
5 (b)	Standardised, specialised lending and equity exposure by risk weight	6.2
6 (d)	Non-retail credit risk exposure by PD band and portfolio type	6.3
6 (d)	Retail credit risk exposure by EL band and portfolio type	6.3
6 (e)	Analysis of credit risk exposure losses by portfolio type	7.6
6 (f)	Historical loss analysis by portfolio type	7.10
7 (b) & (c)	Credit risk mitigation by Basel II approach	8.2
9 (d)	Securitisation exposures by asset type	9.2.1
9 (e)	Analysis of past due and impaired securitisation exposures	9.2.2
9 (f)	Analysis of securitisation exposure by risk facility type	9.3.1
9 (g)	Analysis of securitisation exposure by risk weighting	9.3.2
9 (g)	Analysis of securitisation exposure deductions by asset type	9.3.3
9 (h)	Analysis of securitisation exposure subject to early amortisation	n/a
9 (i)	Risk weighted assets securitisation exposure under the standardised approach	n/a
9 (j)	Analysis of new securitisation exposure by facility type	9.3.4
10 (b)	Market risk capital under the standardised approach	10.2
11 (d)	Value at risk analysis for trading portfolios under the internal models approach	10.2.1
13 (b) to (f)	Analysis of equity investments	11.2, 11.3, 11.4
14 (b)	Internal Rate Risk in the Banking Book	10.2.3
17 (b) & (c)	Credit Risk Provisions by portfolio type	5.3

n/a – Not applicable as the Macquarie table would contain only nil values

2 List of entities deconsolidated from the Level 1 and Level 2 regulatory groups for APRA reporting purposes

#	Legal Entity	#	Legal Entity
1	Avenal Power Center, LLC	27	Macquarie Affiliated Managers Allegiance (UK) Limited
2	A.C.N 127 329 337 Pty Limited	28	Macquarie Agricultural Funds Management Limited
3	BE Geothermal GmbH	29	Macquarie Agricultural Services Pty Limited
4	Belike Nominees Pty. Limited	30	Macquarie Allegiance Capital, LLC
5	Bond Street Custodians Limited	31	Macquarie Alternative Assets Management Limited
6	Brook Asset Management Limited	32	Macquarie Asset Management Inc
7	Brook Asset Management Pty Limited	33	Macquarie Australia Securities Limited
8	Capital Meters Limited	34	Macquarie Australian Pure Indexed Equities Fund
9	Coin Software Pty Limited	35	Macquarie Bank Superannuation Pty. Limited
10	Corona Energy Limited	36	Macquarie Barnett LLC
11	Corona Energy Retail 1 Limited	37	Macquarie Capital Investment Management (Australia) Limited
12	Corona Energy Retail 2 Limited	38	Macquarie Capital Investment Management LLC
13	Corona Energy Retail 3 Limited	39	Macquarie Capital Products (NZ) Limited
14	Corona Energy Retail 4 Limited	40	Macquarie Commodities Fund Ltd
15	Corona Gas Management Limited	41	Macquarie Corona Energy Holdings Limited
16	Elise Nominees Pty Limited	42	Macquarie Countrywide Management Limited
17	Energy Assets (Meters) Limited	43	Macquarie Direct Property Management Limited
18	Energy Assets Limited	44	Macquarie Energy Assets Holdings Limited
19	Four Corners Capital Management LLC	45	Macquarie Enhanced Global Bond Fund
20	Generator Bonds Limited	46	Macquarie Enhanced Properties Securities Fund
21	Generator Investments Australia Limited	47	Macquarie Farm Assets and Resources Management Limited
22	Globalis Investments, LLC	48	Macquarie Financial Products Management Limited
23	Greater China Opportunities Limited	49	Macquarie Fortress Investments Limited
24	Hemisphere Services Pty Limited	50	Macquarie Funds Management (USA) Inc.
25	Keba Energy, LLC	51	Macquarie Funds Management Hong Kong Limited
26	LG Biomass Missouri, LLC	52	Macquarie Funds Management SPC

Appendices
(continued)

#	Legal Entity	#	Legal Entity
53	Macquarie Global Property Funds Limited	80	Macquarie Structured And Specialist Investments Holdings Pty Limited
54	Macquarie Global Resources Master Hedge Fund LP	81	Macquarie True Index Global Bond Fund
55	Macquarie Global Resources Offshore Hedge Fund Limited	82	Macquarie True Index Listed Property
56	Macquarie Income Investments Limited	83	Macquarie True Index Plus Australian Equity
57	Macquarie Index Linked Property Securities Fund	84	Macquarie-Globalis Bric Advantage Fund (Unhedged)
58	Macquarie Infrastructure Opportunities Fund Ltd	85	Macquarie Treuvermoegen GmbH
59	Macquarie International Office Pty Limited	86	Macquarie True Index Australian Equities Fund
60	Macquarie Investment Management (NZ) Limited	87	Macquarie True Index Australian Share Fund
61	Macquarie Investment Management Ltd	88	Macquarie True Index Cash Fund
62	Macquarie Investment Management SARL	89	Macquarie True Index Fixed Interest
63	Macquarie Investment Services Limited	90	Melro Holdco Pty Limited
64	Macquarie Leisure Management Limited	91	MMUSA Warehouse No 1 LLC
65	Macquarie Life Limited	92	MQ Capital Pty Limited
66	Macquarie Management GmbH	93	MQ Portfolio Management Limited
67	Macquarie Media Fund Management Pty Limited	94	MQ Specialised Investment Management (Singapore) Pte Limited
68	Macquarie Office Investments Pty Limited	95	MQ Specialist Investment Management Limited
69	Macquarie Office Management Limited	96	Olicc Technologies Pty Ltd
70	Macquarie Parking Infrastructure Pty Limited	97	Omni Leisure Operations Pty Ltd
71	Macquarie Pastoral Services Ltd	98	Parents@Work Freehold Unit Trust
72	Macquarie Precision Marketing Pty Limited	99	Parents at Work Investment Unit Trust
73	Macquarie Prism Pty Limited	100	Parents at Work Operative Unit Trust
74	Macquarie Private Capital Management Limited	101	Parents@Work Pty Limited
75	Macquarie Private Portfolio Management (NZ) Pty Limited	102	POLAR Finance Limited
76	Macquarie Private Portfolio Management Limited	103	Pulse 24 Limited
77	Macquarie Real Estate Korea Limited	104	PUMA Subfund Commbank
78	Macquarie Samchully Asset Management Company Limited	105	PUMA Global Trust No. 1
79	Macquarie Securities Management Pty Limited	106	PUMA Global Trust No. 2

#	Legal Entity	#	Legal Entity
107	PUMA Global Trust No. 3	123	PUMA Masterfund S3
108	PUMA Global Trust No. 4	124	PUMA Masterfund S-5
109	PUMA Global Trust No. 5	125	PUMA Sub Fund ACHM
110	PUMA Global Trust No. 6	126	PUMA Sub Fund CP
111	PUMA Global Trust No. S1	127	PUMA Sub Fund CP2
112	PUMA Masterfund E-3	128	PUMA Sub Fund CP3
113	PUMA Masterfund H-1	129	PUMA Sub Fund CRS
114	PUMA Masterfund P-6	130	PUMA Sub Fund GSF
115	PUMA Masterfund P-7	131	PUMA Sub Fund Sabre
116	PUMA Masterfund P-8	132	Secure Australia Management Pty Limited
117	PUMA Masterfund P-9	133	SMART Series 2007-1 Trust
118	PUMA Masterfund P-10	134	SMART Series 2007-2 Trust
119	PUMA Masterfund P-11	135	SMART Series 2007-3E Trust
120	PUMA Masterfund P12	136	SMART Series 2008-1E Trust
121	PUMA Masterfund P-13	137	SMART Series 2009-1 Trust
122	PUMA Masterfund S-2	138	Syndicated Asset Management Pty Limited

Appendices
(continued)

3 Glossary of Terms

ADI	Authorised Deposit-taking Institution
AMA	Advanced Measurement Approach for determining operational risk
APRA	Australian Prudential Regulation Authority
Associates	Entities over which Macquarie has significant influence, but not control
Available for sale (AVS) assets	Investments over which Macquarie does not have significant influence nor control and are intended to be held for an indefinite period of time
BACC	Board Audit and Compliance Committee
Credit Equivalent Amount (CEA)	The on balance sheet equivalent value of an off balance sheet transaction
Contingent liabilities	Defined in AASB 137 'Provisions, Contingent Liabilities and Contingent Assets' as a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognised because it is not probable to occur or the amount cannot be reliably measured.
Deconsolidated entities	Entities involved in conducting insurance, funds management and non financial operations including special purpose vehicles (SPV) that are not consolidated for the APRA regulatory reporting group
EAD	Exposure at Default – the gross exposure under a facility (the amount that is legally owed to the ADI) upon default of an obligor
ECAI	External Credit Assessment Institution
ECAM	Economic Capital Adequacy Model
EL	Expected Loss, which is a function of PD and LGD
ELE	Extended Licensed Entity are entities that are treated as part of the ADI ('Level 1') for the purpose of measuring the ADI's capital adequacy and exposures to related entities. The criterion for qualification as an ELE is detailed in the APRA Prudential Standards.
ERL	Equity Risk Limit – Board imposed limit by which equity risk positions are managed
FIRB	Foundation Internal Ratings Based Approach whereby PD and Maturity are internally estimated by the ADI and LGD is set by APRA
Gross credit risk exposures	The potential loss that Macquarie would incur as a result of a default by an obligor excluding the impact of netting and credit risk mitigation
ICAAP	Internal Capital Adequacy Assessment Process
Impaired assets	An asset for which the ultimate collectability of principal and interest is compromised
LGD	Loss given default is defined as the economic loss which arises upon default of the obligor
Level 2 MBL Regulatory Group	MBL, its parent Macquarie BH Pty Limited and MBL's subsidiaries but excluding deconsolidated entities for APRA reporting purposes

Level 3 Regulatory Group	MGL and its subsidiaries
MBI	Macquarie Bank International Limited
MBL	Macquarie Bank Limited
MGL	Macquarie Group Limited
Macquarie Income Preferred Securities (MIPS)	On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at Macquarie's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at Macquarie's discretion. The first coupon was paid on 15 April 2005. The issue is reflected in Macquarie's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest On 11 September 2009, £307.5 million of MIPS owned by entities associated with Macquarie were redeemed and on 29 September 2009, £307.5 million of reset convertible debentures issued by Macquarie Bank's London branch were subsequently redeemed. As at 30 September 2009, Macquarie Bank had £42.5 million of MIPS on issue which are held by parties not associated with Macquarie
Macquarie Income Securities (MIS)	The Macquarie Income Securities (MIS) are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the balance sheet. There are four million A$100 face value MIS on issue
Probability of Default (PD)	Likelihood of default by an obligor on its financial obligations
Potential Credit Exposure (PCE)	Potential exposures arising on a transaction calculated as the notional principal amount multiplied by a credit conversion factor specified by APRA
Reserve Bank of Australia (RBA)	Central bank of Australia with responsibility over monetary policy.
Risk-weighted assets (RWA)	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy
SPVs	Special purpose vehicle or securitisation vehicles
Subordinated debt	Debt issued by Macquarie for which agreements between Macquarie and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of Macquarie. Subordinated debt is classified as liabilities in the Macquarie financial statements and may be included in Tier 2 Capital.

Appendices
(continued)

Tier 1 Capital	A capital measure defined by APRA, comprising the highest quality components of capital that fully satisfy all the following essential characteristics: provide a permanent and unrestricted commitment of funds, are freely available to absorb lossess, do not impose any unavoidable servicing charge against earnings; and rank behind the claims of depositors and other creditors in the event of winding up.
Tier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in Prudential Standard APS 111: Capital Adequacy: Measurement of Capital. Tier 1 deductions are divided into deductions from Tier 1 capital only (paragraph 44) and other 50/50 deductions from Tier 1 capital (paragraph 46).
Tier 1 Capital Ratio	Tier 1 Capital expressed as a percentage of RWA
Tier 2 Capital	A capital measure defined by APRA, comprising other components of capital which contribute to the strength of the entity.
Total Capital Deductions	An amount deducted in Tier 2 Capital, as defined in Prudential Standard APS 111: Capital Adequacy: Measurement of Capital, Tier 2 deductions are divided into deductions from Tier 2 capital only (paragraph 45) and other 50/50 deductions from Tier 2 capital (paragraph 46).
Total Capital	Tier 1 Capital less Tier 1 Capital Deductions plus Tier 2 Capital less Tier 2 Capital Deductions
Total Capital Ratio	Total Capital expressed as a percentage of RWA

Macquarie Bank Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Bank Limited
Level 3, 25 National Circuit
Forrest ACT 2603
Australia

Tel: +61 2 6225 3000

Cover design by Frost

www.macquarie.com.au

MACQUARIE BANK
INTERIM DIRECTORS' REPORT AND FINANCIAL REPORT
HALF-YEAR ENDED 30 SEPTEMBER 2009

MACQUARIE BANK



NEW SOUTH WALES
1813

MACQUARIE BANK LIMITED ACN 008 583 542

Cover image: A stylised contemporary version of the Holey Dollar
In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for Macquarie.

This interim financial report has been prepared in accordance with Australian Accounting Standards and does not include all the notes of the type normally included in an annual financial report.

This interim financial report should be read in conjunction with the annual report of Macquarie Bank Limited for 31 March 2009, which was also prepared in accordance with Australian Accounting Standards. In addition, reference should be made to any public announcements made by Macquarie Bank Limited during the interim reporting period and in accordance with continuous disclosure requirements of the *Corporations Act 2001*.

Financial Report

for the half-year ended 30 September 2009

Contents

Financial Report
for the half-year ended 30 September 2009

This page has been left blank intentionally.

Directors' Report

for the half-year ended 30 September 2009

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Bank Limited (MBL or "the Bank"), the Directors submit herewith the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows for the half-year ended 30 September 2009, and the consolidated statement of financial position as at 30 September 2009 of the Bank and its subsidiaries (together "the consolidated entity") and report as follows:

Directors

At the date of this report, the Directors of MBL are:

Non-Executive Director:

D.S. Clarke, AO, Chairman[1]

Executive Directors:

W.R. Sheppard, Managing Director and Chief Executive Officer

N.W. Moore

Independent Directors: [2]

P.M. Kirby

C.B. Livingstone, AO

H.K. McCann, AM[1]

J.R. Niland, AC

H.M. Nugent, AO

P.H. Warne

(1) On 31 August 2009 Mr D.S. Clarke, AO resumed full duties as Chairman following a leave of absence which commenced on 28 November 2008 and acting Chairman Mr H.K. McCann, AM resumed his role as Lead Independent Director.

(2) In accordance with the Bank's definition of independence.

The Directors each held office as a Director of the Bank throughout the period and until the date of this report.

Those Directors listed as Independent Directors have been independent throughout the period.

Mr L.G. Cox, AO was an Executive Director from the beginning of the period until his retirement on 29 July 2009.

Result

The financial report for the half-year ended 30 September 2009, and the results herein, are prepared in accordance with Australian Accounting Standards.

The consolidated profit attributable to ordinary equity holders of the Bank, in accordance with Australian Accounting Standards, for the period was $257 million (31 March 2009: $384 million; 30 September 2008: $192 million).

Review of Operations

Consolidated net profit after income tax attributable to ordinary equity holders for the half-year ended 30 September 2009 was $257 million, a 34 percent increase from $192 million in the prior corresponding period and a 33 percent decrease from $384 million in the prior period. The result includes significant write-downs, impairment provisions, negative fair value adjustments on fixed rate issued debt, and large gains from the financing of a further acquisition of Macquarie Income Preferred Securities.

Net operating income for the half-year to 30 September 2009 was $1,616 million, which was in line with the prior corresponding period.

Total operating expenses for the half-year to 30 September 2009 was $1,329 million, a decrease of 3 percent on the prior corresponding period.

In April 2009 and September 2009 the Bank issued 10,920,790 shares at $18.33 and 26,301,219 shares at $18.06, respectively to its immediate parent, Macquarie B.H. Pty Limited raising $675 million in aggregate.

The Bank has met its externally imposed capital requirements throughout the year. The Bank is well capitalised, and as at 30 September 2009, it had a Tier 1 capital ratio of 11.72 percent and a total capital ratio of 13.55 percent.

Events Occurring After Balance Sheet Date

There were no material events subsequent to 30 September 2009 that have not been reflected in the financial statements.

Interim Dividend

The Directors have resolved to pay an interim dividend for the half-year ended 30 September 2009 of $35 million. The dividend will be paid on 16 December 2009.

Directors' Report

for the half-year ended 30 September 2009 continued

Auditor's Independence Declaration

A copy of the auditor's independence declaration, as required under section 307C of the *Corporations Act 2001*, is set out on page 3.

Rounding of Amounts

In accordance with Australian Securities and Investments Commission Class Order 98/100 (as amended), amounts in the Directors' report and the half-year financial report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Directors.

David S Clarke, AO
Non-Executive Director and
Chairman

Richard Sheppard
Managing Director and
Chief Executive Officer

Sydney
29 October 2009

Auditor's independence declaration

for the half-year ended 30 September 2009

PricewaterhouseCoopers

As lead auditor for the review of Macquarie Bank Limited for the half-year ended 30 September 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Macquarie Bank Limited and the entities it controlled during the period.

DH Armstrong
Partner
PricewaterhouseCoopers

Sydney
29 October 2009

Consolidated income statement

for the half-year ended 30 September 2009

	Notes	**Half-year to 30 Sep 2009 $m**	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Interest and similar income		**2,021**	2,753	3,514
Interest expense and similar charges		**(1,492)**	(2,232)	(3,070)
Net interest income	2	**529**	521	444
Fee and commission income	2	**436**	496	499
Net trading income	2	**573**	605	940
Share of net profits of associates and joint ventures accounted for using the equity method	2	**5**	25	73
Other operating income and charges	2	**73**	(197)	(337)
Net operating income		**1,616**	1,450	1,619
Employment expenses	2	**(502)**	(319)	(568)
Brokerage and commission expenses	2	**(280)**	(264)	(245)
Occupancy expenses	2	**(54)**	(57)	(44)
Non-salary technology expenses	2	**(35)**	(45)	(30)
Other operating expenses	2	**(458)**	(382)	(490)
Total operating expenses		**(1,329)**	(1,067)	(1,377)
Operating profit before income tax		**287**	383	242
Income tax (expense)/benefit	4	**(12)**	39	(7)
Profit from ordinary activities after income tax		**275**	422	235
Distributions paid or provided on:				
Macquarie Income Preferred Securities	5	**(6)**	(22)	(23)
Other minority interests		**(2)**	(2)	(1)
Profit attributable to minority interests		**(8)**	(24)	(24)
Profit attributable to equity holders of Macquarie Bank Limited		**267**	398	211
Distributions paid or provided on:				
Macquarie Income Securities	5	**(10)**	(14)	(19)
Profit attributable to ordinary equity holders of Macquarie Bank Limited		**257**	384	192

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income

for the half-year ended 30 September 2009

	Notes	**Half-year to 30 Sep 2009 $m**	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Profit from ordinary activities after income tax for the period		**275**	422	235
Other comprehensive income/(expense):				
Available for sale investments, net of tax	16	**105**	(4)	(48)
Cash flow hedges, net of tax	16	**82**	(119)	(58)
Share of other comprehensive (expense)/income of associates and joint ventures	16	**(36)**	27	9
Exchange differences on translation of foreign operations		**66**	5	34
Total other comprehensive income/(expense) for the period		**217**	(91)	(63)
Total comprehensive income for the period		**492**	331	172
Total comprehensive income for the period is attributable to:				
Ordinary equity holders of Macquarie Bank Limited		**474**	293	101
Macquarie Income Securities holders		**10**	14	19
Macquarie Income Preferred Securities holders		**6**	22	51
Other minority interests		**2**	2	1
Total comprehensive income for the period		**492**	331	172

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated statement of financial position
as at 30 September 2009

	Notes	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Assets				
Cash and balances with central banks		**3**	141	225
Due from banks		**7,204**	10,169	10,262
Cash collateral on securities borrowed and reverse repurchase agreements		**3,577**	4,534	13,817
Trading portfolio assets	6	**13,582**	8,772	16,664
Loan assets held at amortised cost	7	**41,882**	43,922	50,175
Other financial assets at fair value through profit or loss		**2,962**	5,541	3,594
Derivative financial instruments – positive values		**21,365**	27,335	22,250
Other assets		**6,104**	4,341	4,447
Investment securities available for sale	9	**21,441**	14,544	16,046
Intangible assets		**301**	337	161
Life investment contracts and other unit holder investment assets		**5,069**	4,314	5,646
Due from related body corporate entities		**2,525**	4,647	7,394
Interests in associates and joint ventures accounted for using the equity method	10	**1,155**	1,571	1,735
Property, plant and equipment		**86**	88	79
Deferred income tax assets		**462**	93	257
Non-current assets classified as held for sale	11	**73**	56	342
Total assets		**127,791**	130,405	153,094
Liabilities				
Due to banks		**2,571**	3,264	3,058
Cash collateral on securities lent and repurchase agreements		**5,093**	3,881	14,493
Trading portfolio liabilities	12	**6,986**	1,980	9,902
Derivative financial instruments – negative values		**21,443**	27,273	24,214
Deposits		**20,504**	21,603	16,720
Debt issued at amortised cost	13	**42,706**	48,270	52,485
Other financial liabilities at fair value through profit or loss	14	**2,868**	3,878	6,183
Other liabilities		**5,261**	4,001	4,263
Current tax liabilities		**44**	111	11
Life investment contracts and other unit holder liabilities		**5,062**	4,312	5,634
Provisions		**65**	76	90
Due to related body corporate entities		**6,637**	3,332	7,898
Deferred income tax liabilities		**184**	72	22
Total liabilities excluding loan capital		**119,424**	122,053	144,973
Loan capital				
Subordinated debt at amortised cost		**1,005**	1,491	1,401
Subordinated debt at fair value through profit or loss		**522**	451	647
Total loan capital		**1,527**	1,942	2,048
Total liabilities		**120,951**	123,995	147,021
Net assets		**6,840**	6,410	6,073

	Notes	**As at 30 Sep 2009 $m**	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Equity				
Contributed equity				
Ordinary share capital	15	**5,178**	4,503	3,886
Equity contribution from ultimate parent entity	15	**72**	57	41
Macquarie Income Securities	15	**391**	391	391
Reserves	16	**(51)**	(201)	10
Retained earnings	16	**1,162**	1,250	866
Total capital and reserves attributable to equity holders of Macquarie Bank Limited		**6,752**	6,000	5,194
Minority interests	16	**88**	410	879
Total equity		**6,840**	6,410	6,073

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
for the half-year ended 30 September 2009

	Notes	**Half-year to 30 Sep 2009 $m**	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Total equity at the beginning of the period		**6,410**	6,073	6,385
Total comprehensive income for the period		**492**	331	172
Transactions with equity holders in their capacity as equity holders:				
Contributions of equity, net of transaction costs	15	**675**	617	300
Contribution from ultimate parent entity in relation to share based payments	15	**15**	16	23
Dividends and distributions paid or provided	5	**(355)**	(14)	(719)
Reserves arising from acquisitions of subsidiaries of the Non-Banking Group	16	**5**	(120)	(81)
Minority interests:				
Increase/(decrease) in equity		**2**	(87)	17
Financing of Macquarie Income Preferred Securities		**(396)**	(382)	-
Distributions paid or provided		**(8)**	(24)	(24)
Total equity at the end of the period		**6,840**	6,410	6,073

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

for the half-year ended 30 September 2009

	Notes	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Cash flows from operating activities				
Interest received		**1,959**	2,658	3,150
Interest and other costs of finance paid		**(1,660)**	(2,387)	(2,925)
Dividends and distributions received		**77**	160	100
Fees and other non-interest income received		**748**	530	615
Fees and commissions paid		**(288)**	(273)	(242)
Net receipts from/(payments for) trading portfolio assets and other financial assets/liabilities		**2,753**	(2,861)	8,542
Payments to suppliers		**(749)**	(969)	(809)
Employment expenses paid		**(583)**	(366)	(716)
Income tax (paid)/received		**(101)**	(37)	3
Life investment contract (expense)/income		**(77)**	42	223
Life investment contract premiums received and other unit holder contributions		**1,149**	1,300	2,445
Life investment contract payments		**(1,315)**	(2,276)	(1,925)
Non-current assets and disposal groups classified as held for sale – net receipts/(payments) from operations		**-**	271	(218)
Net loan assets repaid/(granted)		**5,281**	(572)	7
Loan facility repaid by ultimate parent entity		**2,400**	2,500	2,500
Recovery of loans previously written-off		**11**	4	3
Net decrease in amounts due to other financial institutions, deposits and other borrowings		**(7,928)**	(2,524)	(5,189)
Net cash flows from/(used in) operating activities	17	**1,677**	(4,800)	5,564
Cash flows from investing activities				
Net (payments for)/receipts from financial assets available for sale and at fair value through profit or loss		**(6,896)**	(2,410)	276
Payments for interests in associates		**(88)**	(143)	(92)
Proceeds from the disposal of associates		**80**	149	38
Payments for the acquisition of non-current assets and disposal groups classified as held for sale, net of cash acquired		**-**	(48)	-
Proceeds from the disposal of non-current assets and disposal groups classified as held for sale, net of cash disposed		**1**	563	-
Payments for the acquisition of subsidiaries, excluding disposal groups, net of cash acquired		**(200)**	(143)	(93)
Proceeds from the disposal of subsidiaries and businesses, excluding disposal groups, net of cash deconsolidated		**32**	3,322	85
Payments for life investment contracts and other unit holder assets		**(3,724)**	(2,203)	(4,739)
Proceeds from the disposal of life investment contracts and other unit holder assets		**3,978**	3,186	4,022
Payments for property, plant and equipment		**(34)**	(40)	(7)
Net cash flows (used in)/from investing activities		**(6,851)**	2,233	(510)

Consolidated statement of cash flows

for the half-year ended 30 September 2009 continued

	Notes	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Cash flows from financing activities				
Proceeds from the issue of ordinary shares		**675**	617	300
(Payments to)/proceeds from minority interests		**(199)**	(217)	16
Repayment of subordinated debt		**(451)**	(10)	(225)
Dividends and distributions paid		**(365)**	(50)	(741)
Net cash flows (used in)/from financing activities		**(340)**	340	(650)
Net (decrease)/increase in cash and cash equivalents		**(5,514)**	(2,227)	4,404
Cash and cash equivalents at the beginning of the period		**19,872**	22,099	17,695
Cash and cash equivalents at the end of the period	17	**14,358**	19,872	22,099

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Note 1
Basis of preparation

This general purpose financial report for the half-year reporting period ended 30 September 2009 has been prepared in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting*.

This half-year financial report comprises the consolidated financial report of Macquarie Bank Limited (MBL) and the entities it controlled at the end of, or during, the period (together, "the consolidated entity").

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual financial report for the year ended 31 March 2009 and any public announcements made by MBL during the half-year reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The consolidated entity is of a kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as amended), relating to the rounding off of amounts in the financial report for a financial year or half-year. Amounts in the Directors' report and the half-year financial report have been rounded in accordance with that Class Order to the nearest million dollars unless otherwise indicated.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the annual financial report of MBL for the year ended 31 March 2009. Certain comparatives have been restated for consistency in presentation at 30 September 2009.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Note 2			
Profit for the period			
Net interest income			
Interest and similar income received/receivable			
Other entities	**1,971**	2,508	3,152
Related body corporate entities	**50**	245	362
Interest expense and similar charges paid/payable			
Other entities	**(1,436)**	(2,019)	(2,758)
Related body corporate entities	**(56)**	(213)	(312)
Net interest income	**529**	521	444
Fee and commission income			
Base fees	**199**	199	204
Performance fees	**40**	7	8
Mergers and acquisitions, advisory and underwriting fees	**22**	36	35
Brokerage & commissions	**136**	103	173
Other fee and commission income	**23**	113	58
Income from life investment contracts and other unit holder investment assets	**16**	38	21
Total fee and commission income	**436**	496	499
Net trading income[1]			
Equities	**405**	(25)	455
Commodities	**353**	402	172
Foreign exchange products	**65**	70	171
Interest rate products	**(250)**	158	142
Net trading income	**573**	605	940
Share of net profits of associates and joint ventures accounted for using the equity method	**5**	25	73

(1) Included in net trading income are fair value gains of $59 million (half-year to 31 March 2009: $147 million; half-year to 30 September 2008: $30 million) relating to financial assets and financial liabilities designated as held at fair value through profit or loss. This includes $320 million loss (half-year to 31 March 2009: $256 million gain; half-year to 30 September 2008: $18 million gain) as a result of changes in own credit spread on issued debt and subordinated debt carried at fair value. Fair value changes relating to derivatives are also reported in net trading income which partially offsets the fair value changes relating to the financial assets and financial liabilities designated at fair value. This also includes fair value changes on derivatives used to hedge the consolidated entity's economic interest rate risk where hedge accounting requirements are not met.

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m

Note 2

Profit for the period continued

Other operating income and charges			
Net gains/(losses) on sale of investment securities available for sale	**24**	(15)	9
Impairment charge on investment securities available for sale	**(69)**	(123)	(117)
Net gains on sale of associates (including associates held for sale) and joint ventures	**-**	29	-
Impairment charge on investments in associates (including associates held for sale) and joint ventures	**(49)**	(58)	(44)
Net expense from non-current assets classified as held for sale	**-**	(2)	(1)
Impairment charge on disposal groups held for sale[1]	**-**	5	(197)
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**131**	258	40
Impairment charge on non-financial assets	**(14)**	(45)	-
Gain on repurchase of subordinated debt	**55**	-	-
Net operating lease income[2]	**37**	46	9
Dividends/distributions received/receivable:			
Investment securities available for sale	**19**	(7)	26
Management fees, group service charges and cost recoveries	**(15)**	(21)	-
Write back of/(provision for) collective allowance for credit losses during the period (note 7)	**1**	(93)	2
Specific provisions:			
Loan assets provided for during the period (note 7)	**(103)**	(204)	(121)
Other receivables provided for during the period	**(2)**	(4)	(14)
Recovery of loans previously provided for (note 7)	**3**	13	4
Loan losses written-off	**(31)**	(31)	(9)
Recovery of loans previously written-off	**11**	4	3
Other income	**75**	51	73
Total other operating income and charges	**73**	(197)	(337)
Net operating income	**1,616**	1,450	1,619

(1) Impairment charge arising from the reclassification of the Italian mortgages business as a disposal group held for sale, therefore measured at the lesser of cost and fair value less disposal costs. Including the impairment, the business incurred an operating loss of $238 million for the half-year to 30 September 2008.

(2) Includes rental income of $125 million (half-year to 31 March 2009: $126 million; half-year to 30 September 2008: $13 million) less depreciation of $88 million (half-year to 31 March 2009: $80 million; half-year to 30 September 2008: $4 million) in relation to operating leases where the consolidated entity is lessor.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

Note 2
Profit for the period continued

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Employment expenses			
Salary and salary related costs including commissions, superannuation and performance-related profit share	**(481)**	(310)	(543)
Share based payments	**(15)**	(15)	(17)
Provision for annual leave	**(5)**	3	(5)
Provision for long service leave	**(1)**	3	(3)
Total employment expenses	**(502)**	(319)	(568)
Brokerage and commission expenses			
Brokerage expenses	**(238)**	(188)	(192)
Other fee and commission expenses	**(42)**	(76)	(53)
Total brokerage and commission expenses	**(280)**	(264)	(245)
Occupancy expenses			
Operating lease rentals	**(27)**	(33)	(25)
Depreciation: furniture, fittings and leasehold improvements	**(10)**	(10)	(7)
Other occupancy expenses	**(17)**	(14)	(12)
Total occupancy expenses	**(54)**	(57)	(44)
Non-salary technology expenses			
Information services	**(19)**	(25)	(17)
Depreciation: computer equipment	**(6)**	(12)	(2)
Other non-salary technology expenses	**(10)**	(8)	(11)
Total non-salary technology expenses	**(35)**	(45)	(30)
Other operating expenses			
Professional fees	**(51)**	(79)	(41)
Auditor's remuneration	**(6)**	(7)	(4)
Travel and entertainment expenses	**(22)**	(31)	(26)
Advertising and promotional expenses	**(14)**	(16)	(14)
Communication expenses	**(8)**	(7)	(8)
Other expenses[1]	**(357)**	(242)	(397)
Total other operating expenses	**(458)**	(382)	(490)
Total operating expenses	**(1,329)**	(1,067)	(1,377)

[1] Other expenses include recharges from Macquarie Group Services Pty Limited (MGSA) which provides administration and central support functions.

Note 3
Segment reporting

(i) Operating segments

For internal reporting and risk management purposes, the consolidated entity is divided into five operating groups, two operating divisions and a corporate group. These segments have been set-up based on the differences in core products and services offered:

Macquarie Securities Group offers equity-linked investments, trading products and risk management services, equity finance, arbitrage trading and synthetic products as well as a full service institutional cash equities broker in the Asia-Pacific region and specialised in the rest of the world. It provides an Equity Capital Markets service through a joint venture with Macquarie Capital Advisers.

Macquarie Capital includes Macquarie Group's corporate advisory, equity underwriting and specialised funds management businesses (including infrastructure and real estate funds). The Group provides a depth of services including specialist capabilities in: mergers and acquisitions, takeovers and corporate restructuring advice; equity capital markets; equity and debt capital management and raising; specialised funds management; debt structuring and distribution; private equity placements; and principal products.

Macquarie Funds Group is a full service fund manager offering a diverse range of products including managed funds across a wide range of asset classes, funds-based structured products, hedge funds, funds of funds and responsible entity and back-office services.

Fixed Income, Currencies and Commodities (formerly Treasury and Commodities Group) conducts trading, financing and related activities in a broad range of financial and commodity markets globally with a focus on client service provision and risk management services. Underlying services encompass foreign exchange, debt, US credit and futures, as well as dealing in agriculture, environmental, freight, energy and metals markets and offering specialist services for emerging markets.

Corporate and Asset Finance provides innovative and traditional capital, finance and related services to its clients through tailored debt and finance solutions. It offers corporate debt finance, specialised equipment leasing, asset lifecycle services and equipment trading and remarketing services in Australia and selected international markets.

Real Estate Banking Division encompasses listed and unlisted real estate funds management, asset management, real estate investment, advisory, development management and real estate project and development financing.

Banking and Financial Services Group is the primary relationship manager for Macquarie's retail client base. The Group brings together Macquarie's retail banking and financial services businesses, providing a diverse range of wealth management products and services to financial advisers, stockbrokers, mortgage brokers, professional service industries and the end consumer.

Corporate includes the Group Treasury division, head office and central support functions. Corporate includes unallocated head office costs, employment related costs, earnings on capital, non-trading derivative volatility, income tax expense and expenses attributable to minority interests. Corporate is not considered an operating group.

Any transfers between segments have been determined on an arms-length basis and eliminate on consolidation.

Segment information has been prepared in conformity with the consolidated entity's segment accounting policy. In accordance with AASB 8 *Operating Segments*, comparative information has been restated to reflect current reportable operating segments.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

Note 3
Segment reporting continued

(1)**Operating segments** continued

The following is an analysis of the consolidated entity's revenue and results by reportable operating segment for the period:

	Macquarie Securities Group $m	Macquarie Capital $m	Macquarie Funds Group $m	Fixed Income, Currencies & Commodities $m
Revenues from external customers	**256**	**(6)**	**705**	**848**
Inter-segmental (expense)/revenue(1)	**(22)**	**10**	**(10)**	**(50)**
Interest revenue	**14**	**(7)**	**74**	**321**
Interest expense	**(11)**	**-**	**(18)**	**(195)**
Depreciation and amortisation	**(1)**	**-**	**(3)**	**(32)**
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	**-**	**4**	**5**	**3**
Net operating expense from non-current assets held for sale	**-**	**-**	**-**	**-**
Reportable segment profit/(loss)	**50**	**(54)**	**32**	**323**
Reportable segment assets	**14,358**	**524**	**7,461**	**38,508**
Reportable segment liabilities	**(11,200)**	**(673)**	**(6,686)**	**(31,540)**

Revenues from external customers	(98)	57	447	919
Inter-segmental (expense)/revenue(1)	101	54	(30)	(76)
Interest revenue	20	6	102	339
Interest expense	(51)	1	(7)	(159)
Depreciation and amortisation	(1)	-	(1)	(5)
Share of net (losses)/profits of associates and joint ventures accounted for using the equity method	-	9	-	61
Net operating expense from non-current assets held for sale	-	-	-	(2)
Reportable segment profit/(loss)	(227)	85	45	235
Reportable segment assets	9,842	737	8,491	45,810
Reportable segment liabilities	(8,147)	(663)	(7,208)	(35,460)

Revenues from external customers	773	40	271	958
Inter-segmental (expense)/revenue(1)	(132)	79	(6)	(22)
Interest revenue	284	(20)	92	422
Interest expense	(125)	(8)	(30)	(379)
Depreciation and amortisation	-	(6)	(1)	(3)
Share of net (losses)/profits of associates and joint ventures accounted for using the equity method	-	22	(1)	8
Net operating expense from non-current assets held for sale	-	-	-	(1)
Reportable segment profit/(loss)	305	48	48	318
Reportable segment assets	27,812	766	10,451	37,402
Reportable segment liabilities	(23,962)	(651)	(8,326)	(32,127)

(1) Internal reporting systems do not enable the separation of inter-segmental revenues and expenses. The net position is disclosed above. The key inter-segmental item is internal interest and funding costs charged to businesses for funding of their business net assets.

Corporate and Asset Finance $m	Real Estate Banking Division $m	Banking and Financial Services Group $m	Corporate $m	Total $m
			Half-year to 30 September 2009	
403	**118**	**1,109**	**442**	**3,875**
(68)	**(43)**	**17**	**166**	**-**
407	**43**	**753**	**416**	**2,021**
(89)	**(3)**	**(501)**	**(675)**	**(1,492)**
(60)	**(1)**	**(12)**	**-**	**(109)**
1	**(7)**	**-**	**(1)**	**5**
-	**-**	**-**	**-**	**-**
126	**(35)**	**143**	**(328)**	**257**
12,051	**2,458**	**29,589**	**22,842**	**127,791**
(4,760)	**(161)**	**(31,009)**	**(34,922)**	**(120,951)**
			Half-year to 31 March 2009	
344	156	1,443	1,143	4,411
(70)	(68)	(134)	223	-
315	106	1,089	776	2,753
(129)	(1)	(742)	(1,144)	(2,232)
(80)	(1)	(14)	-	(102)
(1)	(39)	(3)	(2)	25
-	-	-	-	(2)
59	(216)	72	331	384
8,368	3,040	32,103	22,014	130,405
(4,663)	(219)	(29,365)	(38,270)	(123,995)
			Half-year to 30 September 2008	
53	123	1,996	967	5,181
(24)	(121)	(286)	512	-
50	67	1,602	1,017	3,514
-	(4)	(1,160)	(1,364)	(3,070)
-	(2)	(2)	-	(14)
-	45	(3)	2	73
-	-	-	-	(1)
25	(139)	(176)	(237)	192
5,980	3,561	38,884	28,238	153,094
(3,400)	(205)	(33,268)	(45,082)	(147,021)

Notes to the consolidated financial statements
for the half-year ended 30 September 2009
continued

Note 3
Segment reporting continued

ii) Products and services

For the purposes of preparing a segment report based on products and services, the activities of the consolidated entity have been divided into four areas:

- **Asset and Wealth Management:** distribution and manufacture of funds management products;
- **Financial Markets:** trading in fixed income, equities, currencies, commodities and derivative products;
- **Capital Markets:** corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and
- **Lending:** banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management $m	Financial Markets $m	Capital Markets $m	Lending $m	Total $m
					Half-year to 30 September 2009
Revenues from external customers	**1,113**	**1,370**	**13**	**1,379**	**3,875**
					Half-year to 31 March 2009
Revenues from external customers	1,512	1,395	39	1,465	4,411
					Half-year to 30 September 2008
Revenues from external customers	744	2,340	102	1,995	5,181

iii) Geographical areas

Geographical segments have been determined based upon where the transactions have been recorded. The operations of the consolidated entity are headquartered in Australia.

	Revenues from external customers $m	Non-current assets[1] $m
		Half-year to 30 September 2009
Australia	**2,398**	**143**
Asia Pacific	**386**	**20**
Europe, Middle East and Africa	**594**	**60**
Americas	**497**	**164**
Total	**3,875**	**387**
		Half-year to 31 March 2009
Australia	2,551	152
Asia Pacific	391	21
Europe, Middle East and Africa	971	44
Americas	498	208
Total	4,411	425

Note 3

Segment reporting continued

iii) Geographical areas continued

	Revenues from external customers $m	Non-current assets[1] $m
	Half-year to 30 September 2008	
Australia	4,319	123
Asia Pacific	156	28
Europe, Middle East and Africa	340	10
Americas	366	79
Total	5,181	240

[1] Non-current assets consist of intangible assets and property, plant and equipment.

(iv) Major customers

Macquarie Bank Limited does not rely on any major customer.

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Note 4			
Income tax (expense)/benefit			
(i) Numerical reconciliation of income tax (expense)/benefit to prima facie tax payable			
Prima facie income tax expense on operating profit[1]	**(86)**	(114)	(73)
Tax effect of amounts which are (non-deductible)/non-assessable in calculating taxable income:			
Rate differential on offshore income	**60**	126	28
Distribution provided on Macquarie Income Preferred Securities and related distributions	**2**	6	7
Non-deductible share based payments expense	**(5)**	(5)	(5)
Other items	**17**	26	36
Total income tax (expense)/benefit	**(12)**	39	(7)
(ii) Tax (expense)/benefit relating to items of other comprehensive income			
Available for sale investments	**(22)**	16	11
Cash flow hedges	**(32)**	52	23
Share of other comprehensive income of associates and joint ventures	**26**	(13)	(2)
Total tax (expense)/benefit relating to items of other comprehensive income	**(28)**	55	32

[1] Prima facie income tax on operating profit is calculated at the rate of 30 percent (half-year to 31 March 2009: 30 percent; half-year to 30 September 2008: 30 percent). The consolidated entity has a tax year ending on 30 September.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009
continued

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m

Note 5
Dividends paid and distributions paid or provided

(i) Dividends paid

Ordinary share capital			
Final dividend paid ($1.02 per share) (half-year to March 2009: nil; half-year to September 2008: $2.33 per share)	**345**	-	700
Total dividends paid (note 16)	**345**	-	700

ii) Dividends not recognised at the end of the period

Since the end of the financial period the Directors have recommended the payment of a dividend. The aggregate amount of the proposed dividend expected to be paid on 16 December 2009 from retained profits at 30 September 2009, but not recognised as a liability at the end of the financial period, is $35 million (March 2009: $345 million).

(iii) Distributions paid or provided

Macquarie Income Securities			
Distributions paid (net of distributions previously provided)	**6**	9	11
Distributions provided	**4**	5	8
Total distributions paid or provided (note 16)	**10**	14	19

The Macquarie Income Securities (MIS) is a stapled arrangement, which includes a perpetual preference share issued by the Bank. No dividends are payable under the preference shares until the Bank exercises its option to receive future payments of interest and principal under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to Directors' discretion. The distributions paid/provided in respect of the MIS are recognised directly in equity in accordance with AASB 132*: Financial Instruments: Presentation*.

Macquarie Income Preferred Securities			
Distributions paid (net of distributions previously provided)	**4**	10	1
Distributions provided	**2**	12	22
Total distributions paid or provided	**6**	22	23

The Macquarie Income Preferred Securities (MIPS) represent the minority interest of a subsidiary. Accordingly, the distributions paid/provided in respect of the MIPS are recorded as movements in minority interest, as disclosed in Note 16 – Reserves, retained earnings and minority interests. The Bank can redirect the payments of distributions under the convertible debentures to be paid to itself. For each debenture 500 Bank preference shares may be substituted at the Bank's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity. Refer to Note 16 – Reserves, retained earnings and minority interests.

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m

Note 6

Trading portfolio assets

Trading securities			
Equities			
Listed	**7,754**	2,843	9,343
Unlisted	**30**	43	3,086
Commonwealth government bonds	**2,948**	3,017	765
Corporate bonds	**1,565**	1,117	912
Other government securities	**943**	995	598
Foreign government bonds	**209**	511	740
Bank bills	**7**	9	95
Certificates of deposit	**-**	66	365
Promissory notes	**-**	-	605
Total trading securities	**13,456**	8,601	16,509
Other trading assets			
Commodities	**126**	171	155
Total other trading assets	**126**	171	155
Total trading portfolio assets	**13,582**	8,772	16,664

Note 7

Loan assets held at amortised cost

Due from clearing houses	**1,800**	1,310	1,831
Due from governments[1]	**108**	111	403
Due from other entities			
Other loans and advances	**37,070**	39,574	44,964
Less specific provisions for impairment	**(372)**	(396)	(211)
	36,698	39,178	44,753
Lease receivables	**3,500**	3,556	3,310
Less specific provisions for impairment	**(11)**	(14)	-
Total due from other entities	**40,187**	42,720	48,063
Total gross loan assets	**42,095**	44,141	50,297
Less collective allowance for credit losses	**(213)**	(219)	(122)
Total loan assets held at amortised cost[2]	**41,882**	43,922	50,175

(1) Governments include federal, state and local governments and related enterprises in Australia.

(2) Included within this balance are loans of $18,004 million (31 March 2009: $20,390 million, 30 September 2008: $22,957 million) held by consolidated SPEs which are available as security to noteholders and debt providers.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

Note 7
Loan assets held at amortised cost continued

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Specific provisions for impairment			
Balance at the beginning of the period	**410**	211	100
Provided for during the period (note 2)	**103**	204	121
Loan assets written-off, previously provided for	**(63)**	(11)	(13)
Recovery of loans previously provided for (note 2)	**(3)**	(13)	(4)
Transfer from related body corporate entities	**2**	7	-
Attributable to foreign currency translation	**(66)**	12	7
Balance at the end of the period	**383**	410	211
Specific provisions as a percentage of total gross loan assets	**0.91%**	0.93%	0.42%

Specific provisions for impairment relate to doubtful loan assets that have been identified.

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Collective allowance for credit losses			
Balance at the beginning of the period	**219**	122	112
(Written back)/provided for during the period (note 2)	**(1)**	93	(2)
Transfer (to)/from related body corporate entities	**-**	(2)	12
Attributable to acquisitions during the period	**-**	6	-
Attributable to foreign currency translation	**(5)**	-	-
Balance at the end of the period	**213**	219	122

The collective allowance for credit losses is intended to cover losses in the existing overall credit portfolio which are not yet specifically identifiable.

Note 8
Impaired financial assets

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Impaired debt investment securities available for sale before impairment charge	**196**	188	304
Less impairment charge	**(166)**	(137)	(114)
Debt investment securities available for sale after impairment charge	**30**	51	190
Impaired loan assets and other financial assets with specific provisions for impairment	**1,149**	1,340	607
Less specific provisions for impairment	**(408)**	(423)	(234)
Loans assets and other financial assets after specific provisions for impairment	**741**	917	373
Total net impaired assets	**771**	968	563

Impaired assets have been reported in accordance with AASB 139 *Financial Instruments: Recognition and Measurement* and include loan assets (netted with certain derivative liabilities of $31 million (31 March 2009 of $85 million; 30 September 2008 of $nil)).

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m

Note 9

Investment securities available for sale

Equity securities			
Listed	**339**	140	232
Unlisted	**275**	271	228
Debt securities[1]	**20,827**	14,133	15,586
Total investment securities available for sale	**21,441**	14,544	16,046

(1) Includes $3,725 million (31 March 2009: $6,217 million; 30 September 2008: $9,068 million) of Negotiable Certificates of Deposit (NCD) due from financial institutions and $108 million (31 March 2009: $238 million; 30 September 2008: $1,087 million) of bank bills.

Note 10

Interests in associates and joint ventures accounted for using the equity method

Loans and investments without provisions for impairment	**761**	1,064	1,310
Loans and investments with provisions for impairment	**704**	926	764
Less provisions for impairment	**(310)**	(419)	(339)
Loans and investments at recoverable amount	**394**	507	425
Total interests in associates and joint ventures accounted for using the equity method	**1,155**	1,571	1,735

The fair values of certain interests in material associates and joint ventures, for which there are public quotations, are below their carrying value by $43 million (31 March 2009: below their carrying value by $306 million; 30 September 2008: exceeded their carrying value by $28 million).

Summarised information of interests in material associates and joint ventures is as follows:

			Ownership interest		
Name of entity	**Country of incorporation**	**Reporting date**	**As at 30 Sep 2009 %**	As at 31 Mar 2009 %	As at 30 Sep 2008 %
Diversified CMBS Investments Inc.[(1)(b)]	USA	31 March	**57**	57	57
Macquarie CountryWide Trust[(2)(a)]	Australia	30 June	**-**	11	10
Macquarie Diversified Treasury (AA) Fund[(2)(b)]	Australia	30 June	**-**	-	19
Macquarie Goodman Japan Limited[(a)]	Singapore	31 March	**50**	50	50
Macquarie Office Trust[(2)(a)]	Australia	30 June	**14**	14	7
MGPA Limited[(3)(a)]	Bermuda	30 June	**56**	56	49

(1) Voting rights for this investment are not proportional to the ownership interest. The consolidated entity has joint control because neither the consolidated entity nor its joint investor has control in their own right.

(2) The consolidated entity has or had significant influence due to its fiduciary relationship as manager of these entities.

(3) The consolidated entity has joint control because neither the consolidated entity nor its joint investor has control in their own right.

(a) Property development/management entity

(b) Funds management and investing

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

Note 11
Non-current assets classified as held for sale

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Non-current assets classified as held for sale			
Associates	**18**	-	287
Other non-current assets	**55**	56	55
Total non-current assets classified as held for sale	**73**	56	342

All of the above non-current assets classified as held for sale are expected to be disposed of by way of trade sale, sale to a Macquarie Managed Fund, or sale to other investors within twelve months of being classified as held for sale, unless events or circumstances occur that are beyond the control of the consolidated entity and the consolidated entity remains committed to its plan to sell the asset.

Summarised information of material associates and joint ventures classified as held for sale is as follows:

			Ownership interest		
Name of entity	Country of incorporation	Reporting date	As at 30 Sep 2009 %	As at 31 Mar 2009 %	As at 30 Sep 2008 %
St Hilliers Property Pty Ltd[a]	Australia	30 June	**49**	-	-
Macquarie Prime REIT[a]	Singapore	31 December	**-**	-	26

All associates and joint ventures classified as held for sale are unlisted companies.

Voting power is equivalent to ownership interest.

[a] Property development/management entity

Note 12
Trading portfolio liabilities

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Listed equity securities	**6,493**	1,878	7,558
Commonwealth government securities	**305**	78	2,088
Other government securities	**137**	12	201
Corporate securities	**51**	12	55
Total trading portfolio liabilities	**6,986**	1,980	9,902

Note 13
Debt issued at amortised cost

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Debt issued at amortised cost[1]	**42,706**	48,270	52,485
Total debt issued at amortised cost	**42,706**	48,270	52,485

[1] Included in this balance are amounts payable to SPE noteholders of $17,004 million (31 March 2009: $20,131 million; 30 September 2008: $22,538 million).

The consolidated entity has not had any defaults of principal, interest or other breaches with respect to its debt during the periods reported.

Note 14
Other financial liabilities at fair value through profit or loss

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Equity linked notes	**2,718**	3,702	6,022
Debt issued at fair value	**150**	176	161
Total other financial liabilities at fair value through profit or loss	**2,868**	3,878	6,183

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m

Note 14

Other financial liabilities at fair value through profit or loss continued

Reconciliation of debt issued at amortised cost and other financial liabilities at fair value through profit or loss by major currency:			
Australian dollars	**20,739**	25,259	37,747
United States dollars	**15,179**	16,320	5,173
Canadian dollars	**4,189**	3,607	3,240
Euro	**2,578**	4,081	6,574
Japanese yen	**1,471**	683	1,113
Hong Kong dollars	**526**	626	813
Singapore dollars	**423**	492	743
Great British pounds	**350**	905	2,762
Other currencies	**119**	175	503
Total by currency	**45,574**	52,148	58,668

The consolidated entity's primary sources of domestic and international debt funding are its multi-currency, multi-jurisdictional Debt Instrument Program and domestic NCD issuance. Securities can be issued for terms varying from one day to 30 years.

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 31 Sep 2008 $m

Note 15

Contributed equity

Ordinary share capital			
Opening balance of 337,902,108 (1 October 2008: 304,463,618; 1 April 2008: 300,536,918) fully paid ordinary shares	**4,503**	3,886	3,586
Issue of 3,926,700 shares to Macquarie B.H. Pty Ltd on 4 July 2008 at $76.40 per share	**-**	-	300
Issue of 2,341,926 shares to Macquarie B.H. Pty Ltd on 1 November 2008 at $19.87 per share	**-**	47	-
Issue of 31,096,564 shares to Macquarie B.H. Pty Ltd on 30 March 2009 at $18.33 per share	**-**	570	-
Issue of 10,920,790 shares to Macquarie B.H. Pty Ltd on 1 April 2009 at $18.33 per share	**200**	-	-
Issue of 26,301,219 shares to Macquarie B.H. Pty Ltd on 28 September 2009 at $18.06 per share	**475**	-	-
Closing balance of 375,124,117 (31 March 2009: 337,902,108; 30 September 2008: 304,463,618) fully paid ordinary shares	**5,178**	4,503	3,886
Equity contribution from ultimate parent entity			
Balance at the beginning of the period	**57**	41	18
Additional paid up capital	**15**	16	23
Balance at the end of the period	**72**	57	41

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Macquarie Income Securities			
4,000,000 Macquarie Income Securities of $100 each	**400**	400	400
Less transaction costs for original placement	**(9)**	(9)	(9)
Total Macquarie Income Securities	**391**	391	391

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

Note 16
Reserves, retained earnings and minority interests

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Reserves			
Foreign currency translation reserve			
Balance at the beginning of the period	**(9)**	(14)	(20)
Currency translation differences arising during the period, net of hedge	**(6)**	5	6
Balance at the end of the period	**(15)**	(9)	(14)
Available for sale reserve			
Balance at the beginning of the period	**4**	8	56
Revaluation movement for the period, net of tax	**108**	(88)	(46)
Transfer to income statement for impairment	**2**	81	11
Transfer to profit on realisation	**(5)**	3	(13)
Balance at the end of the period	**109**	4	8
Share based payments reserve			
Balance at the beginning of the period	**186**	186	186
Balance at the end of the period	**186**	186	186
Cash flow hedging reserve			
Balance at the beginning of the period	**(146)**	(27)	31
Revaluation movement for the period, net of tax	**82**	(119)	(58)
Balance at the end of the period	**(64)**	(146)	(27)
Share of reserves of interests in associates and joint ventures accounted for using the equity method			
Balance at the beginning of the period	**30**	3	(6)
Share of reserves during the period	**(36)**	27	9
Balance at the end of the period	**(6)**	30	3
Reserves arising from Group restructure of combining entities under common control			
Balance at the beginning of the period	**(266)**	(146)	(65)
Arising from acquisitions of subsidiaries of the Non-Banking Group (note 20)	**5**	(120)	(81)
Balance at the end of the period	**(261)**	(266)	(146)
Total reserves at the end of the period	**(51)**	(201)	10
Retained earnings			
Balance at the beginning of the period	**1,250**	866	1,374
Profit attributable to equity holders of Macquarie Bank Limited	**267**	398	211
Distributions paid or provided on Macquarie Income Securities (note 5)	**(10)**	(14)	(19)
Dividends paid on ordinary share capital (note 5)	**(345)**	-	(700)
Balance at the end of the period	**1,162**	1,250	866

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m

Note 16

Reserves, retained earnings and minority interests continued

Minority interests			
Macquarie Income Preferred Securities[1]			
Proceeds on issue of Macquarie Income Preferred Securities[2]	**107**	894	894
Less issue costs	**(1)**	(10)	(10)
	106	884	884
Less securities financed	**-**	(382)	-
	106	502	884
Current period profit	**6**	22	23
Distribution provided on Macquarie Income Preferred Securities	**(6)**	(22)	(23)
Foreign currency translation reserve	**(32)**	(104)	(104)
Total Macquarie Income Preferred Securities	**74**	398	780
Other minority interests			
Ordinary share capital	**6**	6	105
Accumulated profits/(losses)	**8**	6	(6)
Total other minority interests	**14**	12	99
Total minority interests	**88**	410	879

(1) On 22 September 2004, Macquarie Capital Funding LP, a subsidiary of the Bank, issued £350 million of MIPS. MIPS, guaranteed non-cumulative step-up perpetual preferred securities, currently pay a 6.177 percent per annum semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35 percent per annum above the then five-year benchmark sterling gilt rate. MIPS may be redeemed on each fifth anniversary thereafter at the Bank's discretion.

The instruments are reflected in the consolidated entity's financial statements as minority interest, with distribution entitlements being included in minority interests' share of profit after income tax.

(2) On 11 September 2009, the various interests in MIPS held by Macquarie Capital Finance (Dubai) Limited were redeemed.

Notes to the consolidated financial statements
for the half-year ended 30 September 2009 continued

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m

Note 17
Notes to the consolidated statement of cash flows

Reconciliation of cash and cash equivalents

Cash and cash equivalents at the end of the period as shown in the consolidated statement of cash flows are reconciled to related items in the consolidated statement of financial position as follows:

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Cash and balances with central banks	**3**	141	225
Due from other financial institutions			
Due from banks[1]	**7,170**	10,127	10,245
Trading securities[2]	**7,185**	9,604	11,629
Cash and cash equivalents at the end of the period	**14,358**	19,872	22,099

(1) Includes cash at bank, overnight cash at bank, other loans to banks and amounts due from clearing houses.

(2) Includes certificates of deposit, bank bills and other short-term debt securities.

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities			
Profit from ordinary activities after income tax	**275**	422	235
Adjustments to profit from ordinary activities:			
Interest on available for sale financial assets	**(73)**	(162)	(489)
Depreciation and amortisation	**109**	122	17
Dividends received from associates	**40**	130	70
Fair value changes on financial assets and liabilities at fair value through profit or loss and realised available for sale assets	**197**	(114)	12
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**(131)**	(258)	(40)
Impairment charge on financial and non-financial assets	**264**	540	496
Loss on disposal of property, plant and equipment	**7**	10	1
Net gains on sale of investment securities available for sale and associates and joint ventures	**(24)**	(14)	(9)
Share based payments expense	**15**	16	23
Share of net profits of associates and joint ventures accounted for using the equity method	**(5)**	(25)	(73)
Changes in assets and liabilities:			
Change in dividends receivable	**17**	37	4
Change in fees and commissions receivable	**88**	(82)	50
Change in fees and commissions payable	**(5)**	(9)	3
Change in tax balances	**(90)**	(77)	11
Change in provisions for employee entitlements	**(1)**	(15)	1
Change in loan assets granted	**5,282**	(572)	7
Change in loan receivable from ultimate parent entity	**2,400**	2,500	2,500
Change in debtors, prepayments, accrued charges and creditors	**42**	(481)	(765)
Change in financial instruments, foreign exchange and commodities	**1,614**	(3,184)	7,710
Change in amounts due to other financial institutions, deposits and other borrowings	**(8,085)**	(2,610)	(4,920)
Change in life investment contract receivables	**(259)**	(974)	720
Net cash flows from/(used in) operating activities	**1,677**	(4,800)	5,564

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m

Note 18

Contingent liabilities and commitments

The following details of contingent liabilities and assets exclude derivatives.

	As at 30 Sep 2009 $m	As at 31 Mar 2009 $m	As at 30 Sep 2008 $m
Contingent liabilities exist in respect of:			
Guarantees	**583**	858	280
Indemnities	**7**	8	10
Letters of credit	**137**	166	132
Performance related contingents	**144**	101	100
Total contingent liabilities[1]	**871**	1,133	522
Commitments exist in respect of:			
Undrawn credit facilities	**3,488**	2,759	3,634
Undrawn credit facilities – revocable at any time	**861**	509	1,331
Forward asset purchase	**485**	-	39
Total commitments[2]	**4,834**	3,268	5,004
Total contingent liabilities and commitments	**5,705**	4,401	5,526

[1] Contingent liabilities exist in respect of claims and potential claims against the consolidated entity. They are reported as the maximum potential liability without considering the value of recovery of assets. Where necessary, appropriate provisions have been made in the financial statements. The Directors do not consider that the outcome of any such claims known to exist at the date of the half-year financial report, either individually or in aggregate, are likely to have a material effect on the results of its operations or its financial position.

[2] Total commitments also represent contingent assets. Such commitments to provide credit may convert to loans and other assets in the ordinary course of business.

Note 19

Fair value of financial assets and liabilities

The methods and significant assumptions that have been applied in determining the fair values of financial instruments in the preparation of the half-year financial report are consistent with those adopted and disclosed in the annual financial report of MBL for the year ended 31 March 2009.

The tables below summarise the carrying value and fair value of financial assets and financial liabilities held at amortised cost that have had a significant change in fair value in the interim period:

	As at 30 September 2009		As at 31 March 2009	
	Carrying amount $m	**Fair value $m**	Carrying amount $m	Fair value $m
Assets				
Due from related body corporate entities	**2,525**	**2,642**	4,647	4,488
Total financial assets	**2,525**	**2,642**	4,647	4,488
Liabilities				
Due to banks	**2,571**	**2,609**	3,264	3,267
Debt issued at amortised cost	**42,706**	**43,088**	48,270	47,687
Subordinated debt at amortised cost	**1,005**	**889**	1,491	720
Total financial liabilities	**46,282**	**46,586**	53,025	51,674

The fair value equivalent of financial assets and liabilities held at amortised cost at 30 September 2008 has not been disclosed on the basis that the fair value was not materially different from the carrying value.

Notes to the consolidated financial statements

for the half-year ended 30 September 2009
continued

Note 20

Acquisitions and disposals of subsidiaries and businesses

Significant entities and businesses acquired or consolidated due to acquisition of control:

Subsidiaries of the Non-Banking Group (comprising Macquarie Financial Holdings Limited and its subsidiaries)
Pursuant to an internal reorganisation, 100 percent interest in certain subsidiaries of the Non-Banking Group were acquired by entities of the Banking Group. These acquisitions were at fair value.

Other entities acquired or consolidated due to acquisition of control during the financial period are as follows:
Telbane 2 Pty Limited and BE Geothermal GmbH.

Aggregate details of the above entities and businesses (including disposal groups) acquired or consolidated due to acquisition of control are as follows:

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Fair value of net assets acquired[1]			
Cash, other financial assets and other assets	**366**	1,906	3,645
Goodwill and other intangible assets	**4**	132	7
Property, plant and equipment and assets under operating leases	**-**	220	27
Assets of disposal groups classified as held for sale	**-**	-	44
Payables, provisions, borrowings and other liabilities	**(109)**	(2,028)	(3,546)
Minority interests	**(2)**	-	-
Total fair value of net assets acquired	**259**	230	177
Purchase consideration			
Cash consideration and costs directly attributable to acquisition	**203**	276	258
Deferred consideration	**-**	74	-
Extinguishment of loan asset	**56**	-	-
Total purchase consideration	**259**	350	258
Net cash outflow			
Cash consideration and costs directly attributable to acquisition	**(203)**	(276)	(258)
Less: cash and cash equivalents acquired	**3**	133	165
Net cash outflow	**(200)**	(143)	(93)

(1) In relation to the acquisition of certain subsidiaries of the Non-Banking Group, assets and liabilities acquired were recognised at carrying amounts. In accordance with the consolidated entity accounting policy, the difference between the fair value of the consideration given over the carrying amounts recognised is recorded directly in reserves. For the half-year ended 30 September 2009 $5 million (31 March 2009: $120 million; 30 September 2008: $81 million) was recognised in reserves - Reserves arising from Group restructure of combining entities under common control.

The operating results of these entities have not had a material impact on the results of the consolidated entity.

There are no significant differences between the fair value of net assets acquired and their carrying amounts, other than goodwill and other intangible assets as noted above.

The 31 March 2009 and 30 September 2008 comparatives relate to subsidiaries of the Non-Banking Group (comprising Macquarie Financial Holdings Limited and its subsidiaries) and Constellation Energy, being the significant entities acquired or consolidated due to acquisition of control.

Note 20

Acquisitions and disposals of subsidiaries and businesses continued

Significant entities and businesses disposed of or deconsolidated due to loss of control:

There were no significant entities disposed of during the financial period.

Other entities disposed of or deconsolidated during the financial period are as follows:

Shanghai Chengli Properties Co Ltd, Lachlan Wealth Management Limited, Equinox Investment Holdings Pty Ltd and Macquarie CountryWide Management Limited (sold to the Non-Banking Group).

Aggregate details of the above entities disposed of or deconsolidated are as follows:

	Half-year to 30 Sep 2009 $m	Half-year to 31 Mar 2009 $m	Half-year to 30 Sep 2008 $m
Carrying value of assets and liabilities disposed of or deconsolidated			
Cash, other financial assets and other assets	**96**	3,607	452
Property, plant and equipment	**-**	4	-
Payables, provisions, borrowings and other liabilities	**(63)**	(82)	(328)
Total carrying value of assets and liabilities disposed of or deconsolidated	**33**	3,529	124
Net cash inflow			
Cash received	**34**	3,389	124
Less:			
Investment retained	-	(1)	-
Cash and cash equivalents disposed of or deconsolidated	**(2)**	(67)	(39)
Net cash inflow	**32**	3,321	85

The 31 March 2009 and 30 September 2008 comparatives relate to Macquarie Asset Leasing Trust, MQ Japan Market Neutral Fund (Cayman Islands), Macquarie Infrastructure Opportunities Fund Ltd, the Italian mortgages business, the margin lending business and certain entities of the MBL Group sold to the Non-Banking Group (Real Estate Group), being the significant entities and businesses disposed of or deconsolidated due to loss of control.

Note 21

Events occurring after balance sheet date

There were no material events subsequent to 30 September 2009 that have not been reflected in the financial statements.

Directors' declaration

for the half-year ended September 2009

In the Directors' opinion

(a) the financial statements and notes set out on pages 4 to 31 are in accordance with the *Corporations Act 2001*, including:

  i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

  ii) giving a true and fair view of the consolidated entity's financial position as at 30 September 2009 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Macquarie Bank Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

David S Clarke, AO
Non-Executive Director and
Chairman

Richard Sheppard
Managing Director and
Chief Executive Officer

Sydney
29 October 2009

Independent auditor's review report
to the members of Macquarie Bank Limited

PRICEWATERHOUSECOOPERS

Report on the half-year financial report

We have reviewed the accompanying half-year financial statements of Macquarie Bank Limited, which comprise the statement of financial position as at 30 September 2009, and the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors' declaration for Macquarie Bank Limited (the consolidated entity). The consolidated entity comprises both Macquarie Bank Limited (the company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 September 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Macquarie Bank Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Macquarie Bank Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 September 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

PricewaterhouseCoopers

DH Armstrong
Partner
PricewaterhouseCoopers

Sydney
29 October 2009

Financial Report
for the half-year ended September 2009

This page has been left blank intentionally.

Macquarie Bank Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Bank Limited
Level 3, 25 National Circuit
Forrest ACT 2603
Australia

Tel: +61 2 6225 3000


1804

MACQUARIE GROUP MANAGEMENT DISCUSSION AND ANALYSIS


CAROLUS • III •
DEI • GRATIA • 1802 •
1813
WALES

MACQUARIE GROUP
MANAGEMENT DISCUSSION AND ANALYSIS
HALF-YEAR ENDED 30 SEPTEMBER 2009

MACQUARIE

MACQUARIE GROUP LIMITED ACN 122 169 279

Cover image: A stylised contemporary version of the Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330

Designed by Frost* Print management by Octopus Solutions

Macquarie Group Limited
Management Discussion and Analysis
September 2009

Comparative figures have been restated, where necessary, to conform with changes in current year financial presentation and group restructures.

References to the 30 September 2009 half are to the six months ended 30 September 2009.

References to the prior corresponding period are to the six months ended 30 September 2008.

References to the prior period are to the six months ended 31 March 2009.

All amounts in this report are in Australian dollars, unless otherwise stated.

Extracts from the Financial Report

The financial information presented in the income statement in Section 1.0 and the balance sheet in Section 6.0 have been extracted from the Macquarie Group Limited Financial Report for the half year ended 30 September 2009, which was subject to independent review by PricewaterhouseCoopers.

PricewaterhouseCoopers' Independent Auditor's Review report to the members of Macquarie Group Limited was unqualified.

1.0 Result Overview

1.1 Income statement analysis

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Income statement					
Net interest income	**425**	418	520	*2*	*(18)*
Fee and commission income	**1,882**	1,890	2,155	*(<1)*	*(13)*
Net trading income	**633**	435	722	*46*	*(12)*
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	**(197)**	(44)	118	*n/m*	*n/m*
Other operating income and charges	**362**	(143)	(545)	*n/m*	*n/m*
Net operating income	**3,105**	2,556	2,970	*21*	*5*
Employment expenses	**(1,509)**	(1,094)	(1,265)	*38*	*19*
Brokerage and commission expenses	**(329)**	(374)	(311)	*(12)*	*6*
Occupancy expenses	**(251)**	(241)	(152)	*4*	*65*
Non-salary technology expenses	**(125)**	(152)	(111)	*(18)*	*13*
Other operating expenses	**(359)**	(433)	(404)	*(17)*	*(11)*
Total operating expenses	**(2,573)**	(2,294)	(2,243)	*12*	*15*
Operating profit before income tax	**532**	262	727	*103*	*(27)*
Income tax (expense)/benefit	**(36)**	64	(79)	*n/m*	*(54)*
Profit from ordinary activities after income tax	**496**	326	648	*52*	*(23)*
Profit attributable to minority interests	**(17)**	(59)	(44)	*(71)*	*(61)*
Profit attributable to ordinary equity holders of Macquarie Group Limited	**479**	267	604	*79*	*(21)*
Key metrics					
Expense to income ratio (%)	**82.9**	89.7	75.5		
Compensation ratio (%)	**45.2**	41.4	40.1		
Basic earnings per share (cents per share)	**150.2**	94.1	216.6		
Diluted earnings per share (cents per share)	**149.6**	94.1	215.2		
Dividends per share (cents per share)	**86.0**	40.0	145.0		
Dividend payout ratio (%)	**60.0**	42.7	67.4		
Annualised return on equity (%)	**9.6**	6.0	13.9		

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

Consolidated net profit after income tax attributable to ordinary equity holders for the half year ended 30 September 2009 was A$479 million, a 21% decrease from A$604 million in the prior corresponding period and a 79% increase from A$267 million in the prior period. The half year ended 30 September 2009 included significant write-downs, impairment charges, and net equity accounted losses (A$758 million), negative fair value adjustment on fixed rate issued debt (A$252 million), gains from liability management (Macquarie Income Preferred Securities, A$127 million and subordinated debt, A$55 million) and gains from listed fund initiatives totalling A$414 million (Macquarie Communications Infrastructure Group, Macquarie Leisure Trust and Macquarie Airports).

The result contributed to earnings per share declining from A$2.17 per share in the prior corresponding period to A$1.50 for the half year ended 30 September 2009. The interim dividend declared is A$0.86 per share, unfranked, and resulted in a dividend payout ratio of 60%.

1.0 Result Overview continued

In May 2009 Macquarie undertook a A$540 million capital raising via an institutional private placement, and in June 2009 completed a A$669 million share purchase plan. As a result of these capital initiatives and the decrease in profit attributable to ordinary equity holders, return on equity for the half year ended 30 September 2009 was 9.6%, down from 13.9% for the prior corresponding period.

Total operating income for the half year ended 30 September 2009 was A$3,105 million, a 5% increase on the prior corresponding period's operating income of A$2,970 million. The main drivers of this change were increased operating income from Fixed Income, Currencies and Commodities and the cash equities business in Macquarie Securities, combined with an overall reduction in the level of write-downs, impairment charges and net equity accounted losses.

Total operating expenses for the half year ended 30 September 2009 were A$2,573 million, an increase of 15% from A$2,243 million in the prior corresponding period largely driven by a 19% increase in employment costs, which also resulted in an increase to the compensation ratio from 40.1% in the prior corresponding period to 45.2% for the six months to 30 September 2009. The effective tax rate for the half year ended 30 September 2009 was 7.0%, up from 1.7% for the year ended 31 March 2009.

2.0 Income statement analysis

2.1 Net interest income

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Interest revenue	**2,155**	2,826	3,594	*(24)*	*(40)*
Interest expense	**(1,730)**	(2,408)	(3,074)	*(28)*	*(44)*
Net interest income (as reported)	**425**	418	520	*2*	*(18)*
Adjustment for accounting for swaps[2]	**(45)**	(68)	59	*(34)*	*n/m*
Net interest income (adjusted)	**380**	350	579	*9*	*(34)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

2 Australian Accounting Standards require derivatives hedging interest rate risk (especially swaps) to be carried at fair value through trading income unless they form part of a qualifying hedge relationship. This distorts the analysis of net interest income and trading income in each operating group. To assist in the analysis of net interest margins, the impact of accounting for swaps used to economically hedge interest rate risk that is included in trading income for statutory purposes, has been adjusted against net interest income above.

Net interest income was A$380 million for the six months to 30 September 2009, down 34% from A$579 million in the prior corresponding period after adjusting for amounts relating to the accounting for swaps that are classified as trading income for statutory purposes. The main driver of the decrease was a decrease in earnings on capital due to lower interest rates, lower average loan volumes and the cost of excess liquidity. This was partially offset by higher net margins.

2.0 Income statement analysis (continued)

Analysis of net interest margins

	Half year to Sep 09			Half year to Mar 09			Half year to Sep 08		
	Interest A$m	**Average volume A$m**	**Average Spread %**	Interest A$m	Average volume A$m	Average Spread %	Interest A$m	Average volume A$m	Average Spread %
Mortgages	**100**	**23,110**	**0.87%**	98	25,561	0.77%	79	28,918	0.55%
Other lending areas	**321**	**21,762**	**2.95%**	320	22,176	2.89%	301	27,577	2.18%
Total net interest margin from interest bearing assets	**421**	**44,872**	**1.88%**	418	47,737	1.75%	380	56,495	1.35%
Other net interest income/(expense)	**(41)**			(68)			199		
Total net interest income	**380**			350			579		

Mortgages

Net interest income from mortgage assets of A$100 million was up 27% from A$79 million in the prior corresponding period as average margins increased from 55 basis points in the prior corresponding period to 87 basis points in the six months to 30 September 2009. The Canadian mortgages business continues to participate in the Canadian Mortgage Bond programme and has benefitted from improved margins over the prior corresponding period. Average mortgages volumes have decreased 20% from A$28.9 billion at 30 September 2008 to A$23.1 billion at 30 September 2009 due to the continuing run-off of the Australian residential mortgage portfolio. The Australian mortgage book has decreased 25% since 30 September 2008 from A$21.2 billion to A$15.9 billion at 30 September 2009.

Other lending areas

Net interest income from other lending areas has increased 7% from A$301 million in the prior corresponding period to A$321 million in the six months to 30 September 2009. Average margins increased from 218 basis points in the prior corresponding period to 295 basis points in the six months to 30 September 2009, in part due to a change in the product mix including an increase in higher yielding loans within Corporate and Asset Finance. Overall, average volumes have decreased 21% from A$27.6 billion at 30 September 2008 to A$21.8 billion at 30 September 2009 due to the sale of the majority of the margin lending business in January 2009 combined with a decrease in real estate loans and structured finance loans since 30 September 2008.

Other net interest income/(expense)

Other net interest income/(expense) includes earnings on capital offset by costs associated with excess liquidity and the funding cost of non-interest bearing assets. The decrease of A$240 million in other net interest income/(expense) from A$199 million income in the prior corresponding period to an expense of A$41 million for the six months to 30 September 2009 was mainly due to decreased earnings on capital resulting from lower interest rates combined with the cost of holding excess liquidity, which carries a negative spread. The negative spread was a result of the rate at which debt was issued being higher than yields generated by the cash and liquid securities in which the funds are invested. The higher cost of funding includes the cost of the Government guarantee on certain issued debt and deposits.

2.2 Fee and commission income

	Half year to			Movement	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Base fees	**442**	467	454	*(5)*	*(3)*
Performance fees	**52**	15	219	*247*	*(76)*
Mergers and acquisitions, advisory and underwriting fees	**596**	615	614	*(3)*	*(3)*
Brokerage and commissions	**546**	444	593	*23*	*(8)*
Other fee and commission income	**233**	311	258	*(25)*	*(10)*
Income from life investment contracts and other unit holder investment assets	**13**	38	17	*(66)*	*(24)*
Total fee and commission income	**1,882**	1,890	2,155	*(<1)*	*(13)*

Total fee and commission income of A$1,882 million for the half year ended 30 September 2009 declined 13% from A$2,155 million in the prior corresponding period largely due to a combined 27% decrease in base and performance fees.

Base and performance fees

Base fees of A$442 million for the half year ended 30 September 2009 decreased 3% from A$454 million in the prior corresponding period, which was slightly lower than the decrease in Assets under Management, one of the main drivers of base fees. Assets under Management decreased 10% over the prior corresponding period to A$216.3 billion at 30 September 2009. The fall in base fees was largely in Macquarie Capital listed funds due to reductions in market capitalisations, and in Banking and Financial Services due to a reduction in Assets under Management in the Cash Management Trust. For further details of Assets under Management refer to Section 7.1.

Performance fees of A$52 million for the half year ended 30 September 2009 decreased 76% from A$219 million in the prior corresponding period as market conditions continued to drive significant falls in the prices of listed securities, making out-performance of the relevant benchmarks harder to achieve. The 30 September 2009 half included performance fees from the sale of the Kukdong building by Macquarie Central Office CR-REIT while the prior corresponding period included a significant performance fee on the termination of the Advisory Agreement with Bristol Airports Bermuda Limited (formerly Macquarie Airports Group Limited).

A split of base and performance fees received from listed and unlisted funds is provided in the table below.

	Half year to			Movement	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Base fees					
Macquarie Capital					
Listed funds	**51**	50	90	*2*	*(43)*
Unlisted funds	**184**	206	160	*(11)*	*15*
Managed assets	**8**	12	6	*(33)*	*33*
Total Macquarie Capital	**243**	268	256	*(9)*	*(5)*
Real Estate Banking					
Listed funds	**25**	13	10	*92*	*150*
Unlisted funds	**–**	1	1	*(100)*	*(100)*
Managed assets	**–**	–	1	*–*	*(100)*
Total Real Estate Banking	**25**	14	12	*79*	*108*
Macquarie Funds	**72**	76	66	*(5)*	*9*
Banking and Financial Services	**102**	109	120	*(6)*	*(15)*
Total base fee income	**442**	467	454	*(5)*	*(3)*

2.0 Income statement analysis (continued)

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Performance fees					
Macquarie Capital					
Listed funds	**–**	2	27	*(100)*	*(100)*
Unlisted funds	**7**	6	126	*17*	*(94)*
Managed assets	**5**	–	57	*n/m*	*(91)*
Total Macquarie Capital	**12**	8	210	*50*	*(94)*
Real Estate Banking					
Listed funds	**34**	–	–	*n/m*	*n/m*
Unlisted funds	**–**	–	1	*–*	*(100)*
Managed assets	**1**	1	–	*–*	*n/m*
Total Real Estate Banking	**35**	1	1	*n/m*	*n/m*
Macquarie Funds	**5**	6	8	*(17)*	*(38)*
Total performance fee income	**52**	15	219	*247*	*(76)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

Mergers and acquisitions, advisory and underwriting fees

Mergers and acquisitions, advisory and underwriting fees of A$596 million decreased 3% from A$614 million in the prior corresponding period. The volume of deals in which Macquarie Capital participated was slightly up on the prior corresponding period. Significant fees were received in relation to the Victorian Desalination Project and Rio Tinto's renounceable rights issue.

Brokerage and commission

Brokerage and commission income of A$546 million decreased 8% from A$593 million in the prior corresponding period largely as a result of lower fees from institutional broking services as market turnover was down 16% in Australia and down 4% in Asia (excluding Japan) over the six months to 30 September 2009, compared to the prior corresponding period. In addition, retail broking fees in Macquarie Private Wealth were also lower as the business experienced a 12% decline in overall volumes, broadly in line with the decline in Australian market turnover.

Other fee and commission income

Other fee and commission income of A$233 million for the half year ended 30 September 2009 decreased 10% from A$258 million in the prior corresponding period. The decrease was largely due to lower platform fees resulting from lower average Wrap Funds under Administration, which was impacted by negative equity market movements during the six months to 30 September 2009 compared to the prior corresponding period. The Australian Wrap platform closed at A$21.6 billion at 30 September 2009, down from A$21.0 billion at 30 September 2008. Cross-border leasing fees that were earned in the prior corresponding period were not repeated in the 30 September 2009 half.

Income from life investment contracts and other unit holder investment assets

Income from life investment contracts and other unit holder investment assets includes income from the provision of life insurance by Macquarie Life and True Index income earned on funds managed by Macquarie Funds Group. Income from this category was A$13 million for the half year ended 30 September 2009, compared to A$17 million in the prior corresponding period, which was a 24% decrease predominately due to a decline in funds managed resulting from reduced equity values.

2.3 Trading income

The composition of trading income set out below excludes interest revenue and expense, brokerage and commission revenue and expense, and operating costs of trading activities. To obtain a complete view of the performance of Macquarie's trading activities, refer Sections 3.2 Macquarie Securities and 3.5 Fixed Income, Currencies and Commodities.

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Equities	**407**	(219)	363	*n/m*	*12*
Commodities	**353**	405	178	*(13)*	*98*
Foreign exchange products	**108**	(2)	134	*n/m*	*(19)*
Interest rate products	**(190)**	319	(12)	*n/m*	*n/m*
Net trading income (adjusted)	**678**	503	663	*35*	*2*
Adjustment for swaps[2]	**(45)**	(68)	59	*(34)*	*n/m*
Net trading income (as reported)	**633**	435	722	*46*	*(12)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

2 Australian Accounting Standards require derivatives hedging interest rate risk (especially swaps) to be carried at fair value through trading income unless they form part of a qualifying hedge relationship. This distorts the analysis of net interest income and trading income in each operating group. To assist in the analysis of net interest margins, the impact of accounting for swaps used to economically hedge interest rate risk that is included in trading income for statutory purposes, has been adjusted against interest rate products above.

Total adjusted trading income in the half year ended 30 September 2009 of A$678 million increased 2% from A$663 million in the prior corresponding period. The main driver of this increase was strong growth in commodities trading income, offset by fair value adjustment on fixed rate issued debt of A$252 million in the 30 September 2009 half.

Equities

Trading income from equity products in the half year ended 30 September 2009 was A$407 million, an increase of 12% from A$363 million in the prior corresponding period. Arbitrage trading activities continued to contribute strongly to trading profits as a result of favourable spreads on exchange traded instruments, particularly in the Taiwanese, Indian and Korean markets. However, derivatives revenues, notably in Asian and European equity markets, were down on the prior corresponding period reflecting lower volumes in higher margin retail structured products. Also, the prior corresponding period included mark-to-market losses on BrisConnections.

The half year to 31 March 2009 was a difficult period for equity markets, and the equities trading result also included a number of mark-to-market losses on equity investments carried at fair value through profit or loss, including losses on BrisConnections.

2.0 Income statement analysis (continued)

Commodities

Commodity products income in the half year ended 30 September 2009 was A$353 million, a 98% increase from A$178 million in the prior corresponding period. The increase in commodities trading income (including metals, energy and agricultural products) was driven by improved market conditions and the acquisition of Constellation Energy in March 2009.

An increase in trading income in the Energy Markets division was driven by increased volumes in the United States gas business resulting from the acquisition of Constellation Energy. Market volatility in general was low, liquidity mixed, prices for oil higher while gas and power prices were lower. Trading income from the Agricultural Commodities business for the half year ended 30 September 2009 was up on the prior corresponding period primarily as a result of higher volatility in soft commodity markets, a return of confidence in agricultural markets and freight markets improving from extreme lows. The Metals and Energy Capital division was a strong contributor with metals prices recovering from recent declines, particularly gold.

Foreign exchange products

Trading income on foreign exchange products was A$108 million in the half year ended 30 September 2009, down 19% from A$134 million in the prior corresponding period. Both volatility and volumes were down on the prior corresponding period largely due to a fall in foreign exchange market volumes globally as a result of a reduction in global risk capital, lower commodity prices and subdued trade numbers.

Interest rate products

Trading income from interest rate products was a net loss of A$190 million in the half year ended 30 September 2009 down from a loss of A$12 million in the prior corresponding period. The half year ended 30 September 2009 included a net A$252 million loss relating to the fair value adjustment on fixed rate issued debt (A$320 million due to reduced credit spreads offset by a A$68 million gain due to an increased discount rate). In the prior corresponding period a net A$20 million gain was recognised, with a net A$159 million gain in the prior period.

Excluding the fair value adjustment on fixed rate issued debt, income from interest rate products was A$62 million, up from a loss of A$32 million in the prior corresponding period. The Credit Trading division (established in June 2008) and the Emerging Markets division made substantial contributions during the 30 September 2009 half. Significant improvement in the Australian credit market and spreads across all markets translated to a substantial increase in income for the Debt Markets division.

2.4 Share of net profits/(losses) of associates and joint ventures

	Half year to			Movement[1]	
	Sep 09	Mar 09	Sep 08	*Mar 09*	*Sep 08*
	A$m	A$m	A$m	*%*	*%*
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	**(197)**	(44)	118	*n/m*	*n/m*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

Share of net equity accounted losses of associates and joint ventures was A$197 million for the half year ended 30 September 2009, compared to a net profit of A$118 million in the prior corresponding period. Equity accounted losses relating to investments where Macquarie is both the fund manager and has an equity investment in the fund were the main contributor. The main change from the prior corresponding period was the impact of the global financial crisis on the underlying results of the investments.

The 30 September 2009 half comprised equity accounted gains of A$117 million offset by equity accounted losses of A$314 million (of which A$62 million related to the equity accounting impact of fees to terminate management arrangements. Refer Sections 2.5 and 3.3 for further detail).

2.0 Income statement analysis (continued)

2.5 Other operating income and charges

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Net gains on sale of investment securities available for sale	**35**	18	125	*94*	*(72)*
Net gains on sale of associates (including associates held for sale) and joint ventures	**49**	18	63	*172*	*(22)*
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**260**	263	60	*(1)*	*n/m*
Impairment charge on investment securities available for sale	**(69)**	(168)	(138)	*(59)*	*(50)*
Impairment charge on investments in associates (including associates held for sale) and joint ventures	**(359)**	(168)	(546)	*114*	*(34)*
Impairment charge on disposal groups held for sale	**–**	5	(197)	*(100)*	*(100)*
Impairment charge on non-financial assets	**(43)**	(75)	–	*(43)*	*n/m*
Sale of management rights	**345**	–	–	*n/m*	*n/m*
Gain on repurchase of subordinated debt	**55**	–	–	*n/m*	*n/m*
Net operating lease income	**76**	109	74	*(30)*	*3*
Net income from disposal groups held for sale	**–**	71	20	*(100)*	*(100)*
Dividends/distributions received/receivable from investment securities available for sale	**21**	12	37	*75*	*(43)*
Collective allowance for credit losses during the period	**3**	(95)	5	*n/m*	*(40)*
Specific provisions	**(134)**	(245)	(166)	*(45)*	*(19)*
Other income	**123**	112	118	*10*	*4*
Total other operating income and charges	**362**	(143)	(545)	*n/m*	*n/m*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

Total other operating income and charges was a gain of A$362 million for the half year ended 30 September 2009, compared to a loss of A$545 million in the prior corresponding period largely due to lower impairment charges and the fee to terminate management arrangements in relation to Macquarie Airports, offset to some extent by lower net gains on sale of investment securities available for sale. Refer to Section 2.6 for further detail on impairment charges, including specific loan provisions and collective allowance for credit losses.

Net gains on sale of equity investments (including available for sale, associates and joint venture investments) totalled A$84 million, down 55% from A$188 million in the prior corresponding period. Gains recognised in the 30 September 2009 half were predominately from Moto Hospitality and Puget Energy. The prior corresponding period included gains from the sale of Macquarie Capital's residual holding in Dyno Nobel and Boart Longyear.

The gain on deconsolidation of controlled entities for the half year ended 30 September 2009 of A$260 million increased significantly from A$60 million in the prior corresponding period largely due to financing of the acquisition of £157.5 million of Macquarie Income Preferred Securities in June 2009, which contributed A$127 million during the period, and the sale of Macquarie Communications Infrastructure Management Limited.

The sale of management rights income of A$345 million related to Macquarie Airports.

During the half year ended 30 September 2009 a gain of A$55 million was made in relation to the buy back of issued subordinated debt in April 2009.

Operating lease income of A$76 million for the half year ended 30 September 2009 increased 3% from A$74 million in the prior corresponding period.

Dividends and distributions received of A$21 million for the half year ended 30 September 2009 decreased 43% from A$37 million in the prior corresponding period as a number of companies reduced dividends to preserve capital during the global financial crisis.

2.6 Impairment charges, net equity accounted gains/losses and provisions

Reconciliation to the statutory income statement

The table below shows the various income statement categories in which impairment charges, net equity accounted gains/losses and provisions were recognised for the half year ended 30 September 2009. Total impairment charges were down on both the prior period and prior corresponding period as the six months to 30 September 2009 showed signs of improved markets.

	Half year to Sep 09 A$m
Impairment charge on investment securities available for sale	(69)
Impairment charge on investments in associates (including associates held for sale) and joint ventures	(359)
Impairment charge on non-financial assets	(43)
Collective allowance for credit losses during the period	3
Specific provisions	(134)
Share of net gains/losses of associates and joint ventures accounted for using the equity method (excluding Macquarie Airports)[1]	(135)
Net trading losses[2]	(21)
Total impairment charges and provisions	(758)

1 The amount shown above excludes equity accounted losses relating to Macquarie Airports. Refer Sections 2.4 and 3.3 for further detail.

2 Selected items included are carried in the trading portfolio at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise.

2.0 Income statement analysis (continued)

Details of impairment charges and provisions

	Half year to Sep 09		
	Macquarie Securities A$m	Macquarie Capital A$m	Macquarie Funds A$m
Impairments and equity accounted gains/losses of funds management assets and other co-investments			
Listed Macquarie-managed funds	–	(26)	–
Real estate equity investments	–		–
US portfolios of asset backed securities held as available for sale	–	(62)	–
Resources equity investments	–	–	–
Other equity co-investments[1]	1	(432)	1
Total	1	(520)	1
Loan impairment provisions			
Real estate loans	–	–	–
Resources loans	–	–	–
Corporate and Assets Finance leasing and lending	–	–	–
Banking and Financial Services business banking	–	–	–
Other loans	–	(9)	(2)
Total	–	(9)	(2)
Impairments recognised on trading asset positions			
CLO/CDO exposures held in trading portfolio	–	–	–
Total impairment charges and provisions	1	(529)	(1)

1 Includes impairment charges of A$348 million and equity accounted losses of A$175 million, and is offset with equity accounted gains of A$118 million.

Half year to Sep 09					
Fixed Income Currencies & Commodities A$m	Corporate & Asset Finance A$m	Real Estate Banking A$m	Banking & Financial Services A$m	Corporate A$m	Total A$m
–	–	(16)	–	(3)	(45)
–	–	(90)	–	(2)	(92)
–	–	–	–	–	(62)
(2)	–	–	–	–	(2)
3	1	23	(3)	1	(405)
1	1	(83)	(3)	(4)	(606)
–	–	(13)	–	–	(13)
(50)	–	–	–	–	(50)
–	(28)	–	–	–	(28)
–	–	–	(14)	–	(14)
–	–	–	(15)	–	(26)
(50)	(28)	(13)	(29)	–	(131)
(21)	–	–	–	–	(21)
(70)	(27)	(96)	(32)	(4)	(758)

2.0 Income statement analysis (continued)

2.7 Operating expenses

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Employment expenses:					
Compensation expenses:					
Salary, commissions, superannuation and performance-related profit share	**(1,333)**	(999)	(1,099)	*33*	*21*
Share based payments	**(58)**	(64)	(64)	*(9)*	*(9)*
Provision for annual leave	**(10)**	1	(20)	*n/m*	*(50)*
Provision for long service leave	**(1)**	5	(7)	*n/m*	*(86)*
Total compensation expenses	**(1,402)**	(1,057)	(1,190)	*33*	*18*
Other employment expenses including on-costs, staff procurement and staff training	**(107)**	(37)	(75)	*189*	*43*
Total employment expenses	**(1,509)**	(1,094)	(1,265)	*38*	*19*
Brokerage and commission expenses	**(329)**	(374)	(311)	*(12)*	*6*
Occupancy expenses	**(251)**	(241)	(152)	*4*	*65*
Non-salary technology expenses	**(125)**	(152)	(111)	*(18)*	*13*
Professional fees	**(128)**	(191)	(134)	*(33)*	*(4)*
Travel and entertainment	**(68)**	(102)	(102)	*(33)*	*(33)*
Advertising and communication	**(42)**	(45)	(47)	*(7)*	*(11)*
Other expenses	**(121)**	(95)	(121)	*27*	*—*
Total operating expenses	**(2,573)**	(2,294)	(2,243)	*12*	*15*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

Operating expenses of A$2,573 million for the six months to 30 September 2009 increased 15% from A$2,243 million in the prior corresponding period, primarily due to increased employments expenses.

Employment expenses increased 19% from A$1,265 million in the prior corresponding period to A$1,509 million for the half year ended 30 September 2009. The main driver was increased profit share expense, with the overall compensation ratio increasing from 40.1% in the prior corresponding period to 45.2% for the half year ended 30 September 2009.

The 6% increase in brokerage and commission expense from A$311 million to A$329 million was primarily due to increased volumes of client trading as global market conditions improved.

Occupancy costs of A$251 million for the half year ended 30 September 2009 increased 65% from A$152 in the prior corresponding period, mainly due to the occupation of new offices in Sydney, Hong Kong and London. Additionally, expense has been recognised for the cost of future surplus leased space in accordance with Accounting standards.

Non-salary technology expenses were up 13% on prior corresponding period to A$125 million for the half year ended 30 September 2009 due to increased spend on new and upgraded systems.

Reductions in professional fees of 4% to A$128 million and travel and entertainment down 33% to A$68 million were due to reduced investment banking activity and a focus on cost rationalisation during the 30 September 2009 half.

Other expenses of A$121 million for the half year ended 30 September 2009 were in line with the prior corresponding period.

2.8 Headcount

	As at			Movement	
	Sep 09	Mar 09	Sep 08	*Mar 09 %*	*Sep 08 %*
Headcount by group					
Macquarie Securities	**1,512**	1,540	1,777	*(2)*	*(15)*
Macquarie Capital	**2,403**	2,617	3,049	*(8)*	*(21)*
Macquarie Funds	**561**	583	572	*(4)*	*(2)*
Fixed Income, Currencies and Commodities	**796**	680	677	*17*	*18*
Corporate and Asset Finance	**574**	539	546	*6*	*5*
Real Estate Banking	**118**	136	214	*(13)*	*(45)*
Banking and Financial Services	**2,628**	2,598	2,779	*1*	*(5)*
Total headcount — operating groups	**8,592**	8,693	9,614	*(1)*	*(11)*
Total headcount — corporate	**4,166**	4,023	4,284	*4*	*(3)*
Total headcount	**12,758**	12,716	13,898	*<1*	*(8)*
Headcount by region					
Australia	**7,026**	7,243	7,898	*(3)*	*(11)*
International:					
Americas	**2,197**	1,931	1,991	*14*	*10*
Asia Pacific	**2,183**	2,207	2,496	*(1)*	*(13)*
Europe, Africa and Middle East	**1,352**	1,335	1,513	*1*	*(11)*
Total headcount — International	**5,732**	5,473	6,000	*5*	*(4)*
Total headcount	**12,758**	12,716	13,898	*<1*	*(8)*
International headcount ratio (%)	**45**	43	43	*5*	*5*

Total headcount at 30 September 2009 of 12,758 decreased 8% from 13,898 million at 30 September 2008 largely due to a reduction in headcount by some groups in response to the global financial crisis. This was partially offset by the integration of Tristone Capital Global Inc. and Constellation Energy, which together added over 200 staff predominantly in the Americas.

2.0 Income statement analysis (continued)

2.9 Income tax expense

	Half year to		
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m
Net profit before tax	**532**	262	727
Add back: write-downs and impairment charges	**758**	1,032	1,012
Net profit before impairments and tax	**1,290**	1,294	1,739
Prima facie tax @ 30%	**387**	388	522
Income tax permanent differences	**(124)**	(143)	(139)
Income tax expense (before effect of impairments)	**263**	245	383
Implied effective tax rate (%)[1]	**21%**	20%	23%
Prima facie tax of write-downs and impairment charges @ 30%	**(227)**	(309)	(304)
Income tax expense/(benefit)	**36**	(64)	79
Actual effective tax rate (%)[1]	**7%**	(32%)	12%

1 The effective tax rate is calculated on net profit before tax and after minority interests. Minority interests reduce net profit before tax by A$17 million, A$59 million and A$44 million in the six months ended 30 September 2009, 31 March 2009 and 30 September 2008, respectively.

The effective tax rate for the half year ended 30 September 2009 was 7.0%, down from 11.6% in the prior corresponding period and up from 1.7% for the year to 31 March 2009. Income tax expense declined A$43 million compared to the prior corresponding period.

The decrease was largely due to a 27% reduction in net profit before income tax, from A$727 million in the prior corresponding period, to A$532 million in the half year ended 30 September 2009. This had the effect of reducing prima facie income tax expense by A$59 million compared to the prior corresponding period.

Permanent differences on operating income before write-downs, impairment charges, net equity accounted gains/losses and other significant items have been relatively stable.

3.0 Segment analysis

3.1 Basis of preparation

Segments

Macquarie applies AASB 8 *Operating Segments* which requires the 'management approach' to disclosing information about its reportable segments. The financial information is reported on the same basis as used internally by senior management for evaluating operating segment performance and for deciding how to allocate resources to operating segments. Such information is produced using different measures to that used in preparing the statutory income statement. For internal reporting and risk management purposes, Macquarie is divided into five operating groups and two divisions (generally referred to as "the groups"):

- Macquarie Securities
- Macquarie Capital
- Macquarie Funds
- Fixed Income, Currencies and Commodities (formerly Treasury and Commodities)
- Corporate and Asset Finance
- Real Estate Banking
- Banking and Financial Services.

Additionally, a Corporate segment includes Group Treasury, head office and central support functions.

Operating group restructures

Since 31 March 2009 there have been no restructures of operating groups.

Internal transactions

Any transfers or transactions between segments are determined on an arm's length basis and are included within the relevant categories of income. These transactions eliminate on aggregation/consolidation. Below is a selection of the key policies.

Internal funding arrangements

Group Treasury has the responsibility for maintaining the funding for the Group, and operating groups obtain their funding from Group Treasury. The interest rates charged by Group Treasury are determined by the types of assets being funded and the term of the funding, and are fully costed.

Operating groups may source funding directly from external sources generally only when there is recourse only to the assets being funded and not to the Group.

Transactions between operating groups

Operating groups that enter into arrangements with other operating groups must do so on commercial terms. There is a requirement for accounting symmetry in such transactions, i.e. a profit in one operating group must be offset with an equal and opposite loss in the other operating group.

Services and recoveries

Service areas recover their costs to operating groups on either a time and effort allocation basis or a fee for service basis.

Internal management revenue/(charges)

Internal management revenue/charges are primarily used to recognise an operating group's contribution to income tax expenses and benefits. Non-assessable income generated by an operating group results in a benefit added to that group's operating result. Conversely a non-deductible expense results in a charge to the operating result. These management charges are offset by an equal and opposite amount recognised in the Corporate segment such that on aggregation the total nets to nil.

Presentation of segment income statements

The income statements on the following pages for each of the reported segments are in some cases summarised by grouping non-material balances together. Where appropriate, all material or key balances have been reported separately to provide users with the most relevant information.

3.0 Segment analysis (continued)

	Macquarie Securities A$m	Macquarie Capital A$m	Macquarie Funds A$m
Half year ended 30 September 2009			
Net interest income/(expense)	**(25)**	**(125)**	**27**
Fee and commission income	**502**	**777**	**109**
Trading income	**291**	**57**	**16**
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	**1**	**(184)**	**7**
Other operating income and charges	**2**	**210**	**3**
Internal revenue	**11**	**64**	**2**
Total operating income	**782**	**799**	**164**
Total operating expenses	**(463)**	**(470)**	**(127)**
Profit before tax	**319**	**329**	**37**
Tax expense	**–**	**–**	**–**
Profit attributable to minority interests	**–**	**2**	**1**
Net profit/(loss) contribution	**319**	**331**	**38**
Half year ended 31 March 2009			
Net interest income/(expense)	(39)	(212)	33
Fee and commission income	372	995	140
Trading income	(52)	(173)	(6)
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	–	(46)	(17)
Other operating income and charges	(2)	56	3
Internal revenue	112	91	3
Total operating income	391	711	156
Total operating expenses	(559)	(728)	(146)
Profit before tax	(168)	(17)	10
Tax expense	–	–	–
Profit attributable to minority interests	–	(31)	–
Net profit/(loss) contribution	(168)	(48)	10
Half year ended 30 September 2008			
Net interest income/(expense)	52	(169)	32
Fee and commission income	472	1,083	145
Trading income	414	(66)	(4)
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	3	56	5
Other operating income and charges	3	(252)	2
Internal revenue	9	165	1
Total operating income	953	817	181
Total operating expenses	(510)	(512)	(146)
Profit before tax	443	305	35
Tax expense	–	–	–
Profit attributable to minority interests	–	–	–
Net profit/(loss) contribution	443	305	35

Fixed Income, Currencies & Commodities A$m	Corporate & Asset Finance A$m	Real Estate Banking A$m	Banking & Financial Services A$m	Corporate A$m	Total A$m
46	**143**	**(8)**	**254**	**113**	**425**
68	**6**	**63**	**360**	**(3)**	**1,882**
514	**32**	**(1)**	**(1)**	**(275)**	**633**
3	**1**	**(21)**	**—**	**(4)**	**(197)**
(14)	**26**	**(52)**	**(29)**	**216**	**362**
28	**14**	**(9)**	**4**	**(114)**	**—**
645	**222**	**(28)**	**588**	**(67)**	**3,105**
(277)	**(94)**	**(28)**	**(448)**	**(666)**	**(2,573)**
368	**128**	**(56)**	**140**	**(733)**	**532**
—	**—**	**—**	**—**	**(36)**	**(36)**
—	**(1)**	**—**	**(3)**	**(16)**	**(17)**
368	**127**	**(56)**	**137**	**(785)**	**479**
60	81	28	223	244	418
99	6	26	312	(60)	1,890
520	(9)	(5)	(28)	188	435
61	(1)	(40)	(4)	3	(44)
(239)	7	(178)	5	205	(143)
29	8	(1)	6	(248)	—
530	92	(170)	514	332	2,556
(306)	(79)	(51)	(435)	10	(2,294)
224	13	(221)	79	342	262
—	—	—	—	64	64
—	(1)	—	(4)	(23)	(59)
224	12	(221)	75	383	267
(26)	48	(32)	202	413	520
67	8	23	385	(28)	2,155
373	—	(1)	(10)	16	722
8	—	45	(3)	4	118
48	54	(122)	(255)	(23)	(545)
37	9	(11)	(28)	(182)	—
507	119	(98)	291	200	2,970
(223)	(64)	(43)	(463)	(282)	(2,243)
284	55	(141)	(172)	(82)	727
—	—	—	—	(79)	(79)
1	(1)	—	(2)	(42)	(44)
285	54	(141)	(174)	(203)	604

3.0 Segment analysis (continued)

3.2 Macquarie Securities

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Net trading income (including net interest income)[2,3]	**266**	(91)	466	*n/m*	*(43)*
Fee and commission income					
Brokerage and commissions	**374**	281	407	*33*	*(8)*
Other fee and commission income	**128**	91	65	*41*	*97*
Total fee and commission income	**502**	372	472	*35*	*6*
Share of net profits of associates and joint ventures accounted for using the equity method	**1**	–	3	*n/m*	*(67)*
Other operating income and charges	**2**	(2)	3	*n/m*	*(33)*
Internal revenue	**11**	112	9	*(90)*	*22*
Total operating income	**782**	391	953	*100*	*(18)*
Operating expenses					
Employment expenses	**(128)**	(197)	(142)	*(35)*	*(10)*
Brokerage and commission expenses	**(140)**	(110)	(146)	*27*	*(4)*
Other operating expenses	**(195)**	(252)	(222)	*(23)*	*(12)*
Total operating expenses	**(463)**	(559)	(510)	*(17)*	*(9)*
Net profit/(loss) contribution	**319**	(168)	443	*n/m*	*(28)*
Non-GAAP metrics					
Headcount	**1,512**	1,540	1,777	*(2)*	*(15)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

2 The relative contribution of net interest income and trading income to income from trading activities can vary from period to period depending on the underlying trading strategies undertaken by Macquarie and its clients. As such, to obtain a more complete view of Macquarie Securities Group's trading activities, net interest income has been combined with trading income above.

3 In addition to the equity impairments and credit losses shown above, impairments taken through trading income totalled nil for the half year ended 30 September 2009 (half year ended 31 March 2009: A$35 million; half year ended 30 September 2008: nil).

Macquarie Securities' net profit contribution of A$319 million for the half year ended 30 September 2009 decreased 28% from A$443 million in the prior corresponding period primarily due to lower trading income, partially offset by higher fee and commission income.

Net trading income (including net interest income)

Net trading income from equity products (including net interest income) of A$266 million for the half year ended 30 September 2009 decreased 43% from A$466 million in the prior corresponding period. Derivatives revenues, although improved over the period, were down on the prior corresponding period reflecting weaker volumes in retail structured products. Structured Equity Finance revenues were significantly down on the prior corresponding period as a result of lower volumes. Arbitrage Trading activities have continued to contribute strongly to trading profits as a result of favourable spreads in exchange traded instruments, particularly in Taiwanese, Indian and Korean markets. The lower net trading result for the six months to 31 March 2009 was due to substantially lower demand for listed/structured products and unprecedented volatility during the six months to 31 March 2009. The prior period also included losses on BrisConnections and the impact of some Group funding transactions that were offset with internal management revenue.

Brokerage and commissions

Brokerage and commission income of A$374 million for the half year ended 30 September 2009 decreased 8% from A$407 million in the prior corresponding period. Brokerage and commission income predominantly includes transaction related fees from cash equities services provided to institutional clients. In Australia, ASX market turnover decreased 16% from the prior corresponding period, and across Asia markets (excluding Japan) total turnover decreased 4% from the prior corresponding period, with market share across Australia and Asia relatively flat on prior corresponding period. Average commissions achieved were reduced due to increasing proportion of lower margin electronic trading. The decrease in income was slightly offset by the continued growth in secondary market brokerage from the United States and European greenfield businesses.

Brokerage and commission income was up 33% on the prior period, which was significantly impacted by subdued equity market conditions globally.

Other fee and commission income

Other fee and commission income of A$128 million for the half year ended 30 September 2009 increased 97% from A$65 million in the prior corresponding period. Other fee and commission income consists primarily of equity capital markets fees. Capital raising activity was strong during the six months to September 2009 with notable transactions for the period including Rio Tinto's US$15.2 billion renounceable rights issue featuring Macquarie Securities as joint global co-ordinator, underwriter and bookrunner.

Operating expenses

Employment expenses of A$128 million for the half year ended 30 September 2009 decreased 10% from A$142 million in the prior corresponding period. The decrease was mainly driven by a 15% reduction in headcount from 1,777 at 30 September 2008 to 1,512 at 30 September 2009. The reduction in headcount was in direct response to deteriorating market conditions experienced during the six months to 31 March 2009.

Brokerage and commission expenses of A$140 million for the half year ended 30 September 2009 decreased 4% from A$146 million in the prior corresponding period. The decrease in brokerage and commission expenses was driven by lower trading volumes during the six months to 30 September 2009 and was in line with the decrease in brokerage and commission income.

Other operating expenses of A$195 million for the half year ended 30 September 2009 decreased 12% from A$222 million in the prior corresponding period. The decrease was predominantly driven by a reduction in headcount and a focus on expense rationalisation.

3.0 Segment analysis (continued)

3.3 Macquarie Capital

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Net interest income/(expense)	**(125)**	(212)	(169)	*(41)*	*(26)*
Fee and commission income					
Base fees	**243**	268	256	*(9)*	*(5)*
Performance fees	**12**	8	210	*50*	*(94)*
Mergers and acquisitions, advisory and underwriting	**566**	590	566	*(4)*	–
Brokerage and commissions	**30**	34	27	*(12)*	*11*
Other fee and commission income/(expenses)	**(74)**	95	24	*n/m*	*n/m*
Total fee and commission income	**777**	995	1,083	*(22)*	*(28)*
Net trading income[2]	**57**	(173)	(66)	*n/m*	*n/m*
Share of net profits of associates and joint ventures accounted for using the equity method	**(184)**	(46)	56	*300*	*n/m*
Other operating income and charges					
Net gains on sale of equity investments	**57**	30	181	*90*	*(69)*
Impairment charge on equity investments	**(369)**	(148)	(548)	*149*	*(33)*
Impairment charge on non-financial assets	**(29)**	–	–	*n/m*	*n/m*
Net operating income from disposal groups held for sale	**–**	73	21	*(100)*	*(100)*
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**131**	9	61	*n/m*	*115*
Sale of management rights	**345**	–	–	*n/m*	*n/m*
Net operating lease income	**38**	40	30	*(5)*	*26*
Specific provisions and collective allowance for credit losses	**(9)**	(16)	(17)	*(44)*	*(47)*
Other income	**46**	68	20	*(32)*	*130*
Total other operating income and charges	**210**	56	(252)	*275*	*n/m*
Internal revenue	**64**	91	165	*(30)*	*(61)*
Total operating income	**799**	711	817	*12*	*(2)*
Operating expenses					
Employment expenses	**(235)**	(354)	(264)	*(34)*	*(11)*
Brokerage and commission expenses	**(20)**	(89)	(8)	*(78)*	*150*
Other operating expenses	**(215)**	(285)	(240)	*(25)*	*(10)*
Total operating expenses	**(470)**	(728)	(512)	*(35)*	*(8)*
Minority interests[3]	**2**	(31)	–	*n/m*	*n/m*
Net profit/(loss) contribution	**331**	(48)	305	*n/m*	*9*
Non-GAAP metrics					
Equity under management (A$ billion)	**50.0**	53.3	55.8	*(6)*	*(10)*
Assets under management (A$ billion)	**130.7**	159.5	158.0	*(18)*	*(17)*
Headcount	**2,403**	2,617	3,049	*(8)*	*(21)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

2 In addition to the equity impairments and credit losses shown above, impairments taken through trading income totalled nil for the half year ended 30 September 2009 (half year ended 31 March 2009: A$129 million; half year ended 30 September 2008: A$47 million).

3 The minority interests category adjusts reported consolidated profit or loss for the share that is attributable to minority interests, such that the net profit or loss contribution represents the net profit or loss attributable to ordinary equity holders.

Macquarie Capital's net profit contribution of A$331 million for the half year ended 30 September 2009, increased 9% from A$305 million in the prior corresponding period due to a number of factors discussed in detail below.

Net interest income

Net interest expense of A$125 million for the half year ended 30 September 2009 was down 26% from A$169 million in the prior corresponding period. This reduction mainly reflects interest expense on borrowings for principal investments which decreased in line with lower interest rates during the half year ended 30 September 2009 compared to the prior corresponding period.

Base fee income

Base fee income of A$243 million for the half year ended 30 September 2009 decreased 5% from A$256 million in the prior corresponding period. Significant base fees from listed funds recognised during the half year ended 30 September 2009 included Macquarie Airports (A$18 million) and Macquarie Infrastructure Group (A$16 million).

This decrease in base fees was a result of lower Equity under Management primarily due to the disposal of the Macquarie Communications Infrastructure Group manager and lower listed security prices, partially offset by movements in foreign exchange rates.

Performance fee income

Performance fees of A$12 million for the half year ended 30 September 2009 decreased 94% from A$210 million in the prior corresponding period. Minimal performance fees were generated for the half year ended 30 September 2009. A significant contributor to the prior corresponding period was the performance fee on the termination of the Advisory Agreement with Bristol Airports Bermuda Limited (formerly Macquarie Airports Group Limited).

Mergers and acquisitions, advisory and underwriting income

Mergers and acquisitions, advisory and underwriting income for the half year ended 30 September 2009 was A$566 million, in line with the prior corresponding period. The volume of deals in which Macquarie participated for the half year ended 30 September 2009 (182 deals valued at approximately A$57 billion) was lower in value compared to the prior corresponding period (164 deals valued at approximately A$83 billion[1]).

Significant advisory deals completed for the half year ended 30 September 2009 included:

- Sponsor, adviser and debt and equity underwriter for the A$4.9 billion Victorian Desalination Project;
- Joint global co-ordinator and joint underwriter for Rio Tinto's global US$15.2 billion renounceable rights issue;
- Adviser to Macquarie Communications Infrastructure Group on the CPPIB take-over;
- Adviser to Goodman Group on its recapitalisation including A$4.1 billion debt restructuring, A$1.3 billion equity raising, A$500 million hybrid securities issue to China Investment Corporation and A$300 million China real estate joint venture; and
- Adviser to PaperLinX on the sale of its A$760 million paper business to Nippon Paper Industries.

1 The September 2008 comparative includes a large one-off deal of A$34 billion.

3.0 Segment analysis (continued)

Net trading income

The net trading income of A$57 million for the half year ended 30 September 2009 increased from a loss of A$66 million in the prior corresponding period. The half year ended 30 September 2009 included a realised profit in relation to a United States listed investment while the prior corresponding period included a mark-to-market write-down in relation to the holding in BrisConnections and other listed investments carried at fair value through profit or loss. The loss for the half year ended 31 March 2009 of A$173 million included mark-to market losses of A$129 million (including trading losses of A$101 million in relation to a United States listed investment).

Share of net profits of associates and joint ventures accounted for using the equity method

Net equity accounted losses of A$184 million for the half year ended 30 September 2009 decreased from the A$56 million net profit in the prior corresponding period driven by a deterioration of the results of investments due to the global financial crisis. Net equity accounted losses of A$8 million were booked for the half year ended 30 September 2009 for listed associates, including Macquarie Infrastructure Group. Equity accounting losses recognised in relation to unlisted associates of A$179 million reflected the impairment of some investments held by unlisted associates during the six months to 30 September 2009. This was offset by equity accounted profits in relation to unlisted associates of A$65 million. In addition, Macquarie Capital recognised an equity accounted loss of A$62 million from its investment in Macquarie Airports arising from the A$345 million fee paid to Macquarie to terminate management arrangements.

Net gains on sale of equity investments

Net gains on sale of equity investments of A$57 million for the half year ended 30 September 2009 decreased 69% from A$181 million in the prior corresponding period. The net gain for the half year ended 30 September 2009 included the sale of investments in listed securities held as available for sale and the sale or partial sale of unlisted assets classified as held for sale. Contributors to this income included the sale of Moto Hospitality and Puget Energy. The prior corresponding period included income from the sale of the residual holdings in Boart Longyear Limited and Dyno Nobel.

Impairment charge on equity investments

Impairment charges on equity investments of A$369 million for the half year ended 30 September 2009 decreased 33% from A$548 million in the prior corresponding period. These charges related to the write-down of equity investments of A$307 million and the write-down of a United States portfolio of asset-backed securities held as available for sale of A$62 million.

Total impairment charges for the year to 31 March 2009 were A$696 million (A$548 million for the half year ended 30 September 2008 and A$148 million for the half year ended 31 March 2009). These charges related to the write-down of holdings in listed securities of A$355 million (including Macquarie Infrastructure Group, Macquarie Infrastructure Company, Macquarie Media Group, DUET and BrisConnections), certain unlisted equity accounted investments (A$286 million), and the write-down of a United States portfolio of asset-backed securities held as available for sale (A$55 million).

Impairment charge on non-financial assets

The impairment charge on non-financial assets of A$29 million for the half year ended 30 September 2009 related to the impairment of intangibles relating to a consolidated investment. There were no impairment charges on non-financial assets in the prior corresponding period.

Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale

The gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale of A$131 million for the half year ended 30 September 2009, increased 115% from A$61 million in the prior corresponding period. The gain in the six months to 30 September 2009 related to income from the sale of Macquarie Communications Infrastructure Management Limited and income in relation to the internalisation of management of Macquarie Leisure Trust Group. The prior corresponding period included the sale of the Longview Oil and Gas assets and Red Bee Media.

Sale of management rights

The fee to terminate management arrangements in relation to Macquarie Airports recognised in the half year to 30 September 2009 was A$345 million.

Operating expenses

Total operating expenses for the half year ended 30 September 2009 were A$470 million decreased 8% from A$512 million in the prior corresponding period.

Employment expenses for the half year ended 30 September 2009 were A$235 million, a decrease of 11% from A$264 million in the prior corresponding period, primarily reflecting a lower average headcount for the half year ended 30 September 2009 compared to the prior corresponding period.

Brokerage and commission expenses of A$20 million for the half year ended 30 September 2009 increased 150% from A$8 million in the prior corresponding period due to increased activity within the Reinsurance business compared with the prior corresponding period.

Other operating expense of A$215 million for the half year ended 30 September 2009 decreased 10% from A$240 million in the prior corresponding period due to a decrease in occupancy costs, other direct costs and recoveries driven by the lower average headcount.

3.0 Segment analysis (continued)

3.4 Macquarie Funds

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Net interest income/(expense)	**27**	33	32	*(18)*	*(16)*
Fee and commission income					
Base fees	**72**	76	66	*(5)*	*9*
Performance fees	**5**	6	8	*(17)*	*(38)*
Other fee and commission income	**32**	58	71	*(45)*	*(55)*
Total fee and commission income	**109**	140	145	*(22)*	*(25)*
Net trading income	**16**	(6)	(4)	*n/m*	*n/m*
Share of net profits of associates and joint ventures accounted for using the equity method	**7**	(17)	5	*n/m*	*40*
Other operating income and charges					
Impairment charge on equity investments	**(6)**	(5)	–	*20*	*n/m*
Specific provisions and collective allowance for credit losses	**(2)**	(9)	–	*(78)*	*n/m*
Other income	**11**	17	2	*(35)*	*n/m*
Total other operating income and charges	**3**	3	2	*–*	*50*
Internal revenue	**2**	3	1	*(33)*	*100*
Total operating income	**164**	156	181	*5*	*(9)*
Operating expenses					
Employment expenses	**(47)**	(61)	(44)	*(23)*	*7*
Brokerage and commission expenses	**(27)**	(27)	(45)	*–*	*(40)*
Other operating expenses	**(53)**	(58)	(57)	*(9)*	*(7)*
Total operating expenses	**(127)**	(146)	(146)	*(13)*	*(13)*
Minority interests[2]	**1**	–	–	*n/m*	*n/m*
Net profit/(loss) contribution	**38**	10	35	*280*	*9*
Non-GAAP metrics					
Assets under management[3] (A$ billion)	**58.0**	49.7	44.8	*17*	*29*
Headcount[4]	**561**	583	572	*(4)*	*(2)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

2 The minority interests category adjusts reported consolidated profit or loss for the share that is attributable to minority interests, such that the net profit or loss contribution represents the net profit or loss attributable to ordinary equity holders.

3 Macquarie Cash Management Trust, excluded from Assets under Management reported above, is a Banking and Financial Services product that is managed by Macquarie Funds Group. The Cash Management Trust closed at A$12.6 billion at 30 September 2009 (31 March 2009: A$14.7 billion; 30 September 2008: A$16.1 billion).

4 The acquisition and consolidation of fund managers in the United States during 2009, as well as the internal transfer of a European distribution business from Macquarie Securities Group, contributed 66 staff members to the headcount increase in the prior period.

Macquarie Funds Group's net profit contribution of A$38 million for the half year ended 30 September 2009 increased 9% from A$35 million in the prior corresponding period primarily due to increased base fees and lower brokerage and commission expenses.

Net interest income/(expense)

Net interest income of A$27 million for the half year ended 30 September 2009 decreased 16% from A$32 million in the prior corresponding period. The decrease was largely driven by lower interest revenue as a result of redemptions from retail loans issued to investors as part of Macquarie Funds Group's structured investment offerings, including the reFleXion and Gateway products.

Base fees

Base fee income of A$72 million for the half year ended 30 September 2009 increased 9% from A$66 million in the prior corresponding period. Base fee income was higher due to the acquisition of two fixed interest funds management businesses in the United States and strong inflows for the Fixed Interest, Currency and Commodities asset class over the past 12 months. This was partially offset by the impact of a decrease in Assets under Management across most other asset classes. Total Assets under Management of A$58.0 billion at 30 September 2009, including A$5.1 billion from the acquisition of the remaining shares in Allegiance Investment Management in January 2009, increased 29% from A$44.8 billion at 30 September 2008. Refer to Section 7.1 for a breakdown of Macquarie Funds Group's Assets under Management by asset class.

On 19 August 2009, Macquarie Funds Group announced it had entered into an agreement to acquire Delaware Investments from Lincoln Financial Group for US$428 million. Delaware Investments is a leading United States diversified asset management firm with over US$125 billion (A$142 billion[1]) in Assets under Management at 30 June 2009. The transaction is expected to close in January 2010 and is subject to regulatory approvals.

Performance fees

Performance fee income of A$5 million for the half year ended 30 September 2009 decreased 38% from A$8 million in the prior corresponding period largely due to lower performance fees from Listed Equities.

Other fee and commission income

Other fee and commission income includes structuring fees, capital protection fees, wholesale threshold management fees, fees from True Index products and internal fees received for managing and administering investment products on behalf of Banking and Financial Services.

Other fee and commission income of A$32 million for the half year ended 30 September 2009 decreased 55% from A$71 million in the prior corresponding period. Structuring fees were significantly down on the prior corresponding period due to lower Australian and European retail product raisings. Wholesale threshold management fees also declined as the base on which these were earned was affected by adverse market conditions. True Index fees also decreased compared to the strong result in the prior corresponding period. These decreases were partially offset by the receipt of non-recurring service fees.

1 Converted at 30 September 2009 exchange rate.

3.0 Segment analysis (continued)

Net trading income

Net trading income of A$16 million for the half year ended 30 September 2009 increased from a loss of A$4 million in the prior corresponding period. The result was driven by performance of seed capital positions as well as increased income from some derivative products offered by the Investment Solutions and Sales division.

Other income

Other income of A$11 million for the half year ended 30 September 2009 increased significantly from A$2 million in the prior corresponding period. The 30 September 2009 half predominantly included distributions from Macquarie Funds Group's seed investments, which were minimal in the prior corresponding period.

Operating expenses

Total operating expenses of A$127 million for the half year ended 30 September 2009 decreased 13% from A$146 million in the prior corresponding period. The decrease was primarily driven by lower brokerage and commission expenses of A$27 million, down 40% from A$45 million in the prior corresponding period predominantly due to lower structured product raisings in the 30 September 2009 half.

3.5 Fixed Income, Currencies and Commodities

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Net trading income (including net interest income)[2]					
Commodities	**379**	425	225	*(11)*	*68*
Foreign exchange products	**58**	74	90	*(22)*	*(36)*
Interest rate products	**123**	81	32	*52*	*284*
Total net trading income (including net interest income)[3]	**560**	580	347	*(3)*	*61*
Fee and commission income					
Brokerage and commissions	**35**	49	37	*(29)*	*(5)*
Other fee and commission income	**33**	50	30	*(34)*	*10*
Total fee and commission income	**68**	99	67	*(31)*	*1*
Share of net profits of associates and joint ventures accounted for using the equity method	**3**	61	8	*(95)*	*(63)*
Other operating income and charges					
Net gains/(losses) on sale of equity investments	**26**	(6)	16	*n/m*	*63*
Impairment charge on equity investments	**(2)**	(88)	(32)	*(98)*	*(94)*
Specific provisions and collective allowance for credit losses	**(50)**	(148)	(12)	*(66)*	*n/m*
Other income	**12**	3	76	*n/m*	*(84)*
Total other operating income and charges	**(14)**	(239)	48	*(94)*	*n/m*
Internal revenue	**28**	29	37	*(3)*	*(24)*
Total operating income	**645**	530	507	*22*	*27*
Operating expenses					
Employment expenses	**(96)**	(103)	(72)	*(7)*	*33*
Brokerage and commission expenses	**(55)**	(50)	(41)	*10*	*34*
Other operating expenses	**(126)**	(153)	(110)	*(18)*	*15*
Total operating expenses	**(277)**	(306)	(223)	*(9)*	*24*
Minority interests[4]	**–**	–	1	*–*	*(100)*
Net profit/(loss) contribution	**368**	224	285	*64*	*29*
Non-GAAP metrics					
Headcount	**796**	680	677	*17*	*18*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

2 The relative contribution of net interest income and trading income to income from trading activities can vary from period to period depending on the underlying trading strategies undertaken by Macquarie and its clients. As such, to obtain a more complete view of Fixed Income, Currencies and Commodities' trading activities, net interest income has been combined with trading income above.

3 In addition to the equity impairments and credit losses shown above, impairments taken through trading income totalled A$21 million for the half year ended 30 September 2009 (half year ended 31 March 2009: A$29 million; half year ended 30 September 2008: A$21 million).

4 The minority interests category adjusts reported consolidated profit or loss for the share that is attributable to minority interests, such that the net profit or loss contribution represents the net profit or loss attributable to ordinary equity holders.

3.0 Segment analysis (continued)

Fixed Income, Currencies and Commodities' net profit contribution of A$368 million for the half year ended 30 September 2009 increased 29% from A$285 million in the prior corresponding period primarily due to increased trading income, particularly commodities and interest rate products trading.

Commodities trading income

Commodities trading income of A$379 million for the half year ended 30 September 2009 increased 68% from A$225 million in the prior corresponding period.

Trading income in the Energy Markets division was broadly in line with the prior corresponding period with the exception of increased volumes in the United States gas business resulting from the acquisition of Constellation Energy in March 2009. Market volatility in general was low, liquidity mixed and prices for oil higher while gas and power prices were lower. Trading income from the Agricultural Commodities business was up on the prior corresponding period as a result of higher volatility in soft commodity markets, a return of confidence in agricultural markets and freight markets improving from extreme lows. The Metals and Energy Capital division was a strong contributor with all metals prices recovering, particularly gold.

Foreign exchange products trading income

Trading income on foreign exchange products of A$58 million for the half year ended 30 September 2009 decreased 36% from A$90 million in the prior corresponding period. Volatility and volumes were down significantly on the prior corresponding period driven largely by a fall in foreign exchange market volumes globally as a result of a reduction in global risk capital, lower commodity prices and subdued trade numbers.

Interest rate products trading income

Trading income on interest rate products of A$123 million for the half year ended 30 September 2009 increased significantly from A$32 million in the prior corresponding period. The Credit Trading division (established in June 2008) and the Emerging Markets division made substantial contributions during the 30 September 2009 half. Significant improvement in the Australian credit market and spreads across all markets translated to a substantial increase in income for the Debt Markets division. The 30 September 2009 half included mark-to-market write-downs of A$21 million on CLO/CDO investments. Mark-to-market write-downs on CLO/CDO investments of A$21 million were also recognised in the prior corresponding period.

Fee and commission income

Fee and commission income of A$68 million for the half year ended 30 September 2009 was broadly in line with income of A$67 million in the prior corresponding period. The Futures division, which remains the key contributor to this income category, experienced similar levels of activity as the prior corresponding period.

Impairment charge on equity investments

Minimal impairment charges on equity investments of A$2 million were recognised for the half year ended 30 September 2009. The A$32 million impairment charge in the prior corresponding period related to equity investments largely in the resources sector.

Specific provisions and collective allowance for credit losses

Net loan provisions of A$50 million for the half year ended 30 September 2009, increased significantly from A$12 million in the prior corresponding period. There were A$48 million in specific provisions raised in relation to loans in the energy capital and agricultural commodities sectors, combined with an increase in the collective allowance for credit losses of A$2 million.

Other income

Other income of A$12 million for the half year ended 30 September 2009, decreased 84% from A$76 million in the prior corresponding period, which primarily reflected the gain on sale of a number of resources-related net profit interests in the Metals and Energy Capital division that were not repeated in the half year ended 30 September 2009.

Operating expenses

Total operating expenses of A$277 million for the half year ended 30 September 2009 increased 24% from A$223 million in the prior corresponding period. Employment expenses were up 33% from A$72 million in the prior corresponding period to A$96 million for the half year ended 30 September 2009 mainly driven by an 18% increase in headcount due to the acquisition of Constellation Energy. Other operating expenses of A$126 million for the half year ended 30 September 2009 were up 15% from A$110 million in the prior corresponding period largely due to investment in the Credit Trading business and integration expenses associated with the acquisition of Constellation Energy.

3.0 Segment analysis (continued)

3.6 Corporate and Asset Finance

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Net interest income/(expense)	**143**	81	48	*77*	*198*
Fee and commission income/(expenses)	**6**	6	8	*—*	*(25)*
Net trading income	**32**	(9)	—	*n/m*	*n/m*
Share of net profits of associates and joint ventures accounted for using the equity method	**1**	(1)	—	*n/m*	*n/m*
Other operating income and charges					
Impairment charge on non-financial assets	**—**	(33)	—	*(100)*	*—*
Net operating lease income	**33**	70	44	*(53)*	*(25)*
Specific provisions and collective allowance for credit losses	**(28)**	(33)	(11)	*(15)*	*155*
Other income	**21**	3	21	*n/m*	*—*
Total other operating income and charges	**26**	7	54	*n/m*	*(52)*
Internal revenue	**14**	8	9	*75*	*56*
Total operating income	**222**	92	119	*141*	*87*
Operating expenses					
Employment expenses	**(40)**	(42)	(33)	*(5)*	*21*
Other operating expenses	**(54)**	(37)	(31)	*46*	*74*
Total operating expenses	**(94)**	(79)	(64)	*19*	*47*
Minority interests[2]	**(1)**	(1)	(1)	*—*	*—*
Net profit/(loss) contribution	**127**	12	54	*n/m*	*135*
Non-GAAP metrics					
Headcount	**574**	539	546	*6*	*5*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

2 The minority interests category adjusts reported consolidated profit or loss for the share that is attributable to minority interests, such that the net profit or loss contribution represents the net profit or loss attributable to ordinary equity holders.

Corporate and Asset Finance's net profit contribution of A$127 million for the half year ended 30 September 2009 increased 135% from A$54 million in the prior corresponding period predominately due to increased net interest income and net trading income.

Net interest income

Net interest income of A$143 million for the half year ended 30 September 2009 increased 198% from A$48 million in the prior corresponding period. The increase was predominately a result of higher margins and volumes in the loan and finance lease portfolios. Average spread on these portfolios was assisted by a greater mix of higher margin products and increased approximately 1.5% during the six months to 30 September 2009 compared to the prior corresponding period. The loan portfolio increased substantially to A$5.2 billion at 30 September 2009 from A$0.8 billion at 30 September 2008 largely due to increased corporate lending.

On 1 October 2009, Corporate and Asset Finance announced it had completed the acquisition of a portfolio of auto leases and loans from Ford Credit Australia. The value of the portfolio is approximately A$1.0 billion and is comprised of loans and leases for approximately 60,000 cars. Management of the portfolio will be transitioned to the operations of the Macquarie Leasing business by January 2010.

Net trading income

Net trading income of A$32 million for the half year ended 30 September 2009 was primarily due to mark-to-market gains on options and equity securities.

Impairment charge on non-financial assets

There were no impairment charges on non-financial assets during the half year ended 30 September 2009. The impairment charge of A$33 million recognised in the prior period related to inventories of off-lease assets.

Specific provisions and collective allowance for credit losses

Specific provisions and collective allowance for credit losses of A$28 million increased 155% from A$11 million in the prior corresponding period primarily as a result of the substantial growth in the total portfolio, which increased 49% to A$11.3 billion at 30 September 2009, from A$7.6 billion at 30 September 2008.

Net operating lease income

Net operating lease income of A$33 million (net of depreciation) for the half year ended 30 September 2009, was down 25% from A$44 million in the prior corresponding period largely due to a decrease in the operating lease portfolio since 30 September 2008.

Operating expenses

Total operating expenses of A$94 million for the half year ended 30 September 2009 have increased 47% from A$64 million in the prior corresponding period. The increase was predominantly in other expenses, which included higher transaction costs associated with an increased number of transactions as the total portfolio increased during the 12 months to 30 September 2009. Senior hires during the period impacted employment expenses, which increased 21% to A$40 million in the half year ended 30 September 2009 from A$33 million in the prior corresponding period.

3.0 Segment analysis (continued)

3.7 Real Estate Banking

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Net interest income/(expense)	**(8)**	28	(32)	*n/m*	*(75)*
Fee and commission income					
Base fees	**25**	14	12	*79*	*108*
Performance fees	**35**	1	1	*n/m*	*n/m*
Mergers and acquisitions, advisory and underwriting	**–**	10	1	*(100)*	*(100)*
Other fee and commission income	**3**	1	9	*200*	*(67)*
Total fee and commission income	**63**	26	23	*142*	*174*
Net trading income/(expense)	**(1)**	(5)	(1)	*(80)*	–
Share of net profits of associates and joint ventures accounted for using the equity method	**(21)**	(40)	45	*(48)*	*n/m*
Other operating income and charges					
Net gains/(losses) on sale of equity investments	**(8)**	20	(7)	*n/m*	*14*
Impairment charge on equity investments	**(50)**	(77)	(69)	*(35)*	*(28)*
Impairment charge on non-financial assets	**(12)**	(40)	–	*(70)*	*n/m*
Specific provisions and collective allowance for credit losses	**(13)**	(101)	(69)	*(87)*	*(81)*
Other income	**31**	20	23	*55*	*35*
Total other operating income and charges	**(52)**	(178)	(122)	*(71)*	*(57)*
Internal revenue	**(9)**	(1)	(11)	*n/m*	*(18)*
Total operating income	**(28)**	(170)	(98)	*(84)*	*(71)*
Operating expenses					
Employment expenses	**(10)**	(16)	(16)	*(38)*	*(38)*
Other operating expenses	**(18)**	(35)	(27)	*(49)*	*(33)*
Total operating expenses	**(28)**	(51)	(43)	*(45)*	*(35)*
Net profit/(loss) contribution	**(56)**	(221)	(141)	*(75)*	*(60)*
Non-GAAP metrics					
Assets under management (A$ billion)	**10.7**	14.8	15.2	*(28)*	*(30)*
Headcount	**118**	136	214	*(13)*	*(45)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

Real Estate Banking's net loss contribution of A$56 million for the half year ended 30 September 2009, compared to a net loss contribution of A$141 million in the prior corresponding period. The half year remained challenging for Real Estate Banking with the global financial crisis continuing to depress real estate markets worldwide, however an asset disposal by Macquarie Central Office CR-REIT resulted in significant base and performance fees for Real Estate Banking during the 30 September 2009 half.

Net interest income/(expense)

Net interest expense of A$8 million for the half year ended 30 September 2009 decreased 75% from A$32 million in the prior corresponding period. Impairments across the loan book and investment portfolio as well as a number of disposals, including Macquarie Goodman Asia and Macquarie Prime REIT in the prior period, have reduced the overall funding requirement and consequently, interest expense. The loan book in Real Estate Structured Finance has reduced by 27% to A$935 million at 30 September 2009, from A$1,287 million at 30 September 2008 as the book is being run off.

Base fees

Base fee income of A$25 million for the half year ended 30 September 2009 increased 108% from A$12 million in the prior corresponding period primarily due to A$16 million received from Macquarie Central Office CR-REIT on the sale of the Kukdong building as base fees are calculated on income of the REIT. This was partially offset by a decrease in Assets under Management. Assets under Management of A$10.7 billion at 30 September 2009 decreased 30% from A$15.2 billion at 30 September 2008 due to the strengthening Australian dollar, resulting in lower offshore asset values as well as write-downs and disposals by some funds.

Performance fees

Performance fee income of A$35 million for the half year ended 30 September 2009 increased significantly from A$1 million in the prior corresponding period primarily due to the disposal of Macquarie Central Office CR-REIT's Kukdong building in Korea.

Mergers and acquisitions, advisory and underwriting

There were no mergers and acquisitions, advisory and underwriting fees earned during the half year ended 30 September 2009. Fees of A$10 million in the prior period mainly related to advisory fees earned from the sale of an investment in Macquarie Prime REIT and its manager.

Share of net profits of associates and joint ventures accounted for using the equity method

Equity accounted losses of A$21 million were recognised for the half year ended 30 September 2009 compared to an equity accounted gain of A$45 million in the prior corresponding period. The result in the 30 September 2009 half was driven by losses in Real Estate Banking's associates, including investments in Medallist, Australian listed REIT holdings and J-REP. The gain in the prior corresponding period was driven by higher equity accounted profits in MGPA.

Net gains/(losses) on sales of equity investments

The net loss on sale of equity investments of A$8 million for the half year ended 30 September 2009 increased 14% from a A$7 million loss in the prior corresponding period. The losses in the 30 September 2009 half reflect the sale of an investment in MW Cell Manager LLC in the United States.

Impairment charge on equity investments

The impairment charge on equity investments of A$50 million for the half year ended 30 September 2009 decreased 28% from A$69 million in the prior corresponding period. The prior corresponding period included write-downs on Macquarie CountryWide Trust and Macquarie Office Trust that were not repeated in the 30 September 2009 half. Write-downs for the half year ended 30 September 2009 included:

- A$16 million on a storage asset investment in the United Kingdom;
- A$10 million on two joint venture developments in Queensland; and
- A$6 million on joint ventures in the Real Estate Structured Finance business.

3.0 Segment analysis (continued)

Impairment charge on non-financial assets

The impairment charge on non-financial assets of A$12 million for the half year ended 30 September 2009 was recognised on consolidation of a joint venture in Queensland that Real Estate Banking took control of during the 30 September 2009 half. An impairment charge of A$40 million was recognised in the prior period that related to REIT investments, direct property and inventory. No similar impairments were recognised in the prior corresponding period.

Specific provisions and collective allowance for credit losses

Specific provisions and collective allowance for credit losses of A$13 million for the half year ended 30 September 2009 decreased 81% from A$69 million in the prior corresponding period. Provisions during the 30 September 2009 half were primarily attributable to loans made to developers with United States residential market exposure.

Other income

Other income of A$31 million for the half year ended 30 September 2009 increased 35% from A$23 million in the prior corresponding period. The 30 September 2009 half included higher property development income from Urban Pacific Limited of A$13 million and A$10 million from a legal settlement with a property developer in Australia.

Operating expenses

Total operating expenses of A$28 million for the half year ended 30 September 2009 decreased 35% from A$43 million in the prior corresponding period. The decrease was in line with the 45% reduction in headcount as the business focused on extracting value from its current investments.

3.8 Banking and Financial Services

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Net interest income/(expense)	**254**	223	202	*14*	*26*
Fee and commission income					
Base fees	**102**	109	120	*(6)*	*(15)*
Brokerage and commissions	**105**	80	118	*31*	*(11)*
Other fee and commission income	**135**	107	133	*26*	*2*
Income from life insurance business and other unit holder businesses	**18**	16	14	*13*	*29*
Total fee and commission income	**360**	312	385	*15*	*(6)*
Net trading income[2]	**(1)**	(28)	(10)	*(96)*	*(90)*
Share of net profits of associates and joint ventures accounted for using the equity method	**–**	(4)	(3)	*(100)*	*(100)*
Other operating income and charges					
Net gains on sale of equity investments	**–**	(2)	–	*(100)*	–
Impairment charge on equity investments and disposal groups held for sale	**(1)**	(6)	(208)	*(83)*	*(100)*
Impairment charge on non-financial assets	**(2)**	(2)	–	–	*n/m*
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**–**	56	1	*(100)*	*(100)*
Specific provisions and collective allowance for credit losses	**(29)**	(45)	(51)	*(36)*	*(43)*
Other income	**3**	4	3	*(25)*	–
Total other operating income and charges	**(29)**	5	(255)	*n/m*	*(89)*
Internal revenue	**4**	6	(28)	*(33)*	*n/m*
Total operating income	**588**	514	291	*14*	*102*
Operating expenses					
Employment expenses	**(182)**	(180)	(214)	*1*	*(15)*
Brokerage and commission expenses	**(65)**	(73)	(67)	*(11)*	*(3)*
Other operating expenses	**(201)**	(182)	(182)	*10*	*10*
Total operating expenses	**(448)**	(435)	(463)	*3*	*(3)*
Minority interests[3]	**(3)**	(4)	(2)	*(25)*	*50*
Net profit/(loss) contribution	**137**	75	(174)	*83*	*n/m*
Non-GAAP metrics					
Assets under management[4] (A$ billion)	**17.0**	19.2	21.2	*(11)*	*(20)*
Funds under management/advice/administration[5] (A$ billion)	**115.3**	104.0	116.1	*11*	*(1)*
Headcount	**2,628**	2,598	2,779	*1*	*(5)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

2 In addition to the equity impairments and credit losses shown above, impairments taken through trading income totalled nil for the half year ended 30 September 2009 (half year ended 31 March 2009: A$24 million; half year ended 30 September 2008: nil).

3 The minority interests category adjusts reported consolidated profit or loss for the share that is attributable to minority interests, such that the net profit or loss contribution represents the net profit or loss attributable to ordinary equity holders.

4 The Macquarie Cash Management Trust, included in Assets under Management above, is a Banking and Financial Services product that is managed by Macquarie Funds Group. The Cash Management Trust closed at A$12.6 billion at 30 September 2009 (31 March 2009: A$14.7 billion; 30 September 2008: A$16.1 billion).

5 Funds under management/advice/administration includes Assets under Management plus items such as funds on Banking and Financial Services platforms (e.g. Wrap Funds under Administration), total Banking and Financial Services loan and deposit portfolios, CHESS holdings of Banking and Financial Services clients, and funds under advice (e.g. assets under advice of Macquarie Private Bank).

3.0 Segment analysis (continued)

Banking and Financial Services' net profit contribution of A$137 million for the half year ended 30 September 2009 increased from a net loss contribution of A$174 million in the prior corresponding period, which included a loss of A$272 million on Mortgages Italy. Excluding the impact of the Mortgages Italy loss, the result for the 30 September 2009 half increased 40% on the prior corresponding period.

Net interest income/(expense)

Net interest income of A$254 million for the half year ended 30 September 2009, increased 26% from A$202 million in the prior corresponding period principally due to the growth in retail deposits. Banking and Financial Services receives a premium for providing internal funding to Macquarie Group Treasury from these deposits. Retail deposits increased 48% from A$9.4 billion at 30 September 2008 to A$13.9 billion at 30 September 2009, mainly as a result of the issuance of new cash product offerings such as the Cash Management Account and growth in Cash XL and Term Deposits.

The loan book at 30 September 2009 was A$26.3 billion and largely comprises residential mortgages in Australia and North America, loans to Australian businesses and loans on capital protected products.

Since March 2008, the Australian residential mortgage origination services for both retail and wholesale clients have been wound back due to the significant increase in funding costs and adverse conditions in the global mortgage securitisation market. The ongoing Australian business has been profitable as the portfolio runs off. The Australian mortgage book has reduced by 25% to A$15.9 billion at 30 September 2009 from A$21.2 billion at 30 September 2008.

The Canadian mortgages business continues to participate in the Canadian Mortgage Bond programme. Origination volumes and margins on the Canadian loan portfolio have improved over the prior corresponding period. The United States mortgages business has been closed and the book is being run down.

The sale of the Italian Mortgages portfolio (completed in October 2008) and part of the Margin Lending business (completed in January 2009) also resulted in lower net interest income. Due to challenging conditions in both the equity and credit markets, the retained portfolio of capital protected products, which comprises Fusion, Geared Equities Investment and 100% Investment loans, has fallen from A$2.2 billion at 30 September 2008 to A$1.5 billion at 30 September 2009.

Base fees

Base fee income of A$102 million for the half year to 30 September 2009 decreased 15% from A$120 million in the prior corresponding period as a result of the decrease in Assets under Management in the Cash Management Trust. The Cash Management Trust closed at A$12.6 billion at 30 September 2009, down 22% from A$16.1 billion at 30 September 2008.

The Macquarie Pastoral Fund had A$521 million in Assets under Management at 30 September 2009, up 141% from A$216 million at 30 September 2008.

Brokerage and commissions

Brokerage and commission income of A$105 million for the half year ended 30 September 2009 decreased 11% from A$118 million in the prior corresponding period as a result of a 12% decrease in Macquarie Private Wealth's volumes due to more challenging equity market conditions during the half year ended 30 September 2009 compared with the prior corresponding period. Despite the lower volumes, the business maintained its position as the number one full-service retail stockbroker in Australia in terms of volume and market share.

Other fee and commission income

Other fee and commission income of A$135 million for the half year ended 30 September 2009 increased 2% from A$133 million in the prior corresponding period.

The main contributor was platform and other administration fee income, which declined 14% on the prior corresponding period due to overall lower average Wrap Funds under Administration during the half. Funds under Administration on the Australian Wrap platform closed at A$21.6 billion at 30 September 2009, which was up 3% on 30 September 2008, and up 23% on 31 March 2009 due to improved inflows and market movements. Net inflows were A$1.7 billion and market movements were A$2.4 billion positive for the half year ended 30 September 2009, compared to net inflows of A$0.8 billion and negative market movements of A$4.3 billion for the half year ended 31 March 2009.

The other contributors to this income category were loan termination fees, which increased as the Australian mortgages and capital protected loan portfolios decreased, as well as fees earned from six property acquisitions by the Macquarie Pastoral Fund.

Net trading income

Net trading income was a loss of A$1 million for the half year ended 30 September 2009, compared to a loss of A$10 million in the prior corresponding period. The prior corresponding period included losses on listed equity investments held by Macquarie Private Wealth.

Impairment charge on equity investments and disposal groups held for sale

Impairment charges on equity investments and disposal groups held for sale during the half year ended 30 September 2009 were A$1 million. An impairment charge of A$208 million in the prior corresponding period mainly related to the loss on sale of Mortgages Italy.

Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale

There were no acquisitions, disposals or changes in ownership interest of subsidiaries and businesses held for sale during the half year ended 30 September 2009. The gain of A$56 million recognised in the prior period related to the sale of the margin lending portfolio.

Specific provisions and collective allowance for credit losses

Specific provisions and collective allowance for credit losses of A$29 million for the half year ended 30 September 2009 decreased 43% from A$51 million in the prior corresponding period, which included significant provisioning on the Mortgages Italy and Investment Lending portfolios. Default rates on the United States Mortgage portfolio are well below industry averages. Specific provisions and allowance for credit losses on the United States mortgage portfolio decreased 33% in the half year ended 30 September 2009 compared to the half year ended 30 September 2008.

Operating expenses

Total operating expenses of A$448 million for the half year ended 30 September 2009 decreased 3% from A$463 million in the prior corresponding period. The decrease was mainly in employment expenses, which were down 15% on the prior corresponding period to A$182 million as a result of a 5% reduction in headcount and lower commissions paid to some staff (predominately financial planners and advisers) due to decreased brokerage and commission income.

The increase in other operating expenses of 10% to A$201 million for the half year ended 30 September 2009 was largely due to expenses associated with deposit generating activities.

3.0 Segment analysis (continued)

3.9 Corporate

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Net interest income/(expense)	**113**	244	413	*(54)*	*(73)*
Fee and commission income/(expense)	**(3)**	(60)	(28)	*(95)*	*(89)*
Net trading income/(expense)	**(275)**	188	16	*n/m*	*n/m*
Share of net profits of associates and joint ventures accounted for using the equity method	**(4)**	3	4	*n/m*	*n/m*
Other operating income and charges					
Net gains on sale of equity investments	**10**	(6)	(1)	*n/m*	*n/m*
Impairment charge on equity investments	**–**	(9)	(23)	*(100)*	*(100)*
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**127**	197	6	*(36)*	*n/m*
Gain on repurchase of debt	**55**	–	–	*n/m*	*n/m*
Specific provisions and collective allowance for credit losses	**–**	12	–	*(100)*	*n/m*
Other income/(expense)	**24**	11	(5)	*118*	*n/m*
Total other operating income and charges	**216**	205	(23)	*5*	*n/m*
Internal revenue	**(114)**	(248)	(182)	*(54)*	*(37)*
Total operating income	**(67)**	332	200	*n/m*	*n/m*
Operating expenses					
Employment expenses	**(771)**	(143)	(480)	*n/m*	*61*
Brokerage and commission expenses	**(14)**	(26)	(7)	*(46)*	*100*
Other operating expenses	**119**	179	205	*(34)*	*(42)*
Total operating expenses	**(666)**	10	(282)	*n/m*	*136*
Tax expense	**(36)**	64	(79)	*n/m*	*(54)*
Macquarie Income Preferred Securities	**(6)**	(22)	(23)	*(73)*	*(74)*
Macquarie Income Securities	**(10)**	(14)	(19)	*(29)*	*(47)*
Other minority interests	**–**	13	–	*(100)*	*n/m*
Net profit/(loss) contribution	**(785)**	383	(203)	*n/m*	*287*
Non-GAAP metrics					
Headcount	**4,166**	4,023	4,284	*4*	*(3)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

The Corporate segment includes Group Treasury, head office and central support functions. Costs within Corporate include unallocated head office costs, employment related costs, earnings on capital, non-trading derivative volatility, income tax expense and expenses attributable to minority interests. The Corporate segment also includes the impact of changes in credit spread that are classified as fair value through the profit or loss statement. Significant items are discussed below.

Net interest income

Interest income was mainly generated through the investment of MGL's capital, offset by funding costs not passed on to businesses through Group Treasury.

Net interest income for the six months to 30 September 2009 was A$113 million, a decrease of 73% from the prior corresponding period. Increased costs associated with excess liquidity has been the main drivers of the change.

Fee and commissions income

Fee and commissions income and expenses primarily relate to internal transactions with operating groups that net to nil on aggregation across the Group. External fee and commissions income were negligible.

Net trading income

The primary drivers of net trading income in the Corporate segment are derivative volatility and the impact of changes in fair value of fixed rate issued debt. During the 30 September 2009 half, negative fair value adjustments on fixed rate issued debt amounted to A$252 million. This compares to positive fair value adjustments in both the prior corresponding period and prior period of A$20 million and A$159 million respectively.

Share of net profits of associates and joint ventures accounted for using the equity method

The Corporate segment holds investments in Macquarie-managed funds to hedge exposures to liabilities under the Directors' profit share (DPS) plan. These investments are accounted for using the equity method whereas the related DPS liabilities are accounted for on a fair value (mark-to-market) basis. The investment holdings were not significant and therefore the profit or loss from equity accounting of those investments were not material. The change from the prior corresponding period reflects the impact of the global financial crisis on the results of the underlying investments. There were no single investment that was the main contributor to the change.

Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale

Further acquisitions of Macquarie Income Preferred Securities (MIPS) were financed during the six months to 30 September 2009 resulting in a gain of A$127 million. The amount in the six months to 31 March 2009 related to gains from financing the acquisition of MIPS. No such transactions were undertaken in the prior corresponding period.

Gain on repurchase of debt

In the six months to 30 September 2009 Macquarie undertook a buy-back of a portion of the Group's outstanding subordinated debt carried at amortised cost at a discount to face value that realised a profit of A$55 million.

Employment expenses

Employment expenses in the Corporate segment is largely driven by the headcount of service areas, staff profit share and the impact of mark-to-market adjustments of DPS liabilities.

For the half year ended 30 September 2009, employment expenses were A$771 million, up 61% on the prior corresponding period. The majority of the increase was due to an increase in the staff profit share expense combined with a charge for the net mark-to-market increase in DPS liabilities resulting from share price appreciation of many Macquarie-managed listed funds during the half year ended 30 September 2009.

3.0 Segment analysis (continued)

Brokerage and commission expenses

Brokerage and commission expenses in the Corporate segment generally relates to fees and commissions paid on the issuance of debt instruments by Group Treasury. The increase from the prior corresponding period from A$7 million to A$14 million was due to an increase in the amount of issuances, especially since the introduction of the Australian Government guarantee of issued debt in October 2008.

Other operating expenses

Other operating expenses were a net income item in the Corporate segment due to recoveries of service area costs out to operating groups. The net reduction in this category from income of A$205 million in the prior corresponding period to net income of A$119 million in the half year ended 30 September 2009 was largely due to an increase in net unrecovered rent expenses that has arisen from new premises, including the Shelley Street, Sydney office, and an increase in surplus leased space.

Macquarie Income Preferred Securities (MIPS)

The reduction in the net distributions under the MIPS from A$23 million in the prior corresponding period to A$6 million in the half year ended 30 September 2009 was due to the acquisitions of the MIPS financed in February and June 2009.

3.10 International income

International income by region

	Half year to			Movement	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Americas	**354**	149	210	*138*	*69*
Asia Pacific	**627**	589	483	*6*	*30*
Europe, Africa and Middle East	**505**	353	563	*43*	*(10)*
Total international income	**1,486**	1,091	1,256	*36*	*18*
Australia	**1,612**	883	1,324	*83*	*22*
Total income (excluding earnings on capital and other corporate items)	**3,098**	1,974	2,580	*57*	*20*
Earnings on capital and other corporate items	**7**	582	390	*(99)*	*(98)*
Total operating income (as reported)	**3,105**	2,556	2,970	*21*	*5*
International income/total income (excluding earnings on capital and other corporate items) (%)	**48**	55	49		

International income by group and region

	Half year to 30 September 2009					
	Americas A$m	**Asia Pacific A$m**	**Europe, Africa and Middle East A$m**	**Total international A$m**	**Australia A$m**	**Total income A$m**
Macquarie Securities	**80**	**415**	**110**	**605**	**166**	**771**
Macquarie Capital	**(82)**	**105**	**165**	**188**	**559**	**747**
Macquarie Funds	**28**	**20**	**15**	**63**	**99**	**162**
Fixed Income, Currencies and Commodities	**261**	**15**	**213**	**489**	**128**	**617**
Corporate and Asset Finance	**50**	**14**	**26**	**90**	**118**	**208**
Real Estate Banking	**(4)**	**50**	**(23)**	**23**	**(56)**	**(33)**
Banking and Financial Services	**21**	**8**	**(1)**	**28**	**556**	**584**
Corporate	**–**	**–**	**–**	**–**	**42**	**42**
Total	**354**	**627**	**505**	**1,486**	**1,612**	**3,098**

4.0 Funding and liquidity

4.1 Overview

The two primary external funding vehicles for the Group are MGL and MBL. MGL provides funding principally to the Non-Banking Group and limited funding to some MBL Group subsidiaries. MBL provides funding to the Banking Group and provides an intra-group loan to MGL.

The high level funding relationships of the Group are shown below:


Debt
Macquarie Group Limited (MGL)
Equity
Debt and equity
Intra-group loan
Debt and equity
Debt and hybrid equity
Macquarie Bank Limited (MBL) Banking Group
Non-Banking Group

Liquidity management

The Group's liquidity risk management framework ensures that both MGL and MBL are able to meet their funding requirements as they fall due under a range of market conditions.

Liquidity management is performed centrally by Group Treasury, with oversight from the Asset and Liability Committee and the Risk Management Group (RMG). MGL Group and MBL Group's liquidity policies are approved by their respective Boards after endorsement by the Asset and Liability Committee. The Asset and Liability Committee includes the Chief Executive Officer, Chief Financial Officer, Head of RMG, Treasurer and Business Group Heads.

RMG provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions, liquidity policies, and the required funding maturity profile.

Liquidity policy and principles

MGL provides funding predominantly to the Non-Banking Group. As such, the MGL liquidity policy outlines the liquidity requirements for the Non-Banking Group. The key requirement of the policy is that MGL is able to meet all of its repayment obligations for the next 12 months with no access to funding markets.

Reflecting the longer term nature of the Non-Banking Group asset profile, MGL is funded predominantly with a mixture of capital and long term wholesale funding. MGL has no short term wholesale funding.

The MBL liquidity policy outlines the liquidity requirements for the Banking Group. The key requirement of the policy is that MBL is able to meet all of its repayment obligations for the next 12 months through a period of constrained access to wholesale funding markets. MBL is funded mainly by capital, long term liabilities and deposits.

The liquidity management principles apply to both MGL and MBL and include the following:

Liquidity and funding management

- All liquidity requirements are managed centrally by Group Treasury
- Liquidity risk is managed through setting limits on the maturity profile of assets and liabilities
- A Liquidity Contingency Plan is approved by the Board and reviewed periodically
- A funding plan is prepared annually and the funding position is monitored throughout the year
- Diversity and stability of funding sources is a key priority.

Liquidity limits

- Term assets must be funded by term liabilities
- Cash and liquid assets are sufficient to cover a 12 month stress scenario
- Cash and liquid assets held to meet stress scenarios must be unencumbered, high quality liquid assets and cash
- Short term assets exceed short term wholesale liabilities.

Scenario analysis

Scenario analysis is central to the Group's liquidity risk management framework. Group Treasury models a number of liquidity scenarios covering both market-wide crises and firm-specific crises. The objective of this modelling is to ensure MGL and MBL's ability to meet all repayment obligations under each scenario and determine the capacity for asset growth. The modelling includes 12 month liquidity scenarios significantly more severe than the conditions that have been experienced since August 2007.

Scenarios are run over a number of timeframes and a range of conservative assumptions are used with regard to access to capital markets, deposit outflows, contingent funding requirements and asset sales.

Liquid asset holdings

Group Treasury maintains a portfolio of highly liquid unencumbered assets in both MGL and MBL to ensure adequate liquidity is available in all funding environments, including worst case conditions. The minimum liquid asset requirement is calculated from scenario projections and also complies with regulatory minimum requirements.

To determine the minimum level of liquid assets, reference is made to the expected minimum cash requirement during a combined market-wide and firm-specific crisis scenario over a 12 month timeframe. This scenario assumes no access to new funding sources, a significant loss of deposits and contingent funding outflows resulting from undrawn commitments, market moves on derivatives and other margined positions. The size of the liquid asset portfolio must always exceed the minimum cash requirement as calculated in this model.

The liquid asset portfolio contains only unencumbered assets that can be relied on to maintain their liquidity in a crisis scenario. At least 90% of the liquid asset portfolio held to meet the minimum liquid asset requirement must be repo eligible with a central bank. The remaining 10% must be approved by Group Treasury and RMG before inclusion in the liquid asset portfolio. As at 30 September 2009, 99% of the liquid asset portfolio was eligible for repurchase with central banks.

The liquid asset portfolio typically includes unencumbered cash and central bank repo eligible Government, Semi-Government, Supranational, government guaranteed bank and unguaranteed bank securities and AAA rated Australian residential mortgage backed securities. In addition, the portfolio includes other very short dated, high quality liquid assets such as A-1+ rated Australian residential mortgage backed commercial paper.

The liquid asset portfolio is largely denominated and held in Australian dollars and to a lesser extent in US dollars or other currencies where appropriate.

Liquidity contingency plan

Group Treasury maintains a liquidity contingency plan. The liquidity contingency plan defines roles and responsibilities and actions to be taken in a liquidity event. This includes identification of key information requirements and appropriate communication plans with both internal and external parties.

Specifically, the plan details factors that may constitute a crisis, the officer responsible for enacting the contingency management, a committee of senior executives who would be responsible for managing a crisis, the information required to effectively manage a crisis, a public relations strategy, a high level check list of actions to be taken, and contact lists to facilitate prompt communication with all key internal and external stakeholders. The liquidity contingency plan is subject to regular review (at least annually) by both Group Treasury and RMG, and is submitted to the Board for approval.

4.0 Funding and liquidity (continued)

Funding transfer pricing

An internal funding transfer pricing system is in place which aims to align businesses with the overall funding strategy of the Group. Under this system the costs of long- and short-term funding are charged out, and credits are made to business units that provide long-term stable funding.

Credit ratings

Credit ratings at 30 September 2009 are detailed below.

	Macquarie Group Limited			Macquarie Bank Limited		
	Short-term rating	Long-term rating	Long-term rating outlook	Short-term rating	Long-term rating	Long-term rating outlook
Fitch Ratings	F-1	A	Stable	F-1	A+	Stable
Moody's Investors Services	P-1	A2	Negative	P-1	A1	Negative
Standard and Poor's	A-2	A-	Negative	A-1	A	Negative

4.2 Explanation of funded balance sheet

The Group's statutory balance sheet is prepared based on AGAAP and does not represent actual funding requirements. For example, the statutory balance sheet includes certain accounting gross-ups and non-recourse self funded assets that do not represent a funding requirement of the Group.

The table below reconciles the reported assets of the consolidated Group to the net funded assets at 30 September 2009. This is later split between the Banking Group and Non-Banking Group to assist in the analysis of each of the separate funding profiles of MGL and MBL.

		As at	
	Notes	**Sep 09 A$b**	Mar 09 A$b
Total assets per MGL statutory balance sheet		**146.9**	149.1
Accounting deductions:			
Self funded trading assets	1	**(16.0)**	(10.5)
Derivative revaluation accounting gross-ups	2	**(20.6)**	(26.1)
Life investment contracts and segregated assets	3	**(8.0)**	(6.9)
Broker settlement balances	4	**(7.5)**	(5.5)
Short term working capital assets	5	**(5.8)**	(5.1)
Non-recourse funded assets:			
Securitised assets and non-recourse warehouses	6	**(17.4)**	(20.4)
Net funded assets		**71.6**	74.6

Explanatory notes concerning the net funded assets

1. Self funded trading assets

There are a number of entries on the balance sheet that arise from the normal course of trading activity Macquarie conducts with its clients. They typically represent both sides of a transaction. The entries off-set each other as both the bought and sold positions are recorded separately. Where these entries are matched, they do not require funding.

2. Derivative re-valuation accounting gross-ups

Macquarie's derivative activities are client driven with client positions hedged by off-setting positions. The derivatives are largely matched and this adjustment reflects that the matched positions do not require funding.

3. Life investment contracts and other segregated assets

These represent the assets and liabilities that are recognised where Macquarie provides products such as investment-linked policy contracts. The policy (contract) liability will be matched by assets held to the same amount and hence does not require funding.

4. Broker settlement balances

At any particular time Macquarie's broking business will have outstanding trades to settle with other brokers. These amounts (payables) can be offset in terms of funding by amounts that Macquarie is owed at the same time by brokers on other trades (receivables).

5. Short term working capital assets

As with the broker settlement balances above, Macquarie through its day-to-day operations generates working capital assets (e.g. receivables and prepayments) and working capital liabilities (e.g. creditors and accruals) that produce a 'net balance' that either requires or provides funding rather than the gross balance.

6. Securitised assets and non-recourse warehouses

Some lending assets (mortgages and leasing) are commonly sold down into external securitisation entities or transferred to external funding warehouses. As a consequence they are non-recourse to Macquarie and are funded by third parties rather than Macquarie.

4.0 Funding and liquidity (continued)

4.3 Funding profile for consolidated MGL Group

Funded balance sheet of the consolidated MGL Group

	Notes	As at Sep 09 A$b	As at Mar 09 A$b
Funding sources			
Wholesale issued paper:	1		
Negotiable certificates of deposits		**2.7**	4.7
Commercial paper		**1.8**	3.0
Net trade creditors	2	**–**	0.4
Structured notes	3	**3.0**	4.0
Secured funding	4	**7.2**	6.6
Bonds	5	**19.2**	16.9
Other loans	6	**0.4**	0.7
Senior credit facility	7	**7.0**	7.4
Deposits:	8		
Retail deposits		**13.9**	13.4
Corporate and wholesale deposits		**3.1**	5.4
Loan Capital	9	**2.1**	2.5
Equity and hybrids	10	**11.2**	9.6
Total		**71.6**	74.6
Funded assets			
Cash and liquid assets	11	**26.7**	30.3
Net trading assets	12	**9.3**	9.1
Loan assets less than one year	13	**5.9**	5.8
Loan assets greater than one year	13	**19.4**	19.5
Assets held for sale	14	**0.1**	0.2
Debt investment securities	15	**2.6**	1.2
Co-investment in Macquarie-managed funds and equity investments	16	**5.8**	7.2
Property, plant and equipment and intangibles		**1.4**	1.3
Net trade debtors	17	**0.4**	–
Total		**71.6**	74.6

See section 4.6 for notes 1—17.

Detail of term funding (drawn and committed but undrawn) maturing beyond one year



A$b
20
15
10
5
0
Total = A$45.4bn
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs
Undrawn
Equity and Hybrid
Loan capital
Senior credit facility
Bonds
Secured funding
Structured notes

Diversity of funding sources



Wholesale issued paper 6%
Deposits - corporate & wholesale 4%
Deposits - retail 20%
Structured notes 4%
Other loans 1%
Secured funding 10%
Senior credit facility 10%
Bonds 26%
Loan capital 3%
Equity & hybrids 16%

	As at 30 September 2009				
	1—2yrs A$b	2—3yrs A$b	3—4yrs A$b	4—5yrs A$b	5yrs+ A$b
Structured notes	**0.3**	**0.2**	**0.1**	**0.2**	**0.2**
Secured funding	**0.8**	**0.8**	**2.0**	**1.5**	**1.6**
Bonds	**1.7**	**4.6**	**0.1**	**9.6**	**0.6**
Other bank loans	—	—	—	—	—
Senior credit facility	**2.5**	**2.3**	**2.2**	—	—
Total debt	**5.3**	**7.9**	**4.4**	**11.3**	**2.4**
Loan capital	—	—	—	**0.6**	**1.5**
Equity and Hybrid	—	—	—	—	**11.2**
Total funding sources drawn	**5.3**	**7.9**	**4.4**	**11.9**	**15.1**
Undrawn	**0.4**	**0.2**	**0.2**	—	—
Total funding sources drawn and undrawn	**5.7**	**8.1**	**4.6**	**11.9**	**15.1**

At 30 September 2009 MGL Group's term funding (including undrawn facilities) maturing beyond one year exceeded term assets. In addition, cash and liquid assets exceeded short term wholesale issued paper. Excluding equity as a permanent source of funding, the weighted average term to maturity of term funding (excluding short term funding) increased from 3.7 years at 31 March 2009 to 3.8 years at 30 September 2009.

4.0 Funding and liquidity
(continued)

Term funding initiatives

Since March 2009, MBL and MGL have continued to raise term wholesale funding, both guaranteed and unguaranteed.

Detail of term funding raised in the half year to 30 September 2009.

		Half year to 30 September 2009		
		Banking Group A$b	Non-Banking Group A$b	Total A$b
Securitised assets	Term secured finance	0.9	–	0.9
Issued paper	Term issued paper/capital markets private placement			
	– Government guaranteed	3.9	–	3.9
	– Unguaranteed	–	2.0	2.0
Capital	Institutional placement and retail share purchase plan	–	1.2	1.2
Total		4.8	3.2	8.0

The change in composition of the funded balance sheet is illustrated in the chart below.


30 September 2008
31 March 2009
30 September 2009
$Ab
80
70
60
50
40
30
20
10
0
1.4x excess
3.9x excess
5.8x excess
Other debt maturing in the next 12 mths¹ (14%)
Other debt maturing in the next 12 mths¹ (9%)
Other debt maturing in the next 12 mths¹ (8%)
Deposits (22%)
Deposits (25%)
Deposits (24%)
Debt maturing beyond 12mths (23%)
Debt maturing beyond 12mths (39%)
Debt maturing beyond 12mths (44%)
Equity (12%)
Equity (16%)
Loan capital
Hybrid
Cash and liquid assets (34%)
Cash and liquid assets (41%)
Cash and liquid assets (37%)
Trading assets (12%)
Trading assets (13%)
Loan assets > 1 year (17%)
Loan assets > 1 year (8%)
Loan assets > 1 year (24%)
Loan assets > 1 year (26%)
Loan assets > 1 year (27%)
Equity investments² (9%)
Equity investments² (10%)
Assets held for sale
Debt investment securities
PPE & intangibles
Funding sources
Funded assets

1 Includes structured notes, secured funding, bonds, other bank loans maturing within the next 12 months and net trade creditors.

2 This represents the Group's co-investment in Macquarie-managed funds and equity investments.

4.4 Funding profile for Banking Group

Funded balance sheet of the Banking Group

	Notes	As at Sep 09 A$b	As at Mar 09 A$b
Funding sources			
Wholesale issued paper:	1		
Negotiable certificates of deposits		**2.7**	4.7
Commercial paper		**1.8**	3.0
Net trade creditors	2	**–**	0.2
Structured notes	3	**2.8**	3.7
Secured funding	4	**6.6**	5.8
Bonds	5	**17.1**	16.9
Other loans	6	**–**	0.4
Deposits:	8		
Retail deposits		**13.9**	13.4
Corporate and wholesale deposits		**3.1**	5.2
Loan Capital	9	**1.5**	1.9
Equity and hybrids	10	**6.8**	6.4
Total		**56.3**	61.6
Funded assets			
Cash and liquid assets	11	**23.7**	25.5
Net trading assets	12	**7.7**	8.1
Loan assets less than one year	13	**5.7**	5.6
Loan assets greater than one year	13	**18.5**	17.9
Assets held for sale	14	**0.1**	0.1
Debt investment securities	15	**2.3**	0.6
MBL intra-group loan to MGL		**1.4**	3.8
Non-Banking Group deposit with MBL		**(5.5)**	(2.5)
Co-investment in Macquarie-managed funds and equity investments	16	**1.8**	2.1
Property, plant and equipment and intangibles		**0.4**	0.4
Net trade debtors	17	**0.2**	—
Total		**56.3**	61.6

See section 4.6 for notes 1—17.

4.0 Funding and liquidity (continued)

Detail of term funding (drawn and committed but undrawn) maturing beyond one year


A$b
Total = A$30.1bn
15
10
5
0
1-2yrs
2-3yrs
3-4yrs
4-5yrs
5yrs+
Equity
Hybrids
Loan capital
Debt

	As at 30 September 2009				
	1—2yrs A$b	2—3yrs A$b	3—4yrs A$b	4—5yrs A$b	5yrs+ A$b
Structured notes	0.3	0.2	0.1	0.1	0.2
Secured funding	0.7	0.7	1.9	1.5	1.4
Bonds	1.6	4.5	0.1	8.4	—
Total debt	2.6	5.4	2.1	10.0	1.6
Loan capital	—	—	—	—	1.5
Equity and Hybrid	—	—	—	—	6.8
Total funding sources drawn	2.6	5.4	2.1	10.0	9.9
Undrawn	0.1	—	—	—	—
Total funding sources drawn and undrawn	2.7	5.4	2.1	10.0	9.9

The Banking Group has diversity of funding by both source and maturity. Term funding beyond one year (excluding equity) has a weighted average term to maturity of 4.1 years.

The key tools used for accessing wholesale debt funding markets for MBL, which primarily funds the Banking Group, are as follows:

- US$25 billion multi-instrument Regulation S Debt Instrument Program, incorporating both Government Guaranteed and unguaranteed securities that may be issued including Euro Commercial Paper, Euro Commercial Deposits, Euro-Medium Term Notes, senior and subordinated fixed/floating rate notes, and Transferable Deposits. The Debt Instrument Program had US$7.7 billion debt securities outstanding at 30 September 2009
- US$10 billion Commercial Paper Program incorporating Government Guaranteed and unguaranteed securities under which US$1.0 billion of debt securities were outstanding at 30 September 2009
- US$20 billion Rule 144A/Regulation S Medium Term Note Program incorporating both Government Guaranteed and unguaranteed securities. At 30 September 2009 Government Guaranteed issuance amounted to US$9.3 billion under the Rule 144A/Regulation S Medium Term Note Program.

MBL Group accesses the Australian capital markets through the issuance of Negotiable Certificates of Deposits and Transferable Negotiable Certificates of Deposits. At 30 September 2009, MBL Group had $2.7 billion of these securities outstanding.

MBL Group, as an ADI, has access to liquidity from the Reserve Bank of Australia's (RBA) daily market operations. At 30 September 2009 MBL Group had internally securitised $1.0 billion of its own mortgages, which is a form of collateral on the RBA's list of eligible securities for repurchase agreements.

MBL is eligible for the large deposit and wholesale funding guarantees recently announced by the Australian Government. See 'Term funding initiatives' for details on term funding issued in the half-year to 30 September 2009 under the government guarantee scheme.

Deposit strategy

MBL continues to pursue a deposit strategy that is consistent with the core liquidity management principal of achieving diversity and stability of funding sources. The strategy is focussed on growing the retail deposit base which represents a more stable and reliable source of funding than corporate and wholesale deposits. This has resulted in a continued reduction in corporate/wholesale deposits whilst retail deposits have continued to grow. The chart below illustrates the strong retail deposit growth since March 2006.



A$b
20
15
10
5
0
Mar 06 Sep 06 Mar 07 Sep 07 Mar 08 Sep 08 Mar 09 Sep 09
Corporate/wholesale
Retail

4.0 Funding and liquidity
(continued)

4.5 Funding profile for Non-Banking Group

Funded balance sheet of the Non-Banking Group

	Notes	As at Sep 09 A$b	As at Mar 09 A$b
Funding sources			
MBL intra-group loan to MGL		**1.4**	3.8
Net trade creditors	2	**—**	0.2
Structured notes	3	**0.2**	0.3
Secured funding	4	**0.6**	0.8
Bonds	5	**2.1**	—
Other loans	6	**0.4**	0.3
Senior credit facility	7	**7.0**	7.4
Deposits	8	**—**	0.2
Loan Capital	9	**0.6**	0.6
Equity	10	**4.4**	3.2
Total		**16.7**	16.8
Funded assets			
Cash and liquid assets	11	**3.0**	4.8
Non-Banking Group deposit with MBL		**5.5**	2.5
Net trading assets	12	**1.6**	1.0
Loan assets less than one year	13	**0.2**	0.2
Loan assets greater than one year	13	**0.9**	1.6
Assets held for sale	14	**—**	0.1
Debt investment securities	15	**0.3**	0.6
Co-investment in Macquarie-managed funds and equity investments	16	**4.0**	5.1
Property, plant and equipment and intangibles		**1.0**	0.9
Net trade debtors	17	**0.2**	—
Total		**16.7**	16.8

See section 4.6 for notes 1—17.

Detail of term funding (drawn and committed but undrawn) maturing beyond one year


A$b
Total = A$16.9bn
7
6
5
4
3
2
1
0
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
5 yrs+
Equity
Loan capital
Debt

	As at 30 September 2009				
	1—2yrs A$b	2—3yrs A$b	3—4yrs A$b	4—5yrs A$b	5yrs+ A$b
Structured notes	—	—	—	0.1	—
Secured funding	0.1	0.1	0.1	—	0.2
Bonds	0.1	0.2	0.1	1.2	0.6
Other bank loans	—	—	—	—	—
Senior credit facility	2.5	2.3	2.2	—	—
Intra-group loan	—	0.9	0.5	—	—
Total debt	2.7	3.5	2.9	1.3	0.8
Loan capital	—	—	—	0.6	—
Equity	—	—	—	—	4.4
Total funding sources drawn	2.7	3.5	2.9	1.9	5.2
Undrawn	0.3	0.2	0.2	—	—
Total funding sources drawn and undrawn	3.0	3.7	3.1	1.9	5.2

Term funding beyond one year (excluding equity) has a weighted average term to maturity of 3.1 years.

Debt funding of MGL, which primarily funds the activities of the Non-Banking Group, includes:

- Senior Credit Facility, which was $7.0 billion drawn and $0.7 billion undrawn at 30 September 2009. In March 2009 MGL reduced its senior credit facility by $1.0 billion through early unwind of the standby facility. The facility was due to mature in May 2009. A further $0.2 billion of the standby facility matured in November 2008
- An intra-group loan from MBL. At 31 March 2009 the balance outstanding was $3.8 billion. Since March $2.1 billion has been repaid and the outstanding balance redenominated to US dollars. At 30 September 2009, the balance outstanding was US$1.3 billion. This facility is an unsecured term loan to be repaid by December 2012.

In addition to the above facilities, other key tools used for accessing funding for the Non-Banking Group include the following MGL facilities:

- US$10 billion Rule 144A/Regulation S Medium Term Note Program. US$1.5 billion was outstanding under the Rule 144A/Regulation S Medium Term Note Program at 30 September 2009
- US$10 billion multi-instrument Regulation S Debt Instrument Program, under which securities that may be issued include Euro Commercial Paper, Euro Commercial Deposits, Euro-Medium Term Notes, senior and subordinated fixed/floating rate notes, and Transferable Deposits and MGL Wholesale Notes. The Debt Instrument Program had A$343 million debt securities outstanding at 30 September 2009.

4.0 Funding and liquidity
(continued)

4.6 Explanatory notes concerning funding sources and funded assets

Explanatory notes concerning the funding sources

1. Wholesale issued paper

Unsecured short-term wholesale funding comprised of both Negotiable Certificates of Deposit and Commercial Paper.

2. Net trade creditors

Short-term working capital balances (debtors and creditors) are created through the day-to-day operations of the Group. A net funding source (or use) will result due to timing differences in cash flows.

3. Structured notes

These are debt instruments on which the return is linked to commodities, equities, currencies or other assets. They are generally issued as part of structured transactions with clients and are hedged with positions in underlying assets or derivative instruments.

4. Secured funding

Certain funding arrangements secured against an asset (or pool of assets).

5. Bonds

Unsecured long-term wholesale funding.

6. Other bank loans

Unsecured loans provided by financial institutions.

7. Senior credit facility

MGL's senior credit facility provided by a syndicate of wholesale lenders.

8. Deposits

Unsecured funding from retail, corporate and wholesale depositors. The Australian Government guarantee is made available on eligible deposits in MBL.

9. Loan capital

Long-term subordinated debt and Convertible Preference Securities.

10. Equity and hybrids

Equity balances are comprised of issued capital, retained earnings and reserves. Hybrid instruments include the MIPS security issues .

Explanatory notes concerning the funded assets

11. Cash and liquid assets

Funded cash and liquid assets generally consist of amounts due from banks and short-term debt investment securities available for sale. Liquid assets are almost entirely repo eligible with central banks or are very short dated.

12. Net trading assets

The net trading asset balance consists of financial markets and equity trading assets including the net derivative position and any margin or collateral balances. It also includes trading assets which are hedging structured notes issued.

13. Loan assets

This represents all loans provided to retail and wholesale borrowers, in addition to operating lease assets.

14. Assets held for sale

These are the net assets/liabilities of the held for sale categories on the balance sheet.

15. Debt investment securities

These include various categories of debt securities including asset backed securities, bonds, commercial mortgage backed securities and residential mortgage backed securities.

16. Co-investment in Macquarie-managed funds and equity investments

These equity securities are held with a long-term investment horizon, and include co-investments in Macquarie-managed funds.

17. Net trade debtors

Short-term working capital balances (debtors and creditors) are created through the day-to-day operations of the Group. A net funding use (or source) will result due to timing differences in cash flows.

5.0 Capital

5.1 Overview

As an Australian Prudential Regulation Authority (APRA) authorised and regulated Non-Operating Holding Company, MGL is required to hold adequate regulatory capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. Macquarie and APRA have agreed a capital adequacy framework for MGL, based on Macquarie's Board-approved Economic Capital Adequacy Model (ECAM) and APRA's capital standards for ADIs.

MGL's capital adequacy framework requires it to maintain minimum regulatory capital requirements calculated as the sum of the dollar value of:

- MBL's minimum Tier 1 capital requirement, based on a percentage of risk-weighted assets plus Tier 1 deductions (using prevailing APRA ADI Prudential Standards); and
- The Non-Banking Group capital requirement, calculated using Macquarie's ECAM.

Transactions internal to the Macquarie Group are eliminated.

Eligible regulatory capital of the MGL Group consists of ordinary share capital, retained earnings and certain reserves plus eligible hybrid instruments. Eligible hybrid instruments currently include the Convertible Preference Securities (CPS) issued by MGL in July 2008 as well as the Macquarie Income Securities (MIS) and Macquarie Income Preferred Securities (MIPS), described in further detail below.

Macquarie Group regulatory capital surplus calculation

	As at		
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m
Macquarie Group eligible capital			
Bank Gross Tier 1 capital	**6,971**	6,547	5,908
Non-Bank eligible capital	**4,512**	3,827	4,415
Elimination of intra-group holdings of capital[1]	**–**	(127)	–
Eligible capital	**11,483**	10,247	10,323
Macquarie Group capital requirement			
Banking Group			
Risk-Weighted Assets (excluding intra-group exposures)[2]	**42,560**	36,765	37,874
Capital required to cover Risk-Weighted Assets[3]	**2,979**	2,574	2,651
Tier 1 deductions (excluding intra-group exposures)[4]	**1,925**	2,136	1,612
Banking Group contribution	**4,904**	4,710	4,263
Non-Banking Group	**2,086**	2,401	2,801
Total capital requirement	**6,990**	7,111	7,064
Macquarie Group regulatory capital surplus	**4,493**	3,136	3,259

1 In calculating Macquarie Group eligible capital, intra-group holdings of capital instruments are eliminated.

2 In calculating the Bank's contribution to Group capital requirement, RWA associated with exposures to the Non-Bank are eliminated (A$500 million at 30 September 2009, A$710 million at 31 March 2009 and A$1,293 million at 30 September 2008).

3 At the internal minimum Tier 1 ratio of the Banking Group, which is 7%.

4 In calculating the Bank's contribution to Group capital requirement, Tier 1 deductions associated with intra-group exposures are eliminated (30 September 2009: nil; 31 March 2009: A$127 million; 30 September 2008: nil).

5.2 Banking Group capital

In January 2008, the new global capital regime for banks, known as the Basel II Framework, was implemented in Australia by APRA.

Macquarie Bank is accredited under the Foundation Internal Ratings Based Approach (FIRB) for credit risk, the Advanced Measurement Approach (AMA) for operational risk, the internal model approach for market risk[1] and the internal model approach for interest rate risk in the banking book.

These advanced approaches place a higher reliance on a bank's internal capital measures and therefore require a more sophisticated level of risk management and risk measurement practices.

APRA requires ADIs to have a minimum ratio of capital to risk weighted assets of 8% at both Level 1 (ELE Group) and Level 2 (Consolidated Banking Group), with at least half of this capital in the form of Tier 1 capital. In addition, APRA imposes ADI specific minimum capital ratios that may be higher than these levels. The MBL Group internal capital policy set by the Board requires capital floors above the minimum regulatory required levels.

Tier 1 capital

The MBL Group's Tier 1 capital consists of ordinary share capital, retained earnings, certain reserves, MIS and MIPS. Reserves included in Tier 1 capital are the share based payment reserve and foreign currency translation reserve. The innovative Tier 1 capital includes MIS and MIPS.

MIS are a perpetual instrument with no conversion rights. MIS were listed for trading on the Australian Stock Exchange (now known as the Australian Securities Exchange) on 19 October 1999 and became redeemable (in whole or in part) at the Bank's discretion on 19 November 2004. MIS distributions are paid quarterly at a floating rate of BBSW plus 1.7% per annum and payment is subject to certain conditions including profitability of the Bank.

MIPS were issued when the London branch of the Bank issued 7,000 reset subordinated convertible debentures, each with a face value of £50,000, to Macquarie Capital Funding LP, a controlled entity of the Bank. The convertible debentures currently pay a fixed return of 6.177% until April 2020. On 11 September 2009, £307.5 million of MIPS owned by entities associated with Macquarie were redeemed and on 29 September 2009, £307.5 million of reset convertible debentures issued by Macquarie Bank's London Branch were subsequently redeemed. As at 30 September 2009, Macquarie Bank had £42.5 million of MIPS on issue which are held by parties not associated with Macquarie.

Tier 2 capital

The MBL Group Upper Tier 2 capital consists of the portion of MIS and MIPS not eligible for inclusion in Tier 1 capital and a portion of equity reserves. The MBL Group Lower Tier 2 capital consists of subordinated debt issued to financial institutions, subject to limits imposed by APRA based on Tier 1 capital. Repayment of this debt is subordinated to the claims of depositors and other creditors but ranks ahead of equity instruments.

Pillar 3

The APRA Prudential Standard APS 330: Public Disclosure of Prudential Information details the market discipline (Pillar 3) requirements for Australian domiciled banks. APS 330 was effective from 30 September 2008, requiring qualitative and quantitative disclosure of risk management practices and capital adequacy.

These disclosures are required to be published within 40 business days of the reporting date and are available on Macquarie's website.

1 Standard approach applied for specific risk on debt securities.

5.0 Capital
(continued)

Banking Group total capital base

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Tier 1 capital					
Paid-up ordinary share capital	**5,250**	4,560	3,927	*15*	*34*
Reserves	**186**	190	180	*(2)*	*3*
Retained earnings	**1,070**	882	884	*21*	*21*
Innovative Tier 1 capital	**465**	915	917	*(49)*	*(49)*
Gross Tier 1 capital	**6,971**	6,547	5,908	*6*	*18*
Deductions from Tier 1 capital:					
Goodwill	**135**	162	121	*(17)*	*12*
Deferred tax assets	**426**	53	269	*n/m*	*58*
Changes in the ADI's own creditworthiness on banking book liabilities	**21**	340	71	*(94)*	*(70)*
Intangible component of investments in non-consolidated subsidiaries and other non-Level 2 entities	**139**	128	55	*9*	*153*
Loan and lease origination fees and commissions paid to mortgage originators and brokers	**142**	170	215	*(16)*	*(34)*
Holding of own Tier 1 capital instruments agreed with APRA	**–**	127	–	*(100)*	*–*
Other Tier 1 capital deductions	**197**	357	163	*(45)*	*21*
Deductions from Tier 1 capital only	**1,060**	1,337	894	*(21)*	*19*
Other 50/50 deductions from Tier 1 capital:					
Non-subsidiary entities exceeding prescribed limits (50%)	**119**	112	70	*6*	*70*
Non-consolidated subsidiaries (50%)	**283**	274	268	*3*	*6*
All other deductions relating to securitisation (50%)	**70**	74	39	*(5)*	*79*
Shortfall in provisions for credit losses (50%)	**256**	294	147	*(13)*	*74*
Other 50/50 deductions from Tier 1 capital (50%)	**137**	172	194	*(20)*	*(29)*
Total 50/50 deductions from Tier 1 capital	**865**	926	718	*(7)*	*20*
Total Tier 1 capital deductions	**1,925**	2,263	1,612	*(15)*	*19*
Net Tier 1 capital	**5,046**	4,284	4,296	*18*	*17*
Tier 2 capital					
Upper Tier 2 capital:					
Excess Tier 1 capital instruments	**–**	204	254	*(100)*	*(100)*
Other Upper Tier 2 capital	**126**	86	89	*47*	*42*
Lower Tier 2 capital:					
Term subordinated debt	**1,527**	1,941	2,047	*(21)*	*(25)*
Gross Tier 2 capital	**1,653**	2,231	2,390	*(26)*	*(31)*
Deductions from Tier 2 capital:					
Holding of own Tier 2 capital instruments agreed with APRA	**–**	204	–	*(100)*	*–*
50/50 deductions from Tier 2 capital	**865**	926	718	*(7)*	*20*
Total Tier 2 capital deductions	**865**	1,130	718	*(23)*	*20*
Net Tier 2 capital	**788**	1,101	1,672	*(28)*	*(53)*
Total capital base	**5,834**	5,385	5,968	*8*	*(2)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

Risk-weighted assets

	Half year to			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Credit risk – Risk-Weighted Assets (RWA)					
Subject to FIRB approach:					
Corporate[2]	**12,919**	9,901	7,960	*30*	*62*
Sovereign	**598**	36	54	*n/m*	*n/m*
Bank	**2,860**	1,134	958	*152*	*199*
Residential mortgage	**1,927**	1,952	1,275	*(1)*	*51*
Other retail	**869**	680	540	*28*	*61*
Total RWA subject to FIRB approach	**19,173**	13,703	10,787	*40*	*78*
Specialised lending exposures subject to slotting criteria[3]	**2,019**	3,101	4,163	*(35)*	*(52)*
Subject to Standardised approach:					
Corporate	**4,163**	3,504	4,518	*19*	*(8)*
Residential mortgage	**198**	197	1,483	*1*	*(87)*
Other retail	**2,640**	2,496	2,039	*6*	*29*
Other	**2,654**	3,540	3,608	*(25)*	*(26)*
Total RWA subject to Standardised approach	**9,655**	9,737	11,648	*(1)*	*(17)*
Credit risk RWA for Securitisation exposures	**1,199**	1,074	1,357	*12*	*(12)*
Total credit risk RWA	**32,046**	27,615	27,955	*16*	*15*
Equity risk exposures RWA	**1,323**	1,189	1,456	*11*	*(9)*
Market risk RWA	**1,976**	2,082	2,291	*(5)*	*(14)*
Operational risk RWA	**6,565**	5,761	6,720	*14*	*(2)*
Interest rate risk in banking book RWA	**—**	6	98	*(100)*	*(100)*
APRA scaling factor (6%) applied to IRB exposures	**1,150**	822	647	*40*	*78*
Total RWA	**43,060**	37,475	39,167	*15*	*10*
Capital ratios					
Macquarie Bank Group Tier 1 capital ratio (%)	**11.7**	11.4	11.0	*3*	*6*
Macquarie Bank Group Total capital ratio (%)	**13.6**	14.4	15.2	*(6)*	*(11)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

2 Includes A$500 million for exposures to the Non-Banking Group (31 March 2009: A$710 million; 30 September 2008: A$1,293 million).

3 Specialised lending exposures subject to supervisory slotting criteria are measured using APRA determined risk weightings.

5.0 Capital
(continued)

5.3 Non-Banking Group capital

APRA has approved Macquarie's ECAM for use in calculating the regulatory capital requirement of the Non-Banking Group. The ECAM is based on similar principles and models as the Basel II regulatory capital framework for banks, with both calculating capital at a one year 99.9% confidence level. The key features are:

Risk[1]	Basel II	ECAM
Credit	Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. loss given default)	Capital requirement determined by Basel II formula, but with internal estimates of some parameters
Equity	Simple risk-weight approach or deductions. Tier 1 capital requirement between 24% and 50% of face value[2]	Extension of Basel II credit model to cover equity exposures. Capital requirement between 36% and 82% of face value; average 51%
Market	3 times 10 day 99% Value at Risk (VaR) plus a specific risk charge	Scenario-based approach. Greater capital requirement than under regulatory regime
Operational	Basel II Advanced Measurement Approach	Basel II Advanced Measurement Approach

1 The ECAM also covers risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures as well as non-traded interest rate risks.

2 Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposure are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement.

Non-Banking Group regulatory capital requirement

The capital requirement of the Non-Banking Group is set out in the table below.

	As at 30 September 2009		
	Asset A$b	Capital requirement A$m	Equivalent risk weight
Funded assets			
Cash and liquid assets	3.0	27	11%
Loan assets[1]	1.1	80	90%
Assets held for sale	0.0	13	582%
Debt investment securities	0.3	21	78%
Co-investments in Macquarie-managed funds and equity investments	3.8	1,788	583%
Co-investments in Macquarie-managed funds and equity investments (relating to Director's profit share)	0.2		
Property, plant and equipment and intangibles[2]	1.0	198	254%
Non Banking Group deposits with MBL	5.5		
Net trading assets	1.6		
Net trade debtors	0.2		
Total funded assets	16.7	2,127	
Self-funded and non-recourse assets			
Self funded trading assets	2.6		
Broker settlement balances	5.4		
Derivative revaluation accounting gross-ups	0.1		
Working capital assets	3.5		
Total self-funded and non-recourse assets	11.6		
Total Non-Banking Group assets	28.3		
Off balance sheet exposures, operational, market and other risk and diversification offset[3]		(41)	
Non-Banking Group capital requirement		2,086	

1 Includes leases.

2 A component of the intangibles relating to the acquisitions of Orion Financial Inc. and Tristone Capital Global Inc. are supported 100% by exchangeable shares. These exchangeable shares have not been included in eligible regulatory capital.

3 Includes capital associated with net trading assets (e.g. market risk capital) and net trade debtors.

6.0 Balance sheet

6.1 Statutory consolidated balance sheet

	As at			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	Mar 09 %	Sep 08 %
Assets					
Cash and balances with central banks	**3**	141	225	*(98)*	*(99)*
Due from banks	**8,936**	12,271	13,441	*(27)*	*(34)*
Cash collateral on securities borrowed and reverse repurchase agreements	**4,493**	5,096	14,690	*(12)*	*(69)*
Trading portfolio assets	**14,502**	9,260	17,059	*57*	*(15)*
Loan assets held at amortised cost	**42,504**	44,751	51,783	*(5)*	*(18)*
Other financial assets at fair value through profit or loss	**5,249**	7,910	3,974	*(34)*	*32*
Derivative financial instruments — positive values	**21,441**	27,428	22,508	*(22)*	*(5)*
Other assets	**13,791**	10,640	11,413	*30*	*21*
Investment securities available for sale	**23,152**	18,123	18,025	*28*	*28*
Intangible assets	**715**	759	566	*(6)*	*26*
Life investment contracts and other unit holder assets	**5,066**	4,314	5,645	*17*	*(10)*
Interests in associates and joint ventures accounted for using the equity method	**4,931**	6,123	5,921	*(19)*	*(17)*
Property, plant and equipment	**647**	605	433	*7*	*49*
Deferred income tax assets	**1,401**	1,186	825	*18*	*70*
Non-current assets and assets of disposal groups classified as held for sale	**100**	537	927	*(81)*	*(89)*
Total assets	**146,931**	149,144	167,435	*(1)*	*(12)*
Liabilities					
Due to banks	**10,284**	11,858	11,349	*(13)*	*(9)*
Cash collateral on securities lent and repurchase agreements	**5,328**	3,953	14,664	*35*	*(64)*
Trading portfolio liabilities	**7,368**	2,161	11,079	*241*	*(33)*
Derivative financial instruments — negative values	**21,552**	27,371	24,430	*(21)*	*(12)*
Deposits	**20,692**	21,868	16,955	*(5)*	*22*
Debt issued at amortised cost	**44,896**	48,270	52,485	*(7)*	*(14)*
Other financial liabilities at fair value through profit or loss	**5,037**	6,203	6,263	*(19)*	*(20)*
Other liabilities	**12,871**	10,342	11,081	*24*	*16*
Current tax liabilities	**103**	187	159	*(45)*	*(35)*
Life investment contracts and other unit holder liabilities	**5,062**	4,312	5,634	*17*	*(10)*
Provisions	**184**	189	211	*(3)*	*(13)*
Deferred income tax liabilities	**210**	4	40	*n/m*	*n/m*
Liabilities of disposal groups classified as held for sale	**—**	328	153	*(100)*	*(100)*
Total liabilities excluding loan capital	**133,587**	137,046	154,503	*(3)*	*(14)*
Loan capital					
Macquarie Convertible Preference Securities	**591**	591	591	—	—
Subordinated debt at amortised cost	**1,011**	1,496	1,413	*(32)*	*(28)*
Subordinated debt at fair value through profit or loss	**522**	451	647	*16*	*(19)*
Total loan capital	**2,124**	2,538	2,651	*(16)*	*(20)*
Total liabilities	**135,711**	139,584	157,154	*(3)*	*(14)*
Net assets	**11,220**	9,560	10,281	*17*	*9*

	As at			Movement[1]	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Equity					
Contributed equity:					
Ordinary share capital	**6,267**	4,906	4,832	*28*	*30*
Treasury shares	**(2)**	(2)	(2)	–	–
Exchangeable shares	**159**	116	122	*37*	*30*
Reserves	**276**	17	283	*n/m*	*(2)*
Retained earnings	**3,984**	3,627	3,770	*10*	*6*
Total capital and reserves attributable to ordinary equity holders of Macquarie Group Limited	**10,684**	8,664	9,005	*23*	*19*
Minority interests					
Macquarie Income Preferred Securities	**74**	398	780	*(81)*	*(91)*
Macquarie Income Securities	**391**	391	391	–	–
Other minority interests	**71**	107	105	*(34)*	*(32)*
Total equity	**11,220**	9,560	10,281	*17*	*9*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

Total assets of A$146.9 billion at 30 September 2009 were down 12% from A$167.4 billion at 30 September 2008, a decrease of A$20.5 billion.

Reduced activity in global markets over the 12 months to 30 September 2009 has resulted in a fall in trading related balances, including Cash collateral on securities borrowed & reverse repurchase agreements (down A$10.2 billion) and Trading portfolio assets (down A$2.6 billion).

Loan assets were down 18% from A$51.8 billion at 30 September 2008 to A$42.5 billion at 30 September 2009 primarily due to a reduction in the mortgage portfolios as the businesses continue to wind down. This decline has been partially offset by an increase in loan volumes in the Corporate and Asset Finance division largely due to corporate debts acquired since March 2009.

The A$4.5 billion reduction in Due from banks since 30 September 2008 has been offset by A$5.1 billion increase in Investment securities available for sale as Group Treasury have experienced increased opportunities to acquire these securities that generate higher yields than overnight cash rates.

Total liabilities (excluding loan capital) were down 14% from A$154.5 billion at 30 September 2008 to A$133.6 billion at 30 September 2009. As with assets, the main decreases have been in trading related balances, with Cash collateral on securities lent and repurchase agreements down A$9.3 billion and Trading portfolio liabilities down A$3.7 billion as a result of more subdued market conditions compared to the prior corresponding period.

The reduction in Loan assets was also the key driver of the reduction in Debt issued at amortised cost, which decreased A$7.6 billion from the prior corresponding period to A$44.9 billion at 30 September 2009.

The other notable change in the composition of liabilities has been the growth in Deposits from A$17.0 billion at 30 September 2008 to A$20.7 billion at 30 September 2009.

Total equity has increased A$939 million since the prior corresponding period to A$11.2 billion at 30 September 2009. The main drivers of this change have been the share placement and share purchase plan in May 2009 and June 2009 respectively that raised a total of A$1.2 billion of new capital, combined with profit for the period to 30 September 2009 of A$479 million. These were partially offset by the reduction in Macquarie Income Preferred Securities of A$706 million and the final 2009 dividend paid of A$122 million.

6.0 Balance sheet
(continued)

6.2 Loan assets

	As at			Movement	
	Sep 09 A$b	Mar 09 A$b	Sep 08 A$b	*Mar 09 %*	*Sep 08 %*
Loan assets at amortised cost per statutory balance sheet	**42.5**	44.8	51.8	*(5)*	*(18)*
Other loans held at fair value	**1.8**	2.5	2.9	*(28)*	*(38)*
Operating lease assets	**1.2**	2.0	2.0	*(40)*	*(40)*
Less: loans held by consolidated SPEs which are available as security to noteholders and debt providers	**(17.0)**	(19.3)	(22.0)	*(12)*	*(23)*
Less: segregated funds	**(1.3)**	(2.4)	(1.9)	*(46)*	*(32)*
Less: margin balances (reclassed to trading)	**(1.9)**	(2.1)	(1.9)	*(10)*	–
Less: other reclassification	**–**	(0.2)	–	*(100)*	–
Total per funded balance sheet	**25.3**	25.3	30.9	–	*(18)*

	As at			Movement[1]	
	Sep 09 A$b	Mar 09 A$b	Sep 08 A$b	*Mar 09 %*	*Sep 08 %*
Mortgages:					
Australia	**1.8**	1.9	1.8	*(5)*	–
United States	**1.0**	1.3	1.2	*(23)*	*(17)*
Canada	**5.0**	4.0	3.7	*25*	*35*
Italy	**–**	–	1.9	–	*(100)*
Margin lending	**–**	0.3	2.9	*(100)*	*(100)*
Structured investments	**4.0**	5.2	6.0	*(23)*	*(33)*
Banking	**3.3**	3.3	3.4	–	*(3)*
Real estate	**0.9**	1.4	1.5	*(36)*	*(40)*
Debt markets warehouses	**0.2**	0.4	1.2	*(50)*	*(83)*
Resources and commodities	**1.3**	1.5	1.7	*(13)*	*(24)*
Corporate and Asset Finance leasing	**2.8**	3.7	3.6	*(24)*	*(22)*
Corporate and Asset Finance lending	**3.8**	1.4	0.7	*171*	*n/m*
Other lending	**1.2**	0.9	1.3	*33*	*(8)*
Total	**25.3**	25.3	30.9	–	*(18)*

1 "n/m" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% and the result was a gain in one period but a loss in another, or vice versa.

6.3 Equity investments

Equity investments are reported in the following categories in the statutory balance sheet:

- Other financial assets at fair value through profit or loss
- Investment securities available for sale
- Investment in associates
- Assets and disposal groups held for sale.

The classification is driven by a combination of the level of influence Macquarie has over the investment and management's intention with respect to the holding of the asset in the short term. For the purpose of analysis, equity investments have been re-grouped into the following categories:

- Investments in Macquarie-managed funds
- Other investments not held for sale or are not investments in Macquarie-managed funds
- Held for sale investments.

Equity investments reconciliation

	As at		
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m
Equity investments (excluding held for sale)			
Statutory balance sheet			
Equity investments within other financial assets at fair value through profit or loss	**1,183**	2,196	255
Equity investments within investment securities available for sale	**721**	814	800
Interests in associates and joint ventures accounted for using the equity method	**4,931**	6,123	5,921
Total equity investments per statutory balance sheet	**6,835**	9,133	6,976
Adjustment for funded balance sheet			
Equity hedge positions[1]	**(1,000)**	(1,951)	(127)
Total funded equity investments	**5,835**	7,182	6,849
Adjustments for equity investments analysis			
Available for sale reserves[2]	**(172)**	(105)	(117)
Associates reserves[3]	**93**	85	6
Total adjusted equity investments[4]	**5,756**	7,162	6,738
Held for sale investments			
Net assets of disposal groups classified as held for sale	**100**	209	774
Total equity investments including held for sale investments	**5,856**	7,371	7,512

1 These relate to assets held for the purposes of economically hedging Macquarie's fair valued liabilities to external parties arising from various equity linked instruments, and have been excluded from the analysis of investment exposure.

2 Available for sale reserves that will be released to income upon realisation of the investment.

3 Associates reserves that will be released to income upon realisation of the investment.

4 The adjusted book value represents the total net exposure to Macquarie.

6.0 Balance sheet
(continued)

Adjusted book value of equity investments by category

	As at		
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m
Macquarie-managed funds			
DUET Group	**15**	15	27
Macquarie Airports	**1,018**	1,107	893
Macquarie Communications Infrastructure Group	**–**	194	242
Macquarie CountryWide Trust	**120**	135	138
Macquarie DDR Trust	**2**	7	7
Macquarie Infrastructure Company	**38**	61	53
Macquarie Infrastructure Group	**649**	698	854
Macquarie International Infrastructure Fund	**71**	86	42
Macquarie Korea Infrastructure Fund	**55**	60	59
Macquarie Media Group	**125**	114	126
Macquarie Office Trust	**220**	212	108
Total listed Macquarie-managed funds	**2,313**	2,689	2,549
Other Macquarie-managed funds	**1,073**	1,281	1,150
Total Macquarie-managed funds	**3,386**	3,970	3,699
Other investments			
Finance, investment, funds management and exchanges	**702**	937	776
Transport, industrial and infrastructure	**635**	490	261
Real estate	**457**	612	856
Debt investment entities	**253**	284	306
Energy and resources	**230**	533	576
Telecommunications, internet, media and entertainment	**93**	336	264
Total Other investments	**2,370**	3,192	3,039
Held for sale investments	**100**	209	774
Total equity investments including held for sale investments	**5,856**	7,371	7,512

6.4 Maturity analysis of monetary assets and liabilities

The table below details the maturity distribution of selected monetary assets and liabilities. Maturities represent the remaining contractual maturity as at 30 September 2009 to the repayment date.

	As at 30 September 2009						
	At call A$m	3 months or less A$m	3 months to 12 months A$m	1 year to 5 years A$m	Over 5 years A$m	No maturity specified A$m	Total A$m
Assets							
Cash and balances with central banks	3	–	–	–	–	–	3
Due from banks	5,592	2,836	20	401	87	–	8,936
Cash collateral on securities borrowed and reverse repurchase agreements	393	4,061	37	2	–	–	4,493
Trading portfolio assets	–	14,502	–	–	–	–	14,502
Loan assets held at amortised cost	1,800	1,682	2,077	12,937	6,004	–	24,500
Other financial assets at fair value through profit or loss	9	1,301	1,818	1,903	218	–	5,249
Debt investment securities available for sale	–	9,147	1,630	9,565	2,089	–	22,431
Life investment contracts and other unit holder investment assets[1]	73	567	146	28	–	4,252	5,066
Sub-total monetary assets	7,870	34,096	5,728	24,836	8,398	4,252	85,180
Loan assets held at amortised cost by SPEs[2]	–	1,355	3,597	9,656	3,396	–	18,004
Total monetary assets	7,870	35,451	9,325	34,492	11,794	4,252	103,184
Liabilities							
Due to banks	74	117	377	8,336	1,380	–	10,284
Cash collateral on securities lent and repurchase agreements	314	4,814	200	–	–	–	5,328
Trading portfolio liabilities	–	7,368	–	–	–	–	7,368
Deposits	11,993	5,002	1,660	1,296	741	–	20,692
Debt issued at amortised cost	–	2,732	4,321	20,218	621	–	27,892
Other financial liabilities at fair value through profit or loss	43	1,648	2,144	991	211	–	5,037
Life investment contracts and other unit holder liabilities	–	–	–	–	–	5,062	5,062
Macquarie convertible preference securities[3]	–	–	–	591	–	–	591
Subordinated debt at amortised cost[4]	–	–	–	–	1,011	–	1,011
Subordinated debt at fair value through profit or loss[4]	–	–	–	–	522	–	522
Sub-total monetary liabilities	12,424	21,681	8,702	31,432	4,486	5,062	83,787
Debt issued at amortised cost by SPEs[2]	–	3,524	3,300	8,987	1,193	–	17,004
Total monetary liabilities	12,424	25,205	12,002	40,419	5,679	5,062	100,791

1 The life business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. Macquarie is subject to the liquidity risk on the surplus in the life investment contract statutory funds.

2 Loan assets held at amortised cost by SPEs are shown at expected repayment maturities and debt issued at amortised cost by SPEs, which includes non-recourse warehouses, are shown at expected extinguishment maturities.

3 Macquarie convertible preference securities are mandatorily converted into Macquarie ordinary shares, subject to certain conditions being satisfied, or redeemed, subject to certain approvals, on 30 June 2013.

4 Subordinated debt is shown at contractual maturities, although call options available may lead to earlier repayment at the discretion of the consolidated entity and subject to APRA approval.

7.0 Funds management

7.1 Assets under management

	As at			Movement	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Assets under management by group					
Macquarie Capital	**130,677**	159,509	158,035	*(18)*	*(17)*
Macquarie Funds	**57,956**	49,656	44,752	*17*	*30*
Banking and Financial Services[1]	**16,992**	19,178	21,245	*(11)*	*(20)*
Real Estate Banking	**10,663**	14,761	15,198	*(28)*	*(30)*
Total assets under management	**216,288**	243,104	239,230	*(11)*	*(10)*
Assets under management by region					
Australia	**85,719**	86,032	85,096	*(<1)*	*1*
Europe, Africa and Middle East	**70,772**	83,113	88,382	*(15)*	*(20)*
Americas	**45,791**	55,453	45,554	*(17)*	*1*
Asia Pacific	**14,006**	18,506	20,198	*(24)*	*(31)*
Total assets under management	**216,288**	243,104	239,230	*(11)*	*(10)*
Assets under management by industry sector					
Investment funds	**74,948**	68,834	62,238	*9*	*20*
Energy and utilities	**41,119**	48,726	41,101	*(16)*	*<1*
Roads	**26,492**	32,999	38,346	*(20)*	*(31)*
Airports	**18,535**	20,895	20,352	*(11)*	*(9)*
Communications infrastructure	**16,684**	21,246	19,108	*(21)*	*(13)*
Other	**12,375**	14,288	18,897	*(13)*	*(35)*
Transport and related services	**9,303**	11,537	13,460	*(19)*	*(31)*
Commercial real estate	**8,888**	11,626	12,215	*(24)*	*(27)*
Retail real estate	**6,056**	8,349	9,182	*(27)*	*(34)*
Tourism/leisure and residential real estate	**1,251**	4,276	3,034	*(71)*	*(59)*
Industrial real estate	**637**	328	1,297	*94*	*(51)*
Total assets under management	**216,288**	243,104	239,230	*(11)*	*(10)*

1. The Macquarie Cash Management Trust, included in Banking and Financial Services' Assets under Management above, is a Banking and Financial Services product that is managed by Macquarie Funds Group. The Cash Management Trust closed at A$12.6 billion at 30 September 2009 (31 March 2009: A$14.7 billion; 30 September 2008: A$16.1 billion).

The table below shows a more detailed breakdown of Assets under Management. For Macquarie Capital refer to section 7.2 for disclosure of Equity under Management. The earning of base fees is closely aligned with the Assets under Management measure for funds in Real Estate Banking, Macquarie Funds and Banking and Financial Services.

	As at			Movement	
	Sep 09 A$m	Mar 09 A$m	Sep 08 A$m	*Mar 09 %*	*Sep 08 %*
Macquarie Funds					
Fixed interest, currency and commodities	**43,287**	34,895	25,794	*24*	*68*
Listed equities	**7,372**	6,842	9,131	*8*	*(19)*
Infrastructure securities	**2,233**	1,990	2,842	*12*	*(21)*
Investment Solutions and Sales	**2,041**	2,848	2,758	*(28)*	*(26)*
Real estate securities	**1,419**	1,225	2,366	*16*	*(40)*
Funds of private equity funds	**1,168**	1,217	1,107	*(4)*	*6*
Funds of hedge funds	**436**	459	493	*(5)*	*(12)*
Other Macquarie funds	**–**	180	261	*(100)*	*(100)*
Total Macquarie Funds	**57,956**	49,656	44,752	*17*	*30*
Banking and Financial Services					
Macquarie Cash Management Trust	**12,589**	14,692	16,109	*(14)*	*(22)*
Macquarie Pastoral Fund	**521**	434	216	*20*	*141*
Other unlisted Banking and Financial Services	**3,882**	4,052	4,920	*(4)*	*(21)*
Total Banking and Financial Services	**16,992**	19,178	21,245	*(11)*	*(20)*
Real Estate Banking					
Macquarie Office Trust	**5,155**	6,546	7,189	*(21)*	*(28)*
J-REP managed funds[1]	**245**	375	469	*(35)*	*(48)*
Macquarie Central Office Corporate Restructuring REIT	**211**	181	181	*17*	*17*
Macquarie Prime REIT[2]	**–**	–	1,010	*–*	*(100)*
Unlisted Real Estate funds	**5,052**	7,659	6,349	*(34)*	*(20)*
Total Real Estate Banking	**10,663**	14,761	15,198	*(28)*	*(30)*
Macquarie Capital (refer EUM Section 7.2)	**130,677**	159,509	158,035	*(18)*	*(17)*
Total assets under management	**216,288**	243,104	239,230	*(11)*	*(10)*

1 J-REP Co. Limited is a listed fund manager on the Tokyo Stock Exchange. Through a joint venture with Goodman Group, Macquarie acquired an interest in J-REP in June 2007, and therefore its funds management activities.

2 In December 2008 Macquarie sold its investment in Macquarie Prime REIT and the REIT's manager.

7.0 Funds management
(continued)

Assets under Management of A$216.3 billion at 30 September 2009, decreased 11% from A$243.1 billion at 31 March 2009. The overall net decrease in Assets under Management was due to the combined impact of decreased asset valuations, asset disposals by some funds and the strengthening of the Australian dollar against major global currencies, which in turn resulted in lower asset values for offshore assets. The key movements in Assets under Management during the six months to 30 September 2009 are summarised below.

Macquarie Capital

Macquarie Capital's Assets under Management were A$130.7 billion at 30 September 2009, down 18% from A$159.5 billion at 31 March 2009. The decrease was driven by the strengthening Australian dollar compared to the prior period, sale of assets, listed fund initiatives and reduced asset valuations. With approximately 85% of Assets under Management in countries outside Australia, the significant appreciation of the Australian dollar (in particular against the Euro, Pound Sterling and the US Dollar) has decreased Macquarie Capital's Assets under Management. Asset sales, including disposals by Macquarie CountryWide Trust in the United States and listed fund initiatives, including the internalisation of management of Macquarie Leisure Trust Group and the take private of the Macquarie Communications Infrastructure Group, also decreased Assets under Management.

Macquarie Funds

Macquarie Funds' Assets under Management were A$58.0 billion at 30 September 2009, up 17% from A$49.7 billion at 31 March 2009. The increase in Assets under Management was primarily due to the strong inflows for the Fixed Interest, Currency and Commodities asset class, which also benefitted from the acquisition of two fixed interest funds management businesses in the United States.

Banking and Financial Services

Banking and Financial Services' Assets under Management decreased 11% to A$17.0 billion at 30 September 2009 from A$19.2 billion at 31 March 2009. The decrease was largely in the Cash Management Trust, from A$14.7 billion at 31 March 2009 to A$12.6 billion at 30 September 2009 as a result of clients moving to higher yielding investments and other market offerings within Banking and Financial Services including Cash XL, which are not included in Assets under Management. The closure of Macquarie Fusion Funds 4, 5, and 6 in June 2009 decreased Assets under Management by A$0.6 billion.

Real Estate Banking

Real Estate Banking's Assets under Management decreased by 28% to A$10.7 billion at 30 September 2009 from A$14.8 billion at 31 March 2009. This was largely due to the strengthening Australian dollar resulting in lower offshore asset values as well as write-downs and disposals by some funds.

7.2 Equity under management

The Macquarie Capital Funds business tracks its funds under management using an Equity under Management measure. Base management fee income is closely aligned with Equity under Management. Equity under Management differs from the Assets under Management measure which real estate funds and other Macquarie managed funds use to determine base fee income. Equity under Management is determined as follows:

Type of equity investment	Basis of Equity under Management calculation
Listed funds	Market capitalisation at the measurement date plus underwritten or committed future capital raisings
Unlisted funds	Committed capital from investors at the measurement date less called capital subsequently returned to investors
Hybrid instruments[1]	Face value of TICkETS and of exchangeable bonds
Managed businesses[2]	Invested capital at measurement date

1 Tradeable Interest-Bearing Convertible to Equity Trust Securities (TICkETS) issued by Macquarie Airports Reset Exchange Securities Trust and exchangeable bonds issued by Macquarie Communications Infrastructure Group.

2 Managed businesses includes third party equity invested in Macquarie Capital Funds managed businesses where management fees may be payable to Macquarie.


EUM
Underwritten or committed future capital raisings
Market capitalisation
EUM
Committed capital
Listed funds
Unlisted funds

If the fund is managed through a joint venture with another party, the Equity under Management amount is then weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 30 September 2009, this applied to Macquarie Korea Infrastructure Fund and DUET Group, which are weighted at 50% as outlined in the table overleaf, and some other funds.

Where a fund's Equity under Management is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

7.0 Funds Management

(continued)

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Holding (%)[1]	Equity under management as at Sep 09 A$m	Mar 09 A$m	Sep 08 A$m
Listed Macquarie Capital managed funds (excluding real estate funds)							
ConnectEast Group[2]	n/a	Nov 04	CEU	n/a	**–**	–	1,289
DUET Group	50	Aug 04	DUE	1	**728**	534	817
Macquarie Airports[3]	100	Apr 02	MAP	21	**4,845**	3,097	4,640
Macquarie Communications Infrastructure Group[4]	100	Aug 02	MCG	n/a	**–**	1,251	1,371
Macquarie Infrastructure Company	100	Dec 04	Listed on NYSE	7	**461**	89	752
Macquarie Infrastructure Group	100	Dec 96	MIG	14	**3,336**	3,346	5,492
Macquarie International Infrastructure Fund	100	May 05	Listed on SGX	8	**350**	356	508
Macquarie Korea Infrastructure Fund	50	Mar 06	Listed on KRX and LSE	4	**817**	772	950
Macquarie Media Group	100	Nov 05	MMG	25	**362**	207	570
Macquarie Power & Infrastructure Income Fund[5]	100	Apr 04	Listed on TSE	–	**287**	271	350
Listed Macquarie Capital managed funds (excluding real estate funds)					**11,186**	9,923	16,739
Unlisted Macquarie Capital managed funds (excluding real estate funds)							
Macquarie European Infrastructure Fund I and II					**10,177**	11,726	10,931
Macquarie Infrastructure Partners					**4,532**	5,753	5,063
Macquarie Korea Opportunities Fund					**999**	1,271	1,274
Other unlisted funds					**11,636**	13,227	11,060
Unlisted Macquarie Capital managed funds (excluding real estate funds)					**27,344**	31,977	28,328
Less Macquarie Capital managed funds' investments in other Macquarie Capital managed funds					**(335)**	(390)	(354)
Hybrid instruments					**760**	1,303	1,318
Managed businesses[6]					**8,886**	8,567	6,485
Real estate funds EUM					**2,184**	1,883	3,268
Total Macquarie Capital Funds EUM					**50,025**	53,263	55,784

1 Holding at 30 September 2009 represents Macquarie Capital's participating interest in the fund.

2 On 31 March 2009, ConnectEast Group internalised its responsible entity, acquiring all shares in ConnectEast Management Limited from Macquarie Group.

3 On 30 September 2009, MAp security holders voted to internalise management. Internalisation became effective from 15 October 2009.

4 In June 2009, Macquarie Communications Infrastructure Group (MCG) security holders approved Canada Pension Plan Investment Board's proposal to take private MCG. Following the completion of this transaction MCG delisted.

5 Excludes Class B exchangeable units.

6 Excludes equity invested by Macquarie Group in businesses managed by Macquarie Capital Funds.

8.0 Glossary

ADI	Authorised Deposit-taking Institution
AGAAP	Australian Generally Accepted Accounting Principles
AMA	Advanced Measurement Approach for determining operational risk
APRA	Australian Prudential Regulation Authority
Assets under management (AUM)	AUM is a metric that provides a consistent basis for measuring Macquarie's funds management activities. AUM is calculated as the proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to exclude cross-holdings in funds and reflect Macquarie's proportional ownership interest of the fund manager
Assets under management by region	AUM by region is defined by the location of the assets, as opposed to the domicile of the fund or fund manager
Associates	Associates are entities over which Macquarie has significant influence, but not control. Investments in associates may be further classified as HFS associates. HFS investments are those that have a high probability of being sold within 12 months to external parties. Associates that are not held for sale are carried at cost and equity-accounted. Macquarie's share of the investment's post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised within equity
ASX	Australian Securities Exchange (formerly Australian Stock Exchange)
AVS	Available for sale AVS assets are investments where Macquarie does not have significant influence or control and are intended to be held for an indefinite period. AVS investments are initially recognised at cost and revalued in subsequent periods to recognise changes in the assets' fair value with these revaluations included in the AVS reserve in equity. If and when the AVS asset is sold or impaired, the cumulative unrealised gain or loss will be recognised in the income statement
CDO	Collateralised debt obligation
CLO	Collateralised loan obligation
Collective allowance for credit losses	The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified
Contingent liabilities	Defined in AASB 137 'Provisions, Contingent Liabilities and Contingent Assets' as a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognised because it is not probable to occur or the amount cannot be reliably measured.
CPS	Convertible Preference Securities
Credit Equivalent Amount (CEA)	The on balance sheet equivalent value of an off balance sheet transaction
Deconsolidated entities	Entities involved in conducting insurance, funds management and non financial operations including special purpose vehicles (SPV) that are not consolidated for the APRA regulatory reporting group

8.0 Glossary
(continued)

Dilutive option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share
Dividend reinvestment plan (DRP)	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in Macquarie, with no transaction costs
EAD	Exposure at Default – the gross exposure under a facility (the amount that is legally owed to the ADI) upon default of an obligor
Earnings on capital and certain corporate income items	Total operating income includes the income generated by Macquarie's operating groups, income from the investment of Macquarie's capital, and certain items of operating income not attributed to Macquarie's operating groups. Earnings on capital and certain corporate income items is total operating income less the operating income generated by Macquarie's operating groups
Earnings per share	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 133 'Earnings Per Share'
ECAI	External Credit Assessment Institution
ECAM	Economic Capital Adequacy Model
Effective tax rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS and MIPS distributions paid or provided
EL	Expected Loss, which is a function of PD and LGD
ELE	Extended Licensed Entity is an entity that is treated as part of the ADI (Level 1) for the purpose of measuring the ADI's capital adequacy and exposures to related entities. The criterion for qualification as an ELE is detailed in the APRA Prudential Standards
Equity under management (EUM)	Refer definition in Section 7.2
ERL	Equity Risk Limit – Board imposed limit by which equity risk positions are managed
Expense/Income ratio	Total operating expenses expressed as a percentage of total operating income
Fair value through profit or loss	Other financial assets at fair value through profit or loss include those financial assets that contain embedded derivatives which must be otherwise separated and carried at fair value if it is part of a group of financial assets managed and evaluated on a fair value basis.
Fee and commission income	Fee and commission revenue less fee and commission expenses
FIRB	Foundation Internal Ratings Based Approach whereby PD and Maturity are internally estimated by the ADI and LGD is set by APRA
Gross credit risk exposures	The potential loss that Macquarie would incur as a result of a default by an obligor excluding the impact of netting and credit risk mitigation
Headcount	Headcount includes both permanent staff (full time, part time and fixed term hires) and contractors (including consultants and secondees). It excludes temporary staff, staff on leave without pay and staff on parental leave. Headcount figures include employees of Macquarie Group subsidiaries, except where the entity is acquired with the intention of disposal (i.e. businesses held for sale)
ICAAP	Internal Capital Adequacy Assessment Process

Impaired assets	An asset for which the ultimate collectability of principal and interest is compromised
Interest income	Interest revenue less interest expense
International income	International income provides a consistent basis for determining the size of Macquarie's operations outside of Australia. Operating income is classified as 'international' with reference to the geographic location from which the operating income is generated. This may not be the same geographic location where the operating income is recognised. For example, operating income generated by work performed for clients based overseas but recognised in Australia for statutory reporting purposes would be classified as 'international' income. Income from funds management activities is allocated by reference to the location of the fund's assets
IPO	Initial public offering
Level 2 MBL Regulatory Group	MBL, its parent Macquarie BH Pty Limited and MBL's subsidiaries but excluding deconsolidated entities for APRA reporting purposes
Level 3 Regulatory Group	MGL and its subsidiaries
LGD	Loss given default is defined as the economic loss which arises upon default of the obligor
Macquarie Income Preferred Securities (MIPS)	On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at Macquarie's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at Macquarie's discretion. The first coupon was paid on 15 April 2005. The issue is reflected in Macquarie's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest On 11 September 2009, £307.5 million of MIPS owned by entities associated with Macquarie were redeemed and on 29 September 2009, £307.5 million of reset convertible debentures issued by Macquarie Bank's London branch were subsequently redeemed. As at 30 September 2009, Macquarie Bank had £42.5 million of MIPS on issue which are held by parties not associated with Macquarie
Macquarie Income Securities (MIS)	The Macquarie Income Securities (MIS) are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the balance sheet. There are four million A$100 face value MIS on issue
Managed assets	Managed assets include third party equity invested in assets managed by Macquarie Capital Funds where management fees may be payable to Macquarie; and assets held directly by Macquarie acquired with a view that they may be sold into new or existing funds managed by Macquarie Capital Funds. This measure excludes assets of Macquarie-managed funds

8.0 Glossary
(continued)

MBI	Macquarie Bank International Limited
MBL	Macquarie Bank Limited
MGL	Macquarie Group Limited
Net loan losses	The impact on the income statement of loan amounts provided for or written-off during the period, net of the recovery of any such amounts which were previously written-off or provided for out of the income statement
Net tangible assets per ordinary share	(Total equity less Macquarie Income Securities less Minority Interest less the Future Income Tax Benefit plus the Deferred Tax Liability less Intangible assets) divided by the number of ordinary shares on issue at the end of the period
Non-GAAP metrics	Non-GAAP metrics include financial measures, ratios and other information that are either not required or defined under Australian Accounting Standards
Operating income	Operating income includes net interest income (interest revenue less interest expense), net trading income, fee and commission income, share of net profits of associates and joint ventures, net gains and losses from the sale of investments or the deconsolidation of controlled entities, dividends and distributions received/ receivable, other sundry income items, and is net of impairment charges. Operating income is reported in Macquarie's statutory income statement
Operating expenses	Operating expenses includes employments expenses (including staff profit sharing expense), brokerage and commission expenses, occupancy expenses (including premises rental expense), non-salary technology expenses, professional fees, travel and communication expenses, and other sundry expenses. Operating expenses are reported in Macquarie's statutory income statement
Other operating income and charges	Other revenue less other expenses. This captures income that does not fit into one of the other statutory categories, i.e. interest income, fee and commission income or trading income
Probability of Default (PD)	Likelihood of default by an obligor on its financial obligations
Potential Credit Exposure (PCE)	Potential exposures arising on a transaction calculated as the notional principal amount multiplied by a credit conversion factor specified by APRA
REIT	Real Estate Investment Trust
Return on equity	The profit after income tax attributable to Macquarie's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period, less the average balances of AVS and cash flow hedging reserves
Risk-weighted assets (RWA)	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy
SPV	Special purpose vehicles or securitisation vehicles
Subordinated debt	Debt issued by Macquarie for which agreements between Macquarie and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of Macquarie. Subordinated debt is classified as liabilities in the Macquarie financial statements and may be included in Tier 2 Capital.
Tier 1 Capital	A capital measure defined by APRA in Prudential Standard APS 111, supplemented by Guidance Note AGN 111.1, net of any applicable Tier 1 Capital Deductions
Tier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Tier 1 Capital ratio	Tier 1 Capital expressed as a percentage of RWA

Tier 2 Capital	A capital measure defined by APRA in Prudential Standard APS 111, supplemented by Guidance Note AGN 111.2
Total Capital	Tier 1 Capital plus Tier 2 Capital less Total Capital Deductions
Total Capital Deductions	An amount deducted in determining Total Capital, as defined in Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Total Capital ratio	Total Capital expressed as a percentage of RWA
Trading income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to 'trading' in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments
Upper Tier 2 Capital	Refer Tier 2 Capital

9.0 Ten year history

With the exception of 31 March 2005, the financial information presented below has been based on the accounting standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under International Financial Reporting Standards and their related pronouncements.

	Year ended 31 March	
	2001	2002
Financial performance ($ million)		
Total income from ordinary activities	1,649	1,822
Total expenses from ordinary activities	(1,324)	(1,467)
Profit from ordinary activities before income tax	325	355
Income tax expense	(53)	(76)
Profit from ordinary activities after income tax	272	279
Profit attributable to minority interests	(30)	(29)
Profit from ordinary activities after income tax attributable to ordinary equity holders	242	250
Financial position ($ million)		
Total assets	27,848	30,234
Total liabilities	(26,510)	(27,817)
Net assets	1,338	2,417
Total loan assets	7,785	9,209
Impaired loan assets (net of provisions)	31	49
Share information[(a)]		
Cash dividends per share (cents per share)		
Interim	41	41
Final	52	52
Special	—	—
Total	93	93
Basic earnings per share (cents per share)	138.9	132.8
Share price at end of period ($)	27.63	33.26
Ordinary share capital (million shares)[(b)]	175.9	198.5
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	4,860	6,602
Net tangible assets per ordinary share ($)[(c)]	5.15	7.94
Ratios		
Return on average ordinary shareholders' funds (%)	27.1	18.7
Dividend payout ratio (%)	67.5	73.6
Expense/income ratio (%)	80.3	80.5
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.1	0.2
Assets under management ($ billion)[(e)]	30.9	41.3
Staff numbers[(f)]	4,467	4,726

a) Macquarie's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.

b) Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.

c) Net tangible assets includes intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

d) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the Dividend payout ratio would have been 56.8%.

Year ended 31 March							Half year ended 30 Sep
2003	2004	2005	2006	2007	2008	2009	**2009**
2,155	2,823	4,197	4,832	7,181	8,248	5,526	**3,105**
(1,695)	(2,138)	(3,039)	(3,545)	(5,253)	(6,043)	(4,537)	**(2,573)**
460	685	1,158	1,287	1,928	2,205	989	**532**
(96)	(161)	(288)	(290)	(377)	(317)	(15)	**(36)**
364	524	870	997	1,551	1,888	974	**496**
(31)	(30)	(58)	(81)	(88)	(85)	(103)	**(17)**
333	494	812	916	1,463	1,803	871	**479**
32,462	43,771	67,980	106,211	136,389	167,250	149,144	**146,931**
(29,877)	(40,938)	(63,555)	(100,874)	(128,870)	(157,189)	(139,584)	**(135,711)**
2,585	2,833	4,425	5,337	7,519	10,061	9,560	**11,220**
9,839	10,777	28,425	34,999	45,796	52,407	44,751	**42,504**
16	61	42	85	88	165	952	**793**
41	52	61	90	125	145	145	**86**
52	70	100	125	190	200	40	**n/a**
50	—	40	—	—	—	—	**n/a**
143	122	201	215	315	345	185	**86**
164.8	233.0	369.6	400.3	591.6	670.6	309.6	**150.2**
24.70	35.80	48.03	64.68	82.75	52.82	27.05	**58.79**
204.5	215.9	223.7	232.4	253.9	274.6	283.4	**332.7**
5,051	7,729	10,744	15,032	21,010	14,504	7,666	**19,558**
8.23	10.72	13.97	16.63	22.86	28.18	23.72	**26.11**
18.0	22.3	29.8	26.0	28.1	23.7	9.9	**9.6**[g]
87.4[d]	53.2	53.2	54.4	54.3	52.2	60.2	**60.0**
78.7	75.7	72.4	73.4	73.2	73.3	82.1	**82.9**
0.0	0.3	0.2	0.2	0.1	0.3	1.9	**0.6**
52.3	62.6	96.7	140.3	197.2	232.0	243.1	**216.3**
4,839	5,716	6,556	8,183	10,023	13,107	12,716	**12,758**

e) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

f) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

g) Annualised.

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